Exhibit 1

2020

Interim

Financial Results

THE INTERIM FINANCIAL RESULTS ANNOUNCEMENT HAS BEEN
PREPARED FOR DISTRIBUTION IN THE UNITED STATES OF AMERICA

Westpac Banking Corporation

ABN 33 007 457 141

ii	2020 Interim Financial Results

Introduction

This Interim Financial Results Announcement has been prepared for distribution in the United States.

Our interim period refers to the six months ended 31 March 2020 (First Half 2020). Throughout this Interim Financial Results Announcement, we also refer to the six months ended 31 March 2019 (First Half 2019) and the six months ended 30 September 2019 (Second Half 2019).

The selected financial information for First Half 2020, First Half 2019 and Second Half 2019 contained in this Interim Financial Results Announcement is based on the financial statements contained in the unaudited consolidated Interim Financial Report for Westpac Banking Corporation (Westpac) and its controlled entities (Group) for the six months ended 31 March 2020. The Interim Financial Report has been prepared and presented in accordance with Australian Accounting Standards (AAS) as they relate to interim financial reports. The Interim Financial Report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) as they relate to interim financial reports.

All dollar values in this Interim Financial Results Announcement are in Australian dollars unless otherwise noted. References to ‘dollars’, ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars, references to ‘US$’, ‘USD’ or ‘US dollars’ are to United States dollars and references to ‘NZ$’, ‘NZD’ or ‘NZ dollars’ are to New Zealand dollars. Solely for the convenience of the reader, certain Australian dollar amounts have been translated into US dollars at a specified rate. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translation of Australian dollar amounts into US dollar amounts has been made at the rate of A$1 = US$0.6139, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the noon buying rate) on 31 March 2020. Refer to Section 5.7 for information regarding the rates of exchange between the Australian dollar and the US dollar applied by the Group as part of its operating activities for First Half 2020, Second Half 2019 and First Half 2019.

In addition to discussing the AAS financial information in this Interim Financial Results Announcement, we also discuss the following non-AAS financial information:

Cash earnings policy

In assessing financial performance, including divisional results, Westpac Group uses a measure of performance referred to as ‘cash earnings’. Cash earnings is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore considered in assessing distributions, including dividends. Cash earnings is neither a measure of cash flow nor net profit determined on a cash accounting basis, as it includes both cash and non-cash adjustments to statutory net profit.

Management believes this allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

To determine cash earnings, three categories of adjustments are made to reported results:

•	Material items that key decision makers at the Westpac Group believe do not reflect the Group’s operating performance;
•	Some items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and
•	Accounting reclassifications between individual line items that do not impact reported results.

Outlined in Section 6.1 are the cash earnings adjustments to the reported result.

Average Ordinary Equity

Average ordinary equity is calculated as the daily average of total equity less average non-controlling interests. Management believes this measure of average ordinary equity is useful in the calculation of return on equity as it removes the impact of equity attributable to non-controlling interests.

Other companies may use different methodologies to calculate average ordinary equity or similar non-AAS financial measures.

2020 Interim Financial Results	iii

Table of contents

Index

1.0	Group results	1
	1.1 Reported results	1
	1.2 Key financial information	2
	1.3 Market share and system multiple metrics	4

2.0	Review of Group operations	5
	2.1 Performance overview	5
	2.2 Review of reported results	15
	2.3 Credit quality	27
	2.4 Balance sheet and funding	29
	2.5 Capital and dividends	34
	2.6 Sustainability performance	40

3.0	Divisional results	46
	3.1 Consumer	48
	3.2 Business	52
	3.3 Westpac Institutional Bank	55
	3.4 Westpac New Zealand	57
	3.5 Group Businesses	60

4.0	2020 Interim Financial Report	62
	4.1 Directors’ report	63
	4.2 Consolidated income statement	92
	4.3 Consolidated statement of comprehensive income	93
	4.4 Consolidated balance sheet	94
	4.5 Consolidated statement of changes in equity	95
	4.6 Consolidated cash flow statement	96
	4.7 Notes to the consolidated financial statements	97
	4.8 Statutory statements	131

5.0	Other information	134
	5.1 Disclosure regarding forward-looking statements	134
	5.2 References to websites	135
	5.3 Credit ratings	135
	5.4 Dividend reinvestment plan	135
	5.5 Information on related entities	135
	5.6 Financial calendar and Share Registry details	136
	5.7 Exchange rates	140
	5.8 Group earnings reconciliation	140

6.0	Cash earnings supplementary information	143
	6.1 Cash earnings adjustments	143

7.0	Glossary	144

iv	2020 Interim Financial Results

In this Interim Financial Results Announcement (Results Announcement) references to ‘Westpac’, ‘WBC’, ‘Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities, unless it clearly means just Westpac Banking Corporation.

All references to $ in this Results Announcement are to Australian dollars unless otherwise stated.

Financial calendar

Interim Results Announcement released	4 May 2020
Ex-dividend date for interim dividend[1]	TBD
Record date for interim dividend (Sydney)[1]	TBD
Interim dividend payable[1]	TBD
Final Results Announcement (scheduled)	2 November 2020

1.	The Board has deferred the decision on determining an interim dividend and no dividend will be paid in June 2020.

2020 Interim Financial Results	1

Group Results

1.0	Group results

1.1	Reported results 1

Reported net profit attributable to owners of Westpac Banking Corporation (WBC) is prepared in accordance with the requirements of Australian Accounting Standards (AAS) and regulations applicable to Australian Authorised Deposit-taking Institutions (ADIs).

	Half Year	Half Year	Half Year	Half Year	% Mov’t1
	March 2020	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
$m	US$	A$	A$	A$
Net interest income	5,525	9,000	8,644	8,263	4	9
Net fee income	463	755	829	826	(9)	(9)
Net wealth management and insurance income	285	465	703	326	(34)	43
Trading income	282	460	492	437	(7)	5
Other income	(45)	(76)	2	127	large	large
Net operating income before operating expenses and impairment charges	6,510	10,604	10,670	9,979	(1)	6
Operating expenses	(3,795)	(6,181)	(5,015)	(5,091)	23	21
Impairment charges	(1,374)	(2,238)	(461)	(333)	large	large
Profit before income tax	1,341	2,185	5,194	4,555	(58)	(52)
Income tax expense	(610)	(994)	(1,580)	(1,379)	(37)	(28)
Net profit for the period	731	1,191	3,614	3,176	(67)	(63)
Net profit attributable to non-controlling interests	-	(1)	(3)	(3)	(67)	(67)
Net profit attributable to owners of WBC	731	1,190	3,611	3,173	(67)	(62)
Effective tax rate	45.5%	45.5%	30.4%	30.3%	large	large

Net profit attributable to owners of Westpac Banking Corporation for First Half 2020 was $1,190 million, a decrease of $1,983 million or 62% compared to First Half 2019. First Half 2020 included a significant increase in impairment charges due to the expected economic impact of the COVID-19 pandemic, costs associated with AUSTRAC proceedings including a provision for a potential penalty, and the impact of estimated customer refunds, payments, associated costs and litigation, which together reduced net profit before tax by $3,008 million. These items are further discussed in Section 2.1, Section 2.2.9 and in Note 10 and Note 14 of the 2020 Interim Financial Report.

Net interest income increased $737 million compared to First Half 2019 from a 2% increase in average interest-earning assets (mostly higher liquid assets) and an increase in net interest margin of 12 basis points to 2.21%. The movement in net interest income is attributable to:

•	movements in economic hedges; and
•	a decrease in the charge for estimated customer refunds, payments, associated costs and litigation; partially offset by
•	the impact of lower rates on average interest earning assets exceeding benefits from the decrease in the Group’s funding costs.

Net interest income, loans, deposits and other borrowings and net interest margin are discussed further in Sections 2.2.1 to 2.2.4.

In aggregate, non-interest income decreased $112 million compared to First Half 2019 mainly due to:

•	a decrease in net fee income from lower product volumes and exit of the Advice business;
•	a decrease in the valuation of Pendal; and
•	lower asset sales; partially offset by
•	a reduced charge for estimated customer refunds, payments, associated costs and litigation.

Non-interest income is discussed further in Section 2.2.5.

Operating expenses increased $1,090 million or 21% compared to First Half 2019. The rise was mainly due to:

•	costs associated with AUSTRAC proceedings including a provision for a potential penalty; and
•	an increase in amortisation and impairment of the Group’s software; partially offset by
•	provisions for Wealth restructuring in the prior period.

Operating expenses are discussed further in Section 2.2.8.

Impairment charges were $1,905 million higher compared to First Half 2019 reflecting the rapid deterioration in the economy as a result of the COVID-19 pandemic which has led to a significant increase in the expected credit losses the Group has estimated under AASB9. Asset quality was sound, with stressed exposures as a percentage of total committed exposures at 1.32%, up 22 basis points compared to First Half 2019. Given that COVID-19’s economic impact only escalated in March 2020, these metrics do not fully reflect the more challenging position beginning to emerge across the economy and its impact on customers. Impairment charges are discussed further in Section 2.2.9 and Note 10 of the 2020 Interim Financial Report.

The effective tax rate of 45.5% was higher than the First Half 2019 effective tax rate of 30.3% as the costs associated with AUSTRAC proceedings including a provision for a potential penalty were substantially non deductible. Income tax expense is discussed further in Section 2.2.10.

1.	Percentage movement represents an increase/(decrease) to the relevant comparative period. 7

2	2020 Interim Financial Results

Group Results

1.2	Key financial information[1]

	Half Year	Half Year	Half Year	Half Year
	March	March	Sept	March	% Mov’t
	2020	2020	2019	2019	Mar 20 -		Mar 20 -
	US$	A$	A$	A$	Sept 19		Mar 19
Shareholder value
Earnings per ordinary share (cents)[2]	20.4	33.2	104.1	92.3	(68)		(64)
Weighted average ordinary shares (millions)[3]	3,574	3,574	3,464	3,436	3		4
Fully franked dividends per ordinary share (cents)[4]	TBD	TBD	80	94	TBD		TBD
Dividend payout ratio[4]	TBD	TBD	77.26%	102.00%	TBD		TBD
Return on average ordinary equity[5]	3.52%	3.52%	11.24%	10.05%	large		large
Average ordinary equity ($m)[6]	41,515	67,625	64,078	63,348	6		7
Average total equity ($m)[7]	41,548	67,678	64,126	63,400	6		7
Net tangible asset per ordinary share ($)[8]	9.47	15.43	15.36	15.12	-		2
Business performance
Interest spread[9]	2.08%	2.08%	1.99%	1.89%	9 bps		19 bps
Benefit of net non-interest bearing assets, liabilities and equity[10]	0.13%	0.13%	0.16%	0.20%	(3 bps	)	(7 bps	)
Net interest margin[11]	2.21%	2.21%	2.15%	2.09%	6 bps		12 bps
Average interest earning assets ($m)	499,083	812,971	803,165	794,660	1		2
Expense to income ratio[12]	58.29%	58.29%	47.00%	51.02%	large		large
Capital, funding and liquidity
Common equity Tier 1 capital ratio
- APRA Basel III	10.81%	10.81%	10.67%	10.64%	14 bps		17 bps
- Internationally comparable	15.81%	15.81%	15.85%	16.17%	(4 bps	)	(36 bps	)
Credit risk weighted assets (credit RWA) ($m)	226,616	369,142	367,864	362,762	-		2
Total risk weighted assets (RWA) ($m)	272,513	443,905	428,794	419,819	4		6
Liquidity coverage ratio (LCR)	154%	154%	127%	138%	large		large
Net stable funding ratio (NSFR)	117%	117%	112%	113%	large		396 bps
Asset quality
Gross impaired exposure to gross loans	0.30%	0.30%	0.25%	0.24%	5 bps		6 bps
Gross impaired exposure to equity and total provisions	2.93%	2.93%	2.54%	2.57%	39 bps		36 bps
Gross impaired exposure provisions to gross impaired exposure[13]	50.09%	50.09%	44.92%	45.74%	large		large
Total committed exposures (TCE) ($bn)	664	1,082	1,050	1,047	3		3
Total stressed exposures as a % of TCE[14]	1.32%	1.32%	1.20%	1.10%	12 bps		22 bps
Total provisions to gross loans	80 bps	80 bps	54 bps	56 bps	26 bps		24 bps
Mortgages 90+ day delinquencies	0.87%	0.87%	0.82%	0.75%	5 bps		12 bps
Other consumer loans 90+ day delinquencies	1.94%	1.94%	1.69%	1.80%	25 bps		14 bps
Collectively assessed provisions to credit RWA	140 bps	140 bps	95 bps	98 bps	45 bps		42 bps
Balance sheet ($m)
Loans	441,810	719,678	714,770	714,297	1		1
Total assets	594,048	967,662	906,626	891,062	7		9
Deposits and other borrowings	357,855	582,920	563,247	555,007	3		5
Total liabilities	552,520	900,016	841,119	827,127	7		9
Total equity	41,528	67,646	65,507	63,935	3		6
Wealth Management
Average Group Funds ($bn)	137.9	224.6	221.8	207.3	1		8
Life insurance in-force premiums (Australia) ($m)	742	1,208	1,212	1,259	-		(4)
General insurance gross written premiums (Australia) ($m)	168	273	279	259	(2)		5

2020 Interim Financial Results	3

Group Results

1	Averages are based on a six month period.
2	Based on the weighted average number of fully paid ordinary shares outstanding for the relevant six month period. Earnings are calculated as net profit attributable to owners of WBC. 1
3	Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period less Westpac shares held by the Group (“Treasury shares”).
4.	The Board has deferred the decision on determining an interim dividend and no dividend will be paid in June 2020.
5	Calculated as net profit attributable to owners of WBC divided by average ordinary equity (annualised).
6	Calculated as average total equity less average non-controlling interests.
7	Average total equity is the average balance of shareholders’ equity, including non-controlling interests.
8	Total equity attributable to owners of WBC after deducting intangible assets divided by the number of ordinary shares outstanding, less Treasury shares held.
9	Calculated as the difference between the average yield on all interest earning assets and the average rate paid on all interest bearing liabilities (annualised).
10	Calculated as the difference between net interest margin and interest spread, and represents benefits derived from holdings of the net non-interest bearing component of the balance sheet (including equity) (annualised).
11	Calculated by dividing net interest income by average interest earning assets (annualised). 2
12	Calculated as Group operating expenses excluding impairment charges divided by Group net operating income before operating expenses and impairment charges.
13	Impairment provisions relating to impaired exposures include individually assessed provisions plus the proportion of the collectively assessed provisions that relate to impaired exposures.
14	Stressed exposures include program managed loans 90 days plus and non-performing transaction managed loans.

4	2020 Interim Financial Results

Group Results

1.3	Market share and system multiple metrics

1.3.1	Market share

	As at 31 March 2020	As at 30 Sept 2019	As at 31 March 2019
Australia
Banking system (Australian Prudential Regulation Authority (APRA))[1]
Housing credit[2]	23%	24%	24%
Cards	23%	23%	23%
Household deposits	22%	22%	23%
Business deposits	20%	20%	20%
Financial system (Reserve Bank of Australia (RBA))[1]
Housing credit[2]	22%	23%	23%
Business credit	16%	17%	18%
Retail deposits[3]	21%	22%	21%
New Zealand (Reserve Bank of New Zealand (RBNZ))[4]
Consumer lending	18%	18%	18%
Deposits	19%	18%	19%
Business lending	17%	16%	17%
Australian Wealth Management[5]
Platforms (includes Wrap and Corporate Super)	18%	18%	18%
Retail (excludes Cash)	18%	17%	17%
Corporate Super	15%	14%	13%

1.3.2	System multiples

	Half Year March 2020	Half Year Sept 2019	Half Year March 2019
Australia
Banking system (APRA)[1]
Housing credit[2,6]	n/a	0.6	0.5
Cards[6]	n/a	n/a	n/a
Household deposits	0.3	0.6	0.1
Business deposits	0.6	2.6	0.1
Financial system (RBA)[1]
Housing credit[2,6]	n/a	0.6	0.5
Business credit[6]	0.2	n/a	n/a
Retail deposits[3,6]	0.3	0.7	n/a
New Zealand (RBNZ)[4]
Consumer lending	1.0	1.1	0.4
Household deposits	1.2	0.2	1.4

1.	From March 2019 certain statistical data has been restated as a result of APRA’s implementation of the new Economic and Financial Statistics (EFS) collection requirements. APRA’s EFS collection requirements have clarified and revised a number of key reporting definitions including residency, industry sectors, and loan purpose. In addition, the EFS collection coverage has been expanded to include credit unions and building societies. The restated balances are reported in APRA’s new Monthly Authorised Deposit-taking Institutional Statistics (MADIS) publication, which replaces APRA’s Monthly Banking Statistics (MBS) publication. Westpac’s market share and growth multiples for First Half 2020 and Second Half 2019 have been calculated based on APRA’s MADIS publication, with prior period comparative balances prepared on the previous MBS publication approach. As a result of this change, market share and system multiples are not comparable to reporting periods prior to Second Half 2019.
2.	Includes securitised loans.
3.	Retail deposits as measured by the RBA, financial system includes financial corporations’ deposits.
4.	New Zealand comprises New Zealand banking operations.
5.	Market Share Australian Wealth Management based on market share statistics from Strategic Insight as at 31 December 2019 (for First Half 2020), as at 30 June 2019 (for Second Half 2019) and as at 31 December 2018 (for First Half 2019).
6.	n/a indicates that system growth or Westpac growth was negative.

2020 Interim Financial Results	5

Review of Group operations

2.0	Review of Group operations

Section 2 ‘Review of Group operations’ focuses on our Group results and key drivers for movements, with reference to our significant divisions. For more commentary at the divisional level, refer to Section 3 ‘Divisional results’.

2.1	Performance overview

Overview

	Half Year	Half Year	Half Year	Half Year	% Mov’t1
	March 2020	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
$m	US$	A$	A$	A$
Net interest income	5,525	9,000	8,644	8,263	4	9
Net fee income	463	755	829	826	(9)	(9)
Net wealth management and insurance income	285	465	703	326	(34)	43
Trading income	282	460	492	437	(7)	5
Other income	(45)	(76)	2	127	large	large
Net operating income before operating expenses and impairment charges	6,510	10,604	10,670	9,979	(1)	6
Operating expenses	(3,795)	(6,181)	(5,015)	(5,091)	23	21
Profit before impairment charges and income tax expense	2,715	4,423	5,655	4,888	(22)	(10)
Impairment charges	(1,374)	(2,238)	(461)	(333)	large	large
Profit before income tax	1,341	2,185	5,194	4,555	(58)	(52)
Income tax expense	(610)	(994)	(1,580)	(1,379)	(37)	(28)
Net profit for the period	731	1,191	3,614	3,176	(67)	(63)
Net profit attributable to non-controlling interests	-	(1)	(3)	(3)	(67)	(67)
Net profit attributable to owners of WBC	731	1,190	3,611	3,173	(67)	(62)

Westpac’s performance in First Half 2020 was significantly impacted by the COVID-19 pandemic, including its effect on employees, customers and the broader economy. Westpac’s coordinated approach to the crisis is focused on the safety of its people, support for customers and helping the economy through this challenging time.

Westpac’s First Half 2020 financial results were lower over both Second Half 2019 and First Half 2019 due to the immediate and expected flow-on impacts of COVID-19 on impairment charges, along with two other factors outlined below.

The first is the provisions and costs related to the Australian Transaction Reports and Analysis Centre’s (AUSTRAC) civil proceedings against Westpac in relation to alleged contraventions of the Anti-Money Laundering and Counter-Terrorism Financing Act. These civil proceedings contributed to Board and management changes and led to a provision for a potential penalty along with additional costs, including from the Group’s Response Plan. In aggregate, these costs reduced net profit attributable to owners of WBC in First Half 2020 by over $1 billion. Other impacts of the AUSTRAC civil proceedings are set out below.

Secondly, the financial services sector, including Westpac, has continued to respond to the recommendations from the Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry (Royal Commission), as well as governance, culture and accountability self-assessments. For Westpac, implementing these recommendations and putting things right for customers where the Group got it wrong has contributed to higher regulatory and compliance costs and additional provisions for estimated customer refunds, payments, associated costs and litigation. These provisions reduced net profit attributable to owners of WBC in First Half 2020 by $258 million.

Prior to the emergence of COVID-19, the sector had been impacted by a slowing in GDP growth, continued low wages growth, subdued business and consumer sentiment and lower interest rates. For financial services companies, this resulted in relatively modest demand for lending, further pressure on net interest margins and increased competition, particularly from new and smaller players. The housing market on the other hand had shown some signs of recovery with house prices generally improving in major markets through the half. However, given recent events this recovery is unlikely to be sustained.

COVID-19

The largest financial impact of COVID-19 on performance in First Half 2020 has been a material increase in impairment charges linked to the changed economic outlook. Slower activity, together with falls in asset values, have also contributed to the write-down of certain assets and capitalised software. While other aspects of Westpac’s operations were impacted by the effects of COVID-19, as the crisis emerged late in the period, the financial impact was relatively modest. Additional effects are expected to emerge in Second Half 2020, the size of which will depend on a range of factors including the duration of the crisis, the impact of stimulus measures and how consumers and businesses respond.

Over the last two centuries, Westpac has supported its people, customers, and the community more broadly through recessions, depressions and a range of crises. Westpac will continue to do so through the COVID-19 pandemic. Some examples of Westpac’s actions include the following:

1	Percentage movement represents an increase/(decrease) to the relevant comparative period.

6	2020 Interim Financial Results

Review of Group operations

Protecting employees

The physical and mental wellbeing of employees is paramount, and the Group has enhanced policies, practices and procedures to keep our people safe, assist them to work effectively and continue supporting customers and the community, including:

•	Supporting around 22,000 employees working from home in Australia, with around 4,000 employees remaining in corporate sites to deliver essential banking services;
•	Over 300,000 hours of video conferencing in March 2020 compared to 42,000 hours 12 months ago;
•	Enhanced corporate cleaning, increased availability of hand sanitisers, temperature checks in larger sites, installation of polycarbonate protective screens, and increased resources to help employees manage their physical and mental wellbeing;
•	Actively changed work arrangements to deal with increased customer demand for assistance, a decline in branch visits and lockdowns experienced by some offshore service providers; and
•	Special paid leave for employees (including casuals) required to self-isolate.

Supporting consumers

Helping consumers to bank safely and manage their finances effectively, including:

•	A range of initiatives to reduce personal contact by helping customers set up internet banking, encouraging self-serve and increasing the use of electronic and contactless channels;
•	Remaining open for business with over 94% of Australian branches open, and ATM availability exceeding 98% through March 2020;
•	Supporting consumers with a range of special assistance packages including principal and interest deferral for mortgages (6 months) and cards/personal loans (3 months);
•	Around 120,000 assistance packages for mortgages have been approved;
•	Special interest rates for term deposits, fixed rate home loans for 1, 2 and 3 year terms; and
•	Increased limits on tap-and-go transactions to $200 from $100 and increased limits on digital cheque deposits.

Supporting businesses

Helping businesses manage their finances through these challenging times, including:

•	Payment deferral options for businesses with certain loans of up to $10 million;
•	Seconding certain of the Group’s business specialists into contact centres to support businesses manage their cash flow;
•	Approved over 31,000 assistance packages;
•	Providing unsecured loans of up to $0.25 million for 3 years for businesses with turnover <$50 million (50% guaranteed by the Federal Government);
•	Providing temporary funding to businesses waiting for JobKeeper payments;
•	Working closely with large corporates and institutions to support liquidity needs with WIB supporting a $5 billion increase in lending late in First Half 2020; and
•	Special interest rates and fees: 200 basis point discount on overdrafts, 100 basis point discount on cash-based loans, fees waived on merchant terminal rentals for up to 3 months, no establishment fee for equipment finance loans.

Supporting the economy and community

As one of Australia’s and New Zealand’s major banks, Westpac plays a critical role in supporting the economy and the communities in which it operates, including:

•	Materially improving system stability and resilience, with a 48% reduction in high severity incidents while keeping our systems and data safe from external hacks;
•	Supporting State governments with debt purchases and data insights on the impacts of the COVID-19 on consumers and businesses;
•	Updating the Group’s employee matching gifts program to support certain COVID-19 related causes;
•	With their major sponsor impacted by the effects of COVID-19, St.George Bank stepped in to help fund Little Wings which provides a free service to help rural families travel to the Sydney Children’s Hospital to receive vital medical treatment;
•	Working constructively with government and the industry to develop effective support mechanisms for customers.

Through First Half 2020, Westpac responded to the severe bushfires that impacted much of eastern Australia by setting up practical, on-the-ground support for customers, our people and for those caring for affected communities. Some of the initiatives included: allocating $3.8 million for emergency cash grants for consumers and businesses, making mortgage payments for one year for those losing their principal residence and providing low interest rates on loans to help businesses rebuild. Additional community support included funds for financial counselling along with donations to the Salvation Army’s Disaster Appeal, state bushfire appeals and to various volunteer services. For our people Westpac provided uncapped paid leave to emergency services volunteers in bushfire affected areas along with grants of $5,000 to employees needing emergency relief.

2020 Interim Financial Results	7

Review of Group operations

CEO Priorities

Following his appointment as CEO, Peter King announced some changes to the Group’s priorities which reflect Westpac’s immediate regulatory and compliance needs, responding to the more challenging operating environment and actions to improve Westpac’s performance focus. These priorities also reaffirm the Group’s customer focus and its service orientation. The four priorities are:

1.	Customer Franchise – in the short term, support customers through the COVID-19 crisis. Longer term, grow the customer base and deepen relationships through superior service;
2.	Performance Discipline – simplify the portfolio and drive improved execution across the Group’s banking businesses;
3.	Digital Transformation – build a common and upgraded technology platform, and migrate more activity to digital; and
4.	Risk Management – build a stronger risk culture driven from the first line. Implement recommendations of the Group’s Culture, Governance and Accountability (CGA) self-assessment and the Royal Commission and respond to AUSTRAC matters, including implementing the response plan.

Financial Performance Summary

With this backdrop, net profit attributable to owners of WBC for First Half 2020 was $1,190 million, down $2,421 million or 67% on Second Half 2019 and $1,983 million lower (or 62%) than First Half 2019. The First Half 2020 result was significantly impacted by higher impairment charges along with costs associated with AUSTRAC proceedings including a provision for a potential penalty and estimated customer refunds, payments, associated costs and litigation. These items help explain Westpac’s performance and are explained later in this overview with more information in Section 4.7, Note 14.

Estimated customer refunds, payments, associated costs and litigation and costs associated with AUSTRAC proceedings including a provision for a potential penalty totalled $1,285 million in First Half 2020 (compared to $377 million in Second Half 2019 and $753 million in First Half 2019). Excluding estimated customer refunds, payments, associated costs and litigation, costs associated with AUSTRAC proceedings including a provision for a potential penalty, and the restructuring of the Wealth business in Second Half 2019, net profit attributable to owners of WBC was $2,475 million, down $1,513 million or 38% over Second Half 2019 and down 37% compared to First Half 2019, with most of that decline due to the increase in impairment charges in First Half 2020. Net profit attributable to owners of WBC excluding estimated customer refunds, payments, associated costs and litigation, costs associated with AUSTRAC proceedings including a provision for a potential penalty, and the restructuring of the Wealth business is summarised later in this overview.

Net interest income was 4% higher over Second Half 2019, with a 1% increase in average interest earning assets and 6 basis point increase in net interest margin. Balance sheet growth was relatively modest for most of First Half 2020 although a flight to quality and higher demand for liquidity saw loans and customer deposits end First Half 2020 up 1% and 4% respectively.

The decline in non-interest income in First Half 2020 of 21% was mostly due to higher insurance claims from severe storms and bushfires while wealth income was also lower. Operating expenses were higher, up 23% over Second Half 2019, with most of the increase due to costs associated with AUSTRAC proceedings including a provision for a potential penalty. Excluding costs associated with estimated customer refunds and payments and litigation, costs associated with AUSTRAC proceedings including a provision for a potential penalty, and the restructuring of the Wealth business in Second Half 2019, operating expenses were 3% higher reflecting increased risk and compliance costs, some asset write-downs and higher software amortisation.

Asset quality metrics were sound over First Half 2020 with impaired exposures to gross loans of 30 basis points at 31 March 2020, compared to 25 basis points at 30 September 2019. Stressed exposures to total committed exposures ended the half at 1.32% compared to 1.20% at 30 September 2019. Given the effects of COVID-19 only began to escalate in March, these metrics do not reflect the more difficult position beginning to emerge across the economy and its impact on customers.

While there was a rise in stressed exposures at 31 March 2020, a significant change in the economic and industry outlook related to the COVID-19 pandemic has led to impairment charges of $2,238 million in First Half 2020, up $1,777 million over the Second Half 2019 and up $1,905 million over First Half 2019. Assessing the likely impact of the COVID-19 pandemic was the main contributor to the increased impairment charges in First Half 2020.

The increase in impairment charges lifted impairment provisions and provision coverage ratios with the ratio of collectively assessed provisions to credit risk weighted assets of 1.40% at 31 March 2020 up from 0.95% at 30 September 2019.

The lower net profit attributable to owners of WBC, combined with capital raised in First Half 2020, translated to a decline in return and per share metrics. The return on average ordinary equity was 3.52% in First Half 2020, down from 11.24% in Second Half 2019. Earnings per ordinary share were 33.2 cents in First Half 2020, down 68% over Second Half 2019 and 64% over First Half 2019. Excluding estimated customer refunds, payments, associated costs and litigation and associated with AUSTRAC proceedings including a provision for a potential penalty, earnings per ordinary share were 69.2 cents.

Net profit attributable to owners of WBC was lower across all divisions with a decline in net operating income before operating expenses and impairment charges and higher impairment charges across the Group.

Reviewing movements on the prior corresponding period, in First Half 2020 net profit attributable to owners of WBC was 62% lower than First Half 2019. Excluding estimated customer refunds, payments, associated costs and litigation, costs associated with AUSTRAC proceedings including a provision for a potential penalty, and the restructuring of the Wealth business in First Half 2019, First Half 2020 net profit attributable to owners of WBC was 37% lower than First Half 2019. Most of this decline was from the increase in impairment charges.

8	2020 Interim Financial Results

Review of Group operations

On capital, Westpac completed an institutional share placement and a retail share purchase plan in the half, raising $2.8 billion. These lifted capital levels and contributed to a 3.5% increase in shares on issue.

As a result, the Group reported a common equity tier 1 (CET1) capital ratio of 10.8% at 31 March 2020, compared to 10.7% at 30 September 2019 and 10.6% at 31 March 2019. The higher capital ratio was achieved while absorbing higher risk weighted assets (RWA) from an additional $500 million operational risk capital overlay from APRA associated with the AUSTRAC matter and payment of the final 2019 dividend. Interest rate risk in the banking book RWA was also higher, including from a $500 million capital overlay that will apply until a new IRRBB model is finalised and approved. Net tangible assets per share were $15.43 at 31 March 2020 compared to $15.36 at 30 September 2019.

The Group’s liquidity ratios remained above regulatory minimums. Higher customer deposit growth relative to loan growth lifted the deposit to loan ratio to over 75%, while the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR) ended First Half 2020 at 154% and 117% respectively.

Dividends

The Board has deferred the decision on determining an interim dividend and no dividend will be paid in June 2020. This was a difficult decision given many retail shareholders rely on our dividends.

Westpac remains well provisioned and capitalised. Nevertheless, the Board recognises the uncertain economic and operating conditions and how these may develop over the next six months. The Board also accepted APRA’s consistent guidance on dividends and being prudent at this point in time. Westpac has kept APRA informed about its stress testing scenarios and capital position. WBC has not received any concerns from APRA on the bank’s capital position. The Board will continue to review dividend options over the course of this year.

Westpac will continue to assess opportunities to improve capital utilisation across the Group. The strategic review of Specialist Businesses will also consider ways to further optimise capital. Refer to Significant Developments in the Directors’ Report (Section 4.1) for information on Specialist Businesses.

Bank Levy

Despite the lower net profit attributable to owners of WBC, the Government’s Bank Levy cost $196 million in First Half 2020, similar to the $198 million in Second Half 2019. The Bank Levy in First Half 2020 was equal to 12% of net profit attributable to owners of WBC, is equivalent to 4 cents per share and is included in net interest income where it reduced net interest margin by 5 basis points. In aggregate, taxes paid along with the Bank Levy give Westpac an adjusted effective tax rate of 47.5%.

AUSTRAC Civil Proceedings

On 20 November 2019, AUSTRAC launched civil proceedings against Westpac in the Federal Court of Australia, lodging a Statement of Claim with the Court. Westpac had previously disclosed that it had self-reported to AUSTRAC a failure to report a large number of international funds transfer instructions (IFTIs) and that AUSTRAC was also investigating a number of other areas relating to Westpac’s processes, procedures and monitoring.

Commencement of the civil proceedings has significantly impacted Westpac and has contributed to:

•	The stepping down of the CEO, Brian Hartzer, and the appointment of Peter King as CEO;
•	The Chairman Lindsay Maxsted bringing forward his retirement and the subsequent appointment of John McFarlane as Westpac Chairman (from April 2020);
•	Cancellation of the annual short-term incentives for the CEO and the Group Executives for Full Year 2020;
•	The commencement of a detailed response plan to immediately lift the Group’s financial crime standards and protect people from online child exploitation;
•	A provision for a potential penalty of $900 million (not tax deductible) relating to AUSTRAC’s civil proceedings along with additional costs associated with the response plan (earnings impact of $127 million after tax);
•	Additional investigations by the corporate regulator (ASIC) and the prudential regulator (APRA), along with APRA imposing an additional operational risk capital overlay equal to $500 million; and
•	The launch of shareholder class actions in Australia and in the United States.

Since the civil proceedings were launched, Westpac has been in discussions and mediation with AUSTRAC seeking to agree a Statement of Agreed Facts and Admissions along with a proposed penalty that could be put to the Court on a joint basis with AUSTRAC.

At the case management hearing on 30 March 2020, the Court ordered that the parties file a Statement of Agreed Facts and Admissions with the Court by 8 May 2020, and that Westpac file a Defence in relation to the remaining matters by 15 May 2020.

Westpac considered the available information and has made a provision of $900 million for a potential penalty in relation to AUSTRAC’s 20 November 2019 Statement of Claim. The provision has been taken in circumstances where there remains considerable uncertainty on the approach the Court might take in assessing the appropriate penalty and where there remains a prospect that Westpac and AUSTRAC could agree a penalty which could be recommended to the Court on a joint basis (which the Court would have regard to but not be obliged to accept).

The Court’s decision on the appropriate penalty will likely involve balancing many different competing and complex factors and the exercise of discretion. Accordingly, the actual penalty paid by Westpac may be materially higher or lower than the current provision. Further details on this provision can be found in Section 4.7, Note 14.

2020 Interim Financial Results	9

Review of Group operations

On 24 November 2019 Westpac announced a detailed response plan to the AUSTRAC proceedings. This response plan included three elements and progress over the half included:

Response plan elements	Progress
Immediate fixes	•	Reported outstanding IFTIs to AUSTRAC.
	•	Closed relevant Australasian Cash Management and LitePay products.
Lifting our standards	•	Established a new Board Financial Crime Committee.
	•	Appointed Promontory to provide assurance over Westpac’s assessment of management accountability in relation to the issues raised in the AUSTRAC proceedings and the adequacy of Westpac’s Financial Crime Program.
	•	Established an independent Advisory Panel to review Board risk governance and Board accountability in relation to the issues raised in the AUSTRAC proceedings.
	•	Updated transaction monitoring rules and implemented enhanced oversight of the processes.
Protecting people	•	Investing to reduce human impact of financial crime, including partnerships with International Justice Mission and Save the Children.
	•	Established the Safer Children, Safer Communities Roundtable to guide investments for a program of work to support the prevention of online child exploitation.

Further details on the AUSTRAC matter can be found in Significant Developments and Risk Factors in the Directors’ Report (Section 4.1) and in Section 4.7, Note 14.

Enhancing Risk Management

Over recent years, the Group has conducted significant work to review its products and operations, improve the handling of complaints, enhance culture, and strengthen risk processes and controls. This has included: ongoing product reviews, assessing the quantum of known customer remediation, implementing recommendations from its culture governance and accountability (CGA) self-assessment and the Royal Commission, exiting non-core activities, closing-out legacy regulatory and compliance matters, and reshaping the way we identify and respond to complaints.

In First Half 2020, and following the AUSTRAC Statement of Claim, APRA requested that Westpac reassess its CGA remediation plan to determine whether it is ‘fit for purpose’. The reassessment is underway and due to be completed by 30 June 2020. In parallel with the reassessment, Westpac is continuing to implement recommendations from its various programs of work, including:

•	Royal Commission: Of the 49 Royal Commission recommendations relevant to Westpac, 13 are implemented, 22 are being implemented, and 14 are awaiting further regulatory clarity; and
•	CGA self-assessment: Implementing the CGA remediation plan, with 67% of recommendations implemented for design effectiveness as at 31 March 2020.

Customer Remediation

Through its ‘get it right, put it right’ initiatives, products, processes and policies have continued to be reviewed to identify where the Group may not have got it right for customers. Where problems have been identified, the Group has committed to fix them and refund customers. These initiatives identified a number of issues that have required remediation. The Group booked an after-tax cost of $258 million for estimated customer refunds, payments, associated costs and litigation in First Half 2020.

The cost of major items in First Half 2020 related to: 5

•	Provisions for estimated refunds to certain business customers who were provided with business loans where they should have been provided with loans covered by the National Consumer Credit Protection Act and the National Credit Code;
•	Provisions for estimated compensation to customers on the Group’s platforms who were not advised of certain corporate actions. As these customers may have missed out on value associated with these actions a compensating payment is being made; and
•	Provisions for estimated refunds to some BT customers where certain wealth fees were inadequately disclosed.

Management of the Group’s key customer remediation programs have been centralised in the Group’s remediation hub and over 600,000 customers have now received over $350 million in refunds.

10	2020 Interim Financial Results

Review of Group operations

Financial performance First Half 2020 – Second Half 2019

Net profit attributable to owners of WBC of $1,190 million was down $2,421 million or 67% over Second Half 2019. The decline in net profit attributable to owners of WBC was principally due to higher impairment charges and higher estimated customer refunds, payments, associated costs and litigation and costs associated with AUSTRAC proceedings including a provision for a potential penalty.

To help explain Westpac’s performance, certain items in this result are described as ‘customer refunds, payments, associated costs and litigation’, ‘costs associated with AUSTRAC proceedings including a provision for a potential penalty’, and ‘restructuring of the Wealth business’. These include:

•	Provisions for estimated customer refunds and payments, associated costs, and litigation;
•	A provision for a potential penalty relating to AUSTRAC’s civil proceedings;
•	Costs associated with Westpac’s AUSTRAC response plan; and
•	Restructuring costs associated with the reset of Westpac’s wealth strategy in 2019.

Throughout this Results Announcement, the terms ‘estimated customer refunds and payments’, ‘costs associated with estimated customer refunds and payments and litigation’, ‘costs associated with AUSTRAC proceedings including a provision for a potential penalty’, and ‘restructuring of the Wealth business’ refer only to these items, which are also discussed further in Section 4.7, note 14.

These items impact net profit attributable to owners of WBC, the major income statement line items and certain performance metrics. The following tables present the impact of these items on major income statement line items (Table 1), the quantum of these items and their impact on key line items in the income statement (Table 2) and certain performance metrics (Table 3) over the last three halves.

2020 Interim Financial Results	11

Review of Group operations

Table 1: Impact of estimated customer refunds, payments, associated costs and litigation, costs associated with AUSTRAC proceedings including a provision for a potential penalty, and the restructuring of the Wealth business

	Half Year March 2020			Half Year Sept 2019			Half Year March 2019
$m	Costs associated with AUSTRAC proceedings including a provision for a potential penalty	Estimated customer refunds, payments, associated costs and litigation	Total	Estimated customer refunds, payments, associated costs and litigation	Wealth Restructuring	Total	Estimated customer refunds, payments, associated costs and litigation	Wealth Restructuring	Total
Net interest income	-	(106)	(106)	(132)	-	(132)	(212)	-	(212)
Net fee income	-	(147)	(147)	(118)	-	(118)	(165)	-	(165)
Net wealth management and insurance income	-	16	16	(102)	-	(102)	(435)	-	(435)
Non-interest income	-	(131)	(131)	(220)	-	(220)	(600)	-	(600)
Net operating income before operating expenses and impairment charges	-	(237)	(237)	(352)	-	(352)	(812)	-	(812)
Staff expenses	-	(61)	(61)	(33)	(27)	(60)	(66)	(142)	(208)
Technology expenses	-	(3)	(3)	(2)	(13)	(15)	(9)	(11)	(20)
Other expenses	(1,058)	(68)	(1,126)	(101)	(11)	(112)	(9)	(37)	(46)
Operating expenses	(1,058)	(132)	(1,190)	(136)	(51)	(187)	(84)	(190)	(274)
Profit before income tax	(1,058)	(369)	(1,427)	(488)	(51)	(539)	(896)	(190)	(1,086)
Income tax expense	31	111	142	147	15	162	279	54	333
Net profit attributable to owners of WBC	(1,027)	(258)	(1,285)	(341)	(36)	(377)	(617)	(136)	(753)

Table 2. Impact of estimated customer refunds, payments, associated costs and litigation, costs associated with AUSTRAC proceedings including a provision for a potential penalty, and the restructuring of the Wealth business, and impact on movements in key line items 4

	Impact in Key Line Items[1] ($m)		Growth Mar 20 - Sep 19 (%)
$m	Half Year March 2020	Half Year Sept 2019	As reported	Ex impact of certain items[1]
Net interest income	(106)	(132)	4	4
Non-interest income	(131)	(220)	(21)	(23)
Operating expenses	(1,190)	(187)	23	3
Profit before impairment charges and income tax expense	(1,427)	(539)	(22)	(6)
Impairment charges	-	-	large	large
Income tax expense	142	162	(37)	(35)
Net profit attributable to owners of WBC	(1,285)	(377)	(67)	(38)

	Impact in Key Line Items[1] ($m)		Growth Mar 20 - Sep 19 (%)
$m	Half Year March 2020	Half Year March 2019	As reported	Ex impact of certain items[1]
Net interest income	(106)	(212)	9	7
Non-interest income	(131)	(600)	(7)	(25)
Operating expenses	(1,190)	(274)	21	3
Profit before impairment charges and income tax expense	(1,427)	(1,086)	(10)	(2)
Impairment charges	-	-	large	large
Income tax expense	142	333	(28)	(34)
Net profit attributable to owners of WBC	(1,285)	(753)	(62)	(37)

1.	Excluding impact of estimated customer refunds, payments, associated costs and litigation, costs associated with AUSTRAC proceedings including a provision for a potential penalty, and the restructuring of the Wealth business, unless otherwise stated.

12	2020 Interim Financial Results

Review of Group operations

Table 3. Certain performance metrics including and excluding estimated customer refunds, payments, associated costs and litigation, costs associated with AUSTRAC proceedings including a provision for a potential penalty, and the restructuring of the Wealth business

	Half Year March 2020		Half Year Sept 2019		Half Year March 2019
%	As reported	Ex impact of certain items[1]	As reported	Ex impact of certain items[1]	As reported	Ex impact of certain items[1]
Return on equity	3.52%	7.32%	11.24%	12.41%	10.05%	12.43%
Net interest margin	2.21%	2.24%	2.15%	2.18%	2.09%	2.14%
Expense to income ratio	58.29%	46.04%	47.00%	43.80%	51.02%	44.64%

Net profit attributable to owners of WBC in First Half 2020 excluding estimated customer refunds, payments, associated costs and litigation, costs associated with AUSTRAC proceedings including a provision for a potential penalty, and the restructuring of the Wealth business in Second Half 2019 was $2,475 million, down $1,513 million or 38% over Second Half 2019. The decline was principally due to higher impairment charges and lower wealth and insurance income.

Net interest income increased $356 million (up 4%) over Second Half 2019, with the increase due to 1% increase in average interest earning assets and higher Treasury and markets income. Estimated customer refunds and payments had little impact on movements in net interest income.

Lending was up 1% with a higher contribution from New Zealand and other overseas lending partially offset by a decline in Australian lending. Growth in New Zealand was evenly spread across mortgages and business lending and its contribution was further supported by a weaker A$ relative to the NZ$. In Australia, mortgage lending declined due to lower new lending and elevated repayments while all other consumer lending (cards personal loans and auto lending) also ended the half down. Business lending was higher, particularly from corporates drawing down on their facilities late in First Half 2020 to build liquidity.

Customer deposits were up 4% over the half (up $19 billion), more than funding loan growth (up $4.9 billion) and, as a result, the customer deposit to loan ratio increased by over 2 percentage point to 75.6%. Most of the growth in customer deposits occurred towards the end of First Half 2020 as government and corporate customers sought to hold additional liquidity in bank deposits. The weaker A$ also contributed to the increase.

Net interest margin was up 6 basis points compared to Second Half 2019. The increase reflected a $411 million increase in Treasury and Markets income. Excluding this, net interest margin decreased by 3 basis points, principally due to the impact of lower interest rates on deposit spreads, capital and liquidity. Competition for new lending and retention negatively impacted margins through the half, particularly mortgages. These declines were partially offset by the impact of pricing changes late in Second Half 2019 and lower short-term funding costs.

Non-interest income was 21% lower than Second Half 2019 and excluding estimated customer refunds and payments was 23% lower. The decline was mainly due to higher insurance claims (mostly from bushfires and severe storms across eastern Australia), a write-down on deferred acquisition costs (DAC) from changes to the provision of group life insurance to BT Super, along with lower margins on investment platforms. Markets non-interest income was also lower, mostly due to a $40 million increase in the derivative valuation adjustment charge.

Expenses increased 23% mostly from higher costs associated with estimated customer refunds and payments and litigation and costs associated with AUSTRAC proceedings including a provision for a potential penalty. Excluding costs associated with estimated customer refunds and payments and litigation, costs associated with AUSTRAC proceedings including a provision for a potential penalty, and the restructuring of the Wealth business in Second Half 2019, expenses were 3% higher with an increase in regulatory and compliance related spending, and a write-down of certain assets, including capitalised software. Ordinary expenses increased $167 million over the half more than offset by $188 million in productivity savings, including a further reduction of 31 branches and the full period impact from the reset of the Group’s wealth business.

Asset quality was sound at 31 March 2020, although most asset quality metrics experienced some deterioration later in the half. That deterioration reflected higher new impaired exposures and increased customer hardship following the bushfires and severe storms experienced through summer. It also reflects a reallocation of resources to work on assessing COVID-19 hardship applications rather than managing existing delinquencies.

Mortgage 90+ day delinquencies were up 5 basis points over the half while 30+ day mortgage delinquencies were 23 basis points higher. In both instances, the rise largely occurred in March 2020. The Group has also seen a significant rise in mortgage hardship which increased by over 50%. Other consumer 90+ day delinquencies were also higher, up 25 basis points over the half. The full impact of COVID-19 is expected to emerge in future periods.

As part of the industry-wide response to COVID-19, the Group has seen many consumers and small businesses apply for principal and interest deferrals. Customers approved for these deferrals will not be recorded in traditional stress metrics while part of these packages but will nevertheless be monitored closely, particularly once the deferral period ends.

Reflecting the trends in asset quality, along with a deterioration in the economic and industry outlook, impairment charges were higher over the half, up $1,777 million. In aggregate, COVID-19 related impairment charges were $1,581 million.

The increase in impairment charges has seen a lift in provision coverage with the ratio of collectively assessed provisions to credit risk weighted assets of 1.40% at 31 March 2020, up from 0.95% at 30 September 2019.

Westpac’s effective income tax rate was 45.5% for First Half 2020, which is higher than Australia’s corporate tax rate of 30%. Excluding the impact of the non-deductible AUSTRAC penalty provision, the effective tax rate would have been 32.2%.

1.	Excluding impact of estimated customer refunds, payments, associated costs and litigation, costs associated with AUSTRAC proceedings including a provision for a potential penalty, and the restructuring of the Wealth business, unless otherwise stated.

2020 Interim Financial Results	13

Review of Group operations

Financial performance summary First Half 2020 - First Half 2019

Net profit attributable to owners of WBC of $1,190 million was down $1,983 million or 62% over First Half 2019. The decline was principally due to higher impairment charges and higher expenses related to the AUSTRAC response plan. Excluding estimated customer refunds, payments, associated costs and litigation, costs associated with AUSTRAC proceedings including a provision for a potential penalty, and the restructuring of the Wealth business in First Half 2019, net profit attributable to owners of WBC of $2,475 million was $1,451 million lower than First Half 2019.

Net interest income was 9% higher over First Half 2019, principally due to lower estimated customer refunds and payments and higher average interest earning assets. Excluding estimated customer refunds and payments, net interest income was 7% higher. Total lending was 1% higher over the year (up $5 billion) with a $6 billion contribution from NZ lending and a $1.7 billion contribution from offshore lending (mostly FX related). The increase was partially offset by lower Australian lending (down $2.5 billion). The decline in Australian lending was due to lower consumer lending and higher provisions, partially offset by increased corporate loan balances. Customer deposits were higher over the year with strong growth in late March 2020 as customers increased liquidity in response to COVID-19. Net interest margins were higher over the year from lower estimated customer refunds and payments. Excluding estimated customer refunds and payments, the margin excluding Treasury and markets was down 5 basis points. Lower interest rates and competition were behind the decline.

Non-interest income was lower over the year, down 25% excluding estimated customer refunds and payments. The fall was due to lower insurance income from higher claims and a DAC write-down, lower advice income, a decline in card fees, lower syndication activity and a higher derivative valuation adjustment charge. Asset sales were also lower.

Expenses were up 21% from higher costs associated with estimated customer refunds and payments and litigation and costs associated with AUSTRAC proceedings including a provision for a potential penalty. Excluding costs associated with estimated customer refunds and payments and litigation, costs associated with AUSTRAC proceedings including a provision for a potential penalty, and the restructuring of the Wealth business in First Half 2019, expenses were up 4%. The rise was due to higher regulatory and compliance spending and an increase in software amortisation.

Asset quality deteriorated over First Half 2020 from the weaker operating environment and from bushfires and severe weather events. The COVID-19 outbreak only had a small impact on asset quality metrics in First Half 2020.

Impairment charges were higher, up $1,905 million to $2,238 million, reflecting the rise in stress and the COVID-19 related provisions.

14	2020 Interim Financial Results

Review of Group operations

 Divisional Net Profit After Tax (NPAT) Summary1

Movement NPAT by division ($m)
First Half 2020 – First Half 2019

(62%)
(37%)
3,173
753
3,926
(231)
(744)
(369)
(222)
115
2,475
(1,285)
1,190
1H19 NPAT
Excluding certain items[2]
1H19 NPAT ex certain items[2]
Consumer
Business
WIB
Westpac New Zealand (A$)
Group Businesses
1H20 NPAT ex certain items[2]
Excluding certain items[2]
1H20 NPAT

Summary of movement in NPAT by Business Divisions (First half 2020 - First Half 2019)

Consumer NPAT decreased $226 million (or 14%) compared to First Half 2019, from an increase in insurance claims associated with bushfires and severe weather events, the write-down of certain assets (including a DAC write-down related to group life insurance), and from higher impairment charges. Impairment charges were higher reflecting COVID-19 impacts.

Business NPAT decreased $692 million (or 56%) compared to First Half 2019 from higher impairment charges, lower net interest margins and a decline in wealth income. Impairment charges were higher reflecting COVID-19 impacts.

Westpac Institutional Bank NPAT decreased $369 million (or 68%) compared to First Half 2019. The reduction was mostly from an increase in impairment charges reflecting higher impaired exposures and changes in economic scenarios from the impact of COVID-19. Lower net interest margins also contributed to the decline in NPAT. Impairment charges were higher reflecting COVID-19 impacts.

Westpac New Zealand NPAT decreased $227 million (or 44%) compared to First Half 2019. The decline was due to higher impairment charges, lower non-interest income from further fee simplification initiatives and increases in expenses including from higher risk, regulatory and compliance costs along with a rise in expenses associated with improving work arrangements. Impairment charges were higher reflecting COVID-19 impacts.

Group Businesses NPAT decreased $469 million (or 62%) compared to First Half 2019. This was mostly due to a $900 million (non-deductible) provision for a potential penalty relating to AUSTRAC’s civil proceedings and higher impairment charges related to COVID-19.

1.	The NPAT graph illustrates the movements in NPAT (in $ value) for each division.
2.	Certain items include estimated customer refunds, payments, associated costs and litigation, costs associated with AUSTRAC proceedings including a provision for a potential penalty and the restructuring of the Wealth business.

2020 Interim Financial Results	15

Review of Group operations

2.2	Review of reported results

2.2.1	Net interest income[1]

	Half Year	Half Year	Half Year	% Mov’t
	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Net interest income ($m)	9,000	8,644	8,263	4	9
Average interest earning assets ($m)	812,971	803,165	794,660	1	2
Group net interest margin (%)	2.21%	2.15%	2.09%	6 bps	12 bps

First Half 2020 – Second Half 2019

Net interest income increased $356 million or 4% compared to Second Half 2019. Key features include:

•	A 1% increase in average interest earning assets, primarily from New Zealand lending and higher holdings of third party liquid assets, partially offset by a reduction in Australian mortgage balances;2
•	Group net interest margin increased 6 basis points, reflecting a $411 million increase in Treasury and Markets revenue. This was primarily driven by fair value movements in economic hedges and positioning for interest rate changes in Treasury; and
•	Group net interest margin excluding Treasury and Markets decreased 3 basis points. The decline was primarily due to lower interest rates impacting customer deposit spreads and income earned on capital, along with higher holdings of third party liquid assets. These were partially offset by pricing changes on Australian variable rate mortgages.

First Half 2020 – First Half 2019

Net interest income increased $737 million or 9% compared to First Half 2019. Key features include:

•	A 2% increase in average interest earning assets, primarily from New Zealand mortgages and higher holdings of third party liquid assets, partially offset by lower institutional bank lending;
•	Group net interest margin increased 12 basis points. This was driven by a $663 million increase in Treasury and Markets revenue due to fair value movements in economic hedges and positioning for interest rate changes; and
•	Group net interest margin excluding Treasury and Markets decreased 3 basis points. The decline was primarily due to lower interest rates impacting customer deposit spreads and income earned on capital, along with higher holdings of third party liquid assets. These were partially offset by lower short term funding costs, pricing changes on Australian variable rate mortgages, and lower estimated customer refunds and payments.

1.	Refer to Section 4 Note 3 for reported results breakdown.

16	2020 Interim Financial Results

Review of Group operations

2.2.2	Loans[1]

	As at	As at	As at	% Mov’t
$m	31 March 2020	30 Sept 2019	31 March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Australia	616,328	619,564	618,811	(1)	-
Housing	445,663	449,201	447,164	(1)	-
Personal	19,854	21,247	22,463	(7)	(12)
Business	155,322	152,360	152,424	2	2
Provisions	(4,511)	(3,244)	(3,240)	39	39
New Zealand (A$)	85,176	78,428	79,000	9	8
New Zealand (NZ$)	87,425	84,626	82,470	3	6
Housing	53,411	51,504	49,584	4	8
Personal	1,652	1,844	1,937	(10)	(15)
Business	32,867	31,599	31,308	4	5
Provisions	(505)	(321)	(359)	57	41
Other overseas (A$)	18,174	16,778	16,486	8	10
Total loans	719,678	714,770	714,297	1	1

First Half 2020 – Second Half 2019

Total loans increased $4.9 billion or 1% compared to Second Half 2019. Excluding foreign currency translation impacts, total loans decreased $1.0 billion.

Key features of total loan movement were:

•	Australian housing loans decreased $3.5 billion or 1%. The reduction reflects higher run off, repayments, and lower new lending. The mix of the portfolio changed with interest only balances reducing 13%, and now comprising 23% of the portfolio;
•	Australian personal lending decreased $1.4 billion or 7% across cards, personal loans and auto lending. Demand for unsecured lending continued to decline in First Half 2020 consistent with market declines;
•	Australian business lending increased $3.0 billion or 2%. Growth was skewed towards the end of First Half 2020 primarily from corporates drawing down on their facilities to build liquidity to meet working capital requirements in response to COVID-19;
•	Australian provision balances increased $1.3 billion or 39% during First Half 2020 reflecting changes in economic scenarios and weightings used in AASB 9 provision models as a result of COVID-19; and
•	New Zealand loans increased NZ$2.8 billion or 3%. Housing loans grew 4% primarily in fixed rate products, and business lending increased 4%. This was partially offset by personal lending decreasing 10%. Provisions increased by 57% or NZ$0.2 billion reflecting changes in economic scenarios and weightings used in AASB 9 provision models as a result of COVID-19.

First Half 2020 – First Half 2019

Total loans increased $5.4 billion or 1% compared to First Half 2019. Excluding foreign currency translation impacts, total loans increased $1.3 billion.

Key features of total loan growth were:

•	Australian housing loans decreased $1.5 billion. The reduction reflects higher run off and repayments from lower interest rates;
•	Australian personal lending decreased $2.6 billion or 12%, across cards, personal loans and auto lending. Demand for unsecured lending continued to decline in First Half 2020 consistent with market declines;
•	Australian business lending increased $2.9 billion or 2%. Growth was skewed towards the end of First Half 2020 with corporates drawing down on their facilities to build liquidity to meet working capital requirements in response to COVID-19;
•	Australian provision balances increased $1.3 billion or 39% reflecting changes in economic scenarios and weightings used in AASB 9 provision models as a result of COVID-19; and
•	New Zealand lending increased NZ$5.0 billion or 6%. Housing loans grew 8% primarily in fixed rate products and business lending increased 5%. This was partially offset by personal lending decreasing 15%. Provisions increased by 41% or NZ$0.1 billion reflecting changes in economic scenarios and weightings used in AASB 9 provision models as a result of COVID-19.

1.	Spot loan balances.

2020 Interim Financial Results	17

Review of Group operations

2.2.3	Deposits and other borrowings[1,2]

	As at	As at	As at	% Mov’t
$m	31 March 2020	30 Sept 2019	31 March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Customer deposits
Australia	460,561	449,066	433,736	3	6
At call	274,071	247,161	222,733	11	23
Term	141,933	158,564	168,313	(10)	(16)
Non-interest bearing	44,557	43,341	42,690	3	4
New Zealand (A$)	67,273	59,743	61,516	13	9
New Zealand (NZ$)	69,050	64,464	64,218	7	8
At call	26,504	24,053	24,520	10	8
Term	32,768	33,540	33,320	(2)	(2)
Non-interest bearing	9,778	6,871	6,378	42	53
Other overseas (A$)	15,967	15,707	16,391	2	(3)
Total customer deposits	543,801	524,516	511,643	4	6
Certificates of deposit	39,119	38,731	43,364	1	(10)
Australia	21,029	26,259	31,123	(20)	(32)
New Zealand (A$)	3,452	1,058	858	large	large
Other overseas (A$)	14,638	11,414	11,383	28	29
Total deposits and other borrowings	582,920	563,247	555,007	3	5

First Half 2020 – Second Half 2019

Total customer deposits increased $19.3 billion or 4% compared to Second Half 2019. Excluding foreign currency translation impacts, total customer deposits increased $14.0 billion.

Key features of total customer deposits growth were:

•	Australian customer deposits increased $11.5 billion or 3% with growth skewed towards the end of First Half 2020. Higher at call balances reflected government and corporate customers holding additional liquidity in response to COVID-19. The deposit portfolio mix shifted from term deposits to at call deposits as customers preferred to stay more liquid with a lower benefit from holding term deposits in a low rate environment. Non-interest bearing deposits were up 3% due to an increase in mortgage offset balances; and
•	New Zealand customer deposits increased NZ$4.6 billion or 7%, with growth in business transaction balances and consumer online and savings balances. Growth was also skewed towards the end of First Half 2020 with corporate customers holding additional liquidity in response to COVID-19. Non-interest bearing deposits were up NZ$2.9 billion primarily from growth in consumer transaction deposits.

Certificates of deposit increased 1% with certificates of deposit issued in New Zealand and other overseas jurisdictions partially offset by a reduction in Australian certificates of deposit.

First Half 2020 – First Half 2019

Total customer deposits increased $32.2 billion or 6% compared to First Half 2019. Excluding foreign currency translation impacts, total customer deposits increased $28.0 billion.

Key features of total customer deposits growth were:

•	Australian customer deposits increased $26.8 billion or 6%, with growth in savings and transaction deposits. The deposit portfolio mix shifted from term deposits to at call deposits as customers preferred to stay more liquid with a lower benefit from holding term deposits in a low rate environment. This also reflected government and corporate customers holding additional liquidity in response to COVID-19. Non-interest bearing deposits were up 4% primarily from growth in mortgage offset balances; and
•	New Zealand customer deposits increased NZ$4.8 billion or 8%, with growth in business transaction accounts as customers held additional liquidity in response to COVID-19. Non-interest bearing deposits increased primarily from growth in consumer transaction deposits. 6

Certificates of deposit decreased $4.2 billion or 10% as the reduction in Australian certificates of deposit balances was partially offset by an increase in certificates of deposit issued in New Zealand and other overseas jurisdictions.

1.	Spot deposit balances.
2.	Non-interest bearing relates to instruments which do not carry a rate of interest.

18	2020 Interim Financial Results

Review of Group operations

2.2.4	Net interest margin

Group net interest margin movement (%)
First Half 2020 – Second Half 2019

Group margin up 6bps
2.15%
0.11%
2.04%
3bps
2.18%
0.11%
2.07%
4bps
(5bps)
1bp
(1bp)
(2bps)
Excluding Treasury & Markets and certain items down 3bps
9bps
2.24%
0.20%
2.04%
(3bps)
2.21%
0.20%
2.01%
Treasury & Markets
Group Margin ex Treasury & Markets
2H19
Impact of certain items[1]
2H19 ex certain items[1]
Loans
Customer Deposits
Short term Wholesale Funding
Capital & other
Liquidity
Treasury & Markets
1H20 ex certain items[1]
Impact of certain items[1]
1H20

First Half 2020 – Second Half 2019

•	Group net interest margin of 2.21% increased 6 basis points from Second Half 2019 with key features including:
–	4 basis point increase from loan spreads following pricing changes to Australian variable loans and the impact of fixed rate mortgage maturities switching to variable products with higher spreads. This was partially offset by lower new lending spreads, competition and changes in the mix of the mortgage portfolio with customers continuing to switch from interest only lending to principal and interest facilities;
–	5 basis point decrease from lower customer deposit spreads primarily due to the impact of lower interest rates;
–	1 basis point increase from lower short term wholesale funding costs;
–	1 basis point decrease from capital and other due to lower returns on hedged capital balances; and
–	2 basis point decrease from higher holdings of third party liquid assets.
•	The contribution from Treasury and Markets increased 9 basis points due to higher Treasury driven by positioning for interest rate changes.

1.	Certain items relate to estimated customer refunds and payments.

2020 Interim Financial Results	19

Review of Group operations

Group net interest margin movement (%)
First Half 2020 – First Half 2019
Group margin up 12bps
2.09%
0.05%
2.04%
5bps
2.14%
0.05%
2.09%
5bps
(11bps)
6bps
(2bps)
(3bps)
Excluding Treasury & Markets and certain items down 5bps
15bps
2.24%
0.20%
2.04%
(3bps)
2.21%
0.20%
2.01%
Treasury & Markets
Group Margin ex Treasury & Markets
1H19
Impact of certain items[1]
1H19 ex certain items[1]
Loans
Customer Deposits
Short term Wholesale Funding
Capital & other
Liquidity
Treasury & Markets
1H20 ex certain items[1]
Impact of certain items[1]
1H20

First Half 2020 – First Half 2019

Group net interest margin of 2.21% increased 12 basis points from First Half 2019. Estimated customer refunds and payments were lower, improving margin by 2 basis points.

•	Group net interest margin excluding Treasury and Markets decreased 3 basis points to 2.01% with key features including:
–	5 basis point increase from loan spreads following pricing changes to Australian variable loans and the impact of fixed rate mortgage maturities switching to variable products with higher spreads. This was partially offset by competition and changes in the mix of the mortgage portfolio with customers continuing to switch from interest only lending to principal and interest facilities;
–	11 basis point decrease from lower deposit spreads primarily due to the impact of lower interest rates;
–	6 basis point increase from lower short term wholesale funding costs from the impact of the bank bill swap rate (BBSW) reducing over First Half 2020;
–	2 basis point decrease in capital and other was due to lower income earned on hedged capital balances; and
–	3 basis point decrease from higher holdings of third party liquid assets.
•	Treasury and Markets contribution increased 15 basis points on First Half 2019 driven by positioning for interest rate changes.

1.	Certain items relate to estimated customer refunds and payments.

20	2020 Interim Financial Results

Review of Group operations

2.2.5	Non-interest income[1]

	Half Year	Half Year	Half Year	% Mov’t
$m	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Net fee income	755	829	826	(9)	(9)
Net wealth management and insurance income	465	703	326	(34)	43
Trading income	460	492	437	(7)	5
Other income	(76)	2	127	large	large
Total non-interest income	1,604	2,026	1,716	(21)	(7)

First Half 2020 – Second Half 2019

Non-interest income decreased $422 million or 21% compared to Second Half 2019. Key features include:

•	$89 million decrease from estimated customer refunds and payments; and
•	Except for these items, non-interest income decreased $511 million or 23% primarily due to lower net wealth management and insurance income.

Net fee income

Net fee income decreased $74 million or 9% compared to Second Half 2019. This included a net increase in estimated customer refunds and payments of $29 million primarily related to financial planning. Except for these items, net fee income decreased $45 million or 5%, primarily due to lower cards income (down $36 million) due to lower international volumes and lower net interchange income.

Net wealth management and insurance income

Net wealth management and insurance income decreased $238 million or 34% compared to Second Half 2019. This included a net decrease in estimated customer refunds and payments of $118 million primarily related to financial planning. Except for these items, net wealth management and insurance income decreased $356 million or 44%, due to:

•	Lower general insurance income (down $150 million) primarily due to higher claims associated with bushfires and severe weather events;
•	Lower life insurance income (down $124 million) primarily due to the write-off of deferred acquisition costs (DAC) from changes to the provision of group life insurance and lower policyholder tax recoveries;
•	Lower Platforms and Superannuation income (down $38 million) reflecting margin compression from platform pricing changes, product migration to lower margin products, and the full period impact of changes linked to Protecting Your Super legislation. Platform revenue was down from lower interest rates on cash duration managed balances; and
•	Lower earnings on capital (down $39 million) reflecting market movements.

Trading income

Trading income decreased $32 million or 7% compared to Second Half 2019, primarily driven by the derivative valuation adjustment from a widening in credit spreads (down $40 million), partially offset by higher non-customer markets income across FX and commodities.

Other income

Other income decreased $78 million compared to Second Half 2019 primarily reflecting lower asset sales in the First Half 2020 and a decrease in the valuation of Pendal.

1.	Refer to Section 4, Note 4 for reported results breakdown.

2020 Interim Financial Results	21

Review of Group operations

First Half 2020 – First Half 2019

Non-interest income decreased $112 million or 7% compared to First Half 2019, key features include:

•	$469 million net decrease in estimated customer refunds and payments; and
•	Except for these items non-interest income decreased $581 million or 25% mainly from reduced net wealth management and insurance income.

Net fee income

Net fee income decreased $71 million or 9% compared to First Half 2019, including an $18 million net decrease in estimated customer refunds and payments primarily related to financial planning. Except for these items, net fee income reduced $89 million or 9% primarily due to:

•	Lower cards income (down $51 million) primarily due to lower revenue associated with rewards programs and reduced net interchange income;

•	Lower syndication fees (down $25 million) due to lower customer activity; and
•	Lower advice revenue following the exit of financial planning in Second Half 2019 (down $31 million).

Net wealth management and insurance income

Net wealth management and insurance income increased $139 million or 43% compared to First Half 2019. This included a net decrease in estimated customer refunds and payments of $451 million primarily related to financial planning. Except for these items, net wealth management and insurance income decreased $312 million, due to:

•	Lower general insurance income (down $60 million) primarily due to higher claims associated with bushfires and severe weather events;
•	Life insurance income (down $167 million) primarily due to the write-off of DAC from changes to the provision of group life insurance and lower policyholder tax recoveries;
•	Lower platforms and superannuation income (down $40 million) reflecting margin compression from platform pricing changes, product migration to lower margin products, the full period impact of changes linked to Protecting Your Super legislation and lower platform revenue from lower interest rates on cash duration managed balance; and
•	Lower earnings on capital (down $43 million) reflecting market movements.

Trading income

Trading income increased $23 million or 5% compared to First Half 2019, primarily driven by:

•	Higher non-customer markets income across FX and commodities (up $99 million); partly offset by
•	Derivative valuation adjustment from a widening in credit spreads (down $82 million). 4

Other income

Other income was down $203 million compared to First Half 2019, primarily due to a revaluation loss in the First Half 2020 and higher gains on asset sales and revaluations of fintech investments in First Half 2019.

2.2.6	Group funds

$bn	As at 31 March 2020	Inflows	Outflows	Net flows	Other Mov’t	As at 30 Sept 2019	% Mov’t Mar 20 - Sept 19	As at 31 March 2019	% Mov’t Mar 20 - Mar 19
Superannuation	35.3	2.0	(2.2)	(0.2)	(5.1)	40.6	(13)	38.9	(9)
Platforms	109.0	15.1	(15.9)	(0.8)	(16.7)	126.5	(14)	120.8	(10)
Packaged Funds	38.8	4.7	(3.8)	0.9	(5.7)	43.6	(11)	39.8	(3)
Other	2.8	-	-	-	(1.9)	4.7	(40)	3.6	(22)
Total Australia funds	185.9	21.8	(21.9)	(0.1)	(29.4)	215.4	(14)	203.1	(8)
Total NZ funds (A$)	10.6	1.7	(1.7)	-	(0.1)	10.7	(1)	10.4	2
Total Group funds	196.5	23.5	(23.6)	(0.1)	(29.5)	226.1	(13)	213.5	(8)
Total NZ funds (NZ$)	10.9	1.8	(1.8)	-	(0.6)	11.5	(5)	10.9	-

22	2020 Interim Financial Results

Review of Group operations

2.2.7	Markets related income[1]

	Half Year	Half Year	Half Year	% Mov’t
$m	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Net interest income	67	81	68	(17)	(1)
Non-interest income	434	435	486	-	(11)
Total Markets income	501	516	554	(3)	(10)
Customer income	420	455	438	(8)	(4)
Non-customer income	174	114	127	53	37
Derivatives valuation adjustments	(93)	(53)	(11)	75	large
Total Markets income	501	516	554	(3)	(10)

Markets income comprises sales and risk management revenue derived from the creation, pricing and distribution of risk management products to the Group’s consumer, business, corporate and institutional customers. Dedicated relationship specialists provide product solutions to these customers to help manage their interest rate, foreign exchange, commodity, credit and structured products risk exposures.

First Half 2020 – Second Half 2019

Total markets income decreased by $15 million, or 3%, compared to Second Half 2019 primarily due to a $40 million higher charge on derivative valuation adjustments due to a widening in credit spreads.

Customer income decreased 8% in the First Half 2020 from lower fixed income sales.

Non-customer income increased 53% due to higher foreign exchange and commodities income, partly offset by a lower fixed income trading result.

First Half 2020 – First Half 2019

Total markets income reduced $53 million, or 10%, compared to First Half 2019, primarily due to a $82 million higher charge on derivative valuation adjustments, partly offset by higher non-customer income.

Customer income was down 4% due to lower fixed income sales, with foreign exchange sales little changed.

Non-customer income rose $47 million compared to First Half 2019, reflecting an increase in foreign exchange and commodities trading income.

Markets Value at Risk (VaR)2

$m	Average	High	Low
Half Year March 2020	7.0	33.4	3.3
Half Year September 2019	9.0	43.0	3.3
Half Year March 2019	9.6	17.5	6.3

The Components of Markets VaR are as follows:

Average	Half Year	Half Year	Half Year
$m	March 2020	Sept 2019	March 2019
Interest rate risk	4.0	2.8	3.2
Foreign exchange risk	1.4	1.5	2.0
Equity risk	0.1	0.1	-
Commodity risk[3]	2.2	8.2	8.1
Credit and other market risks[4]	5.1	2.3	2.8
Diversification benefit	(5.8)	(5.9)	(6.5)
Net market risk	7.0	9.0	9.6

1.	Markets income includes WIB Markets, Business division, Consumer division and Westpac New Zealand markets.
2.	The daily VaR presented above reflects a WIB divisional view of VaR. It varies from presentations of VaR in Westpac’s 2019 Annual Report and Australian Prudential Standard (APS) 330 Prudential Disclosure under Basel III where market risk disclosures are segregated into trading and banking book. VaR measures the potential for loss using a history of price volatility.
3.	Includes electricity risk.
4.	Includes pre-payment risk and credit spread risk (exposures to generic credit rating bonds).

2020 Interim Financial Results	23

Review of Group operations

2.2.8	Operating expenses[1]

	Half Year	Half Year	Half Year	% Mov’t
$m	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Staff expenses	(2,444)	(2,393)	(2,645)	2	(8)
Occupancy expenses	(514)	(497)	(526)	3	(2)
Technology expenses	(1,277)	(1,180)	(1,139)	8	12
Other expenses	(1,946)	(945)	(781)	106	149
Total operating expenses	(6,181)	(5,015)	(5,091)	23	21

First Half 2020 – Second Half 2019

Operating expenses increased $1,166 million or 23% compared to Second Half 2019. Excluding costs associated with AUSTRAC proceedings including a provision for a potential penalty ($1,058 million), costs associated with estimated customer refunds and payments and litigation, and costs associated with the restructuring of the Wealth business ($55 million lower), operating expenses were up $163 million or 3%. The increase was mostly due to capitalised software and physical asset write- downs of $99 million and higher regulatory and compliance spend. Excluding these, expenses were down 1% with benefits from productivity initiatives and the exit of the Advice business more than offsetting operating cost growth.

Staff expenses increased $51 million or 2% during First Half 2020. The increase was primarily due to annual salary increases effective from January 2020. This was partly offset by a 1% decrease in average FTE from productivity initiatives and exit of the Advice business.

Occupancy expenses increased $17 million or 3% compared to Second Half 2019, primarily due to write-downs of physical assets and annual rental increases partly offset by productivity benefits from lower branch numbers (down 31).

Technology expenses increased $97 million or 8% compared to Second Half 2019. Excluding costs associated with estimated customer refunds and payments and litigation, and costs associated with the restructuring of the Wealth business ($12 million lower), technology expenses increased $109 million or 9% from capitalised software write-downs and full half amortisation impact of the Customer Service Hub launching in Second Half 2019.

Other expenses increased $1,001 million or 106% compared to Second Half 2019. Excluding costs associated with AUSTRAC proceedings including a provision for a potential penalty ($1,058 million), costs associated with estimated customer refunds and payments and litigation, and costs associated with the restructuring of the Wealth business ($44 million lower), other expenses decreased $13 million or 2%.

First Half 2020 – First Half 2019

Operating expenses increased $1,090 million or 21% compared to First Half 2019. Excluding costs associated with AUSTRAC proceedings including a provision for a potential penalty ($1,058 million), costs associated with estimated customer refunds and payments and litigation, and costs associated with the restructuring of the Wealth business ($142 million lower), operating expenses increased $174 million or 4% mainly due to asset write-downs of $99 million, higher amortisation and increased regulatory and compliance spend. Benefits from productivity initiatives and the exit of the Advice business more than offset operating cost growth.

Staff expenses decreased $201 million or 8% compared to First Half 2019. Excluding costs associated with estimated customer refunds and payments and litigation, and costs associated with the restructuring of the Wealth business ($147 million lower), staff expenses decreased $54 million or 2%. This was primarily due to a 3% decrease in average FTE from productivity initiatives, exit of the Advice business and BTIM separation costs, partly offset by annual salary increases.

Occupancy expenses decreased $12 million or 2% compared to First Half 2019, primarily due lower branch numbers (down 54) partially offset by write-downs of physical assets and annual rental increases. 5

Technology expenses increased $138 million or 12%. Excluding costs associated with estimated customer refunds and payments and litigation, and costs associated with the restructuring of the Wealth business ($17 million lower), technology expenses increased $155 million or 14% largely due to capitalised software write-downs and amortisation of software assets as key platforms became operational, including the Customer Service Hub and New Payments Platform.

Other expenses increased $1,165 million or 149%. Excluding costs associated with AUSTRAC proceedings including a provision for a potential penalty ($1,058 million), costs associated with estimated customer refunds and payments and litigation, and costs associated with the restructuring of the Wealth business ($22 million higher), other expenses increased $85 million or 12% from increased professional services costs.

1	Refer to Section 4 Note 5 for reported results breakdown.

24	2020 Interim Financial Results

Review of Group operations

Full Time Equivalent (FTE) employees

	As at	As at	As at	% Mov’t
Number of FTE	31 March 2020	30 Sept 2019	31 March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Permanent employees	30,913	30,326	31,007	2	-
Temporary employees	3,286	2,962	3,234	11	2
FTE	34,199	33,288	34,241	3	-

First Half 2020 – Second Half 2019

Spot FTE increased by 911 or 3% compared to Second Half 2019, mainly due to increased regulatory, risk, compliance and remediation personnel, increased customer activity and the decision to insource Customer Care capabilities from external partners, partially offset by productivity initiatives across the Group.

First Half 2020 – First Half 2019

Spot FTE was slightly lower compared to First Half 2019, mainly due to productivity initiatives across the Group which more than offset increased regulatory, risk compliance and remediation personnel, increased customer activity and the decision to insource Customer Care capabilities from external partners.

Investment spend

	Half Year	Half Year	Half Year	% Mov’t
$m	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Expensed	296	277	331	7	(11)
Capitalised software and fixed assets	432	506	392	(15)	10
Total	728	783	723	(7)	1
Growth and productivity	296	383	401	(23)	(26)
Regulatory change	336	308	195	9	72
Other technology	96	92	127	4	(24)
Total	728	783	723	(7)	1

The Group invested $728 million in First Half 2020, with 41% directed to growth and productivity initiatives, 46% to regulatory change, and 13% to other technology programs.

The 7% decline in investment spend in First Half 2020 compared to Second Half 2019 is consistent with the normal pattern of annual investment and December annual leave where spending is typically lower in the first half of the year. Spending reflects the completion of some major projects early First Half 2020 partially offset by higher investment in regulatory and compliance frameworks (9% higher compared to Second Half 2019), particularly around financial crime.

Compared to the prior corresponding period, investment spend was 1% higher, mainly due to higher regulatory change investment which was up 72%.

Across major investment categories the following progress was achieved in First Half 2020:

Regulatory Change

•	Enhanced financial crime risk management capability including system upgrades, automation of exception reporting, enhanced alert and case management capabilities and improved data quality and controls;
•	Updated systems and processes to meet new regulatory obligations including: The Banking Code of Practice, comprehensive credit reporting, open banking, Protecting Your Super legislation and APRA’s economics and financial statistics reporting; and
•	Delivered new and updated APRA Prudential Standards reporting (including APS221).

2020 Interim Financial Results	25

Review of Group operations

Productivity and Growth

•	Platform Modernisation
–	Customer Service Hub is a major program creating a multi-brand operating system. The system will provide a major improvement in functionality and productivity and create a better experience for both customers and bankers. The system went live for mortgages in 2019 and the rollout to Westpac home finance managers was also completed in 2019. In First Half 2020 work continued to enable regional brands and broker home loan applications to be originated, this will be enabled later in 2020;
–	Unsecured Lending Platform launched in February 2020. This platform enables existing sole traders and single director customers to apply for unsecured overdrafts and term lending facilities online via Westpac Live; and
–	Significant upgrade of the Group’s PC and laptop operating system and infrastructure with Windows 10, Office 365, and upgraded equipment. This upgrade supports a more mobile operating model with access to cloud-based collaboration tools, improved security, the ability to share documents, faster and easier software and security updates and reduced log-in times. This has significantly improved the Group’s work-from-home capability and has been highly effective in supporting employees working from home during the COVID-19 restrictions.
•	Digitising the company

The Group has continued to improve its digital capability, support customers to bank online, and to simplify and automate back office processes. Key initiatives delivered have included:

–	Launched Apple Pay for St.George, Bank of Melbourne and BankSA. Every purchase is authenticated by FaceID, TouchID, or the device’s passcode. 150,000 customers have enrolled with more than 3 million purchases completed with a value of $80 million;
–	Increased the number of processes that can be performed online, including reviewing and accepting personal loan contracts, disputing a card transaction, renewing farm management deposits, adding and updating ABN information and COVID-19 Customer Support Package forms; and
–	Improved a number of customer features while improving security such as: alerts when personal details are updated, if a daily payment limit is changed, when a deposit or withdrawal is made and reminders when a credit card payment is due. The Group also enabled a digital card allowing customers to use their new or replacement card to make purchases prior to receiving their physical card.

Other technology

Major initiatives under this category included:

•	Continued investment in protecting customers against cyber security risks, and data and privacy breaches;
•	Ongoing strengthening of our core system resiliency with reduction in incidents and outages; and
•	Significantly lifted the work from home capability of the Group, with over 22,000 employees working from home and the capacity to double this.

Capitalised software

	Half Year	Half Year	Half Year	% Mov’t
$m	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Balance as at beginning of period	2,365	2,244	2,177	5	9
Total additions[1]	430	511	395	(16)	9
Amortisation expense	(393)	(376)	(318)	5	24
Impairment expense	(75)	(9)	(16)	large	large
Foreign exchange translation	8	(5)	6	large	33
Balance as at end of period	2,335	2,365	2,244	(1)	4

Capitalised software balance as at 31 March 2020 was $2,335 million, a $30 million or 1% decrease compared to Second Half 2019, and a $91 million or 4% increase compared to First Half 2019.

Compared to Second Half 2019, additions decreased by $81 million or 16%, from lower investment spend and a lower level of capitalisation (59% compared to 65%). Compared to First Half 2019, additions increased $35 million or 9% due to a higher level of capitalisation (59% compared to 54%).

Software amortisation expense increased $17 million (or 5%) compared to Second Half 2019 and $75 million (or 24%) compared to First Half 2019, as major investments became operational. 6

COVID-19 has significantly impacted asset values globally and, as a result, the Group has revalued or reassessed the value of certain assets. This review resulted in $66 million of capitalised software being written down.

In aggregate, the average amortisation period for our capitalised software assets is 2.9 years.

1.	Includes capitalised borrowing costs and card scheme.

26	2020 Interim Financial Results

Review of Group operations

2.2.9	Impairment charges

	Half Year	Half Year	Half Year	% Mov’t
$m	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Individually assessed provisions (IAPs)
New IAPs	(351)	(170)	(173)	106	103
Write-backs	70	69	79	1	(11)
Recoveries	100	101	71	(1)	41
Total IAPs, write-backs and recoveries	(181)	-	(23)	-	large
Collectively assessed provisions (CAPs)
Write-offs	(438)	(535)	(418)	(18)	5
Impact of COVID-19	(1,581)	-	-	-	-
Other changes in CAPs	(38)	74	108	large	large
Total new CAPs	(2,057)	(461)	(310)	large	large
Total impairment charges	(2,238)	(461)	(333)	large	large

Impairment charges have significantly increased to $2,238 million in First Half 2020, equal to 62 basis points of gross loans. The increase in impairment charge was mostly due to the use of updated forward-looking economic inputs in the provisioning calculation, increased weighting of the downside economic scenario, and increased overlay provisions from estimated impacts of the pandemic, adding $1,581 million.

The following table indicates the weightings applied by the Group at 31 March 2020, 30 September 2019 and 31 March 2019:

Macroeconomic scenario weightings (%)	31 March 2020	30 Sept 2019	31 March 2019
Upside	5	10	10
Base	55	62.5	65
Downside	40	27.5	25
The increase in weighting to the downside scenario since 30 September 2019 is reflective of the significant risk regarding the economic assumptions used in the base case. In particular, the current base case economic forecast indicates a relatively short and sharp impact followed by a subsequent recovery.

First Half 2020 – Second Half 2019

Impairment charges for First Half 2020 were $2,238 million, up $1,777 million compared to Second Half 2019.

The provisions increase in First Half 2020 includes impacts of $1,581 million due to the COVID-19 pandemic which was a key driver of the increase compared to Second Half 2019.

•	Total new CAP changes were $1,596 million higher than Second Half 2019.
–	CAP increases from the impact of COVID-19 were due to:
o	$1,135 million increase in CAP due to changes in macroeconomic forward-looking outlook and scenario weightings as a result of the COVID-19 pandemic;
o	$446 million net increase in overlays primarily targeted on industries and consumers which will be most affected by the economic shutdown;
–	Other changes in CAPs were $112 million higher due to:
o	other changes in the overlay of $61 million primarily related to the impact of the Australian bushfires and ongoing Australian drought, compared to a $45 million reduction in Second Half 2019; and
o	increases in CAP primarily from emerging stress in WIB and New Zealand.
–	Write-offs were $97 million lower in First Half 2020 compared to Second Half 2019 as a result of seasonal impacts and reduced balance sheet.
•	Total IAPs, write-backs and recoveries were $181 million higher than Second Half 2019 principally due to:
–	New IAPs were $181 million higher compared to Second Half 2019 driven by customer downgrades in Business Division across a number of customers and three significant downgrades in the Institutional Bank overseas in manufacturing and trade, and Westpac New Zealand in the manufacturing sector, that migrated to impaired from performing, watchlist and substandard; and
–	Write-backs and recoveries remaining flat compared to Second Half 2019.

First Half 2020 – First Half 2019

Impairment charges of $2,238 million were up $1,905 million compared to First Half 2019.

Total new CAP changes were $1,747 million higher due to a $1,727 million increase in CAPs and a $20 million increase in write-offs principally in unsecured lending. $1,621m of the increase in other changes in CAPs was driven by updated economic outlook, increased weighting of a downside economic scenario. Some underlying increase in CAPs has also been due to increase in stressed exposures in WIB and Business divisions.

Total new IAPs, write-backs and recoveries were $158 million higher than First Half 2019. This was due to higher new IAPs from three significant customer downgrades across trade and manufacturing, two customers in Institutional Bank and one in New Zealand and higher recoveries in the Australian unsecured portfolio.

2020 Interim Financial Results	27

Review of Group operations

2.2.10	Income tax expense

First Half 2020 – Second Half 2019

The effective tax rate of 45.5% in First Half 2020 was significantly higher than the Second Half 2019 effective tax rate of 30.4%. The effective tax rate is above the Australian corporate tax rate of 30%, with the key driver being the non-deductible provision for the potential penalty relating to AUSTRAC civil proceedings.

First Half 2020 – First Half 2019

The effective tax rate of 45.5% in First Half 2020 was also significantly higher than the 30.3% in First Half 2019 due to the non- deductible provision for the potential penalty relating to AUSTRAC civil proceedings.

2.2.11	Non-controlling interests

Non-controlling interests represent results of non-wholly owned subsidiaries attributable to shareholders other than Westpac. These include profits attributable to the 10.1% shareholding in Westpac Bank-PNG-Limited and the 25% shareholding in St.George Motor Finance Limited that are not owned by Westpac.

2.3	Credit quality

Prior to the onset of the pandemic the portfolio has been performing adequately with retail portfolios performing well and institutional and business portfolios seeing modest increase in stressed exposures emerging from the low base seen in recent years. Stressed exposures to TCE were 1.32%, 12 basis points higher than Second Half 2019 and 22 basis points higher compared to First Half 2019. The 12 basis points rise in stressed exposures is driven by an increase in watchlist and substandard (7 basis points) and both impaired loans and 90 days past due and not impaired (5 basis points). Emerging stress is due to the impacts of the COVID-19 pandemic.

The increase in impaired loans saw the ratio of gross impaired exposures to gross loans 5 basis points higher at 0.30% compared to Second Half 2019. At 31 March 2020, the ratio of gross impaired exposures provisions to gross impaired exposures was 50.1% while the ratio of collectively assessed provisions to credit risk weighted assets increased to 140 basis points (a 45 basis points increase compared to Second Half 2019).

Provisioning levels increased by $1,867 million compared to Second Half 2019 driven by estimated impacts of the pandemic, adding $1,581million and an increase in IAPs of $194 million.

The impact of the COVID-19 pandemic on the Australian economy and the Group remains uncertain. The severity of its impact will depend on its spread and duration, customer responses, the capital markets reaction and the response of governments and central banks.

The most severely impacted customers (across consumer, business and institutional) are expected to be in industries impacted by social distancing, travel, supply chain disruption, and industries adjacent to these. High impacted industries include: Hospitality (Pubs and Clubs, Cafes and Restaurants); Aviation and related infrastructure; Travel related industries; Retail Trade (department stores, clothing and auto amongst others); Wholesale Trade; and Manufacturing.

The most significant second order impacts are on Commercial Real Estate due to reduced cash flows (through abatement, refusal or default) and Construction (pause and or reduced investment).

Portfolio segments

The institutional segment has started to see modest increases in stressed exposures from the initial stages of the COVID-19 pandemic with stressed exposures to TCE at 1.18% increasing 50 basis points compared to Second Half 2019. We will continue to monitor the portfolio for increases in stressed exposures as the management of the pandemic evolves.

The commercial property sector has continued to perform well, stress is 23 basis points higher at 31 March 2020 at 1.8%. This has been trending slowly higher over recent periods. However, it is still well below the long-term average.

The small and medium business portfolio saw an increase in stressed exposures to TCE to 3.02% (an increase of 26 basis points compared to Second Half 2020). This was seen across several industries, largest being Retail Trade & Motor Vehicle Retailers and Commercial Property.

The New Zealand business portfolio has seen stress increase principally from the exposure mentioned above, with gross impaired exposures to TCE increasing 36 basis points to 0.59% compared to Second Half 2019.

Australian mortgage 90 days+ delinquencies increased 6 basis points compared to second half 2019 to 0.94% in First Half 2020, following a significant increase in inbound call volumes for our Customer assist operations. Australian mortgage hardship applications have increased from both the impact of the bushfires over the Australian summer and from early impacts from customers requesting the pandemic package relief in March 2020. Properties in possessions (PIPs) decreased by 90 to 468 compared to Second Half 2019 driven by Qld (down 29) and WA (down 37), but NSW increased by 6 over the same period. Against First Half 2019, PIPs decreased by 14 driven by WA (down 37) offset by NSW (increase 15) and SA (increase 9).

Realised mortgage losses were $67 million for First Half 2020, this compares to $59 million in Second Half 2019 and $52 million in First Half 2019.

Other consumer 90+ day delinquencies were 25 basis points higher than Second Half 2019 at 1.94% and were 14 basis points higher than First Half 2019. The contraction in the portfolio size contributed around 8 basis points of the rise. The largest increase in 90+ day delinquencies was experienced in Personal Loans and Credit cards portfolios. The remaining growth in other consumer delinquencies was related to the disruption to customer assist.

New Zealand other consumer loan 90 days + delinquencies increased 77 basis points to 1.59% compared to Second Half 2019 primarily due to balance sheet contraction and a change in the way delinquency is measured for customers who have been granted hardship assistance.

28	2020 Interim Financial Results

Review of Group operations

Provisioning

Over the period provisions increased by $1,867 million compared to Second Half 2019 to $5,791 million where:

•	CAPs on loans and credit commitments were $5,160 million at First Half 2020, $1,659 million higher compared to Second Half 2019. The increase in provisions was mostly due to the updated forward-looking economic inputs in the provisioning calculation, increased weighting of the downside economic scenario, and increased overlay provisions resulting from estimated impacts of the COVID-19 pandemic, adding $1,581 million. Other changes in CAP of $78 million was from the modest rise in stress.
•	IAPs were $194 million higher at $606 million due to a rise in impaired exposures primarily due to three large customer downgrades across trade and manufacturing, two customers in Institutional Bank and one in New Zealand, and offset by higher recoveries in Australian unsecured portfolio.

2.3.1	Credit quality key metrics

	As at	As at	As at
	31 March 2020	30 Sept 2019	31 March 2019
Stressed exposures by credit grade as a % of TCE:
Impaired	0.20%	0.17%	0.17%
90 days past due and not impaired	0.50%	0.48%	0.43%
Watchlist and substandard	0.62%	0.55%	0.50%
Total stressed exposures	1.32%	1.20%	1.10%
Gross impaired exposures to TCE for business and institutional:
Business Australia	0.71%	0.61%	0.59%
Business New Zealand	0.59%	0.23%	0.41%
Institutional	0.08%	0.03%	0.05%
Mortgage 90+ day delinquencies:
Group	0.87%	0.82%	0.75%
Australia	0.94%	0.88%	0.82%
New Zealand	0.27%	0.13%	0.14%
Other consumer loans 90+ day delinquencies:
Group	1.94%	1.69%	1.80%
Australia	1.97%	1.77%	1.87%
New Zealand	1.59%	0.82%	1.02%
Other[1]:
Gross impaired exposures to gross loans	0.30%	0.25%	0.24%
Gross impaired exposures provisions to gross impaired exposures	50.09%	44.92%	45.74%
Total provisions to gross loans	80 bps	54 bps	56 bps
Collectively assessed provisions to credit risk weighted assets	140 bps	95 bps	98 bps
Total provisions to credit risk weighted assets	157 bps	107 bps	110 bps
Impairment charges to average gross loans annualised	62 bps	13 bps	9 bps
Net write-offs to average loans annualised	12 bps	15 bps	12 bps

2.3.2	Movement in gross impaired exposures

	Half Year	Half Year	Half Year	% Mov’t
$m	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Balance as at beginning of period	1,763	1,749	1,416	1	25
New and increased - individually managed	897	550	519	63	73
Write-offs	(537)	(655)	(499)	(18)	8
Returned to performing or repaid	(516)	(447)	(378)	15	37
Portfolio managed - new/increased/returned/repaid	572	565	701	1	(18)
Exchange rate and other adjustments	(25)	1	(10)	large	150
Balance as at end of period	2,154	1,763	1,749	22	23

1.	Averages are based on a six month period.

2020 Interim Financial Results	29

Review of Group operations

2.4	Balance sheet and funding

2.4.1	Balance sheet

	As at	As at	As at	As at	% Mov’t
	31 March 2020	31 March 2020	30 Sept 2019	31 March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
$m	US$	A$	A$	A$
Assets
Cash and balances with central banks	28,126	45,815	20,059	19,486	128	135
Collateral paid	3,278	5,339	5,930	6,103	(10)	(13)
Trading securities and financial assets measured at fair value through income statement (FVIS) and investment securities	68,799	112,069	105,182	97,843	7	15
Derivative financial instruments	34,784	56,661	29,859	21,765	90	160
Loans	441,810	719,678	714,770	714,297	1	1
Life insurance assets	1,580	2,574	9,367	9,374	(73)	(73)
Other assets	15,671	25,526	21,459	22,194	19	15
Total assets	594,048	967,662	906,626	891,062	7	9
Liabilities
Collateral received	7,814	12,728	3,287	1,889	large	large
Deposits and other borrowings	357,855	582,920	563,247	555,007	3	5
Other financial liabilities	20,870	33,996	29,215	29,013	16	17
Derivative financial instruments	29,522	48,089	29,096	23,384	65	106
Debt issues	114,084	185,835	181,457	188,759	2	(2)
Life insurance liabilities	371	604	7,377	7,503	(92)	(92)
Loan capital	15,843	25,807	21,826	16,736	18	54
Other liabilities	6,161	10,037	5,614	4,836	79	108
Total liabilities	552,520	900,016	841,119	827,127	7	9
Equity
Total equity attributable to owners of WBC	41,494	67,590	65,454	63,884	3	6
Non-controlling interests	34	56	53	51	6	10
Total equity	41,528	67,646	65,507	63,935	3	6
Average balances
Total assets	560,100	912,364	902,253	887,154	1	3
Loans and other receivables	429,887	700,256	694,373	696,112	1	1
Total equity	41,548	67,678	64,126	63,400	6	7

First Half 2020 – Second Half 2019

The Group’s loan growth during First Half 2020 was subdued as Australian housing loans decreased $3.5 billion. With the onset of COVID-19 deposits rose sharply in March 2020 with government and corporate customers holding additional liquidity. As a result the Group’s holdings of liquid assets, particularly cash also increased, with the LCR rising from 127% in Second Half 2019 to 154% in First Half 2020.

Key movements during the half included:

Assets 5

•	Cash and balances with central banks increased $25.8 billion or 128% reflecting higher liquid assets held in this form;
•	Trading securities and financial assets measured at FVIS and investment securities increased $6.9 billion or 7% reflecting higher balances held in this form;
•	Derivative assets increased $26.8 billion or 90% mainly driven by movements in cross currency swaps and foreign currency forward contracts;
•	Loans increased $4.9 billion or 1%. Refer to Section 2.2.2 Loans for further information;
•	Life insurance assets decreased $6.8 billion or 73% mainly due to transfers to non-consolidated funds in First Half 2020; and
•	Other assets increased $4.1 billion or 19% mainly due to the adoption of AASB 16.

30	2020 Interim Financial Results

Review of Group operations

Liabilities

•	Collateral received increased $9.4 billion primarily due to an increase in net collateralised derivative assets;
•	Deposits and other borrowings increased $19.7 billion or 3%. Refer to Section 2.2.3 Deposits and other borrowings for further information;
•	Other financial liabilities increased $4.8 billion or 16% mainly driven by higher securities sold under agreements to repurchase;
•	Derivative liabilities increased $19.0 billion or 65% driven by movements in cross currency swaps and foreign currency forward contracts;
•	Debt issues increased $4.4 billion or 2% ($8.1 billion or 4% decrease excluding foreign currency impacts). Refer to Section 2.4.2 Funding and liquidity risk management for further information;
•	Life insurance liabilities decreased $6.8 billion or 92% mainly due to transfers to non-consolidated funds in First Half 2020;
•	Loan capital increased $4.0 billion or 18% mainly due to the issuance of US$1.5 billion Tier 2 capital instruments and foreign currency translation and fair value hedging impacts of $2.0 billion; and
•	Other liabilities increased $4.4 billion or 79% mainly due to the adoption of AASB 16 and $1.5 billion increase in provisions.

Equity attributable to owners of Westpac Banking Corporation increased $2.1 billion or 3% reflecting $2.8 billion of new shares issuances, 2019 final dividend reinvestment plan (DRP) and retained profits, partly offset by dividends paid during the period.

First Half 2020 – First Half 2019

The Group’s loan growth during First Half 2020 was subdued as Australian housing loans decreased $1.5 billion. With the onset of COVID-19, deposits rose sharply in March 2020 with government and corporate customers holding additional liquidity. As a result the Group’s holdings of liquid assets, particularly cash also increased, with the LCR rising from 138% in First Half 2019 to 154% in First Half 2020.

Key movements included:

Assets

•	Cash and balances with central banks increased $26.3 billion or 135% reflecting higher liquid assets held in this form;
•	Trading securities and financial assets measured at FVIS and investment securities increased $14.2 billion or 15% reflecting higher balances held in this form;
•	Derivative assets increased $34.9 billion or 160% mainly driven by movements in cross currency swaps and foreign currency forward contracts;
•	Loans increased $5.4 billion or 1%. Refer to Section 2.2.2 Loans for further information;
•	Life insurance assets decreased $6.8 billion or 73% mainly due to transfers to non-consolidated funds in First Half 2020; and
•	Other assets increased $3.3 billion or 15% mainly due to the adoption of AASB 16.

Liabilities

•	Collateral received increased $10.8 billion due to an increase in net collateralised derivative assets;
•	Deposits and other borrowings increased $27.9 billion or 5%. Refer to Section 2.2.3 Deposits and other borrowings for further information;
•	Other financial liabilities increased $5.0 billion or 17% mainly driven by higher securities sold under agreements to repurchase and securities sold short;
•	Derivative liabilities increased $24.7 billion or 106% driven by movements in cross currency swaps and foreign currency forward contracts;
•	Debt issues decreased $2.9 billion or 2% ($20.5 billion or 11% decrease excluding foreign currency impacts). Refer to Section 2.4.2 Funding and liquidity risk management for further information;
•	Life insurance liabilities decreased $6.9 billion or 92% mainly due to transfers to non-consolidated funds in First Half 2020;
•	Loan capital increased $9.1 billion or 54% mainly due to the issuance of $6.5 billion Tier 2 capital instruments and foreign currency translation and fair value hedging impacts of $2.8 billion; and
•	Other liabilities increased $5.2 billion or 108% mainly due to the adoption of AASB 16 and $1.9 billion increase in provisions.

Equity attributable to owners of Westpac Banking Corporation increased $3.7 billion or 6% reflecting $2.8 billion of new shares issuances, 2019 interim DRP and final DRP and retained profits, partly offset by dividends paid during the period.

2020 Interim Financial Results	31

Review of Group operations

2.4.2	Funding and liquidity risk management

Liquidity risk is the risk that the Group will be unable to fund assets and meet obligations as they become due. This type of risk is inherent for all banks as intermediaries between depositors and borrowers. The Group has a liquidity risk management framework which seeks to meet cash flow obligations under a wide range of market conditions, including name specific and market-wide stress scenarios, as well as meeting the regulatory requirements of the LCR and NSFR.

The challenges presented by COVID-19 to the global economy since January 2020 have highlighted the speed and extent to which financial markets can become dislocated and the critical importance of banks maintaining sufficient liquidity at all times. We believe the Group is well positioned for these challenges, having maintained funding and liquidity metrics comfortably above regulatory minimums before the crisis. At 31 March 2020, the Group’s LCR was 154% and its NSFR was 117% compared to regulatory minimums of 100% for both.

On 19 March 2020, the Reserve Bank announced extensive measures aimed at providing liquidity to financial markets and to support the banks in providing credit to businesses. As well as lowering the cash rate, these measures included injecting extra liquidity into the financial system through daily market operations, the purchasing of Australian Government bonds in the secondary market, increasing the interest rate on Exchange Settlement Balances, and the introduction of the Term Funding Facility (TFF).

The primary purpose of the TFF is to support lending to Australian businesses. In aggregate, ADIs have access to at least $90 billion under the TFF, comprised of an Initial Allowance for each ADI, plus an Additional Allowance. Based on the terms of the facility, Westpac’s Initial Allowance is $17.9 billion and can be drawn down until 30 September 2020. The Additional Allowance is based on the growth in lending provided by the ADI to both large businesses and SMEs from the quarter ending 31 January 2020 to the quarter ending 31 January 2021 and can be drawn down until 31 March 2021.

Funding is provided to ADIs through the TFF at a fixed interest rate of 25 basis points, for a maximum of three years. To access the TFF, ADIs must pledge eligible collateral, which includes self-securitised residential mortgage-backed securities.

Under the regulatory approach to the TFF, the Initial Allowance and Additional Allowance may be included in the calculation of the LCR and NSFR to the extent an ADI has sufficient unencumbered collateral. Westpac has included the full amount of its Initial Allowance in the LCR and NSFR calculations for 31 March 2020.

Liquidity

The Group has a number of sources of liquidity that provide a buffer against periods of liquidity stress. These include High Quality Liquid Assets (HQLA) and the Committed Liquidity Facility (CLF), both of which are used to meet the Group’s LCR requirements. The Group also has access to non-HQLA and other assets that are eligible for re-purchase with a central bank under certain conditions.

•	At 31 March 2020, Westpac held $121.0 billion in HQLA (30 September 2019: $89.9 billion). HQLA include cash, deposits with central banks, government securities and other high quality securities that are repo-eligible with the RBA. The HQLA portfolio is managed within the Group’s risk appetite and within regulatory requirements. 4
•	Westpac’s CLF allocation for the 2020 calendar year, as approved by APRA, is $52 billion (2019 calendar year: $54 billion). The CLF is a commitment by the RBA to provide funds secured by high-quality collateral through a period of liquidity stress. This commitment can be counted by ADIs towards meeting the LCR requirement given the limited amount of government debt in Australia. In order to have access to a CLF, ADIs must satisfy qualifying conditions and are required to pay a fee to the RBA on the approved undrawn facility. The fee was increase by the RBA on 1 January 2020 to 17 basis points (from 15 basis points) and will increase to 20 basis points on 1 January 2021.
•	The Group also holds a portfolio of non-HQLA liquid assets that are repo-eligible with the Reserve Bank of Australia. These include private securities and self-originated AAA-rated mortgage backed securities.

The Group’s total unencumbered liquid assets were $199.9 billion as at 31 March 2020 (30 September 2019: $169.9 billion).

LCR

The LCR enhances banks’ short-term resilience, requiring them to hold sufficient HQLA, as defined, to withstand 30 days under a regulator-defined acute stress scenario. In addition to HQLA, Australian ADIs including Westpac also have access to the CLF, as set out above, to meet the requirements of the LCR.

Westpac’s LCR for 31 March 2020 calculated on a spot basis was 154% (30 September 2019: 127%). The inclusion of Westpac’s allowance of the TFF added 14 percentage points to the ratio. Other movements in the Group’s LCR reflect an increase in HQLA by $31.1 billion over the half, while net cash outflows (NCOs) increased by $10.2 billion.

NSFR

The NSFR is designed to encourage banks’ longer-term funding resilience. To comply, banks are required to maintain an NSFR of at least 100% at all times. Westpac had an NSFR of 117% at 31 March 2020 (30 September 2019: 112%). The inclusion of Westpac’s allowance of the TFF added 2 percentage points to the ratio. Other movements in the Group’s NSFR over the half mainly reflect a $21 billion increase in available stable funding, due to deposits (up $9 billion), wholesale funding (up $9 billion) and other (up $3 billion). Required stable funding increased by $2 billion excluding the impact of the TFF.

Funding

The Group monitors the composition and stability of its funding so that it remains within the Group’s funding risk appetite. This includes compliance with both the LCR and NSFR. The composition of the Group’s funding mix was little changed over the half.

32	2020 Interim Financial Results

Review of Group operations

Customer deposits

Customer deposits made up 62.7% of the Group’s total funding at 31 March 2020, which was 20 basis points higher compared to 30 September 2019 (62.5%). Growth in customer deposits over the half was matched in other sources of funding, partly due the increase in offshore wholesale balances in line with the lower Australian dollar.

Long term wholesale funding

Long term wholesale funding made up 16.3% of the Group’s total funding at 31 March 2020 (30 September 2019: 16.6%) and securitisation made up a further 1.1% (30 September 2019: 1.0%).

During the First Half 2020, the Group raised $12.9 billion in new long term wholesale funding. Almost all funding was issued early in the 2020 calendar year, as the Group took advantage of constructive market conditions. This enabled the Group to stay out of global markets later in the half as conditions significantly deteriorated due to the COVID-19 pandemic.

Westpac’s new issuance was principally senior unsecured bonds ($5.6 billion), covered bonds ($2.6 billion), residential mortgage-backed securities ($2.5 billion) and Tier 2 capital securities ($2.2 billion). USD issuance made up 77% of the Group’s new long term wholesale funding reflecting favourable pricing in that market early in 2020. Westpac continues to be the only major Australian bank able to issue SEC Registered bonds in the USD market, which Westpac believes delivers superior liquidity compared to non-SEC Registered bonds, amongst other benefits.

The weighted average maturity (excluding securitisation) of new term issuance in First Half 2020 was 5.2 years, slightly shorter compared to Full Year 2019 (6.0 years).

Short term wholesale funding

Short term wholesale funding as a proportion of total funding was unchanged over the half at 12.1%. The short-term portfolio (including long term to short term scroll) was $104.9 billion (30 September 2019: $101.2 billion) and had a weighted average maturity of 136 days.

Liquidity coverage ratio

	As at	As at	As at	% Mov’t
$m	31 March 2020	30 Sept 2019	31 March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
High Quality Liquid Assets (HQLA)[1]	121,017	89,883	79,701	35	52
Committed Liquidity Facility (CLF)[1]	52,000	54,000	54,000	(4)	(4)
Term Funding Facility (TFF)[1]	17,897	-	-	-	-
Total LCR liquid assets	190,914	143,883	133,701	33	43
Cash outflows in a modelled 30-day APRA defined stressed scenario
Customer deposits	85,922	74,860	65,819	15	31
Wholesale funding	12,639	14,544	11,741	(13)	8
Other flows[2]	25,036	23,986	19,482	4	29
Total	123,597	113,390	97,042	9	27
LCR[3]	154%	127%	138%	large	large

Net stable funding ratio

	As at	As at	As at	% Mov’t
$m	31 March 2020	30 Sept 2019	31 March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Available stable funding	627,676	606,774	606,217	3	4
Required stable funding	536,601	543,958	536,414	(1)	-
Net stable funding ratio	117%	112%	113%	large	396 bps

1.	Refer to Glossary for definition.
2.	Other flows include credit and liquidity facilities, collateral outflows and inflows from customers.
3.	Calculated on a spot basis.

2020 Interim Financial Results	33

Review of Group operations

Funding by residual maturity

	As at 31 March 2020		As at 30 Sept 2019		As at 31 March 2019
	$m	Ratio %	$m	Ratio %	$m	Ratio %
Wholesale funding
Less than 6 months	49,097	5.7	45,334	5.4	58,244	7.0
6 to 12 months	17,301	2.0	25,566	3.1	22,860	2.8
Long term to short term scroll[1]	38,539	4.4	30,255	3.6	32,375	3.9
Wholesale funding - residual maturity less than 12 months	104,937	12.1	101,155	12.1	113,479	13.7
Securitisation	9,523	1.1	8,190	1.0	9,472	1.1
Greater than 12 months	140,974	16.3	139,328	16.6	132,089	15.9
Wholesale funding - residual maturity greater than 12 months	150,497	17.4	147,518	17.6	141,561	17.0
Customer deposits	543,801	62.7	524,516	62.5	511,643	61.6
Equity[2]	67,604	7.8	65,785	7.8	64,347	7.7
Total funding	866,839	100.0	838,974	100.0	831,030	100.0

Deposits to net loans ratio

	As at 31 March 2020		As at 30 Sept 2019		As at 31 March 2019
	$m	Ratio %	$m	Ratio %	$m	Ratio %
Customer deposits	543,801		524,516		511,643
Net loans	719,678	75.6%	714,770	73.4%	714,297	71.6%

Funding view of the balance sheet

$m	Total liquid assets	Customer deposits	Wholesale funding	Customer franchise	Market inventory	Total
As at 31 March 2020
Total assets	199,949	-	-	673,994	93,719	967,662
Total liabilities	-	(543,801)	(255,434)	-	(100,781)	(900,016)
Total equity	-	-	-	(67,604)	(42)	(67,646)
Total	199,949	(543,801)	(255,434)	606,390	(7,104)	-
Net loans[3]	63,189	-	-	656,489	-	719,678
As at 30 September 2019
Total assets	169,871	-	-	670,261	66,494	906,626
Total liabilities	-	(524,516)	(248,673)	-	(67,930)	(841,119)
Total equity	-	-	-	(65,785)	278	(65,507)
Total	169,871	(524,516)	(248,673)	604,476	(1,158)	-
Net loans[3]	59,278	-	-	655,492	-	714,770
As at 31 March 2019
Total assets	151,588	-	-	679,713	59,761	891,062
Total liabilities	-	(511,643)	(255,040)	-	(60,444)	(827,127)
Total equity	-	-	-	(64,347)	412	(63,935)
Total	151,588	(511,643)	(255,040)	615,366	(271)	-
Net loans[3]	49,151	-	-	665,146	-	714,297

1.	Scroll represents wholesale funding with an original maturity greater than 12 months that now has a residual maturity less than 12 months.
2.	Includes total share capital, share based payments reserves and retained profits. 7
3.	Liquid assets in net loans include internally securitised assets that are eligible for repurchase agreements with the RBA/RBNZ.

34	2020 Interim Financial Results

Review of Group operations

2.5	Capital and dividends

	As at	As at	As at	% Mov’t
	31 March 2020	30 Sept 2019	31 March 2019	Mar 20 - Sept 19		Mar 20 - Mar 19
Level 2 Regulatory capital structure
Common equity Tier 1 (CET 1) capital after deductions ($m)	47,982	45,752	44,680	5		7
Risk weighted assets (RWA) ($m)	443,905	428,794	419,819	4		6
CET 1 capital ratio	10.81%	10.67%	10.64%	14 bps		17 bps
Additional Tier 1 capital ratio	2.13%	2.17%	2.20%	(4bps	)	(7bps	)
Tier 1 capital ratio	12.94%	12.84%	12.84%	10 bps		10 bps
Tier 2 capital ratio	3.35%	2.79%	1.78%	56 bps		157 bps
Total regulatory capital ratio	16.29%	15.63%	14.62%	66 bps		167 bps
APRA leverage ratio[1]	5.66%	5.68%	5.72%	(2bps	)	(6bps	)
Level 1 Regulatory capital structure
CET 1 capital after deductions ($m)	48,482	46,380	43,850	5		11
Risk weighted assets ($m)	437,137	422,475	409,231	3		7
Level 1 CET 1 capital ratio	11.09%	10.98%	10.72%	11 bps		37 bps

APRA announcements on capital

As part of its response to the current economic environment following COVID-19, APRA has adjusted its expectations for bank capital. On 19 March 2020 APRA announced that during the period of disruption caused by COVID-19 APRA would not be concerned if banks were not meeting its 10.5% “unquestionably strong benchmark” for CET1. Banks may use their current capital buffers provided they remain above the current regulatory requirement (currently at least 8.0% for domestic systemically important banks (D-SIBs)2). APRA has also indicated that they do not envisage reinstating the “unquestionably strong” benchmarks for at least 12 months. Accordingly, Westpac has updated its capital management strategy which is set out below.

APRA has also deferred implementation of the Basel III capital reforms by one year to January 2023 and announced amendments to the calculation of RWA for COVID-19 relief packages which allow for payment deferrals. These COVID-19 packages have not impacted RWA at 31 March 2020 due to the timing of these packages being offered, however may impact future periods.

Further details of APRA’s regulatory changes are set out in the Significant Developments section of the 2020 Interim Financial Report.

Capital management strategy

Westpac’s approach to capital management seeks to ensure that it is adequately capitalised as an ADI. Westpac evaluates its approach to capital management through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include:

•	The development of a capital management strategy, including consideration of regulatory minimums, capital buffers and contingency plans;
•	Consideration of both regulatory and economic capital requirements;
•	A stress testing framework that challenges the capital measures, coverage and requirements including the impact of adverse economic scenarios; and
•	Consideration of the perspectives of external stakeholders including rating agencies as well as equity and debt investors.

During the period of disruption caused by COVID-19, Westpac will seek to operate with the following principles in relation to capital:

•	Prioritise maintaining capital strength;
•	In line with APRA guidance, utilise some of the “unquestionably strong” buffer and seek to maintain a buffer above the regulatory minimum;
•	Retain capital to absorb further downside on credit quality and acknowledge a high degree of uncertainty regarding the length and depth of this stress; and
•	Allow for capital flexibility to support lending to customers.

These principles take into consideration:

•	Current regulatory capital minimums and the capital conservation buffer (CCB), which together are the Total CET1 Requirement. In line with the above, the Total CET1 Requirement for Westpac is at least 8.0%, based upon an industry minimum CET1 requirement of 4.5% plus a capital buffer of at least 3.5% applicable to D-SIBs[3,4];
•	Stress testing to calibrate an appropriate buffer against a downturn; and
•	Quarterly volatility of capital ratios due to the half yearly cycle of ordinary dividend payments.

Westpac will revise its target capital levels once the medium to longer term impacts of COVID-19 are clearer, taking into account APRA’s expectations for the timing of any capital rebuilding required and the finalisation of APRA’s review of the capital adequacy framework.

1.	Refer to Glossary for definition.
2.	Noting that APRA may apply higher CET1 requirements for an individual ADI.
3.	Noting that APRA may apply higher CET1 requirements for an individual ADI.
4.	If an ADI’s CET1 ratio falls below the Total CET1 Requirement (at least 8%), they face restrictions on the distribution of earnings, such as dividends, distribution payments on AT1 capital instruments and discretionary staff bonuses.

2020 Interim Financial Results	35

Review of Group operations

Westpac’s CET1 capital ratio was 10.81% at 31 March 2020. The CET1 ratio was 14 basis points higher than 30 September 2019 reflecting the institutional placement and share purchase plan (which together raised $2.8 billion of capital) and NPAT for the half, partially offset by payment of the final 2019 dividend and higher RWA.

NPAT for First Half 2020 was $1,190 million (27 basis point increase). NPAT included additional impairment charges of $1,107 million after tax in anticipation of credit losses that Westpac expects to incur from the COVID-19 pandemic. The net impact to the CET1 capital ratio of the increased impairment provisions related to COVID-19 is an 11 basis point decrease reflecting the impact to NPAT, the reduction in regulatory expected loss deduction to nil and a higher deduction for deferred tax assets. NPAT was also impacted by additional provisions and costs associated with the AUSTRAC proceedings and an increase in for estimated customer refunds, payments, associated costs and litigation (totalling $1,285 million after tax, 29 basis point impact).

Key movements over the half were as follows:

•	Capital raised totalling $2.8 billion over the half (62 basis point increase);
•	First Half 2020 NPAT (27 basis point increase);
•	The 2019 final dividend payment, net of the dividend reinvestment plan (DRP) share issuance (57 basis point decrease);
•	Capital deductions and other capital movements (13 basis point increase). This mainly reflects the impact of increased impairment provisions related to COVID-19, which reduced the regulatory expected loss deduction to nil (25 basis point increase) and a higher deduction for deferred tax assets (13 basis point decrease). Other capital items increased by 1 basis point;
•	Ordinary RWA growth (before model changes, overlays and foreign currency translation) decreased slightly over the period (2 basis point increase); and
•	Foreign currency impacts from the appreciation of the NZ$ against the A$ (3 basis point decrease)[1].

RWA model changes and overlays increased RWA $12.3 billion leading to a 30 basis point decrease in the CET1 capital ratio. This was primarily driven by:

•	Operational Risk capital overlay of $500 million imposed by APRA following AUSTRAC’s Statement of Claim (15 basis point decrease, $6.25 billion increase in RWA);
•	An increase in IRRBB capital from plans to implement a new IRRBB model more suited to low interest rates. Until the model is finalised and approved, Westpac will include an IRRBB capital overlay of $500 million (15 basis point decrease, $6.25 billion increase in RWA);
•	Adoption of AASB 16 Leases methodology from 1 October 2019 in other assets risk calculation (8 basis point decrease, $3.3 billion increase in RWA); and
•	Model changes for a segment of the Australian mortgage portfolio and also New Zealand mortgages (8 basis point increase, $3.5 billion decrease in RWA).

1.	Reflecting the net impact of movements in the foreign currency translation reserve and RWA.

36	2020 Interim Financial Results

Review of Group operations

Additional Tier 1 and Tier 2 capital movement for First Half 2020

During the half, Westpac Issued US $1.5 billion of Tier 2 capital instruments (49 basis point increase) and redeemed CNY1.25 billion of Tier 2 capital instruments (6 basis point decrease). The higher new issuance was in response to APRA’s increased total capital requirements to be met by 1 January 2024.

Leverage ratio

The leverage ratio represents the amount of Tier 1 capital relative to exposure1. At 31 March 2020, Westpac’s leverage ratio was 5.66%, down 2 basis points since 30 September 2019.

Internationally comparable capital ratios

The APRA Basel III capital adequacy requirements are more conservative than those of the Basel Committee on Banking Supervision (BCBS), leading to lower reported capital ratios when compared to international peers. APRA conducted a study in July 2015 outlining its methodology for measuring international comparable capital ratios. For details on the adjustments refer to Westpac’s 2020 Interim Investor Discussion Pack.

The table below calculates the Group’s reported capital ratios consistent with this methodology.

	As at	As at	As at	% Mov’t
%	31 March 2020	30 Sept 2019	31 March 2019	Mar 20 - Sept 19		Mar 20 - Mar 19
Internationally comparable capital ratios
CET 1 capital ratio	15.81%	15.85%	16.17%	(4 bps	)	(36 bps	)
Tier 1 capital ratio	18.55%	18.64%	19.07%	(9 bps	)	(52 bps	)
Total regulatory capital ratio	22.69%	22.08%	21.25%	61 bps		144 bps
Leverage ratio	6.28%	6.36%	6.39%	(8 bps	)	(11 bps	)

1.	As defined under Attachment D of APS110: Capital Adequacy.

2020 Interim Financial Results	37

Review of Group operations

Risk Weighted Assets (RWA)

	As at	As at	As at	% Mov’t
$m	31 March 2020	30 Sept 2019	31 March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Credit risk:
Corporate[1]	78,288	74,807	73,551	5	6
Business lending[2]	34,493	35,470	35,294	(3)	(2)
Sovereign[3]	2,192	2,068	1,653	6	33
Bank[4]	6,956	8,339	7,066	(17)	(2)
Residential mortgages	131,424	131,629	132,133	-	(1)
Australian credit cards	4,837	5,089	5,910	(5)	(18)
Other retail	11,594	12,395	13,082	(6)	(11)
Small business[5]	16,812	16,090	16,092	4	4
Specialised lending: Property and project finance[6]	56,004	55,262	54,833	1	2
Securitisation[7]	5,747	5,749	5,583	-	3
Standardised	9,506	9,653	10,455	(2)	(9)
Mark-to-market related credit risk	11,289	11,313	7,110	-	59
Total credit risk	369,142	367,864	362,762	-	2
Market risk	8,396	9,350	8,338	(10)	1
Operational risk[8]	54,093	47,680	38,641	13	40
Interest rate risk in the banking book (IRRBB)	5,305	530	7,076	large	(25)
Other	6,969	3,370	3,002	107	132
Total risk weighted assets	443,905	428,794	419,819	4	6

Total RWA increased $15.1 billion or 3.5% this half mainly driven by an increase in non-credit risk RWA.

The $1.3 billion increase in credit risk RWA included:

•	A $1.1 billion increase in RWA from changes in asset quality within Australian mortgages including higher consumer delinquencies;
•	Lower lending primarily within retail products, which decreased RWA by $1.2 billion;
•	Model changes detailed above which reduced RWA by $3.5 billion;
•	Foreign currency translation impacts which increased RWA by $3.9 billion from the appreciation of the US$ and NZ$ against the A$ mainly impacting corporate and NZ mortgages; and
•	An increase in mark-to-market related credit risk and counterparty credit risk RWA of $1.0 billion mostly within corporate exposures.

A $13.8 billion increase in non-credit RWA mostly from the impact of the capital overlays and the adoption of AASB 16 detailed above. These were partly offset by a $1.0 billion decrease in market risk RWA and a higher embedded gain from lower interest rates in IRRBB RWA.

1.	Corporate – typically includes exposure where the borrower has annual turnover greater than $50 million, and other business exposures not captured under the definitions of either Business lending or Small Business.
2.	Business lending – includes exposures not captured elsewhere where the borrower has annual turnover less than or equal to $50 million.
3.	Sovereign – includes exposures to governments themselves and other non-commercial enterprises that are owned or controlled by them.
4.	Bank – includes exposures to licensed banks and their owned or controlled subsidiaries, and overseas central banks.
5.	Small business – program managed business lending exposures.
6.	Specialised lending – property and project finance – includes exposures to entities created to finance and/or operates specific assets where, apart from the income received from the assets being financed, the borrower has little or no independent capacity to repay from other activities or assets.
7.	Securitisation – exposures reflect Westpac’s involvement in activities ranging from originator to investor and include the provision of securitisation services for clients wishing to access capital markets.
8.	Operational risk – the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk but excluding strategic or reputational risk.

38	2020 Interim Financial Results

Review of Group operations

Capital adequacy

	As at	As at	As at
$m	31 March 2020	30 Sept 2019	31 March 2019
Tier 1 capital
CET 1 capital
Paid up ordinary capital	40,503	37,508	36,351
Treasury shares	(619)	(575)	(571)
Equity based remuneration	1,645	1,548	1,527
Foreign currency translation reserve	59	(199)	(331)
Accumulated other comprehensive income	(190)	(68)	15
Non-controlling interests - other	61	58	54
Retained earnings	25,985	27,188	26,949
Less retained earnings in life and general insurance, funds management and securitisation entities	(1,326)	(1,407)	(1,289)
Deferred fees	229	267	234
Total CET 1 capital	66,347	64,320	62,939
Deductions from CET 1 capital
Goodwill (excluding funds management entities)	(8,673)	(8,648)	(8,665)
Deferred tax assets	(2,610)	(2,034)	(1,710)
Goodwill in life and general insurance, funds management and securitisation entities	(935)	(940)	(941)
Capitalised expenditure	(1,656)	(1,719)	(1,778)
Capitalised software	(2,029)	(2,019)	(1,881)
Investments in subsidiaries not consolidated for regulatory purposes	(1,633)	(1,540)	(1,522)
Regulatory expected downturn loss in excess of eligible provisions	-	(1,106)	(1,148)
Defined benefit superannuation fund surplus	(80)	(73)	(66)
Equity investments	(327)	(425)	(482)
Regulatory adjustments to fair value positions	(407)	(63)	(65)
Other Tier 1 deductions	(15)	(1)	(1)
Total deductions from CET 1 capital	(18,365)	(18,568)	(18,259)
Total CET 1 capital after deductions	47,982	45,752	44,680

Additional Tier 1 capital
Basel III complying instruments	9,473	9,299	9,216
Total Additional Tier 1 capital	9,473	9,299	9,216
Net Tier 1 regulatory capital	57,455	55,051	53,896

Tier 2 capital
Basel III complying instruments	14,455	11,645	7,143
Basel III transitional instruments	567	519	495
Eligible general reserve for credit loss	79	62	66
Total Tier 2 capital	15,101	12,226	7,704
Deductions from Tier 2 capital
Investments in subsidiaries not consolidated for regulatory purposes	(140)	(140)	(140)
Holdings of own and other financial institutions Tier 2 capital instruments	(102)	(115)	(103)
Total deductions from Tier 2 capital	(242)	(255)	(243)
Net Tier 2 regulatory capital	14,859	11,971	7,461
Total regulatory capital	72,314	67,022	61,357
Risk weighted assets	443,905	428,794	419,819
CET 1 capital ratio	10.81%	10.67%	10.64%
Additional Tier 1 capital ratio	2.13%	2.17%	2.20%
Tier 1 capital ratio	12.94%	12.84%	12.84%
Tier 2 capital ratio	3.35%	2.79%	1.78%
Total regulatory capital ratio	16.29%	15.63%	14.62%

2020 Interim Financial Results	39

Review of Group operations

Dividends

	Half Year	Half Year	Half Year	% Mov’t
Ordinary dividend (cents per share)	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Interim (fully franked)	TBD	-	94	TBD	TBD
Final (fully franked)	-	80	-	-	-
Total ordinary dividend	TBD	80	94	TBD	TBD
Payout ratio (reported)	TBD	77.26%	102.00%	TBD	TBD
Adjusted franking credit balance ($m)	2,881	1,558	1,234	85	133
Imputation credit (cents per share - NZ)	TBD	7.0	7.0	TBD	TBD

The Board has deferred the decision on determining an interim dividend and no dividend will be paid in June 2020. This was a difficult decision given many retail shareholders rely on our dividends.

Westpac remains well provisioned and capitalised. Nevertheless, the Board recognises the uncertain economic and operating conditions and how these may develop over the next six months. The Board also accepted APRA’s consistent guidance on dividends and being prudent at this point in time. Westpac has kept APRA informed about its stress testing scenarios and capital position. WBC has not received any concerns from APRA on the bank’s capital position. The Board will continue to review dividend options over the course of this year.

Westpac will continue to assess opportunities to improve capital utilisation across the Group. The strategic review of Specialist Businesses will also consider ways to further optimise capital. Refer to Significant Developments in the Directors’ Report (Section 4.1) for information on Specialist Businesses.

Capital deduction for regulatory expected credit loss

For capital adequacy purposes APRA requires the amount of regulatory expected credit losses in excess of eligible provisions to be deducted from CET1 capital. The table below shows the calculation of this capital deduction.

	As at	As at	As at
$m	31 March 2020	30 Sept 2019	31 March 2019
Provisions associated with eligible portfolios
Total provisions for expected credit losses (Section 4, Note 10)	5,791	3,924	3,997
plus provisions associated with partial write-offs	41	41	94
less ineligible provisions[1]	(129)	(89)	(79)
Total eligible provisions	5,703	3,876	4,012
Regulatory expected downturn loss	5,540	4,982	5,160
(Excess)/shortfall in eligible provisions compared to regulatory expected downturn loss	(163)	1,106	1,148
CET 1 capital deduction for regulatory expected downturn loss in excess of eligible provisions[2]	-	(1,106)	(1,148)

1.	Provisions associated with portfolios subject to the Basel standardised approach to credit risk are not eligible.
2.	Regulatory expected loss is calculated for portfolios subject to the Basel advanced capital IRB approach to credit risk. The comparison between regulatory expected loss and eligible provisions is performed separately for defaulted and non-defaulted exposures.

40	2020 Interim Financial Results

Review of Group operations

2.6	Sustainability performance

Westpac’s approach to sustainability

The Group’s approach to operating sustainably is outlined in our 2018-2020 Sustainability Strategy and is designed to anticipate, respond to and shape the most pressing emerging issues and opportunities that have the potential to materially impact customers, employees, suppliers, shareholders and communities.

As one of Australia’s largest financial institutions, Westpac plays a role in helping to create positive social, economic and environmental impact. We are:

•	a founding signatory to the Principles for Responsible Banking;
•	a signatory to the Business Coalition Statement on Climate which highlights our support for the Paris Agreement;
•	a supporter of the United Nations Sustainable Development Goals (SDGs) and its agenda for action on improving the wellbeing of present and future generations; and
•	guided by the United Nations Guiding Principles on Business and Human Rights.

Key developments

Bushfires and COVID-19

Helping our customers, people and communities through the bushfire crisis, and more recently the impacts of COVID-19, has been a major focus. We have put in place a series of support packages and initiatives designed to help those most affected. Our priority through COVID-19 has been to protect our people while remaining open for business so we can support our customers, communities and the Australian economy. Initiatives include:

•	Tailored support packages to help consumer and business customers, including repayment relief and special lending and deposit rates;
•	$10 billion home lending fund to support the economy by assisting more Australians into home ownership as well as support for the Government’s Coronavirus SME Guarantee Scheme;
•	Implementing a broad range of measures to protect the health and wellbeing of our employees, including enhanced cleaning protocols at our facilities and offices, provision of personal protective equipment (PPE), distributed working arrangements and social distancing measures. With a large majority of our workforce working from home, we have prioritised new ways of working and mental wellbeing for our people, releasing podcasts and support materials including from our Chief Mental Health Officer; and
•	Westpac Foundation[1] has brought forward grant payments to support social enterprises creating jobs for vulnerable Australians, and is collaborating with industry partners to offer pro bono skills to support the social enterprise sector. $1 million in Westpac Foundation Community Grants funding has also been brought forward to help small local not-for- profits focused on employment, training and education.

Our bushfire support has been aimed at helping our customers, communities and employees recover and rebuild. This includes:

•	Providing over $3.8 million in emergency cash grants to consumer and business customers;
•	Providing over 1,980 relief packages to consumer and business customers;
•	Mortgage repayments paid for up to one year for customers who have lost their principal place of residence due to the bushfires (up to $1,200 per month);
•	Helping over 500 customers lodge their general insurance claims and launching an interest free mortgage product to help fund the gap between building insurance payout and rebuilding costs;
•	Interest free and discounted loans to affected consumer and business customers;
•	Uncapped paid leave for our employees who are emergency services volunteers in bushfire affected areas as well as three days paid volunteering leave for those wanting to volunteer in affected communities;
•	Over $1.4 million in donations to community groups and charities, including Financial Counselling Australia, state-based volunteer fire services, Foundation for Rural and Regional Renewal (FRRR), Salvation Army and Victorian Bushfire Appeal; and
•	Collecting over $1.4 million for the Salvation Army through customer and employee donations.

Safer Children, Safer Communities

We continue to deliver on the commitments set out in our AUSTRAC Response Plan. This includes a series of actions and investments to reduce the human impact of financial crime. In February 2020, we established the Safer Children, Safer Communities Roundtable comprised of members experienced in human rights, ethics and child protection, and prevention of child exploitation to guide investments for a program of work to support the prevention of online child exploitation. Westpac will provide funding of up to $10 million per year for three years to implement these recommendations. We also finalised partnerships with International Justice Mission, investing $18 million over three years to tackle online sexual exploitation of children in the Philippines, and with Save the Children, investing $6 million over six years to raise awareness of online sexual exploitation of children, complementing the Australian Government’s current level of funding for its SaferKidsPH partnership.

1.	Westpac Foundation is administered by Westpac Community Limited (ABN 34 086 862 795) as trustee for Westpac Community Trust (ABN 53 265 036 982). Westpac Community Trust is a Public Ancillary Fund, endorsed by the ATO as a Deductible Gift Recipient and is not a part of Westpac Group.

2020 Interim Financial Results	41

Review of Group operations

Climate Change and Human Rights

We have updated our Climate Change Position Statement and 2023 Action Plan, which re-affirms our 2015 commitment to managing our business in alignment with the Paris Agreement and the need to transition to a net zero emissions economy by 2050. We also updated our Human Rights Position Statement and 2023 Action Plan which lays out the principles that guide our approach to human rights and sets out a series of actions for how we will continue to embed respect for human rights into our business practices and stakeholder relationships. Both statements were approved by the Board in April 2020 and are available on our website.

Performance against our 2018-2020 Sustainability Strategy

The table below summarises additional progress against the goals set out in our Sustainability Strategy. All data in the table is for the period 1 October 2019 to 31 March 2020, unless stated otherwise.

Priority areas	Goals	Half Year 2020 performance
	Help more people better understand	•	Continued to offer financial health check programs for superannuation members, including the digital Wealth Review tool and My Wellbeing online portal;
Helping people make better financial decisions	their financial position,improving their financial confidence	•	Delivered a range of financial literacy programs to individuals, businesses, not-for- profit organisations and community groups through Westpac’s Davidson Institute in Australia and the Managing Your Money program in New Zealand; and
		•	Delivered financial capability communications for different demographic segments including for young Australians, in partnership with Year 13; women, via Ruby Connection; and older Australians, via Starts at 60.
	Help people recover from financial hardship	•	Helped customers experiencing financial hardship, issuing over 34,700 financial assistance packages.
	Help people lift out of a difficult time and recover stronger	•	Refer to the ‘Bushfires and COVID-19’ updates provided in the Key developments section above.
Helping people by being there when it matters	Helping our most vulnerable customers	•	Developed a Vulnerable Customer Standard to provide guidance to staff when supporting customers in vulnerable circumstances;
most to them		•	Assisted over 1,700 customers since launching the Priority Assist team to support customers experiencing vulnerable circumstances, including domestic and family violence and financial abuse;
		•	Enhanced our series of Life Moments tools and resources to assist customers and their families going through challenging circumstances such as the loss of a loved one, divorce or separation, with over 125,000 visits to the Life Moments web page; and
		•	Supported over 4,500 Indigenous Australians since the establishment in December 2018 of a dedicated Customer Care team to support remote Indigenous communities.
	Build the workforce of the future	•	Over 2,400 employees from our Consumer division completed ‘Own the Moment’ workshops – providing training to help frontline employees deepen their relationships with customers and deliver on Our Service Promise; and
		•	Partnered with Macquarie University to deliver our Core Lending Program, with over 800 business bankers completing this program since launching through The Business Institute.
	Invest and back the people and ideas	•	Westpac Scholars Trust¹ has awarded $3.9 million in educational scholarships to the next 64 Westpac Scholars, bringing the total cohort to 479;
	shaping Australia	•	Westpac Foundation[2] job creation grants to social enterprises helped to create 539 jobs[3] for vulnerable Australians;
		•	Added 208 businesses through our Many Rivers partnership; cumulatively the partnership is currently supporting 2,495 people with jobs[2], with 868 identifying as Indigenous;
Helping people create a		•	Maintained a portfolio of direct investment in nine early stage companies; and
prosperous nation		•	Current commitment to Reinventure of $150 million across three funds, supporting Reinventure’s investment in 27 early stage companies.
	Back the growth of climate change	•	Increased lending to climate change solutions, taking total committed exposure to $9.7 billion, progressing towards our 2020 target of $10 billion; and
	solutions	•	Facilitated $4.5 billion in funding for climate change solutions, exceeding our 2020 target of $3 billion.
	Bring together partners and harness	•	Continued involvement in the implementation of the Principles for Responsible Banking, an initiative of the United Nations Environment Programme Finance Initiative (UNEP FI); and
	the Group’s capacity to tackle pressing social issues that matter most to the nation	•	Refer to the ‘AUSTRAC – Safer Children, Safer Communities’ update provided in the Key developments section above.

1.	Westpac Scholars Trust (ABN 35 600 251 071) is administered by Westpac Scholars Limited (ABN 72 168 847 041) as trustee for the Westpac Scholars Trust. Westpac Scholars Trust is a private charitable trust and is not a part of Westpac Group.
2.	Westpac Foundation is administered by Westpac Community Limited (ABN 34 086 862 795) as trustee for Westpac Community Trust (ABN 53 265 036 982). Westpac Community Trust is a Public Ancillary Fund, endorsed by the ATO as a Deductible Gift Recipient and is not a part of Westpac Group.
3.	Jobs created through the Westpac Foundation job creation grants to social enterprises and Many Rivers job creation are for the year ended 31 December 2019.

42	2020 Interim Financial Results

Review of Group operations

Priority areas	Goals	Half Year 2020 performance
	Promote an inclusive	•	Maintained 50% women in leadership[1] roles; and
A culture that is caring, inclusive and	society, where our workforce reflects our customers	•	80 new-to-bank Aboriginal or Torres Strait Islander hires.
innovative	Increase channels where customers can provide feedback	•	Reduced non-external dispute resolution average time to solve for complaints from 9.4 days in First Half 2019 to 6 days; and
		•	74% complaints resolved within five days, compared to 62% in First Half 2019.
	Employees	•	Maintained lost time injury frequency rate (LTIFR) of 0.4 and achieved total recordable injury frequency rate (TRIFR) of 2.4, a 23% reduction from Full Year 2019; and
		•	Refer to the ‘Bushfires and COVID-19’ updates provided in the Key developments section above.
	Human rights	•	Published our 2019 Slavery and Human Trafficking Statement in accordance with the requirements of the United Kingdom’s Modern Slavery Act 2015;
		•	Progressed work to meet the requirements of the Australian Modern Slavery Act (2018); and
		•	Joined the Australian Banking Association’s (ABA) Corporate Sustainability Working Group to promote the implementation of best practice approaches to Modern Slavery Act reporting within the ABA membership.
Continuing to lead	Sustainable lending	•	Continued to embed the requirements of our updated Sustainability Risk Management Framework; and
on the Sustainability Fundamenta	and investment	•	Announced first green loan developed for the superannuation sector, specifically for Local Government Property Fund (LGPF), managed by Local Government Super (LGS)
	Environment[2]	•	Maintained carbon neutral status³;
		•	On track to achieve an 8% reduction in GHG emissions compared to Full Year 2019 and 25% compared to Full Year 2016;
		•	Group paper consumption on track to achieve a 4% reduction compared to Full Year 2019 and 48% reduction compared to Full Year 2016;
		•	On track to achieve over 25% reduction in water consumption in our Australian workplaces[4] compared to Full Year 2016; and
		•	Achieved 73% diversion of waste from landfill in our main Australian offices[5].
	Responsible sourcing	•	Sourced $6.1 million from diverse suppliers, including $1.4 million from Indigenous suppliers.
	Community and social impact	•	7.9% employees participated in our volunteering programs, with 362 Westpac employees involved with skilled volunteering support to community partners and social enterprises to build their financial sustainability and social impact; and
		•	Refer to the ‘Bushfires and COVID-19’ updates provided in the Key developments section above.

1.	Women in Leadership refers to the proportion of women (permanent and maximum term) in leadership roles across the Group. It includes the CEO, Group Executives, General Managers, senior leaders with significant influence on business outcomes (direct reports to General Managers and their direct reports) large (3+) team people leaders three levels below General Manager, and Bank and Assistant Bank Managers.
2	Environmental footprint data as at 31 December 2019, unless otherwise stated.
3.	Metric updated annually. Status as at 30 June 2019.
4.	Australian workplaces include commercial offices, retail branches, data centres and subsidiary sites.
5.	Our main Australian offices are Sydney based Westpac buildings located at Kent Street, Barangaroo and Kogarah.

2020 Interim Financial Results	43

Review of Group operations

2.6.1	Climate-related financial disclosures

Westpac recognises that climate change is one of the most significant issues that will impact the long-term prosperity of the global economy and our way of life. The Group is committed to managing its business in alignment with the Paris Agreement, and the need to transition to a net zero emissions economy by 2050. This includes how the Group provides financial services, supports communities, operates its facilities, engages on matters of policy, and contributes to industry initiatives.

Westpac continues to integrate the consideration of climate-related risks and opportunities into its business operations. Since 2018, the Group has published disclosures in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), which the Group has publicly committed to support. Westpac’s performance against the recommendations of the TCFD is summarised below.

Oversight

The Board has oversight of the Group’s approach to and management of climate change. The Group’s fourth Climate Change Position Statement and 2023 Action Plan (CCPS) was approved by the Board in April 2020¹. The Board Risk and Compliance Committee considers and approves Westpac’s Sustainability Risk Management Framework (which includes climate change risks) every two years.

The implementation and management of Westpac’s response to climate change is delegated to Group Executives. The Sustainability Council (Council), formed in 2008 and sponsored by the Group Executive, Customer and Corporate Relations, comprises senior leaders from across the Group with responsibility for managing Westpac’s sustainability agenda, including climate change. The Council meets at least quarterly and has climate change as a standing agenda item. The Council reports to the Executive Team and Board through twice-yearly updates.

Various committees oversee different elements of the Group’s climate change strategy:

•	the Sustainable Finance Committee coordinates initiatives to achieve Westpac’s climate change solutions targets. It reports to the Council;

•	the Climate Change Risk Committee oversees work to identify and manage the potential impact on credit exposures from climate change-related transition and physical risks across the Group. It reports to the Group Credit Risk Committee; and

•	the Environment Management Committee oversees strategies and initiatives to reduce the Group’s environmental footprint, particularly targets around energy and emissions. It reports to the Council.

Divisional risk committees consider the climate change dimensions of our business activities as required.

Strategy

The CCPS describes the principles that underpin Westpac’s climate change strategy, recognising that:

•	A transition to a net zero emissions economy is required by 2050;

•	Economic growth and emissions reductions are complementary goals;

•	Addressing climate change creates opportunities;

•	Climate-related risk is a financial risk; and

•	Collective action, transparency and disclosure matter.

To address climate change risk and opportunities, the CCPS identifies three focus areas where the Group is expected to direct its attention over the short, medium and long term:

•	We will help customers and communities respond to climate change;

•	We will continue to improve the climate change performance of our operations; and

•	We will continue to support initiatives and policies to achieve the goals of the Paris Agreement.

Westpac uses scenario analysis to guide its climate change strategy and to analyse the implications of climate-related factors to its business. Westpac expects to be well positioned to capitalise on opportunities to support solutions and technology that accelerate the transition to a low carbon economy, aiming to provide $3.5 billion of new lending to climate change solutions by 2023, and $15 billion by 2030.

1	Westpac’s Climate Change Position Statement and 2023 Action Plan does not apply to investments made where a Westpac Group entity is acting as a trustee (for example Responsible Super Entity licensee or Responsible Entity) or insurer. The governance and strategies for ESG risk in these portfolios (including climate change) are the responsibility of the relevant board and management of these entities.

44	2020 Interim Financial Results

Review of Group operations

Risk management and scenario analysis

Climate change risks are managed within the Group’s risk management framework. Westpac seeks to understand the potential for climate-related transition, physical and litigation risks to impact its business, in particular the possible impact on credit risk, regulatory and reporting obligations, and its reputation.

Through its CCPS, the Group sets out criteria for lending to emissions-intensive and climate-vulnerable sectors, supporting customers that are in, or reliant, on these sectors and who assess the financial implications of climate change on their business, including how their strategies are likely to perform under various forward-looking scenarios, and demonstrate a rigorous approach to governance, strategy setting, risk management and reporting.

The Group reviews its Risk Management Framework, Risk Management Strategy, Sustainability Risk Management Framework, risk appetite measures and policies ensuring the criteria set out in the CCPS are integrated. These criteria are applied at the portfolio, customer and transaction level where appropriate. Escalation of risks to relevant divisional risk committees occurs in accordance with the Sustainability Risk Management Framework. If the identified risks are not within risk appetite then the application of conditions to manage the risks may be considered, or the transaction may be declined.

Westpac uses scenario analysis to inform its assessment of climate-related risks over short, medium and long-term horizons1. The findings from scenario analysis conducted in 2019 informed Westpac’s current CCPS which outlined enhanced lending standards for energy sectors including management of the thermal coal portfolio to reduce exposure to zero by 2030.

The Group understands the importance of both climate mitigation and adaptation efforts, including government planning measures, and the benefits of climate-resilient building characteristics to reduce property damage and impacts on customers and communities.

Along with the Group’s broader commitment to the Paris Agreement, Westpac expects to continue to help individual customers respond to climate change, and to continue to advocate for more research and investment into helping communities adapt and become resilient to climate-related impacts.

Westpac continues to assess:

•	The resilience of its Business and Institutional lending[2] to transition risks under 1.5 and 2-degrees scenarios; and
•	The potential impact of climate-related physical risks on the Australian mortgage portfolio[3] arising from global warming scenarios of both 2 and 4-degrees.

As at 31 March 2020:

•	Westpac’s Business and Institutional lending exposure to sectors that by 2030 are likely to face growth constraints under a 1.5-degrees scenario is approximately 2.3%;
•	Westpac’s Business and Institutional lending exposure to sectors that by 2030 are likely to face growth constraints under a 2-degrees scenario is approximately 0.9%; and
•	Approximately 1.6% of the Australian mortgage portfolio is exposed to postcodes that are likely to experience higher physical risk at 2050.

The Group has conducted preliminary analysis of its lending portfolios to understand the profile of its scope 34 financed emissions. This analysis used publicly available average emissions factors for Australian homes and generic emissions factors for industry sectors. The results of the analysis showed that the material customer sectors are utilities, mining, agribusiness, property, residential mortgages, manufacturing and transport. Westpac will continue to refine its approach to measuring portfolio scope 3 emissions in line with its commitment to develop financing strategies to support the transition to a low carbon economy.

1	Further details explaining the Group’s approach to scenario analysis can be found in the 2019 Sustainability Performance Report.
2	Excludes retail, sovereign, and bank exposures.
3	Excludes RAMS.
4	Scope 3 financed emissions are an estimate of the greenhouse gas emissions arising from activities supported by Westpac’s lending activity (including, Australian mortgage lending, SME and corporate loans).

2020 Interim Financial Results	45

Review of Group operations

Metrics and targets

Metrics		Half Year 2020 performance
Energy generation[1]
•	Emission intensity of electricity generation portfolio	•	0.26 (tCO2e/MWh) vs 2020 target 0.30 (tCO2e/MWh)
•	Energy mix of electricity generation exposure (WIB only)	•	75% renewable versus 25% non-renewable
Mining and coal exposure
•	Mining (TCE)	•	$10.3 billion mining exposure representing 0.95% of Group TCE
•	Coal mining (metallurgical and thermal) (TCE)[1]	•	$0.7 billion coal mining exposure representing 0.06% of Group TCE
•	Thermal coal mining exposure as % of coal mining (WIB only)	•	61%
•	Thermal coal mining lending portfolio quality thresholds (kCal/kg)	•	Existing projects > 5,700 kCal/kg – Compliant New projects > 6,300 kCal/Kg - Compliant
Direct footprint[1]
•	Total Scope 1 and 2 emissions (tCO2e)	•	121,168 tCO2e - an annual reduction of 5.6% towards 2020 target of 9% (2016 baseline)
•	Total Scope 3 emissions (tCO2e)[2]	•	87,262tCO2e
•	Carbon neutral operations	•	Carbon neutrality maintained
•	Commitment to 100% renewable energy	•	Committed to source 100% global electricity consumption through renewable energy sources by 2025
Climate change portfolio resilience
•	Transition risk – 1.5-degree scenario	•	Approximately 2.3% of current Business and Institutional lending exposed to sectors which by 2030 are likely to experience higher risk in a transition to a 1.5-degree economy
•	Transition risk – 2-degree scenario	•	Approximately 0.9% of current Business and Institutional lending exposed to sectors which by 2030 are likely to experience higher risk in a transition to a 2-degree economy
•	Physical risk – 4-degree scenario	•	Approximately 1.6% of current Australian mortgage portfolio in postcodes which by 2050 are likely to be exposed to higher physical risks under a 4-degrees scenario

1.	Metrics updated annually. Data as at 30 June 2019.
2.	2019 figure restated to reflect methodology update in First Half 2020.

46	2020 Interim Financial Results

Divisional results

3.0	Divisional results

Cash earnings policy

The accounting standard AASB 8 Operating Segments requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing financial performance, including divisional results, Westpac Group uses a measure of performance referred to as ‘cash earnings’. Cash earnings is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore considered in assessing distributions, including dividends. Cash earnings is neither a measure of cash flow nor net profit determined on a cash accounting basis, as it includes both cash and non-cash adjustments to statutory net profit.

Management believes this allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

To determine cash earnings, three categories of adjustments are made to reported results:

•	Material items that key decision makers at the Westpac Group believe do not reflect the Group’s operating performance;
•	Some items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and
•	Accounting reclassifications between individual line items that do not impact reported results.

The guidance provided in Australian Securities and Investments Commission (ASIC) Regulatory Guide 230 has been followed when presenting this information.

In presenting divisional results on a management reporting basis, internal charges and transfer pricing adjustments are included in the performance of each division reflecting the management structure rather than the legal entity (these results cannot be compared to results for individual legal entities). Where management reporting structures or accounting classifications have changed, financial results for comparative periods have been revised and may differ from results previously reported.

Our internal transfer pricing frameworks facilitate risk transfer, profitability measurement, capital allocation and business unit alignment, tailored to the jurisdictions in which we operate. Transfer pricing allows us to measure the relative contribution of our products and divisions to the Group’s net interest margin and other dimensions of performance. Key components of our transfer pricing frameworks are funds transfer pricing for interest rate and liquidity risk, and allocation of basis and contingent liquidity costs, including capital allocation

In First Half 2020, Westpac restated divisional income statement and balance sheet for the re-alignment of customers between Consumer and Business.

The discussion of our divisional results and certain data in Sections 3 and 5 are presented on a cash earnings basis, unless otherwise stated. Cash earnings are not directly comparable to statutory results presented in other parts of this Results Announcement.

2020 Interim Financial Results	47

Divisional results

Impact of estimated customer refunds, payments, associated costs and litigation, and costs associated with AUSTRAC proceedings including a provision for a potential penalty, and the restructuring of the Wealth business

The table below shows the impact of estimated customer refunds, payments, associated costs and litigation, and costs associated with AUSTRAC proceedings including a provision for a potential penalty, and the restructuring of the Wealth business on the divisions in First Half 2020 and Second Half 2019. These items are discussed further in Note 14 of the 2020 Interim Financial Report.

$m	Consumer	Business	Westpac Institutional Bank	Westpac New Zealand (A$)	Group Businesses	Group
Half Year March 2020
Net interest income	5	(107)	-	(4)	-	(106)
Non-interest income	-	(2)	-	(3)	(126)	(131)
Operating expenses	-	(32)	-	-	(1,158)	(1,190)
Profit before impairment charges and income tax expense	5	(141)	-	(7)	(1,284)	(1,427)
Tax and non-controlling interests	(2)	42	-	2	100	142
Cash earnings	3	(99)	-	(5)	(1,184)	(1,285)
Half Year Sept 2019
Net interest income	(38)	(81)	-	(13)	-	(132)
Non-interest income	(2)	(23)	-	(4)	(191)	(220)
Operating expenses	(6)	(67)	-	(15)	(99)	(187)
Profit before impairment charges and income tax expense	(46)	(171)	-	(32)	(290)	(539)
Tax and non-controlling interests	15	52	-	9	86	162
Cash earnings	(31)	(119)	-	(23)	(204)	(377)
Half Year March 2019
Net interest income	(47)	(165)	-	-	-	(212)
Non-interest income	-	(32)	-	-	(568)	(600)
Operating expenses	31	(20)	-	-	(285)	(274)
Profit before impairment charges and income tax expense	(16)	(217)	-	-	(853)	(1,086)
Tax and non-controlling interests	14	66	-	-	253	333
Cash earnings	(2)	(151)	-	-	(600)	(753)

48	2020 Interim Financial Results

Divisional results

3.1	Consumer

Consumer is responsible for sales and service to consumer customers in Australia. Consumer is also responsible for the Group’s insurance business which covers the manufacture and distribution of life, general and lenders mortgage insurances. The division also uses a third party to manufacture certain general insurance products.

Banking products are provided under the Westpac, St.George, BankSA, Bank of Melbourne, and RAMS brands, while insurance products are provided under Westpac and BT brands. Consumer works with Business and WIB in the sales, service, and referral of certain financial services and products including superannuation, platforms, auto lending and foreign exchange. The revenue from these products is mostly retained by the product originators.

	Half Year	Half Year	Half Year	% Mov’t
$m	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Net interest income	4,177	4,094	3,915	2	7
Non-interest income	313	584	554	(46)	(44)
Net operating income before operating expenses and impairment charges	4,490	4,678	4,469	(4)	-
Operating expenses	(2,024)	(1,901)	(1,867)	6	8
Profit before impairment charges and income tax	2,466	2,777	2,602	(11)	(5)
Impairment charges	(448)	(317)	(272)	41	65
Profit before income tax	2,018	2,460	2,330	(18)	(13)
Income tax expense and non-controlling interests (NCI)	(608)	(737)	(694)	(18)	(12)
Cash earnings	1,410	1,723	1,636	(18)	(14)
Cash earnings adjustments	-	-	-	-	-
Net profit after tax	1,410	1,723	1,636	(18)	(14)
Cash earnings	1,410	1,723	1,636	(18)	(14)
Add back estimated customer refunds, payments, associated costs and litigation	(3)	31	2	large	large
Cash earnings excluding estimated customer refunds, payments, associated costs and litigation	1,407	1,754	1,638	(20)	(14)
Operating expenses to net operating income ratio (cash earnings basis)	45.08%	40.64%	41.78%	large	330 bps

	As at	As at	As at	% Mov’t
$bn	31 March 2020	30 Sept 2019	31 March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Customer deposits
Term deposits	53.4	59.9	65.4	(11)	(18)
Other	157.4	150.7	141.8	4	11
Total customer deposits	210.8	210.6	207.2	-	2
Net loans
Mortgages	378.6	381.1	379.0	(1)	-
Other	11.8	12.5	13.3	(6)	(11)
Provisions	(1.6)	(1.5)	(1.5)	7	7
Total net loans	388.8	392.1	390.8	(1)	(1)
Total assets	400.4	402.9	401.5	(1)	-

2020 Interim Financial Results	49

Divisional results

Cash earnings excluding estimated customer refunds, payments, associated costs and litigation

	Half Year	Half Year	Half Year	% Mov’t
$m	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Banking	1,463	1,626	1,541	(10)	(5)
Insurance - Life insurance	(19)	41	77	large	large
Insurance - General insurance	(41)	62	-	large	-
Insurance - Lenders mortgage insurance	10	13	10	(23)	-
Capital and other	(6)	12	10	large	large
Total insurance (including capital and other)	(56)	128	97	large	large
Total cash earnings (ex estimated customer refunds, payments, associated costs and litigation)	1,407	1,754	1,638	(20)	(14)

Insurance key metrics

	Half Year	Half Year	Half Year	% Mov’t
	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Life Insurance in-force premiums ($m)
Balance as at beginning of period	1,212	1,259	1,277	(4)	(5)
Sales / New Business	67	33	55	103	22
Lapses	(71)	(80)	(73)	(11)	(3)
Balance as at end of period[1]	1,208	1,212	1,259	-	(4)
Claims ratios[2] for Insurance Business (%)
Life insurance	54	53	48	1	large
General insurance	107	43	81	large	large
Lenders mortgage insurance	15	16	25	(1)	large
Gross written premiums ($m)
General insurance gross written premium	273	279	259	(2)	5
Lenders mortgage insurance gross written premium[3]	89	84	76	6	17

1.	The life insurance in-force premium is comprised of:
Retail for as at 31 March 2020 of $949 million (as at 30 September 2019: $960 million; as at 31 March 2019: $979 million); and Group Life Insurance as at 31 March 2020 of $259 million (as at 30 September 2019: $252 million; as at 31 March 2019: $280 million).
2.	Claims ratios are claims over earned premium plus reinsurance rebate. The lenders mortgage insurance claims ratios have been calculated to include exchange commission.
3.	LMI gross written premium includes loans >90% LVR reinsured with Arch Reinsurance Limited. First half March 2020 gross written premiums include $63 million from the arrangement (Second half 2019: $56 million; First Half 2019: $52 million).

50	2020 Interim Financial Results

Divisional results

Financial performance

First Half 2020 – Second Half 2019

Cash earnings of $1,410 million were $313 million (or 18%) lower than Second Half 2019 from an increase in insurance claims associated with bushfires and severe weather events, the write-down of certain assets and higher impairment charges.

Net interest income up $83m, 2%	•	Loans were down 1% (or $3.3 billion) from lower new flows and increased run-off in mortgages. Personal lending was also lower across both cards and personal loans;
	•	Deposits were little changed over the half, with lower term deposit balances largely offset by a 5% rise in at call accounts, particularly transaction accounts; and
	•	Net interest margin was 7 basis points higher, (5 basis points excluding the impact of estimated customer refunds and payments) from the timing of the mortgage repricing (this benefit was partly offset by elevated retention pricing, switching from interest only (I/O) to principal and interest lending and lower spreads on new mortgages). Deposit spreads were lower from the further reduction in interest rates.
Non-interest	•	Non-interest income was lower from:
income down $271m, 46%		–	General insurance claims of $140 million for bushfires and severe weather events. There were no severe weather events in Second Half 2019;
		–	A $97 million write-off of deferred acquisition costs (DAC) relating to changes to the provision of group life insurance; and
		–	Lower credit card and debit card revenue also contributed to the reduction.
Expenses	•	Expenses increased from:
up $123m, 6%		–	Write-down of certain assets following a detailed review, including capitalised software, property, equipment and leasehold improvements, totalling $66 million;
		–	Increased costs associated with the roll-out of the Customer Service Hub;
		–	Higher spending on risk, regulatory and compliance programs; and
		–	Cost increases from annual salary reviews and inflation were offset by productivity benefits primarily from organisational redesign, rationalisation of a further 24 branches in First Half 2020, and further use of digital channels.
Impairment charges up $131m, 41%	•	Mortgage 90+ day delinquencies of 0.94% were up 4 basis points since September 2019 (0.90%). Other consumer 90+ day delinquencies of 1.96%, up 21 basis points over the half, with most of the increase due to reduced collections capacity from COVID-19 impacts. Portfolio contraction also contributed to the increase; and
	•	Impairment charges were higher, mostly reflecting COVID-19 impacts. These resulted in changes to the base case economic forecasts and increasing the weight applied to the downside economic scenario used in AASB 9 provision models, and an increase in the overlay provision for other personal lending.

2020 Interim Financial Results	51

Divisional results

Financial performance

First Half 2020 – First Half 2019

Cash earnings of $1,410 million were $226 million (or 14%) lower than First Half 2019 from an increase in insurance claims associated with bushfires and severe weather events, the write-down of certain assets and higher impairment charges.

Net interest income up $262m, 7%	•	Loans were down $2.0 billion over the year, mostly in credit cards and personal lending (down $1.4 billion) as customers sought to use other forms of short term finance;
	•	Deposits increased 2% (or $3.6 billion), with higher transaction account balances, including mortgage offset accounts partially offset by lower term deposit balances;
	•	The deposit to loan ratio of 54.2% increased 120 basis points over the year; and
	•	Net interest margin was 14 basis points higher (or 11 basis points excluding the impact of estimated customer refunds and payments), from the timing of the mortgage repricing (this benefit was partly offset by elevated retention pricing, switching from I/O to principal and interest lending and lower spreads on new mortgages). Deposit spreads were lower from the further reduction in interest rates.
Non-interest	•	Non-interest income was lower from:
income down $241m, 44%		–	A reduction in life insurance income (down $130 million) from the $97 million DAC write-off reflecting changes to group life insurance and the impact of Protecting Your Super legislation;
		–	A $68 million increase in general insurance claims primarily from bushfires and severe weather events; and
		–	Lower cards fee income consistent with the lower balances also contributed to the decline.
Expenses up $157m, 8%	•	First Half 2019 benefited from a provision release related to costs associated with estimated customer refunds and payments and litigation of $31 million. Excluding the impact of this, expenses were up $126 million, or 7% due to:
		–	Write-down of certain assets following a detailed review including capitalised software, property, equipment and leasehold improvements totalling $66 million;
		–	Increased costs associated with the roll-out of the Customer Service Hub, risk and compliance programs; and
		–	Higher costs associated with annual salary reviews, and inflation were offset by structural productivity benefits including the full period impact of the 57 branches closed in 2019.
Impairment charges up $176m, 65%	•	Mortgage 90+ day delinquencies of 0.94% were up 10 basis points since March 2019 (0.84%). Other consumer 90+ day delinquencies of 1.96%, up 29 basis points over the year, with most of the increase due to reduced collections capacity related to COVID-19 impacts. Portfolio contraction also contributed to the increase; and
	•	Impairment charges were higher, mostly reflecting COVID-19 impacts. These resulted in changes to the base case economic forecasts and increasing the weight applied to the downside economic scenario used in AASB 9 provision models and an increase in the overlay provision for other personal lending. The increase in 90+ day delinquencies also contributed to the increase.

2

52	2020 Interim Financial Results

Divisional results

3.2	Business

Business provides business banking and wealth facilities and products for customers across Australia. Business is responsible for manufacturing and distributing facilities to SME and Commercial business customers (including Agribusiness) generally for up to $200 million in exposure. SME customers include relationship managed and non-relationship managed SME customers. The division offers a wide range of banking products and services to support their borrowing, payments and transaction needs. In addition, specialist services are provided for cash flow finance, trade finance, automotive and equipment finance and property finance. The division is also responsible for Private Wealth and the manufacture and distribution of investments (including margin lending and equities broking), superannuation and retirement products as well as wealth administration platforms. Business operates under the Westpac, St.George, BankSA, Bank of Melbourne, and BT brands. Business works with Consumer and WIB in the sale, referral and service of select financial services and risk management products (including corporate superannuation, foreign exchange and interest rate hedging). The revenue from these products is mostly retained by the product originators.

	Half Year	Half Year	Half Year	% Mov’t
$m	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Net interest income	2,438	2,538	2,487	(4)	(2)
Non-interest income	706	721	746	(2)	(5)
Net operating income before operating expenses and impairment charges	3,144	3,259	3,233	(4)	(3)
Operating expenses	(1,468)	(1,460)	(1,394)	1	5
Profit before impairment charges and income tax	1,676	1,799	1,839	(7)	(9)
Impairment charges	(805)	(194)	(70)	large	large
Profit before income tax	871	1,605	1,769	(46)	(51)
Income tax expense and NCI	(267)	(483)	(531)	(45)	(50)
Cash earnings	604	1,122	1,238	(46)	(51)
Cash earnings adjustments	(63)	(40)	(5)	58	large
Net profit after tax	541	1,082	1,233	(50)	(56)
Cash earnings	604	1,122	1,238	(46)	(51)
Add back estimated customer refunds, payments, associated costs and litigation	99	119	151	(17)	(34)
Cash earnings excluding estimated customer refunds, payments, associated costs and litigation	703	1,241	1,389	(43)	(49)
Operating expenses to net operating income ratio (cash earnings basis)	46.69%	44.80%	43.12%	189 bps	357 bps
Cash earnings excluding estimated customer refunds, payments, associated costs and litigation
Banking (including Private Wealth)	647	1,134	1,249	(43)	(48)
Super, Investments, Platforms and Other[1]	56	107	140	(48)	(60)
Total cash earnings excluding estimated customer refunds, payments, associated costs and litigation	703	1,241	1,389	(43)	(49)

	As at	As at	As at	% Mov’t
$bn	31 March 2020	30 Sept 2019	31 March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Customer deposits
Term deposits	56.2	62.1	64.1	(10)	(12)
Other	90.8	84.4	77.2	8	18
Total customer deposits	147.0	146.5	141.3	-	4
Net loans
Mortgages	67.0	68.2	68.5	(2)	(2)
Business	92.8	93.4	91.7	(1)	1
Other	8.5	9.3	9.8	(9)	(13)
Provisions	(2.1)	(1.5)	(1.4)	40	50
Total net loans	166.2	169.4	168.6	(2)	(1)
Total assets	174.0	183.8	182.9	(5)	(5)

1.	Includes capital and other.

2020 Interim Financial Results	53

Divisional results

Financial performance

First Half 2020 – Second Half 2019

Cash earnings of $604 million were $518 million (or 46%) lower than Second Half 2019. Excluding estimated customer refunds, payments, associated costs and litigation cash earnings were $538 million (or 43%) lower mostly from higher impairment charges related to changes in the economic outlook linked to the impact of COVID-19. Lower net interest margin and wealth income also contributed to the decline.

Net interest income down $100m, 4%	•	Loans were 2% (or $3.2 billion) lower over the half, driven by a 2% (or $1.2 billion) reduction in mortgages (mostly investment lending), lower business lending (down 1%, or $0.6 billion) and lower Auto lending (down 6% or $0.4 billion) consistent with lower new car sales. Increased provisions also contributed to the decline in net loans;
	•	Deposits were $0.5 billion higher, with a 9% rise in transaction balances and an increase in savings balances partially offset by a decline in term deposits given a growing preference to hold more funds at call; and
	•	Net interest margin was 9 basis points lower, (down 4 basis points excluding estimated customer refunds and payments). The lower margin was mostly from reduced deposit spreads impacted by low interest rates, partly offset by a repricing of mortgage and business loans and the changing mix of deposits.
Non-interest income down $15m, 2%	•	Estimated customer refunds and payments in First Half 2020 were $21 million lower than Second Half 2019. Excluding these, non-interest income was down $36 million (or 5%) due to:
		–	Margin compression from platform pricing changes, product migration to lower margin super products and the full period impact of changes linked to Protecting Your Super legislation;
		–	Lower Platforms revenue, from lower interest rates on cash duration managed balances; and
		–	Partly offset by higher merchant income.
Expenses up $8m, 1%	•	Costs associated with estimated customer refunds and payment and litigation in First Half 2020 were $35 million lower than Second Half 2019. Excluding these, expenses were $43 million (or 3%) higher mostly from the write-down of certain assets, including some of the capitalised software balance of Panorama. Excluding these items, expenses were relatively flat as increased spending on risk, regulatory and compliance programs and other technology projects were offset by productivity including operating model simplification.
Impairment charges up $611m, large	•	The level of stressed exposures to TCE increased 26 basis points to 3.02% from the Commercial portfolio, mostly from an increase in watchlist and substandard; and
	•	Impairment charges were higher, reflecting COVID-19 impacts. These resulted in changes to the base case economic forecasts and increasing the weight applied to the downside economic scenario used in AASB 9 provision models and an overlay associated with Auto loans. Individually assessed provisions also increased $40 million, largely from a number of single name large exposures.

54	2020 Interim Financial Results

Divisional results

First Half 2020 – First Half 2019

Cash earnings of $604 million were $634 million (or 51%) lower than First Half 2019. Excluding estimated customer refunds, payments, associated costs and litigation, cash earnings were $686 million or 49% lower mostly from an increase in impairment charges linked to the impact of COVID-19. Reduced net interest margins, lower wealth revenue, and increased risk, regulatory and compliance costs also contributed to the decline in cash earnings.

Net interest income down $49m, 2%	•	Loans were 1% (or $2.4 billion) lower over the year, with growth in business lending offset by a 2% reduction in mortgages (mostly investment loans) and lower Auto lending;
	•	Deposits increased 4% (or $5.7 billion) mostly in transaction and at call balances. These gains were partly offset by a 12% decline in term deposits. Term deposits were lower from a customer preference to retain funds in at call accounts; and
	•	Net interest margin decreased 5 basis points, however, excluding the impact of lower estimated customer refunds and payments ($58 million), net interest margin declined 11 basis points. The lower margin was mostly from reduced deposit spreads impacted by low interest rates partly offset by a repricing of mortgage and business loans and the changing mix of deposits.
Non-interest income down $40m, 5%	•	Estimated customer refunds and payments in First Half 2020 were $30 million lower than First Half 2019. Excluding this, non-interest income was down $70 million (or 9%) mostly due to:
		–	Margin compression from platform pricing changes, product migration to lower margin super products, and implementation of Protecting Your Super legislation; and
		–	Platforms income was also lower from the impact of low interest rates on cash balances.
Expenses up $74m, 5%	•	Costs associated with estimated customer refunds and payments and litigation in First Half 2020 were $12 million higher than First Half 2019. Excluding this, expenses were up $62 million, or 5% due to:
		–	The write-down of certain assets, including a reduction in the capitalised value of Panorama; and
		–	Higher costs of regulatory, risk and compliance programs (including financial crime) and software amortisation were partly offset by productivity including operating model simplification.
Impairment charges up $735m, large	•	The level of stressed exposures increased 55 basis points to 3.02% from an increase across Commercial, mostly in the watchlist and substandard categories. The higher stress was mostly in retail trade, including motor vehicle retailers, and commercial property; and
	•	Increased impairment charges mostly reflecting COVID-19 impacts on collectively assessed provisions ($691 million). Individually assessed provisions also increased $40 million, largely from a number of single name large exposures.

2020 Interim Financial Results	55

Divisional results

3.3	Westpac Institutional Bank (WIB)

Westpac Institutional Bank (WIB) delivers a broad range of financial products and services to corporate, institutional and government customers operating in, or with connections to, Australia and New Zealand. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in financing, transactional banking, and financial and debt capital markets. Customers are supported throughout Australia and via branches and subsidiaries located in New Zealand, the US, UK and Asia. WIB is also responsible for Westpac Pacific providing a full range of banking services in Fiji and PNG. WIB works with all the Group’s divisions in the provision of markets related financial needs including foreign exchange and fixed interest solutions.

	Half Year	Half Year	Half Year	% Mov’t
$m	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Net interest income	655	700	743	(6)	(12)
Non-interest income	603	610	682	(1)	(12)
Net operating income before operating expenses and impairment charges	1,258	1,310	1,425	(4)	(12)
Operating expenses	(654)	(631)	(653)	4	-
Profit before impairment charges and income tax	604	679	772	(11)	(22)
Impairment charges	(315)	(31)	(15)	large	large
Profit before income tax	289	648	757	(55)	(62)
Income tax expense and NCI	(114)	(178)	(213)	(36)	(46)
Cash earnings	175	470	544	(63)	(68)
Cash earnings adjustments	-	-	-	-	-
Net profit after tax	175	470	544	(63)	(68)

Operating expenses to net operating income ratio (cash earnings basis)	51.99%	48.17%	45.82%	382 bps	large

	As at	As at	As at	% Mov’t
$bn	31 March 2020	30 Sept 2019	31 March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Customer deposits	112.5	101.3	95.7	11	18
Net loans
Loans	80.8	75.6	76.7	7	5
Provisions	(0.4)	(0.2)	(0.2)	100	100
Total net loans	80.4	75.4	76.5	7	5
Total assets	112.8	98.0	99.8	15.0	13.0

Revenue contribution

	Half Year	Half Year	Half Year	% Mov’t
$m	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Lending and deposit revenue	767	801	848	(4)	(10)
Markets, sales and fee income	433	445	458	(3)	(5)
Total customer revenue	1,200	1,246	1,306	(4)	(8)
Derivative valuation adjustments	(93)	(53)	(11)	75	large
Trading revenue	174	114	126	53	38
Other[1]	(23)	3	4	large	large
Total WIB revenue	1,258	1,310	1,425	(4)	(12)

1.	Includes capital benefit and the Bank Levy.

56	2020 Interim Financial Results

Divisional results

Financial performance

First Half 2020 – Second Half 2019

Cash earnings of $175 million were $295 million (or 63%) lower than Second Half 2019. The reduction was mostly from an increase in impairment charges reflecting changes in economic conditions from the impact of COVID-19. Lower net interest margin and higher expenses also contributed to the decline in cash earnings.

Net interest income down $45m, 6%	•	Net loans increased 7% (or $5.0 billion) with most of the increase occurring late in the half as customers sought to strengthen their liquidity and working capital requirements in response to the COVID-19 crisis by utilising existing facilities. FX movements (from a weaker A$) added $1.5 billion to lending in the half;
	•	Deposits were up 11% (or $11.2 billion) primarily from higher at call balances as customers increased liquidity in response to COVID-19 impacts. FX movements contributed $1.3 billion to the increase. This was partly offset by lower term deposits, reflecting customer preference for readily available funds; and
	•	Net interest margin was down 11 basis points, with lower interest rates reducing deposit spreads. Lower Markets income and lower returns on capital also contributed to the decline in net interest margin.
Non-interest income	•	A $40 million increase in the charge for derivative valuation adjustments primarily due to widening credit spreads towards the end of the half;
down $7m, 1%	•	Customer markets income was down from lower fixed income sales; partly offset by
	•	Higher non-customer Markets income across FX and commodities.
Expenses up $23m, 4%	•	Expenses increased mostly from higher technology costs and increased spending on risk, regulatory and compliance programs; and
	•	Cost increases from annual salary reviews and inflation were largely offset by productivity benefits from organisational redesign.
Impairment charges	•	Stressed exposures to TCE of 1.18%, up 50 basis points compared to September 2019; and
up $284m, large	•	Impairment charges were higher, reflecting COVID-19 impacts. These resulted in changes to the base case economic forecasts and increasing the weight applied to the downside economic scenario used in AASB 9 provision models. The downgrade of a number of facilities to impaired in First Half 2020 also contributed to an increase in individually assessed provisions. This was partly offset by higher write-backs and recoveries.

First Half 2020 – First Half 2019

Cash earnings of $175 million were $369 million (or 68%) lower than First Half 2019, primarily from higher impairment charges and a 12% decline in operating income. An $82 million increase in the charge for derivative valuation adjustments and a 14 basis point decline in net interest margin were the key drivers of the lower operating income.

Net interest income down $88m, 12%	•	Net loans increased 5% (or $3.9 billion) with around half of the increase ($2.2 billion) due to FX translation impacts. Increased utilisation of existing facilities to support customers’ liquidity and working capital requirements arising from economic impact of COVID-19 contributed to the remaining increase;
	•	Deposits increased 18% (or $16.8 billion) primarily from higher government deposits and at call balances. FX translation impacts contributed $1.7 billion to the increase. This was partly offset by lower term deposits, reflecting customer preference for readily available funds; and
	•	Net interest margin down 14 basis points, with the low interest rate environment reducing deposit spreads. This was partly offset by higher loan spreads from disciplined pricing.
Non-interest income	•	Higher charge on derivative valuation adjustments ($93 million charge in First Half 2020 compared to $11 million charge in First Half 2019);
down $79m, 12%	•	Reduced syndication fees with First Half 2019 including several large transactions; partly offset by
	•	Higher non-customer Markets income across FX and commodities.
Expenses up $1m, flat	•	Productivity benefits from organisational redesign (with FTE down 6% over the year) and lower variable remuneration costs were largely offset by higher regulatory, risk and compliance costs.
Impairment charges	•	Stressed exposures to TCE of 1.18%, up 55 basis points compared to March 2019; and
up $300m, large	•	Increased impairment charges mostly reflecting COVID-19 impacts on collectively assessed provisions ($156 million) and from the downgrade of a number of facilities.

2020 Interim Financial Results	57

Divisional results

3.4	Westpac New Zealand

Westpac New Zealand is responsible for sales and service of banking, wealth and insurance products for consumer, business and institutional customers in New Zealand. Westpac conducts its New Zealand banking business through two banks: Westpac New Zealand Limited, which is incorporated in New Zealand, and Westpac Banking Corporation (New Zealand Branch), which is incorporated in Australia. Westpac New Zealand operates via an extensive network of branches and ATMs across both the North and South Islands. Business and institutional customers are also served through relationship and specialist product teams. Banking products are provided under the Westpac brand while insurance and wealth products are provided under Westpac Life and BT brands, respectively. New Zealand also maintains its own infrastructure, including technology, operations and treasury.

	Half Year	Half Year	Half Year	% Mov’t
NZ$m	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Net interest income	987	967	1,000	2	(1)
Non-interest income	175	200	248	(13)	(29)
Net operating income before operating expenses and impairment charges	1,162	1,167	1,248	-	(7)
Operating expenses	(541)	(513)	(480)	5	13
Profit before impairment charges and income tax	621	654	768	(5)	(19)
Impairment (charges)/benefits	(211)	24	(14)	large	large
Profit before income tax	410	678	754	(40)	(46)
Income tax expense and NCI	(115)	(191)	(199)	(40)	(42)
Cash earnings	295	487	555	(39)	(47)
Cash earnings adjustments	12	5	(6)	140	large
Net profit after tax	307	492	549	(38)	(44)

Cash earnings	295	487	555	(39)	(47)
Add back estimated customer refunds, payments, associated costs and litigation	5	24	-	(79)	-
Cash earnings excluding estimated customer refunds, payments, associated costs and litigation	300	511	555	(41)	(46)

Operating expenses to net operating income ratio (cash earnings basis)	46.56%	43.96%	38.46%	260 bps	large

	As at	As at	As at	% Mov’t
NZ$bn	31 March 2020	30 Sept 2019	31 March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Customer deposits
Term deposits	32.8	33.5	33.3	(2)	(2)
Other	36.3	31.0	30.9	17	17
Total customer deposits	69.1	64.5	64.2	7	8
Net loans
Mortgages	53.3	51.5	49.6	3	7
Business	32.5	31.1	30.9	5	5
Other	1.7	1.9	2.0	(11)	(15)
Provisions	(0.5)	(0.3)	(0.4)	67	25
Total net loans	87.0	84.2	82.1	3	6
Total assets	105.0	97.1	93.4	8	12

58	2020 Interim Financial Results

Divisional results

Financial performance (NZ$)

First Half 2020 – Second Half 2019

Cash earnings of $295 million were $192 million (or 39%) lower than Second Half 2019. The decline was due to higher impairment charges, lower non-interest income from further fee simplification initiatives and a 5% increase in expenses mostly from higher risk, regulatory and compliance costs.

Net interest income up $20m, 2%	•	Loans were 3% (or $2.8 billion) higher over the half, from a $1.8 billion increase in mortgages. Business lending increased $1.4 billion, with growth across a range of segments;
	•	Deposits increased 7% (or $4.6 billion) supported by growth in transaction accounts, with consumer balances up $1.6 billion, and business balances up $3.7 billion. Term deposits were lower from customer preference to retain funds in at call accounts; and
	•	Net interest margin was 3 basis points lower, (down 5 basis points excluding estimated customer refunds and payments). Excluding estimated customer refunds and payments, the decline in margins was mostly due to further reductions in interest rates which reduced deposit spreads. This was partly offset by improved spreads on fixed rate mortgages and some repricing of business loans.
Non-interest income	•	Most of the decline in non-interest income was due to further fee simplification initiatives; and
down $25m, 13%	•	Investment, insurance and cards income were also lower.
Expenses up $28m, 5%	•	Excluding the impact of costs associated with estimated customer refunds and payments and litigation ($16 million lower in First Half 2020), expenses increased $44 million (or 9%);
	•	Most of this was from increased spending on risk, regulatory and compliance programs (including BS11 outsourcing) and increased restructuring expenses; and
	•	Salary increases and other inflationary rises were offset by productivity benefits.
Impairment charge of $211m compared to	•	Stressed exposures to TCE decreased 2 basis points to 1.64%, COVID-19 is expected to lead to a deterioration in asset quality as both consumers and businesses face additional stress;
an impairment benefit of $24m	•	During 2019, the methodology for reporting hardship was aligned to APRA definition which has impacted delinquencies. These changes increased other consumer 90+ day delinquencies by 77 basis points and mortgage 90+ day delinquencies by 14 basis points. Excluding the impact of these changes, other consumer 90+ day delinquencies increased 37 basis points and mortgage 90+ day delinquencies increased 3 basis point; and
	•	Impairment charges were higher, reflecting expected COVID-19 impacts. These included changes to the base case economic forecasts and increasing the weight applied to the downside economic scenario used in provision models. New individually assessed provisions for two large exposures also contributed to the increase.

First Half 2020 – First Half 2019

Cash earnings of $295 million were $260 million (or 47%) lower than First Half 2019. Excluding a gain on the sale of an asset in First Half 2019 ($40 million post-tax), cash earnings were $220 million (or 40%) lower. The decline was due to higher impairment charges, lower net interest margins, a decline in fee income and increased risk, regulatory and compliance costs.

Net interest income down $13m, 1%	•	Loans were 6% (or $4.9 billion) higher over the year. Mortgages increased $3.7 billion (7%) with the majority of the growth in fixed rate mortgages. Business lending increased $1.6 billion (or 5%), with growth across a range of segments;
	•	Deposits increased 8% (or $4.9 billion) supported by growth in transaction accounts (up $5.4 billion). Term deposits declined reflecting customer preference to maintain balances at call; and
	•	Net interest margin decreased 17 basis points, mostly from reduced deposit spreads reflecting the low interest rate environment. The change in lending mix also contributed to lower margins. The decline was partly offset by repricing of housing and business loans.
Non-interest income down $73m, 29%	•	First Half 2019 included a $40 million gain on the sale of Paymark. Excluding this, non-interest income was down $33 million or 13% mostly due to fee simplification initiatives; and
	•	Investment, insurance and cards income were also lower.
Expenses up $61m, 13%	•	Increased spending on risk, regulatory and compliance programs (including BS11 outsourcing) along with higher restructuring expenses; and
	•	Salary increases and other inflationary rises also contributed to the increase.
Impairment charges	•	Stressed exposures to TCE increased 7 basis points to 1.64% over the year;
up $197m, large	•	Other consumer 90+ day delinquencies increased 57 basis points to 1.59% from changes in the methodology for reporting hardship. Mortgage 90+ days delinquencies increased 13 basis points also from methodology changes noted above; and
	•	Impairment charges were higher, reflecting COVID-19 impacts. These included changes to the base case economic forecasts and increasing the weight applied to the downside economic scenario used in provision models. New individually assessed provisions for two large exposures also contributed to the increase.

2020 Interim Financial Results	59

Divisional results

3.4.1	Westpac New Zealand division performance (A$ Equivalent)

Results have been translated into Australian dollars (A$) at the average exchange rates for each reporting period, First Half 2020: $1.0493 (Second Half 2019: $1.0565; First Half 2019: $1.0584). Unless otherwise stated, assets and liabilities have been translated at spot rates as at the end of the period, First Half 2020: $1.0264 (Second Half 2019: $1.0790; First Half 2019: $1.0439).

	Half Year	Half Year	Half Year	% Mov’t
$m	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Net interest income	940	915	945	3	(1)
Non-interest income	167	189	234	(12)	(29)
Net operating income before operating expenses and impairment charges	1,107	1,104	1,179	-	(6)
Operating expenses	(516)	(486)	(453)	6	14
Profit before impairment charges and income tax	591	618	726	(4)	(19)
Impairment (charges)/benefits	(200)	24	(14)	large	large
Profit before income tax	391	642	712	(39)	(45)
Income tax expense and NCI	(110)	(181)	(188)	(39)	(41)
Cash earnings	281	461	524	(39)	(46)
Cash earnings adjustments	11	4	(5)	175	large
Net profit after tax	292	465	519	(37)	(44)
Cash earnings	281	461	524	(39)	(46)
Add back estimated customer refunds, payments, associated costs and litigation	5	23	-	(78)	-
Cash earnings excluding estimated customer refunds, payments, associated costs and litigation	286	484	524	(41)	(45)
Operating expenses to net operating income ratio[1] (cash earnings basis)	46.56%	43.96%	38.46%	260 bps	large

	As at	As at	As at	% Mov’t
$bn	31 March 2020	30 Sept 2019	31 March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Customer deposits	67.3	59.7	61.5	13	9
Net loans	84.8	78.0	78.6	9	8
Total assets	102.3	90.0	89.5	14	14
Total funds	10.6	10.7	10.4	(1)	2

1.	Ratios calculated using NZ$.

60	2020 Interim Financial Results

Divisional results

3.5	Group Businesses

This segment comprises:

•	Treasury which is responsible for the management of the Group’s balance sheet including wholesale funding, capital and management of liquidity. Treasury also manages the interest rate risk and foreign exchange risks inherent in the balance sheet, including managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily sourced from managing the Group’s balance sheet and interest rate risk, (excluding Westpac New Zealand) within set risk limits;
•	Group Technology[1], which comprises functions for the Australian businesses, is responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration;
•	Core Support[2], which comprises functions performed centrally, including Australian banking operations, property services, strategy, finance, risk, compliance, legal, human resources, and customer and corporate relations;
•	Following the Group’s decision in March 2019 to restructure its wealth operations and exit its Advice business, the residual Advice operations (including associated remediation) and certain support functions of the former BTFG division have been transferred to Group Businesses; and
•	Group Businesses also includes earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate presentation of performance of the Group’s operating segments, earnings from non-core asset sales, earnings and costs associated with the Group’s Fintech investments, and certain other head office items such as centrally raised provisions.

	Half Year	Half Year	Half Year	% Mov’t
$m	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Net interest income	456	317	299	44	53
Non-interest income	(114)	(116)	(502)	(2)	(77)
Net operating income before operating expenses and impairment charges	342	201	(203)	70	large
Operating expenses	(1,498)	(512)	(674)	193	122
Profit/(loss) before impairment charges and income tax expense	(1,156)	(311)	(877)	large	32
Impairment (charges)/benefits	(470)	57	38	large	large
Profit/(loss) before income tax	(1,626)	(254)	(839)	large	94
Income tax expense and NCI	149	31	193	large	(23)
Cash earnings	(1,477)	(223)	(646)	large	129
Cash earnings adjustments	249	94	(113)	165	large
Net profit/(loss) after tax	(1,228)	(129)	(759)	large	62
Cash earnings	(1,477)	(223)	(646)	large	129
Add back
Costs associated with AUSTRAC proceedings including a provision for a potential penalty	1,027	-	-	-	-
Estimated customer refunds, payments, associated costs and litigation	157	168	464	(7)	(66)
Wealth restructuring	-	36	136	(100)	(100)
Cash earnings excluding costs associated with AUSTRAC proceedings including a provision for a potential penalty, estimated customer refunds, payments, associated costs and litigation, and Wealth restructuring	(293)	(19)	(46)	large	large

Treasury	Half Year	Half Year	Half Year	% Mov’t
$m	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Net interest income	429	273	239	57	79
Non-interest income	(1)	9	(4)	large	(75)
Net operating income before operating expenses and impairment charges	428	282	235	52	82
Cash earnings	273	179	143	53	91
Cash earnings adjustments	222	52	(83)	large	large
Net profit/(loss) after tax	495	231	60	114	large

Treasury Value at Risk (VaR)3

$m	Average	High	Low
Half Year March 2020	46.3	176.7	33.7
Half Year September 2019	35.1	41.1	28.6
Half Year March 2019	26.8	33.6	20.9

1.	Costs are fully allocated to other divisions in the Group.
2.	Costs are partially allocated to other divisions in the Group, with costs attributed to enterprise activity retained in Group Businesses.
3.	VaR includes trading book and banking book exposures. The banking book component includes interest rate risk, credit spread risk in liquid assets and other basis risks as used for internal management purposes.

2020 Interim Financial Results	61

Divisional results

Financial performance

First Half 2020 - Second Half 2019

Group Businesses cash earnings loss of $1,477 million were $1,254 million lower than Second Half 2019. Excluding costs associated with AUSTRAC proceedings including a provision for a potential penalty, estimated customer refunds, payments, associated costs and litigation, and the restructuring of the Wealth business in Second Half 2019, Group Businesses cash earnings were $274 million lower than Second Half 2019 primarily due to $470 million impairment charges partly offset by a higher contribution from Treasury.

Net operating income	•	Higher Treasury revenue related to positioning for interest rate changes; partially offset by
up $141m, 70%	•	Lower assets sales in First Half 2020; and
	•	Lower revenue with the exit of the financial planning.
Expenses up $986m, 193%	•	Costs associated with customer refunds and payments and litigation, estimated costs associated with AUSTRAC proceedings including a provision for a potential penalty, and the restructuring of the Wealth business in Second Half 2019 were $1,059 million higher than Second Half 2019; partially offset by
	•	Lower costs from the exit of the Advice business and lower restructuring costs.
Impairment charges up $527m, large	•	Impairments were a $470 million charge. The movement of $527 million was mainly due to centrally held overlays to reflect the impacts of COVID-19, bushfires and drought.

First Half 2020 - First Half 2019

Group Businesses cash earnings loss of $1,477 million were $831 million higher than the First Half 2020. Excluding costs associated with AUSTRAC proceedings including a provision for a potential penalty, estimated customer refunds, payments, associated costs and litigation, and the restructuring of the Wealth business in First Half 2019, Group Businesses cash earnings were $247 million lower than First Half 2019 primarily due $470 million impairment charges partly offset by a higher contribution from Treasury.

Net operating income	•	Estimated customer refunds and payments were $442 million lower than First Half 2019; and
up $545m, large	•	Higher Treasury revenue related to positioning for interest rate changes; partially offset by
	•	Lower gains on investments and assets sales compared to First Half 2020; and
	•	Lower revenue with the exit of the financial planning.
Expenses up $824m, 122%	•	Costs associated with customer refunds and payments and litigation, costs associated with AUSTRAC proceedings including a provision for a potential penalty, and the restructuring of the Wealth business in First Half 2019 were $873 million higher than First Half 2019; partially offset by
	•	Lower costs from the exit of the Advice business.
Impairment charges up $508m, large	•	Impairments were a $470 million charge. The movement of $508 million was mainly due to centrally held overlays to reflect the impacts of COVID-19, bushfires and drought.

62	2020 Interim Financial Report

Table of contents

4.0	2020 Interim Financial Report
4.1	Directors’ report		63
4.2	Consolidated income statement		92
4.3	Consolidated statement of comprehensive income		93
4.4	Consolidated balance sheet		94
4.5	Consolidated statement of changes in equity		95
4.6	Consolidated cash flow statement		96
4.7	Notes to the consolidated financial statements		97
	Note 1	Financial statements preparation	97
	Note 2	Segment reporting	99
	Note 3	Net interest income	103
	Note 4	Non-interest income	104
	Note 5	Operating expenses	105
	Note 6	Income tax	106
	Note 7	Earnings per share	106
	Note 8	Average balance sheet and interest rates	107
	Note 9	Loans	108
	Note 10	Provisions for expected credit losses	108
	Note 11	Credit quality	113
	Note 12	Deposits and other borrowings	115
	Note 13	Fair values of financial assets and liabilities	116
	Note 14	Provisions, contingent liabilities, contingent assets and credit commitments	121
	Note 15	Shareholders’ equity	127
	Note 16	Notes to the consolidated cash flow statement	129
	Note 17	Subsequent events	130
4.8	Statutory statements		131

2020 Interim Financial Report	63

Directors’ report

4.0	Interim Financial Report 2020

4.1	Directors’ report 1

The Directors of Westpac present their report together with the financial statements of Westpac and its controlled entities (collectively referred to as ‘the Group’) for the half year ended 31 March 2020.

Directors

The names of the Directors of Westpac holding office at any time during, and since the end of, the half year and the period for which each has served as a Director are set out below:

Name	Position
John McFarlane	Director and Chairman Elect since February 2020 and Chairman since April 2020.
Peter King	Managing Director and Acting Chief Executive Officer since December 2019. Chief Executive Officer since April 2020.
Nerida Caesar	Director since September 2017.
Alison Deans	Director since April 2014.
Craig Dunn	Director since June 2015.
Steven Harker	Director since March 2019.
Peter Marriott	Director since June 2013.
Peter Nash	Director since March 2018.
Margaret Seale	Director since March 2019.
Lindsay Maxsted	Retired on 31 March 2020. Chairman from December 2011 and Director from March 2008.
Anita Fung	Retired on 31 March 2020. Director from October 2018.
Ewen Crouch AM	Retired on 12 December 2019. Director from February 2013.
Brian Hartzer	Resigned as Managing Director and Chief Executive Officer in December 2019. Director from February 2015.

Review and results of the Group’s operations during the half year

Net profit attributable to owners of Westpac Banking Corporation for First Half 2020 was $1,190 million, a decrease of $1,983 million or 62% compared to First Half 2019. First Half 2020 included a significant increase in impairment charges due to the expected economic impact of the COVID-19 pandemic, costs associated with AUSTRAC proceedings including a provision for a potential penalty, and the impact of estimated customer refunds, payments, associated costs and litigation, which together reduced net profit before tax by $3,008 million. These items1 are discussed further in Note 10 and Note 14 of the 2020 Interim Financial Report.

Net interest income increased $737 million, compared to First Half 2019 from a 2% increase in average interest-earning assets (mostly from higher liquid assets) and an increase in net interest margin of 12 basis points to 2.21%. The movement in net interest income is attributable to:

•	movements in economic hedges; and
•	a decrease in the charge for estimated customer refunds, payments, associated costs and litigation; partially offset by
•	the impact of lower rates on average interest earning assets exceeding benefits from the decrease in the Group’s funding costs.

In aggregate, non-interest income decreased $112 million compared to First Half 2019 mainly due to:

•	a decrease in net fee income from lower product volumes and exit of the Advice business;
•	a decrease in the valuation of Pendal; and
•	lower asset sales; partially offset by
•	a reduced charge for estimated customer refunds, payments, associated costs and litigation.

Operating expenses increased $1,090 million or 21% compared to First Half 2019. The rise was mainly due to:

•	costs associated with AUSTRAC proceedings including a provision for a potential penalty; and
•	an increase in amortisation and impairment of the Group’s software; partially offset by
•	provisions for Wealth restructuring in the prior period.

Impairment charges were $1,905 million higher compared to First Half 2019 reflecting the rapid deterioration in the economy as a result of the COVID-19 pandemic which has led to a significant increase in the expected credit losses the Group has estimated under AASB9. Asset quality was sound, with stressed exposures as a percentage of total committed exposures at 1.32%, up 22 basis points compared to First Half 2019. Given that COVID-19’s economic impact only escalated in March 2020, these metrics do not fully reflect the more challenging position beginning to emerge across the economy and its impact on customers.

The effective tax rate of 45.5% was higher than the First Half 2019 effective tax rate of 30.3% as the costs associated with AUSTRAC proceedings including a provision for a potential penalty were substantially non deductible.

1.	The impact (before tax) of these items is reflected within the additions/reversal of unutilised provisions line items of the Compliance, regulation and remediation provision, and the restructuring provision in Note 14.

64	2020 Interim Financial Report

Directors’ report

The Board has deferred the decision on determining an interim dividend and no dividend will be paid in June 2020. This was a difficult decision given many retail shareholders rely on our dividends.

Westpac remains well provisioned and capitalised. Nevertheless, the Board recognises the uncertain economic and operating conditions and how these may develop over the next six months. The Board also accepted APRA’s consistent guidance on dividends and being prudent at this point in time. Westpac has kept APRA informed about its stress testing scenarios and capital position. WBC has not received any concerns from APRA on the bank’s capital position. The Board will continue to review dividend options over the course of this year.

Westpac will continue to assess opportunities to improve capital utilisation across the Group. The strategic review of Specialist Businesses will also consider ways to further optimise capital.

A review of the operations and results of the Group and its divisions for the half year ended 31 March 2020 is set out in Section 2 and Section 3 of this Interim Financial Results Announcement and in ‘Risk factors’, which forms part of the Directors’ Report.

Further information about our financial position and financial results is included in the financial statements, which form part of the 2020 Interim Financial Report.

Significant developments

COVID-19 impacts on Westpac

COVID-19 has had a significant impact on Westpac’s operations and many of Westpac’s customers, counterparties and third party suppliers, as well as the broader Australian economy.

In response to COVID-19, a number of laws have been enacted by the Australian Government to help reduce the economic impact of the pandemic including in relation to the $130 billion JobKeeper payment announced on 30 March 2020.

In order to mitigate the spread of the pandemic, the Australian, State and Territory Governments have implemented a range of material restrictions on businesses, venues, travel, movement and gatherings of people. There have also been similar restrictions put in place in other jurisdictions in which the Group operates. Many of these new measures have impacted the operations of Westpac.

In response to the current COVID-19 pandemic, Westpac has provided support to its customers by implementing a range of initiatives, such as lowering interest rates on certain products, waiving certain fees and granting deferrals of mortgage and business loan repayments to customers affected by the COVID-19 pandemic.

Further information on the actual and potential impacts of COVID-19 and the Group’s response are set out in the ‘Performance Overview’ and ‘Risk Factors’ sections of this interim results announcement.

Westpac significant developments

Executive changes

On 2 December 2019, Brian Hartzer stepped down as Chief Executive Officer (CEO) of Westpac with Chief Financial Officer (CFO), Peter King, taking over as acting CEO and Chief Operating Officer, Gary Thursby, appointed as acting CFO. On 2 April 2020, Westpac’s Chairman, John McFarlane, announced the appointment of Mr King as CEO with immediate effect. Mr King has committed to the role for a period of two years.

Alastair Welsh has been appointed as Acting Group Executive, Enterprise Services while Mr Thursby acts in the role of CFO.

New Specialist Businesses division

On 4 May 2020, Westpac announced a new Specialist Businesses division will be created which will include the following businesses:

•	Wealth Platforms;
•	Superannuation and Retirement Products;
•	Investments;
•	Insurance;
•	Auto Finance; and
•	Westpac Pacific.

The division will be run by Jason Yetton who will report to the CEO and these businesses will undergo a strategic review.

Board changes

On 12 December 2019, Director Ewen Crouch did not seek re-election at Westpac’s Annual General Meeting.

On 23 January 2020, Westpac announced the appointment of John McFarlane to the Westpac Board as Non-Executive Director and Chairman-Elect, succeeding Lindsay Maxsted. Mr McFarlane commenced his role as Non-Executive Director on 17 February 2020.

Mr Maxsted retired from the Westpac Board effective 31 March 2020, following which Mr McFarlane became Chairman of the Board and the Board Nominations Committee and a member of the Board Risk & Compliance Committee effective 1 April 2020.

Anita Fung also retired from the Westpac Board effective 31 March 2020.

2020 Interim Financial Report	65

Directors’ report

Board Committee changes

On 27 November 2019, as part of Westpac’s Response Plan in relation to the AUSTRAC proceedings (both described below), Westpac established a Board Financial Crime Committee to oversee the implementation of Westpac’s enhanced financial crime program. Peter Nash was appointed Chairman of the Board Financial Crime Committee.

On 12 December 2019, Mr Nash was appointed Chairman of the Board Audit Committee and Peter Marriott was appointed Chairman of the Board Risk & Compliance Committee.

On 2 April 2020, Mr McFarlane announced proposed changes to the Board Committee structure. Regulatory and legal investigations and remediation, including financial crime remediation, will be handled by a separate committee, allowing the Board Risk & Compliance Committee to focus on setting, and ensuring adherence to, risk appetite, current and future credit policies, market and operational risks as well as mitigating them. Mr McFarlane also announced that the Board Nominations Committee, which deals primarily with the appointment of directors, will also oversee governance developments, as well as key management appointments reporting to the CEO. In addition to technology, the Board Technology Committee will also oversee data.

AUSTRAC civil proceedings

On 20 November 2019, AUSTRAC commenced civil proceedings in the Federal Court of Australia against Westpac in relation to alleged contraventions of the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth). These proceedings relate to non-reporting of a large number of International Funds Transfer Instructions (IFTIs), alleged failings in relation to record keeping and the passing on of certain data required in IFTIs, failure to comply with correspondent banking obligations, AML/CTF Program failures and contraventions of ongoing customer due diligence obligations. AUSTRAC has alleged over 23 million contraventions of the AML/CTF Act.

The Court has ordered a timetable for the next steps in the proceedings being the filing of a Statement of Agreed Facts and Admissions by 8 May 2020, the filing of Westpac’s Defence by 15 May 2020 and the filing of AUSTRAC’s Reply to the Defence by 5 June 2020. The parties expect to be before the Court again in mid to late June 2020.

Westpac has considered the available information and has made a provision for a potential penalty in relation to the AUSTRAC civil proceedings brought against it on 20 November 2019. Further information on the provision is set out in Note 14 of this interim results announcement.

Australian Prudential Regulation Authority (APRA) and Australian Securities and Investments Commission (ASIC) investigations

On 17 December 2019, APRA commenced an investigation into possible breaches of the Banking Act 1959 (Cth) by Westpac. APRA stated that it would focus on conduct that led to matters alleged in the AUSTRAC proceedings and the actions taken to rectify and remediate issues after they were identified, and would examine whether Westpac, its directors and/or senior managers breached the Banking Act (including the Banking Executive Accountability Regime), or contravened APRA prudential standards.

ASIC has also commenced an investigation into matters related to the AUSTRAC allegations in the AUSTRAC proceedings. To date, that has largely involved Westpac providing ASIC with information and documents relevant to their inquiries.

Westpac is committed to cooperating and working constructively with APRA and ASIC during their investigations which will likely continue for a number of months.

Australian and US class actions

Westpac has been served with two shareholder class actions filed by Phi Finney McDonald and Johnson Winter & Slattery in Australia relating to market disclosure issues connected to Westpac’s monitoring of financial crime over the relevant period and matters which are the subject of the recent AUSTRAC proceedings. The claims are brought on behalf of certain shareholders who acquired an interest in Westpac securities between 16 December 2013 and 19 November 2019.

On 31 January 2020, a US class action was filed against Westpac and our current and former CEO by Rosen Law Firm on behalf of purchasers of Westpac securities between 11 November 2015 and 19 November 2019. That claim also relates to market disclosure issues connected to Westpac’s monitoring of financial crime over the relevant period and matters which are the subject of the recent AUSTRAC proceedings. The three respective class actions largely overlap in terms of subject matter and claims do not identify the amount of any damages sought, however, given the time period in question in each of the relevant proceedings, and the nature of the claims it is likely that the damages sought from the applicants in those proceedings will be significant.

Westpac is defending these class actions and no provision has been taken in relation to those potential exposures.

AUSTRAC response plan and external reviews

As a bank, Westpac recognises it plays a key role in combating money laundering and terrorism financing. Further, Westpac acknowledges the significant impact that deficiencies in its systems and processes can have on efforts to combat money laundering and terrorism financing. Further information on Westpac’s AUSTRAC response plan which was announced on 25 November 2019 is set out in the ‘Performance Overview’ section of this interim results announcement.

Since the commencement of the AUSTRAC proceedings, Westpac has commissioned Promontory to provide assurance over Westpac’s assessment of management accountability in relation to the issues raised in the AUSTRAC proceedings, and the adequacy of Westpac’s financial crime program. It has also established an independent Advisory Panel whose members will review Board risk governance and Board accountability in relation to the issues raised in the AUSTRAC proceedings. The work of Promontory and the Advisory Panel is progressing. An update will be provided on the outcomes of these reviews upon their completion.

66	2020 Interim Financial Report

Directors’ report

APRA review into risk governance

On 17 December 2019, APRA announced that in addition to its investigation into possible breaches of the Banking Act 1959 (Cth) by Westpac, it would initiate an extensive review program focused on Westpac’s risk governance. The review program will include risk management, accountability, remuneration and culture.

On 23 March 2020, APRA advised that its supervision priorities outlined in January 2020 will be largely suspended until at least 30 September 2020 particularly where they involve intensive engagement with regulated entities.

An element of APRA’s review will be the examination of the steps Westpac has been taking to strengthen risk governance, including through its self-assessment, which is referred to below.

Operational risk capital overlays

On 11 July 2019, Westpac received APRA’s response to its Culture, Governance and Accountability (CGA) self-assessment. In its response, APRA decided to apply an additional $500 million to Westpac’s operational risk capital requirement. This follows APRA concluding that Westpac was required to improve its management and oversight of non-financial risk. The additional capital requirement will remain in place until APRA is satisfied that Westpac has completed its action plan. The $500 million requirement, applied through an increase in risk weighted assets (RWA), took effect from 30 September 2019 and impacted Westpac’s Level 2 common equity tier 1 (CET1) capital ratio at 30 September 2019 by 16 basis points.

As part of its announcement on 17 December 2019, APRA also imposed an additional $500 million capital overlay in response to the magnitude and nature of issues alleged by AUSTRAC in its Statement of Claim. The additional overlay applied from 31 December 2019. This change reduced Westpac’s Level 2 CET1 capital ratio by 15 basis points, as at 31 March 2020.

Westpac reviews

Financial crime

In addition to the AML/CTF Response Plan and the financial crime improvements following the commencement of the AUSTRAC proceedings, Westpac continues to progress a significant multi-year program of work that is required to rectify its management of financial crime risks (including Anti-Money Laundering and Counter-Terrorism Financing (AML/CTF), sanctions, Anti-Bribery and Corruption, FATCA and Common Reporting Standards (CRS)).

This extensive work involves a review of its AML/CTF policies, the completeness of data feeding into its AML/CTF systems and the adequacy and appropriateness of its AML/CTF processes and controls including in relation to important aspects of its money laundering and terrorism financing risk assessments and governance (which have been identified as needing to be strengthened). Westpac is continuing to implement a number of improvements to its AML/CTF program, governance, policies, systems and controls, including in relation to the issues identified in AUSTRAC’s Statement of Claim. Westpac is undertaking related remediation work in respect of certain controls and reporting practices and has engaged with and provided AUSTRAC with updates on this work. These remediation efforts relate to matters such as customer identification, customer and payment screening, risk assessments, ensuring appropriate controls over information relevant to the ‘tipping off’ prohibitions, ongoing and enhanced customer due diligence, transaction monitoring and regulatory reporting (including in relation to International Funds Transfer Instructions (IFTIs), Suspicious Matter Reports and Threshold Transaction Reports (TTRs)).

As part of these efforts, Westpac has identified deficiencies in certain systems and controls relevant to its obligation to file TTRs. This has, over a number of years, resulted in instances where the Group has failed to report TTRs, as well as instances where the Group filed TTRs with incomplete or inaccurate information.

The Group has self-reported these TTR deficiencies to AUSTRAC and is keeping AUSTRAC apprised of the status of its investigations. To date, the remediation has involved the late reporting of 17,870 TTRs to AUSTRAC. Additionally, there are multiple TTR reporting scenarios which based on the preliminary analysis undertaken to date (which has not been finally quantified or resolved), could amount to an estimated 60,000 to 90,000 TTRs that have not been reported to AUSTRAC.

As part of the Group’s work to rectify its management of financial crime risks, the Group is also working to remediate gaps and enhance controls to support compliance with its FATCA and CRS obligations. The Group has been engaging with the Australian Tax Office (ATO) on its CRS remediation program and will continue to engage with the ATO on further programs of work.

Details about the consequences of failing to comply with financial crime obligations is set out in the ‘Risk Factors’ section of this report.

APRA self-assessment

On 29 November 2018, Westpac submitted to APRA its self-assessment on its frameworks and practices in relation to governance, culture and accountability. Westpac has a program of work underway, under the oversight of the Westpac Board to address the recommendations identified in the self-assessment report (CGA Remediation Plan). Westpac is implementing the recommendations identified in the self-assessment. All implemented items will be subject to post-implementation verification to ensure durability of changes made.

In light of the AUSTRAC proceedings, APRA has required Westpac to complete a reassessment of the existing CGA Remediation Plan. This reassessment will consider developments since the completion of the CGA self-assessment to verify if the existing recommendations and actions remain fit for purpose, and to identify any additional recommendations and actions that should be incorporated into the CGA Remediation Plan. External assurance over the reassessment process and outcomes will also be performed. The reassessment and updated plan will be submitted to APRA by 30 June 2020.

Customer remediation

Through the Group’s ‘get it right, put it right initiative’, Westpac is continuing to undertake a number of reviews to identify and resolve prior issues that have the potential to impact our customers and reputation. These internal reviews continue to identify a number of issues in respect of which we are takings steps or will take steps to put things right so that our customers are not at a

2020 Interim Financial Report	67

Directors’ report

disadvantage from certain past practices, including making compensation/remediation payments to customers and/or providing refunds where identified. By undertaking these reviews, we can also continue to improve our processes and controls.

Further information in relation to compliance, reputation and remediation provisions is included in Note 14 in this 2020 Interim Financial Report and further information on our ongoing customer remediation progress is included in the ‘Performance Overview’ section.

Review of risk processes

Westpac is upgrading its end to end risk management capabilities. This is part of an ongoing program of work that spans both financial and non-financial risk. A key component is the implementation of a refined three lines of defence model and uplifting risk capability across the organisation. Westpac believes that investing in and enhancing end to end risk management capabilities are essential imperatives. Recent reviews have identified various policies, systems, data, and risk capabilities which need to be strengthened. A detailed implementation plan to facilitate these improvements is progressing, which includes hiring additional experts in areas such as operational risk, stress testing, modelling, financial crime, risk systems and data management.

Clearer accountability

On 2 April 2020, the Chairman announced that the CEO had decided to put in place a clearer accountability regime which will speed up decision making and implementation, as well as defining more clearly who is individually accountable and for what. This transformation will see Westpac retain its focus on deepening customer relationships but move away from full matrix reporting and shift instead to a clearer line of business model.

Regulatory and Government focus

Regulatory response to the effects of COVID-19

In response to COVID-19, Australian domestic regulators have sought to initiate and re-prioritise activity that will assist financial institutions support customers through the conditions created by the pandemic. This has caused some regulatory activity to be deferred, while other projects have been accelerated due to their potential to assist economic recovery. The most significant of these updates or changes for Westpac are described in the relevant paragraphs below.

On 23 March 2020, the Council of Financial Regulators used their quarterly statement to communicate their coordinated approach to the COVID-19 pandemic. The Reserve Bank of Australia (RBA) announced extensive measures to provide liquidity to financial markets and to support the banking system in providing credit to businesses. APRA announced that it would suspend the majority of its planned policy and supervision initiatives, including substantive public consultations and actions to finalise revisions of the prudential framework, until 30 September 2020. APRA stated it would progress certain data projects, such as data related to the impact of COVID-19 during this period.

ASIC announced that at least until 30 September 2020, the Commission would give enforcement priority to matters where there is the risk of significant consumer harm, serious breaches of the law, risk to market integrity and time-critical matters. ASIC immediately suspended a number of near-term activities that were not time-critical. On 14 April 2020, both ASIC and APRA published detailed lists of deferred reviews, meetings, investigations and relief granted.

From March 2020, the ACCC has been providing urgent interim authorisation for companies within various industries to discuss and put in place measures to allow access to essential services during the COVID-19 pandemic. This includes:

•	two urgent interim authorisations to allow the Australian Banking Association and certain of its participating members, including Westpac, to work together to implement a small business relief package, as well as to co-operate to provide supplementary relief packages for individuals and businesses affected by COVID-19;
•	the Australian Securitisation Forum, of which Westpac is a member, to allow its members to work together to assist smaller lenders to maintain liquidity and issue loans to consumers and small businesses during the economic disruption caused by COVID-19; and
•	the Financial Services Council, of which Westpac and St George are members, to allow its member life insurance companies to give effect to a commitment to ensure that frontline healthcare workers are not denied life insurance, charged higher premiums or excluded from benefits, due to exposure, or potential exposure, to COVID-19.

Royal Commission into the banking, superannuation and financial services industries

The Final Report of the Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry (Final Report) and the Australian Government’s proposed response was released on 4 February 2019.

Implementation of the 76 express recommendations in the Final Report is likely to continue to have a significant impact on banking and financial services entities and their regulators. Some of the most significant recommendations include those concerning the regulation of mortgage brokers, changes to regulatory breach reporting, changes to unsolicited sales of financial products and the removal of grandfathered commissions.

In line with the Government’s Royal Commission implementation roadmap, on 31 January 2020 the Government released draft legislation for consultation in relation to a number of Royal Commission recommendations.

The COVID-19 pandemic may alter the Government’s timeline for the passing of Royal Commission related legislation.

In keeping with a desire to be proactive, some recommendations in the Final Report have been implemented unilaterally by Westpac (where possible and subject to any anticipated legislation or regulation being released). This approach may require Westpac to review and enhance its existing practices at a later date, and some recommendations previously implemented may require additional uplift of existing practices by Westpac, depending on the final legislation/regulation.

68	2020 Interim Financial Report

Directors’ report

Of the 49 recommendations which presently apply to Westpac, 13 recommendations have been implemented to date, with Westpac either establishing new practices and procedures to meet the recommendations or having existing practices consistent with the recommendation.

Additionally, the Group has commenced work in relation to all the recommendations that have been the subject of legislative activity and/or regulatory activity to date. This work will increase over the next 12 to 24 months as the Government completes its legislative agenda for the bulk of the outstanding recommendations. There are 22 recommendations where implementation is underway. Most of these recommendations will require legislative or regulatory action before implementation can be completed.

The remaining 14 recommendations require legislative or regulatory action before implementation work can commence. Westpac is undertaking preparatory work where possible, including through participation in Government consultation.

In anticipation of the removal of grandfathering of conflicted remuneration payable to financial advisers effective from 1 January 2021, we are also currently reviewing third party remuneration arrangements.

Other impacts arising from the Royal Commission include a number of claims being brought against financial institutions in relation to certain matters considered during the Royal Commission, and the referral of several cases of misconduct to the financial regulators by Commissioner Hayne.

Regulatory reviews and inquiries

Provision of credit - reviews by and engagement with regulators

The provision and availability of credit for residential mortgage holders, property investors and businesses has continued to be a key area of Government, regulator and industry focus in First Half 2020. Regulatory focus on credit from APRA has primarily related to serviceability at an industry level and impacts to credit quality and provisioning from COVID-19, while on 9 December 2019 ASIC released updated guidance on responsible lending obligations. Judicial guidance on the extent of responsible lending obligations was also obtained from the Federal Court in its judgment in ASIC’s responsible lending test case against Westpac (with the judgment currently subject to an appeal by ASIC). More information on these proceedings is set out in this section below.

The economic disruption caused by the COVID-19 pandemic has led Westpac and other major banks to offer certain mortgage and business customers a deferral of certain interest and principal repayments of between 3 and 6 months. Both APRA and ASIC have supported the provision of credit to customers in these circumstances but will remain closely engaged to understand the impact of these measures on Westpac’s credit risk profile and liquidity. ASIC and APRA are taking an active interest in the number of hardship applications received by Westpac as the conditions caused by the pandemic continue to evolve.

Prior to COVID-19, APRA engaged with Westpac on the adequacy of our credit risk management framework including our controls, policies and operating systems. Following feedback from APRA, the Group is making a number of changes to its systems and controls to improve its end to end approach in relation to its mortgage and business lending portfolios, as well as other key processes. This includes enhancing portfolio management practices, data governance, systems upgrades (including data collection and rationalisation), strengthening collateral management processes and improving assurance and oversight over our credit management frameworks. This program of work also addresses issues identified by Westpac’s internal assurance and audit teams. This work is progressing where possible during the conditions caused by COVID-19.

Westpac expects further engagement with APRA on its work to improve its end to end credit processes.

Australian Competition and Consumer Commission (ACCC) inquiry into home loan pricing

On 14 October 2019, the ACCC was directed by the Treasurer of Australia to conduct an inquiry into home loan pricing during the period from 1 January 2019 to 31 October 2019. The inquiry has been established to:

•	investigate the prices charged for home loans across the sector;
•	consider how banks make pricing decisions, including their approach to passing on movements in the official cash rate;
•	examine differences in the prices paid by new and existing customers;
•	examine differences between the interest rates published by suppliers and the interest rates paid by customers; and
•	investigate barriers that may prevent consumers from switching lenders.

An interim report was published on 27 April 2020 and a final report is due to the Treasurer by 30 September 2020.

AFCA look back review

On 4 February 2019, the Australian Government announced that, in response to the recommendations contained in the Royal Commission’s Final Report, it would expand the remit of the Australian Financial Complaints Authority (AFCA) for 12 months so that it can consider customer claims dating back to 1 January 2008 and award compensation where appropriate. AFCA has expanded its jurisdiction to consider these legacy complaints for an additional 12 month period to 30 June 2020.

Increased regulatory powers and oversight

Financial Accountability Regime

On 4 February 2019, the Australian Government announced that in response to the recommendations contained in the Royal Commission’s Final Report, it would extend the Banking Executive Accountability Regime to all APRA regulated entities. On 22 January 2020, the Australian Treasury released a Proposal Paper in relation to the proposed Financial Accountability Regime (FAR). The Proposal Paper provides for (amongst other things) ASIC and APRA to jointly administer the FAR and sets out enhanced penalties for individuals who fail to perform their obligations. Submissions on the Proposal Paper closed on 14 February 2020 and Westpac made a submission. Westpac is considering the potential implications of implementing the FAR including, for example, whether it will result in Westpac needing to appoint additional accountable persons. It is unclear

2020 Interim Financial Report	69

Directors’ report

due to delays caused by the COVID-19 pandemic, when the exposure draft of the proposed legislation will be released by the Australian Treasury.

ASIC Enforcement Review Taskforce

On 16 April 2018, the Australian Government agreed to implement all of the recommendations made by the ASIC Enforcement Review Taskforce in its review of the suitability of ASIC’s existing regulatory tools.

Progress continues to be made in implementing these recommendations, including:

•	the Financial Sector Reform (Hayne Royal Commission Response–Stronger Regulators (2019 Measures) Act 2020 (Cth) receiving royal assent on 17 February 2020. The Act implements a number of powers in line with the recommendations, relating to search warrants, access to telecommunications interception information, licensing and banning orders;
•	the Taskforce releasing a report on 2 October 2019, which sets out ASIC’s observations on director and officer oversight of non-financial risk, how directors and officers of large and complex financial services companies are discharging their duties in relation to oversight and monitoring of non-financial risk, and ways that governance practices could be improved; and
•	an exposure draft of the Financial Sector Reform (Hayne Royal Commission Response – Protecting Consumers (2020 Measures)) Bill 2020 (Cth) being released on 31 January 2020. If passed, the Bill would reform the breach reporting regime for Australian financial services and credit licensees. Due to the suspension of Parliament as a result of COVID-19, passage of the Bill has been delayed and it is not certain when it will be introduced and take effect.

Product design and distribution obligations and product intervention power

On 5 April 2019, the Treasury Laws Amendment (Design and Distribution Obligations and Product Intervention Powers) Act 2019 (Cth) received royal assent. The Act grants ASIC a product intervention power and introduces a new product design and distribution obligation on issuers and distributors. The product intervention powers came into force on 6 April 2019, with the design and distribution obligations due to come into effect on 5 April 2021.

ACCC enforcement approach

On 25 February 2020, the ACCC outlined its compliance and enforcement priorities in its annual Compliance and Enforcement Policy refresh. While competition issues in financial services is no longer specifically mentioned as an enforcement priority, criminal cartel conduct and anti-competitive conduct remain enduring priorities for the ACCC and there are currently two active cartel proceedings (neither involving Westpac) in the financial services industry. The ACCC is also currently undertaking market studies into home loan prices and insurance in Northern Australia. The ACCC’s competition enforcement approach and objectives are supported by increased budget support from the Australian Government announced in February 2020.

On 27 March 2020, the ACCC announced that while its 2020 Compliance and Enforcement Priorities remain in place, it will refocus its efforts to those priorities of most relevance to competition and consumer issues arising from the impact of COVID-19.

Review into corporate criminal responsibility regime

On 29 April 2020, the Australian Law Reform Commission delivered the final report to the Attorney-General in relation to its comprehensive review of Australia’s corporate criminal responsibility regime. The report is yet to be tabled in Parliament. Westpac will consider the findings and recommendations of the final report once it is publicly available.

General regulatory changes affecting our business

Banking Code of Practice

The new ASIC approved Banking Code of Practice (Code) came into effect on 1 July 2019 for each bank that has subscribed to the Code (including Westpac). The Code includes a range of new measures including a commitment to take extra care with customers in vulnerable circumstances and to train staff to help in these circumstances, simplified loan contracts for small business written in plain English, better protection for guarantors and stronger enforcement of the Code via the independent Banking Code Compliance Committee.

The Code has been further updated with key amendments to implement the recommendations contained in the Royal Commission’s Final Report. These changes, which have been approved by ASIC and conditionally authorised by the ACCC relate to having a greater focus on customers in remote areas and those with limited English, not allowing informal overdrafts on basic bank accounts without prior express agreement with the customer, abolishing dishonour fees and overdrawn fees on basic bank accounts and following AUSTRAC’s guidance on the identification and verification of persons of Aboriginal or Torres Strait Islander heritage. These updates were effective from 1 March 2020.

Open banking regime

The Treasury Laws Amendment (Consumer Data Right) Act 2019 (Cth) (CDR Act) received royal assent on 12 August 2019. The CDR Act amends the Competition and Consumer Act 2010 (Cth), the Privacy Act 1988 (Cth) and the Australian Information Commissioner Act 2010 (Cth) to introduce a consumer data right. The banking sector is the first sector to which the consumer data right will apply.

The consumer data right gives customers in Australia a right to direct that their data (starting with banking data) be shared with accredited third parties. Data sharing facilitates competition through easier product comparison and switching. This has had significant implications for consumers and banks.

On 20 December 2019, the ACCC announced that the commencement of Open Banking will be deferred from 1 February 2020 to 1 July 2020. Westpac will now be required to share credit card, debit card, deposit account and transaction account data from 1 July 2020. Other obligations under the Open Banking regime that were scheduled to commence on 1 July 2020 will be deferred to 1 November 2020. Westpac will be required to share data relating to mortgages, personal loans, joint accounts, closed accounts, direct debits and scheduled payments from 1 November 2020. Other brands in the Westpac Group will be

70	2020 Interim Financial Report

Directors’ report

required to commence sharing consumer data from 1 February 2021 but will still be required to share product reference data for credit and debit cards, deposit accounts and transaction accounts from 1 July 2020.

The Competition and Consumer (Consumer Data Right) Rules 2020 (the CDR Rules) commenced on 6 February 2020. This is a key development as the CDR Rules set out how the consumer data right will operate.

Both the CDR Act and CDR Rules contain new, detailed privacy protections under 13 Privacy Safeguards. The Privacy Safeguards deal with the disclosure, collection, use, accuracy, storage, security and deletion of consumer data right data. There are also 58 civil penalty provisions under the CDR Rules. A breach of the Privacy Safeguards or the CDR Rules could attract civil penalties of up to the greater of $10 million, three times any benefit obtained or 10% of 12 month annual turnover for corporations.

Following discussions with the major banks and key participants on the potential impacts of COVID-19, the ACCC is intending to keep to the 1 July 2020 launch date. Details on how the ACCC intends to manage delays from COVID-19 related impacts are yet to be confirmed. We understand that the ACCC is considering an exemption process that will provide some flexibility to banks on implementation timing for a defined period of time.

Comprehensive Credit Reporting (CCR)

The National Consumer Credit Protection Amendment (Mandatory Credit Reporting and Other Measures) Bill 2019 (Cth) is currently before the Senate. The Bill requires the major banks to supply CCR data to credit reporting bodies and outlines how financial hardship cases should be reported.

The Bill has not yet passed and there have been disruptions to the parliamentary schedule as a result of COVID-19. Nevertheless, Westpac is already participating in CCR on a voluntary basis. We are also working to implement hardship reporting requirements, noting the original compliance date of April 2021 in the Bill is likely to be amended.

RBA Term Funding Facility

On 19 March 2020, the RBA announced the establishment of a term funding facility (TFF) to provide funding to authorised deposit-taking institutions (ADIs) through repurchase transactions with the RBA. Each repurchase transaction under the TFF will be for a maximum term of three years at a fixed interest rate of 25 basis points. Participants in the TFF may access funding up to their funding allowance from 6 April 2020 and, in aggregate, ADIs will have access to at least $90 billion under the TFF. Westpac will have access to an Initial Allowance of at least $17.9 billion and intends to utilise the TFF as a source of wholesale funding. On 30 March 2020, APRA announced that it will allow ADIs to include the benefit of the Initial Allowance in the calculation of the Liquidity Coverage Ratio, Minimum Liquidity Holdings Ratio and Net Stable Funding Ratio from 31 March 2020, to the extent they have the necessary unencumbered collateral to access the TFF. For further information see section 2.4.2 (Funding and liquidity risk management).

Other litigation

ASIC’s responsible lending litigation against Westpac

On 1 March 2017, ASIC commenced Federal Court proceedings against Westpac in relation to certain home loans to consumers entered into between December 2011 and March 2015, which were automatically approved by Westpac’s systems as part of its broader processes. The proceedings were heard in May 2019. On 13 August 2019, the Court handed down its judgment in the proceedings, and dismissed ASIC’s case. ASIC filed an appeal in relation to the decision, which was heard in February 2020. Judgment on this appeal is pending.

ASIC’s outbound scaled advice division proceedings

On 22 December 2016, ASIC commenced Federal Court proceedings against BT Funds Management Limited (BTFM) and Westpac Securities Administration Limited (WSAL) in relation to a number of superannuation account consolidation campaigns conducted between 2013 and 2016. ASIC has alleged that in the course of some of these campaigns, customers were provided with personal advice in contravention of a number of Corporations Act 2001 (Cth) provisions, and selected 15 specific customers as the focus of their claim. In December 2018 the primary Court handed down a judgment in which it held that no personal advice had been provided and that BTFM and WSAL did not contravene the relevant personal advice provisions although it did make a finding that BTFM and WSAL had each contravened section 912A(1)(a) of the Corporations Act. In February 2019, ASIC filed an appeal against this decision. On 28 October 2019, the Full Federal Court handed down its decision in ASIC’s favour and made findings that BTFM and WSAL each provided personal advice on relevant calls made to 14 of the 15 customers and made declarations of consequential contraventions of the Corporations Act (including section 912A(1)(a)). BTFM and WSAL have applied to the High Court of Australia, which has granted special leave to appeal and will hear an appeal in relation to the Full Federal Court’s decision. The High Court will set a date for a hearing of this appeal in due course. If this appeal is unsuccessful, the matter will be remitted to the Federal Court for a hearing on penalties and any other orders sought by ASIC.

ASIC’s proceedings against Westpac for poor financial advice by a financial planner

On 14 June 2018, ASIC commenced proceedings in the Federal Court against Westpac in relation to alleged poor financial advice provided by a former financial planner, Mr Sudhir Sinha. Mr Sinha was dismissed by Westpac in November 2014 and subsequently banned by ASIC. Westpac has proactively initiated remediation to identify and compensate affected customers and has completed remediation activities. ASIC’s proceedings relate to advice provided by Mr Sinha in respect of four specific customer files. On 19 December 2019, the Federal Court of Australia handed down its judgment in the proceedings, imposing civil pecuniary penalties on Westpac totalling $9.15 million for contraventions of certain financial advice provisions in relation to the relevant customer files, together with an order that Westpac pay ASIC’s costs of the litigation, which are still being determined.

Class action against Westpac Banking Corporation and Westpac Life Insurance Services Limited

On 12 October 2017, a class action was filed in the Federal Court of Australia on behalf of customers who, since February 2011, obtained insurance issued by Westpac Life Insurance Services Limited (WLIS) on the recommendation of financial advisers

2020 Interim Financial Report	71

Directors’ report

employed within the Westpac Group. The plaintiffs have alleged that aspects of the financial advice provided by those advisers breached fiduciary and statutory duties owed to the advisers’ clients, including the duty to act in the best interests of the client, and that WLIS was knowingly involved in those alleged breaches. Westpac and WLIS are defending the proceedings. The matter has been set down for an initial trial in May 2021.

Class action in the US relating to BBSW

In August 2016, a class action was filed in the United States District Court for the Southern District of New York against Westpac and a number of other Australian and international banks and brokers alleging misconduct in relation to the bank bill swap reference rate. In April 2019, an amended claim was filed by the Plaintiffs. Westpac is defending the proceedings, which are now moving through the pre-trial stages.

Class action relating to responsible lending

On 21 February 2019, a class action against Westpac was commenced in the Federal Court of Australia. The Applicants filed a Further Amended Originating Application and Further Amended Statement of Claim on 11 February 2020. The claims allege that Westpac did not comply with its responsible lending obligations when entering into home loans with the Applicants and group members (as defined in the proceedings). The allegations in respect of the Applicants and group members include that, during the period from 1 January 2011 to 17 February 2018, Westpac failed to conduct reasonable inquiries about the customers’ financial situation, requirements and objectives, failed to take reasonable steps to verify the customer’s financial situation, and failed to conduct compliant assessments of suitability. The Applicants also allege that their loans were unsuitable. Westpac is defending the proceedings.

Class action relating to cash in super

On 5 September 2019, a class action against BT Funds Management Limited (BTFM) and Westpac Life Insurance Services Limited (WLIS) was commenced in the Federal Court of Australia in relation to aspects of BTFM’s BT Super for Life cash investment option. The claim follows other industry class actions as part of Slater and Gordon’s ‘Get your super back’ campaign.

It is alleged in the proceedings that BTFM failed to adhere to a number of obligations under the general law, the relevant trust deed and the Superannuation Industry (Supervision) Act 1993 (Cth), and that WLIS was knowingly concerned with BTFM’s alleged contraventions. The damages sought by the claim are unspecified. BTFM and WLIS are defending the proceedings.

Class action relating to consumer credit insurance

On 28 February 2020, a class action was commenced against Westpac Banking Corporation and two Westpac subsidiaries in the Federal Court of Australia in relation to Westpac’s sale of consumer credit insurance (CCI). The claim follows other industry class actions as part of Slater and Gordon’s ‘Get your insurance back’ campaign.

It is alleged in the proceedings that the Westpac entities failed to adhere to a number of obligations in selling CCI in conjunction with credit cards, personal loans and flexi loans. The damages sought by the claim are unspecified. The Westpac entities are defending the proceedings. Westpac no longer sells CCI products.

Regulatory capital transactions

Capital raising

On 8 November 2019, Westpac issued $2 billion of fully paid ordinary shares under a share placement to sophisticated and institutional investors. In addition, on 11 December 2019, Westpac issued approximately $770 million of fully paid ordinary shares under a share purchase plan.

Adoption of new accounting standards

AASB 16: Leases (AASB 16) replaced AASB 117: Leases from 1 October 2019. AASB 16 requires all leases of greater than 12 months duration to be presented on balance sheet by the lessee as a right-of-use (ROU) asset and a lease liability. The lease liability recognised in other liabilities on initial application of the standard was $3.3 billion. The associated ROU assets of $3.2 billion were measured at an amount equal to the lease liability, less previously recognised accrued lease payments of $0.1 billion. There was no impact on retained earnings.

Further details of the changes under the new standard are included in Note 1 in this 2020 Interim Financial Report.

APRA regulatory changes and other changes affecting capital

APRA announcements on capital

As part of its response to the current economic environment following the COVID-19 pandemic, APRA has made the following announcements on capital:

•	Guidance on capital management: In a letter to all ADIs and insurers on 7 April 2020, APRA set out its guidance on capital management during the period of significant disruption caused by COVID-19. APRA outlined its expectations that discretionary capital distributions should be limited in the months ahead to ensure that ADIs and insurers instead use buffers and maintain capacity to continue to lend and underwrite insurance. This includes prudent reductions in dividends, taking into account the uncertain outlook for the operating environment and the need to preserve capacity to prioritise these critical

72	2020 Interim Financial Report

Directors’ report

activities. APRA noted that where dividends are approved, this should only be on the basis of robust stress testing results that have been discussed with APRA and should nevertheless be at a materially reduced level. Westpac took this guidance into consideration when deferring its decision on the interim dividend, which is discussed further in the ‘Performance Overview’ section of this interim results announcement;
•	Adjustment to expectations for bank capital: On 19 March 2020 APRA adjusted its expectations for bank capital during the period of disruption caused by COVID-19. APRA confirmed that it would not be concerned if banks were not meeting its 10.5% “unquestionably strong” benchmark for CET1, and that banks may use their current capital buffers provided they remain above the current regulatory requirement (currently at least 8.0% for domestic systemically important banks, including Westpac). APRA has also indicated that they do not envisage reinstating the unquestionably strong benchmarks for at least 12-months. In light of APRA’s announcement, Westpac has revised its capital management strategy. As set out further in Section 2.5 of this interim results announcement, during the period of disruption caused by COVID-19, Westpac will seek to maintain a buffer above the regulatory minimum;
•	Amendments to the calculation of RWA for COVID-19 support packages. Where a support package provides an option to defer repayments for a period of time, for RWA calculation purposes, a bank need not treat the period of the repayment holiday as a period of arrears (provided the borrower had previously been meeting their repayment obligations). In addition, the Australian Government’s Coronavirus SME Guarantee Scheme is to be regarded as an eligible guarantee by the Australian Government for RWA calculation purposes. These COVID-19 support packages have not impacted RWA at 31 March 2020 due to the timing of these packages being offered, however may impact future periods; and
•	Deferral of APRA’s implementation of the Basel III capital reforms by a year to January 2023.

APRA’s proposed revisions to subsidiary capital investment treatment

On 15 October 2019, APRA released a discussion paper on proposed changes to APS 111 Capital Adequacy: Measurement of Capital. The key proposal is in relation to a parent ADI’s treatment of its equity investments in banking and insurance subsidiaries (Level 1). Westpac’s largest investment in banking and insurance subsidiaries is Westpac New Zealand Limited (WNZL). There is no impact from this proposal on the calculation of the Group’s reported regulatory capital ratios on a Level 2 basis. On a Level 1 basis, on a proforma basis as at 31 March 2020, it is estimated that applying APRA’s proposed approach would reduce Westpac’s Level 1 CET1 ratio by approximately 40bps ($1.6 billion). APRA has indicated that the updated standard will come into effect from 1 January 2021.

Associations with Related Entities

On 20 August 2019, APRA released the finalised prudential standard APS 222: Associations with Related Entities. The revised standard is intended to strengthen the ability of ADIs to monitor, limit and control risks arising from transactions and other associations with related entities. Key changes include revisions to the limit for exposure to ADIs from 50% of Total Capital to 25% of Tier 1 capital.

Westpac’s largest exposure to a related entity is WNZL. As at 31 March 2020, Westpac would remain within the revised limits based on the current level of exposure to WNZL.

On 16 April 2020, APRA announced that as part of its response to COVID-19 APRA is deferring implementation of the revised standard by 12-months to 1 January 2022.

Additional loss absorbing capacity

On 9 July 2019, APRA announced a requirement for the Australian major banks (including Westpac) to increase their total capital requirements by three percentage points of RWA as measured under the current capital adequacy framework. This increase in total capital will take full effect from 1 January 2024.

Based on Westpac’s RWA of $444 billion at 31 March 2020, this represents around $13 billion of additional capital over the four year transition period. The additional capital is expected to be raised through Tier 2 Capital and is likely to be offset by a decrease in other forms of long term wholesale funding. Westpac has commenced progress towards the new requirements and in the half year ended 31 March 2020 issued a total of $2.2 billion in Tier 2 capital.

APRA is still targeting an additional four to five percentage points of loss-absorbing capacity. Over the next four years, APRA has stated that it will consider feasible alternative methods for raising the remaining 1-2 percentage points.

Implementation of new interest rate risk in the banking book (IRRBB) model

Westpac is implementing a new IRRBB model more suited to low interest rates which will need to be approved by APRA. Until the model is finalised and approved, Westpac has included an IRRBB capital overlay of $500 million. This change reduced Westpac’s Level 2 CET1 capital ratio by 15 basis points, as at 31 March 2020.

APRA Prudential Standard CPS 511: Remuneration

On 23 July 2019, APRA released for consultation a new draft prudential standard and supporting discussion paper on remuneration. It is aimed at clarifying and strengthening remuneration arrangements in APRA-regulated entities. The new standard will replace existing remuneration requirements under CPS/SPS 510 Governance. APRA has stated that, in response to the impact of COVID-19, the majority of its planned policy and supervision initiatives have been suspended. It is therefore unclear when the revised draft of CPS 511 will be released, and when implementation of the new prudential standard will occur.

2020 Interim Financial Report	73

Directors’ report

International developments affecting Westpac

Brexit

The United Kingdom (UK) left the European Union (EU) on 31 January 2020, commencing a transition period until the end of 2020 while the UK and EU negotiate additional arrangements, with new rules to take effect on 1 January 2021.

As Westpac’s business and operations are based predominantly in Australia and New Zealand, Westpac expects that the direct impact of a new trading relationship between the UK and EU is unlikely to be material to Westpac. Westpac continues to progress contingency planning and has been active in dialogue with affected customers.

OTC derivatives reform

International regulatory reforms relating to over-the-counter (OTC) derivatives continue to be implemented across the globe, with a current focus on initial margin and risk mitigation practices for non-centrally cleared derivatives.

As of 1 September 2019, Westpac became subject to rules requiring the exchange of initial margin on certain non-cleared derivatives with other in-scope entities. Westpac is required to post and collect collateral on a gross basis. The collateral is held in segregated accounts with third party custodians. Global initial margin requirements will continue to be introduced in phases, however there has been a 12 month delay to the remaining commencement dates due to COVID-19. The phases continue until 1 September 2022 with a large number of additional counterparties being brought into scope.

New Zealand

COVID-19 impacts

In response to COVID-19, a number of laws have been enacted by the New Zealand Government to help reduce the economic impact and it has implemented a range of material restrictions on businesses, venues, travel and movement. Many of these new measures have impacted WNZL’s operations.

Also in response to COVID-19, there have been a number of new guidance updates published and regulatory delays announced by New Zealand regulators, including the Reserve Bank of New Zealand (RBNZ), the Financial Markets Authority (FMA), the Commerce Commission (the Commission) and the Companies Office. The most significant of these updates or changes for Westpac are described in the relevant paragraphs below.

Freeze on NZ Bank Dividends

On 2 April 2020, a decision was made by the RBNZ to freeze the distribution of dividends on ordinary shares by all banks in New Zealand during the period of economic uncertainty caused by COVID-19.

Westpac is well capitalised and at 31 March 2020 had a Level 2 CET1 capital ratio of 10.8% and a Level 1 CET1 capital ratio of 11.1%. Non-payment of dividends from WNZL only affects Westpac’s Level 1 CET1 capital ratio.

Government relief packages

On 24 March 2020, the New Zealand Government announced mortgage and business finance support schemes for those whose income was impacted by COVID-19, to be implemented by the Government and retail banks (including WNZL). The schemes include payment deferrals for certain customers and a Business Finance Guarantee Scheme to provide short-term credit to solvent small and medium-sized firms. On 2 April 2020, the New Zealand Government announced that it would make temporary changes to companies legislation to provide insolvency relief for business impacted by COVID-19, including a business debt hibernation scheme.

RBNZ steps to support liquidity and customer lending

On 16 March 2020 the RBNZ announced that it would provide term funding through a Term Auction Facility (TAF) to give banks (including WNZL) the ability to access term funding, with collateralised loans out to a term of twelve months, in order to alleviate pressures in funding markets as a result of COVID-19. On 2 April 2020, the RBNZ announced that it would introduce a Term Lending Facility (TLF), to offer loans for a term of up to three years at low interest rates to ensure a stable source of funding to promote lending to businesses. Access to the funds is linked to banks’ lending under the Business Finance Guarantee Scheme. Also on 2 April 2020, the RBNZ reduced the Core Funding Ratio for banks (including WNZL) from 75% to 50%. With effect from 1 May 2020, the RBNZ removed loan-to-value restrictions to encourage continued bank lending to customers.

RBNZ - Revised Outsourcing Policy

WNZL is required to comply with RBNZ’s revised Outsourcing Policy (BS11) (Revised Outsourcing Policy) for all new outsourcing arrangements from 1 October 2017 and to maintain a compendium of all outsourcing arrangements from 1 October 2019. Work is underway to implement the other aspects of the Revised Outsourcing Policy by 30 September 2023 in line with the revised regulatory timeline as a result of COVID-19.

As a result of complying with the Revised Outsourcing Policy, the ongoing cost of operating the WNZL business will increase, in addition to the costs of implementing the changes.

RBNZ Capital Review

On 5 December 2019, the RBNZ announced changes to the capital adequacy framework in New Zealand. The new framework includes the following key components:

•	Setting a Tier 1 capital requirement of 16% of RWA for systemically important banks (including WNZL) and 14% for all other banks;
•	Additional Tier 1 capital (‘AT1’) can comprise no more than 2.5% of the 16% Tier 1 capital requirement;
•	Eligible Tier 1 capital will comprise common equity and redeemable perpetual preference shares. Existing AT1 instruments will be phased out over a seven year period;

74	2020 Interim Financial Report

Directors’ report

•	Maintaining the existing Tier 2 capital requirement of 2% of RWA; and
•	Recalibrating RWA for internal rating based banks, such as WNZL, such that aggregate RWA will increase to 90% of standardised RWA.

WNZL is already strongly capitalised with a Tier 1 capital ratio of 14.1% at 31 March 2020 based on the current RBNZ rules. On a pro forma basis, (including the new RWA and capital requirements) at 31 March 2020 and assuming a Tier 1 capital ratio of 16-17%, WNZL would require a further NZ$2.1-$2.7 billion of Tier 1 capital to meet the new requirements that are fully effective in 2028.

In response to the impacts of COVID-19, and to support credit availability, the RBNZ has delayed the start date of the new capital regime by 12 months to 1 July 2021 and the RBNZ will consider further delays in 2021 if it considers that market conditions warrant it. Banks will be given up to seven years to comply.

RBNZ - Review under section 95 of the Reserve Bank of New Zealand Act 1989

In June 2019, in response to a review under section 95 of the Reserve Bank of New Zealand Act 1989 of WNZL’s compliance with advanced internal rating based aspects of the RBNZ’s ‘Capital Adequacy Framework (Internal Models Based Approach)’ (BS2B), WNZL presented the RBNZ with a submission providing an overview of its credit risk rating system and activities undertaken to address compliance issues and enhance risk management practices.

On 30 October 2019, the RBNZ informed WNZL that it had accepted the submission and measures undertaken by WNZL to achieve satisfactory compliance with BS2B, and that WNZL would retain its accreditation to use internal models for credit risk in the calculation of its regulatory capital requirements. With effect from 31 December 2019, the RBNZ removed the requirement imposed on WNZL since 31 December 2017 to maintain minimum regulatory capital ratios which were two percentage points higher than the ratios applying to other locally incorporated banks.

Review of the Reserve Bank of New Zealand Act

In November 2017, the New Zealand Government announced it would undertake a review of the Reserve Bank of New Zealand Act 1989 (RBNZ Review). The RBNZ Review will consist of two phases. The legislation for the recommended Phase 1 came into force on 1 April 2019.

Phase 2 of the RBNZ Review considers the overarching objectives of the RBNZ’s institutional governance and decision- making, the macro-prudential framework, the current prudential supervision model, trans-Tasman coordination, supervision and enforcement and resolution and crisis management. In December 2019, the New Zealand Government announced in-principle decisions on Phase 2. Changes include that Reserve Bank of New Zealand Act 1989 will be replaced with two separate Acts – an ‘Institutional Act’ and a ‘Deposit Takers Act’. Cabinet also confirmed that work will continue on a cross-agency process to develop an executive accountability regime for banks and insurers. A third round of consultation on the Phase 2 review is underway with extended timescales due to COVID-19. The submissions due date has been extended to 23 October 2020 with legislation now expected to be introduced in late 2020 and 2021.

Conduct of Financial Institutions Review

Following the developments and findings of the Financial Services Conduct and Culture Review and the Australian Royal Commission, the Financial Markets (Conduct of Institutions) Amendment Bill was introduced to Parliament on 11 December 2019. The Bill introduces a conduct licensing regime for banks, insurers and non-bank deposit takers and their intermediaries in respect of their conduct in relation to retail customers. The regime will require licensed institutions to comply with a fair conduct principle to treat consumers fairly, and establish, implement and maintain an effective fair conduct programme. It will also require institutions to comply with regulations that regulate incentives (including a prohibition on volume and value sales targets). The Bill is currently before the Select Committee.

Reform of Credit Contracts and Consumer Finance Legislation

The Credit Contracts Legislation Amendment Act received royal assent on 19 December 2019. The Act introduces a number of changes to the Credit Contracts and Consumer Finance Act, including new duties for directors and senior managers and increased penalties and statutory damages. The Act also introduces stricter requirements around suitability and affordability assessments as well as a cap for interest and fees of ‘high cost’ loans (being loans with annualised interest exceeding 50%). The Act will come into effect in stages from June 2020. The commencement date for new duties for directors and senior managers, and new requirements around suitability and affordability assessments, has been delayed by at least 6 months and will come into effect no earlier than 1 October 2021.

2020 Interim Financial Report	75

Directors’ report

Risk factors

Our business is subject to risks that can adversely impact our financial performance, financial condition and future performance. If any of the following risks occur, our business, prospects, reputation, financial performance or financial condition could be materially adversely affected, with the result that the trading price of our securities could decline and as a security holder you could lose all, or part, of your investment. You should carefully consider the risks described and the other information in this Interim Results Announcement and in our 2019 Annual Report before investing in our securities. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us.

Risks relating to our business

Outbreaks of communicable diseases or a pandemic like COVID-19 have had, and could in the future have, an adverse effect on the Group

The Group operates a large scale business and as part of the financial services industry delivers critical services which support the economy. The Group is vulnerable to the impacts of a communicable disease outbreak or a pandemic. The current and ongoing COVID-19 pandemic has disrupted, and will continue to disrupt, numerous industries and global supply chains, while measures to mitigate the severity of the pandemic, such as restrictions on businesses, venues, transport, movement and public gatherings of people, workplace closures, and the closure of public institutions such as schools and universities will negatively affect economic activity. We currently expect the COVID-19 pandemic to impact on our financial performance, among other adverse effects. At this time, however, it is not possible to estimate how long it will take to halt the spread of the virus or the longer term effects that the COVID-19 pandemic could have on the economy and Westpac’s business. The extent to which the COVID-19 pandemic impacts Westpac’s customers, business, financial performance and financial condition will depend on future developments which are evolving and highly uncertain.

The significant decrease in economic activity resulting from the COVID-19 pandemic has affected, and will continue, for an unpredictable time, to affect demand for Westpac’s products and services. We expect that the COVID-19 pandemic will result in increased impairments, defaults and write-offs, which are likely to be material, due to financial stress caused to Westpac’s customers and counterparties, particularly those in the transport, manufacturing, education, retail trade, entertainment and hospitality, travel, tourism, agriculture, food and beverage, commercial property, construction, consulting and financial services sectors. Westpac has increased its provisions for expected credit losses due to the impact of COVID-19, however, as the full impact of the pandemic is highly uncertain, it is possible that Westpac will need to further increase these provisions in the future. For more information refer to Note 10 to the financial statements in this 2020 Interim Financial Report.

The current COVID-19 pandemic has also resulted in declining asset values (see ‘Declines in asset markets could adversely affect our operations or profitability’) and volatility in global markets (see ‘We could suffer losses due to market volatility’ below). Further, adverse economic consequences may arise depending on how the COVID-19 pandemic progresses, potentially giving rise to a systemic economic shock (further information is set out below in ‘A systemic shock in relation to the Australian, New Zealand or other financial systems could have adverse consequences for Westpac or its customers or counterparties that would be difficult to predict and respond to’).

In response to the current COVID-19 pandemic, Westpac has provided support to its customers by implementing a range of initiatives, such as lowering interest rates on certain products, waiving certain fees and granting deferrals of loan repayments to customers affected by the COVID-19 pandemic. These initiatives together with the impact of the COVID-19 pandemic on our customers will likely have a negative impact on the Group’s financial performance and may see the Group assume a greater level of risk than it would have under ordinary circumstances. In addition, there is a risk that Governments or regulators require, or seek to require, banks (including Westpac) to provide further support and accommodation to customers impacted by the COVID-19 pandemic in the future. This could involve the Group being required to forego interest payments, forgive certain principal amounts owing on loans as well as limitations being placed on the Group’s ability to foreclose on loans and enforce security. If this were to occur, there would be a further adverse impact on the Group’s financial performance and level of risk assumed by the Group.

Actions taken by regulators in response to the COVID-19 pandemic have impacted and could in the future impact the Group. As an example, regulators in some overseas jurisdictions have exercised their powers to prevent banks from declaring dividends or undertaking share buy-backs. In New Zealand, the RBNZ made the decision to freeze the distribution of dividends on ordinary shares by all banks in New Zealand during the period of economic uncertainty caused by COVID-19. This prevents Westpac’s subsidiary Westpac New Zealand Limited from paying dividends and has a negative impact on Westpac’s Level 1 CET1 capital ratio.

It is possible that APRA will take a similar approach in the future and prevent Westpac from declaring dividends to its investors. While APRA has not yet taken such action, it has written to Australian banks (including Westpac) and outlined its expectation that they limit any dividends and discretionary capital distributions in the coming months. Further information about actions taken by our regulators in response to COVID-19 is outlined in ‘Significant Developments’. Further, the impact and potential future impact of an outbreak of a communicable disease or a pandemic (such as the COVID-19 pandemic) on the Group’s business, financial performance and financial condition may be such that the Group determines (independent of any regulatory guidance) that it is necessary to suspend or reduce dividend payments and/or other capital distributions.

76	2020 Interim Financial Report

Directors’ report

Westpac’s business activities and operations have been, and will be, disrupted by communicable disease outbreaks or pandemics (such as the COVID-19 pandemic). Westpac has been and may in the future be required to close workplaces and suspend providing services through certain offices, branches, ATMs or other channels. Any outbreak or pandemic may also negatively impact the ability of Westpac’s back-office, support functions and key suppliers to operate, in turn disrupting Westpac’s business and operations. The COVID-19 pandemic has to date resulted in offshore support centres and mortgage processing suppliers and other third party contractors being unable to provide services for a period of time. It has also required the closure of various Westpac and third party contractor support offices for periods of time including those situated in offshore jurisdictions, and may result in further disruptions to Westpac’s business activities and operations in the future.

During the period when a communicable disease outbreak or pandemic (such as the COVID-19 pandemic) is occurring, Westpac may need to temporarily adjust its risk appetites, policies or controls so that it can respond to the broader impacts of the pandemic and protect the wellbeing of staff. These temporary adjustments could have unforeseen consequences and may, depending on the outcome, expose the Group to increased regulatory oversight and/or regulatory action. Further, to respond to the impacts of an outbreak or pandemic (such as the COVID-19 pandemic) Westpac has been, and may in the future be, required to take steps or implement new measures in very short periods of time. Taking this type of action may increase the risk that an operational or compliance breakdown will occur, potentially leading to financial losses, impacts on customer service or regulatory or legal action.

Outbreaks of communicable diseases or pandemics (such as COVID-19), as with other large scale global events which have had a broad impact on the operation of economies around the world have had, and may in the future have, a negative impact on the Group’s business, prospects, financial performance and financial condition. There continues to be significant uncertainties associated with the COVID-19 pandemic, including with respect to the severity of the disease, the duration of the pandemic, actions that may be taken by governmental authorities and private businesses to attempt to contain the COVID-19 pandemic or to mitigate its impact and the potential for the COVID-19 pandemic to have longer term and lasting impacts on Westpac’s customers, business and operations. Westpac continues to monitor the situation and assess further possible implications, which could be material and adverse, to the Group’s business, prospects, financial performance and financial condition. The COVID-19 pandemic may also have the effect of heightening other risks described below.

Our businesses are highly regulated and we have been and could be adversely affected by changes in laws, regulations or regulatory policy

As a financial institution, we are subject to detailed laws and regulations in each of the jurisdictions in which we operate or obtain funding, including Australia, New Zealand, the United Kingdom, the United States and various jurisdictions in Asia and the Pacific. We are also supervised by a number of different regulatory and supervisory authorities which have broad administrative powers over our businesses.

The Group’s business, prospects, reputation, financial performance and financial condition has been, and could in the future be affected by changes to law and regulation, changes to policies and changes in the supervisory activities and expectations of our regulators. The Group is currently operating in an environment where there is increased scrutiny of the financial services sector and specifically, increased scrutiny of financial services providers by regulators. In this environment, the Group faces increasing supervision and regulation in the jurisdictions in which we operate or obtain funding. There has also been an increase in the pace and scope of regulatory change.

Regulatory change has directly and adversely affected the Group’s financial condition and financial position, and this dynamic could continue into the future. In recent years, laws have been introduced that required Westpac to maintain increased levels of liquidity and hold higher levels of, and better quality, capital and funding. Regulation also affects the way we operate our business. Regulation could require us to change our existing business models (including by imposing restrictions on the types of businesses we can conduct or the way in which we conduct those businesses) or amend our corporate structure.

Policy makers and regulators have also developed and implemented a range of regulations that affect how we provide products and services to our customers. Laws have been introduced that further regulate our ability to provide products and services to certain customers and that require us to alter our product and service offerings. Our ability to set prices for certain products and services may also be impacted by future regulation.

Regulatory changes have affected, and could in the future, adversely affect one or more of our businesses, restrict our flexibility, require us to incur substantial costs, impact the profitability of one or more of our business lines, result in the Group being unable to increase or maintain market share and/or create pressure on our margins and fees, any of which could adversely affect our business, prospects, financial performance or financial condition.

There are numerous sources of regulatory change that could affect our business. In some cases, changes to regulation are driven by international bodies, such as the Basel Committee on Banking Supervision (BCBS). Regulatory change may also flow from reviews and inquiries commissioned by Governments or regulators. These reviews and commissions of inquiry may lead to, and in some cases already have led to, substantial regulatory change or investigations, which could have a material impact on our business, prospects, reputation, financial performance or financial condition.

It is also possible that governments or regulators in jurisdictions in which we operate or obtain funding might revise their application of existing regulatory policies that apply to, or impact, our business (including by instituting macro-prudential limits on lending). Regulators or governments may take this action for a variety of reasons, including for reasons relating to national interest and/or systemic stability.

Regulatory changes and the timing of their introduction continue to evolve and we manage our businesses in the context of regulatory uncertainty and complexity. The nature and impact of future changes are not predictable and are beyond our control. Regulatory compliance and the management of regulatory change are an important part of our planning processes. We expect that we will continue to invest significantly in compliance and the management and implementation of regulatory change and, at the same time, significant management attention and resources will be required to update existing or implement new processes to comply with new regulations (such as obligations to provide certain data and information to regulators) or new interpretations of existing laws or regulations.

2020 Interim Financial Report	77

Directors’ report

The Group’s ability to successfully implement and manage regulatory change has been, and will in the future be, impacted by the current and ongoing COVID-19 pandemic or similar pandemics or outbreaks of communicable diseases. This has caused (and may in the future cause) significant disruptions and delays to regulatory change management projects, increasing the risk that the Group will be non-compliant with new regulation at the time it comes into effect. The Governmental responses to COVID-19 have seen the introduction of a significant body of new legislation, regulations and orders, the impact of which, together with an uncertain environment, are not necessarily foreseeable and may increase compliance risks. This body of new legislation, regulations and orders may also result in the Group incurring significant additional costs.

The failure of the Group to appropriately manage and implement regulatory change, including by failing to implement effective processes to comply with new regulations, has, in some instances, resulted in, and could in the future result in, the Group failing to meet a compliance obligation. Further information about the consequences of failing to meet a compliance obligation is set out in the section titled ‘Our businesses are highly regulated and we have been or could be adversely affected by failing to comply with laws, regulations or regulatory policy’ below.

Another consideration in managing regulatory change arises when regulation is introduced in one jurisdiction in which we operate that conflicts with the way it is introduced in other jurisdictions in which we operate.

For further information about regulatory changes affecting the Group, refer to ‘Significant Developments’ and our 2019 Annual Report (specifically in the ‘Significant Developments’ section and the sections ‘Critical accounting assumptions and estimates’ and ‘Future developments’ in Note 1 to the financial statements).

Our businesses are highly regulated and we have been or could be adversely affected by failing to comply with laws, regulations or regulatory policy

We are responsible for ensuring that we comply with all applicable legal and regulatory requirements and industry codes of practice in the jurisdictions in which we operate or obtain funding, as well as meeting our ethical standards.

The Group is subject to compliance risk, which is the risk of legal or regulatory sanction or financial or reputational loss, arising from our failure to abide by the compliance obligations required of us. This risk is exacerbated by the increasing complexity and volume of regulation and can also arise where we interpret our obligations and rights differently to our regulators or a Court, tribunal or other body. The potential for this to occur is heightened in circumstances where regulation is new, untested or not accompanied by extensive regulatory guidance or where a Court, tribunal or other body interprets regulation differently to such regulatory guidance.

The Group employs a compliance management system which is designed to identify, assess and manage compliance risk. While this system is currently in place, it has not always been, and may not in the future be, effective. Breakdowns have and may occur in this system due, for example, to flaws in the design of controls or processes. This has resulted in, and may in the future result in, potential breaches of our compliance obligations, as well as poor customer outcomes. The risk of a breakdown occurring is heightened by the COVID-19 pandemic. The pandemic has resulted in large numbers of the Group’s staff and the staff of our third party contractors working remotely and these distributed working arrangements may have a negative impact on the effectiveness of some of the Group’s compliance controls and monitoring processes.

The Group also depends on its employees, contractors, agents, authorised representatives and external service providers to ‘do the right thing’ for it to meet its compliance obligations. Inappropriate conduct by these individuals, such as neglecting to follow a policy or engaging in misconduct, has and could result in poor customer outcomes and a failure by the Group to comply with its compliance obligations.

The distributed workforce arrangements employed in response to the COVID-19 pandemic may heighten the risk that policies will not be complied with, in turn leading to potential compliance breaches. This could occur because of deliberate actions taken by staff or it could occur inadvertently, with staff not realising how a policy applies in a remote working environment (particularly in relation to the use of technology and the protection of data and privacy).

The Group’s failure, or suspected failure, to comply with a compliance obligation could lead to a regulator commencing surveillance or an investigation into the Group. The Group is currently subject to investigations and reviews by regulators (refer to ‘Significant Developments’ and Note 14 to the financial statements in this 2020 Interim Financial Report for more details), with the intensity of these reviews and investigations increasing. The Group has, and may need to continue, to devote significant business resources and incur substantial costs to respond to these reviews and investigations, and this may have an adverse effect on Westpac’s business, operations and financial performance.

Depending on the circumstances, regulatory reviews and investigations have in the past and may in the future ultimately result in a regulator taking administrative or enforcement action against the Group and/or its representatives. Regulators could seek to pursue civil or criminal proceedings, seeking substantial fines, civil penalties or other enforcement outcomes. In addition, the failure or alleged failure of our competitors to comply with their obligations has led, and could in the future lead, to increased regulatory scrutiny across the financial services sector.

In many cases, our regulators have very broad powers. For example, under the Banking Act 1959 (Cth), APRA can, in certain circumstances, issue a direction to us (such as a direction to comply with a prudential requirement, to conduct an audit, to remove a Director, executive officer or employee, to take remedial action or not to undertake transactions) or disqualify an ‘Accountable Person’ under the Banking and Executive Accountability Regime.

APRA also has the power to require us to hold additional capital, which they have exercised against the Group. For example, APRA imposed a $500 million overlay to our operational risk capital requirement following the completion of our self-assessment into our frameworks and practices in relation to governance, culture and accountability. APRA also required us to hold an additional $500 million overlay following the commencement of civil penalty proceedings by AUSTRAC, citing Westpac’s heightened operational risk profile. If the Group incurs additional capital overlays in the future it may need to raise additional capital which could have an adverse impact on our business, prospects, financial performance and financial condition.

78	2020 Interim Financial Report

Directors’ report

The recent political and regulatory environment that the Group is operating in has also seen (and may in the future see) our regulators receive new powers. As an example, ASIC recently received the power to make orders that prevent issuers of financial products from engaging in certain conduct. This environment has also seen legislation passed that materially increases the penalties that can be imposed for corporate and financial sector misconduct. In particular, ASIC can commence civil penalty proceedings and seek significant civil penalties against an Australian Financial Services licensee (such as Westpac) for failing to do all things necessary to ensure that financial services provided under the licence are provided efficiently, honestly and fairly. The Group may also face significant penalties for failing to comply with other obligations, such as those provided for under the recently legislated Consumer Data Right. This trend towards increasingly severe penalties for failing to meet compliance obligations could continue in the future and be expanded into other areas of regulation that the Group is subject to. Changes may also occur in the oversight approach of regulators, which could result in a regulator preferring its enforcement powers over a more consultative approach. In recent years, there have been significant increases in the nature and scale of regulatory investigations, enforcement actions and the quantum of fines issued by global regulators.

This dynamic is apparent, with ASIC previously committing to conducting more enforcement actions against large financial institutions and adopting a ‘why not litigate?’ enforcement policy position.

APRA has publicly committed to a revised approach to enforcement as well. APRA has indicated that it will use enforcement where appropriate to prevent and address serious prudential risks and hold entities and individuals to account.

The way in which regulators supervise and monitor institutions that they regulate has also changed in recent times. A key example of this is the ‘Close and Continuous Monitoring’ (CCM) program, which has involved ASIC staff conducting onsite reviews of these institutions, including Westpac. Westpac has had three onsite reviews completed as part of the CCM program.

While ASIC, APRA and other regulators have indicated that their immediate focus is on responding to the impacts of the current COVID-19 pandemic and that they may pause or delay certain enforcement, supervisory activities or monitoring activities (including onsite reviews under the CCM program), the longer term trend towards enhanced supervision and monitoring and greater enforcement activity remains.

It is also possible that there will be a shift in the nature of enforcement proceedings commenced by regulators. As well as conducting more civil penalty proceedings, our regulators may be more likely to bring criminal proceedings against institutions and/or their representatives in the future. Alternatively, regulators may elect to make criminal referrals to the Commonwealth Department of Public Prosecutions or other prosecutorial bodies.

The provision of broad new powers to regulators, coupled with the increasingly active supervisory and enforcement approaches adopted by them, has increased the prospect of adverse regulatory action being brought against the Group. Further, the severity and consequences of that action are now greater, given the expansion of penalties for corporate and financial sector misconduct.

The current and ongoing COVID-19 pandemic also has the potential to complicate the Group’s dealings with its regulators in a number of ways. In particular, disruptions to Westpac’s business, operations, third party contractors and suppliers resulting from the pandemic increase the risk that Westpac will not be able to satisfy prior commitments made to regulators about improving processes and/or addressing outstanding issues, potentially increasing the prospect of a regulator taking adverse action against the Group.

Regulatory action commenced against the Group has exposed and may in the future expose the Group to an increased risk of litigation brought by third parties (including through class action proceedings), which may require the Group to pay compensation to third parties and/or undertake further remediation activities.

Regulatory investigations, inquiries, litigation, fines, penalties, infringement notices, revocation, suspension or variation of conditions of relevant regulatory licences or other enforcement or administrative action or agreements (such as enforceable undertakings) could, either individually or in aggregate with other regulatory action, adversely affect our business, prospects, reputation, financial performance or financial condition. For further details about regulatory matters that may affect the Group, refer to ‘Significant Developments’.

The failure to comply with financial crime obligations could have an adverse effect on our business and reputation

The Group is subject to anti-money laundering and counter-terrorism financing (AML/CTF) laws, anti-bribery and corruption laws, economic and trade sanctions laws and tax transparency laws in the jurisdictions in which it operates. These laws can be complex and, in some circumstances, impose a diverse range of obligations. As a result, the environment in which the Group operates has heightened operational and compliance risks. For example, AML/CTF laws require Westpac and other regulated institutions to (amongst other things) undertake applicable customer identification procedures, conduct ongoing and enhanced due diligence on customers, maintain and comply with an AML/CTF program and undertake ongoing risk assessments. AML/CTF laws also require Westpac to report certain matters and transactions to regulators (including in relation to International Funds Transfer Instructions, Threshold Transaction Reports and Suspicious Matter Reports) and ensure that certain information is not disclosed to third parties in a way that would contravene the ‘tipping off’ provisions in AML/CTF legislation.

In recent years there has been increased focus on compliance with financial crime obligations, with regulators around the globe commencing large-scale investigations and taking enforcement action where they have identified non-compliance (often seeking significant monetary penalties). Further, due to the large number of customers that the Group serves, and the large volume of transactions that the Group processes, the undetected failure or the ineffective implementation, monitoring or remediation of a system, policy, process or control (including in relation to a regulatory reporting obligation) has, and could in the future result in, a significant number of breaches of AML/CTF obligations. This in turn could lead to significant monetary penalties.

While the Group has systems, policies, processes and controls in place that are designed to manage its financial crime obligations (including its reporting obligations), these have not always been, and may not in the future always be effective. This could be the case for a range of reasons, including, for example, a deficiency in the design of a control or a technology related failure.

2020 Interim Financial Report	79

Directors’ report

The Group is currently undertaking a significant multi-year program of work that is required to strengthen areas of control weaknesses in its financial crime management framework (including in relation to important aspects of its money laundering and terrorism financing risk assessments and governance) and rectify the management of this risk. For further information, refer to ‘Significant Developments’.

As part of these efforts, Westpac has identified deficiencies in certain systems and controls relevant to its obligation to file TTRs. This has, over a number of years, resulted in instances where the Group has failed to report TTRs, as well as instances where the Group filed TTRs with incomplete or inaccurate information.

The Group has self-reported these TTR deficiencies to AUSTRAC and is keeping AUSTRAC apprised of the status of its investigations. To date, this remediation has involved the late reporting of 17,870 TTRs to AUSTRAC. Additionally, there are multiple TTR reporting scenarios which based on the preliminary analysis undertaken to date (which has not been finally quantified or resolved), could amount to an estimated 60,000 to 90,000 TTRs that have not been reported to AUSTRAC.

Although the Group provides updates to AUSTRAC and the Group’s other regulators on its remediation and program update activities, there is no assurance that AUSTRAC or the Group’s other regulators will agree that its remediation and program update activities will be adequate or effectively enhance the Group’s compliance programs.

If we fail, or where we have failed, to comply with these financial crime obligations, we could face regulatory enforcement action such as litigation, significant fines, penalties and the revocation, suspension or variation of licence conditions, such as the civil penalty proceedings brought by AUSTRAC against Westpac on 20 November 2019 in relation to alleged contraventions of the Anti-Money Laundering and Terrorism Financing Act 2006 (Cth). Further information on the AUSTRAC proceedings and other financial crime matters is set out in ‘Significant Developments’. For information regarding the provision made for Westpac’s potential penalty in relation to these proceedings, refer to Note 14 to the financial statements in this 2020 Interim Financial Report.

Non-compliance or alleged non-compliance with our obligations pertaining to the prevention of financial crime and public disclosure have also resulted in, and could lead to regulatory proceedings or other litigation commenced by third parties, (including Australian, US or other class action proceedings) and regulatory action in non-Australian jurisdictions in which we operate. Any such litigation or proceeding could cause significant financial and reputational damage to us. Reputational damage could result in the loss of customers or restrict the Group’s ability to access capital markets on favourable terms, which could have a material adverse effect on the Group’s business, reputation, results of operation and financial condition. Furthermore, any such material adverse effect could harm the Group’s credit ratings. Previous enforcement action by AUSTRAC against other institutions has resulted in a range of outcomes, depending on the nature and severity of the relevant conduct and its consequences, including substantial financial penalties.

Reputational damage could harm our business and prospects

Our ability to attract and retain customers and our prospects could be adversely affected if our reputation is damaged.

Reputation risk is the risk of loss of reputation, stakeholder confidence or public trust and standing. It arises where there are differences between stakeholders’ current and emerging perceptions, beliefs and expectations and our past, current and planned activities, processes, performance and behaviours.

There are various potential sources of reputational damage. Westpac’s reputation may be damaged where any of its service levels, products, policies, processes, practices or behaviours results, or is perceived to result, in a negative outcome for a customer or a class of customers. Other potential sources of reputational damage include the failure to effectively manage risks in accordance with our risk management frameworks, failure to comply with legal and regulatory requirements, enforcement or supervisory action taken by regulators, adverse findings from regulatory reviews (including Westpac-specific and industry-wide reviews), failure or perceived failure to adequately respond to external community needs, environmental, social and ethical issues, failure of information security systems, technology failures, security breaches and inadequate record keeping which may prevent Westpac from demonstrating that a past decision was appropriate at the time it was made.

Westpac may suffer reputational damage where its conduct, practices, behaviours or business activities do not align with the evolving standards and expectations of the community, our customers, our regulators and/or other stakeholders. As these expectations may exceed the standard required in order to comply with the law, Westpac may incur reputational damage even where it has met its legal obligations. Our reputation could also be adversely affected by the actions of the financial services industry in general or from the actions of our competitors, customers, suppliers, joint-venture partners, strategic partners, other counterparties and accredited data recipients that the Group provides customer data to under Australia’s ‘Open Banking’ regime.

Further, the risk of reputational damage may be heightened by factors such as the increasing use of social media or the increasing prevalence of interest groups which seek to publicly challenge the Group’s strategy or approach to aspects of its business.

Failure, or perceived failure, to appropriately address issues that could or do give rise to reputational risk have, and could in the future, also impact the regulatory change agenda, give rise to additional legal risk, subject us to regulatory investigations, regulatory enforcement actions, fines and penalties or litigation brought by third parties (including class actions), require us to remediate and compensate customers and incur remediation costs or harm our reputation among customers, investors and the marketplace. This could lead to loss of business which could adversely affect our business, prospects, financial performance or financial condition.

80	2020 Interim Financial Report

Directors’ report

The Royal Commission has led to, and may continue to lead to, regulatory enforcement activity, litigation and changes in laws, regulations or regulatory policy, and has resulted in, and may continue to result in, ongoing reputational damage to the Group, all of which has and may continue to have an adverse effect on our business and prospects

The Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry investigated (amongst other things) whether any conduct, practices, behaviours or business activities engaged in by financial services entities amounted to potential misconduct or fell below community standards and expectations.

These investigations (including the public hearings, submissions, evidence and findings of the Royal Commission) had, and may continue to have, an adverse impact on the Group’s reputation and potentially the financial performance of the Group’s businesses. In addition, the case studies considered by the Royal Commission, and the Royal Commission’s findings, have led, and may in the future lead, to regulators commencing investigations and/or enforcement action against financial institutions (including the Group). This environment has also resulted in an increase in class actions or other litigation being commenced by the Group’s customers, including in relation to matters raised at the Royal Commission. For further information about this risk, refer to the section titled ‘We have and could suffer losses due to litigation (including class action proceedings)’ below.

In addition, the recommendations made in the Final Report of the Commission have resulted and will, depending on how its recommendations are implemented, result in further changes to legislation, and further influence the policies and practices of our regulators. In some instances, this has already had, and may continue to have in the future, an adverse effect on our business, prospects, financial performance or financial condition.

The Royal Commission has also led to increased political or regulatory scrutiny of the financial industry in New Zealand, and may continue to do so.

We have and could suffer losses due to litigation (including class action proceedings)

The Group (and individual entities within the Group) may, from time to time, be involved in legal proceedings, regulatory actions or arbitration arising from the conduct of their business and the performance of their legal and regulatory obligations. Proceedings could be commenced against the Group by a range of potential plaintiffs, such as our customers, shareholders, suppliers and counterparties. These plaintiffs may commence proceedings individually or they may commence class action proceedings.

In recent years, there has been a substantial increase in the number of class action proceedings brought against financial services companies (and other organisations more broadly), many of which have resulted in significant monetary settlements. The risk of class action proceedings being commenced is heightened by findings from regulatory investigations or inquiries (such as the Royal Commission into Misconduct in the Financial Services Industry), adverse media, an adverse judgment or the settlement of proceedings brought by a regulator. Furthermore, there is a risk that class action proceedings commenced against a competitor could lead to similar class action proceedings being commenced against the Group.

The growth in third party litigation funding in Australia has also contributed to a recent increase in the number of class actions being commenced in Australia. This trend may continue in light of recent court judgments which have clarified the courts’ approach to liability and loss on certain types of class action claims. This clarification may encourage plaintiffs, law firms and funders to bring and maintain class action proceedings, as well as potentially improve the ability of plaintiffs to establish certain types of class action claims.

From time to time, class action proceedings are commenced against the Group. For further information about class action proceedings that the Group is currently involved in, refer to Note 14 to the financial statements in this 2020 Interim Financial Report.

Litigation (including class action proceedings) may, either individually or in aggregate, adversely affect the Group’s business, operations, prospects, reputation or financial condition. This risk is heightened by the recent increases in the severity of penalties for certain breaches of the law. Such matters are subject to many uncertainties (for example, the outcome may not be able to be predicted accurately). Furthermore, the Group’s ability to respond to and defend litigation may be adversely affected by inadequate record keeping.

Depending on the outcome of any litigation, the Group may be required to comply with broad court orders, including compliance orders, enforcement orders or otherwise pay money such as damages, fines, penalties or legal costs.

The Group’s material provisions and contingent liabilities are described in Note 14 to the financial statements in this 2020 Interim Financial Report. There is a risk that the actual penalty paid following a settlement or determination by a Court in relation to any legal proceedings may be materially higher or lower than the amount of any provision or that any contingent liabilities may be larger than anticipated. This may occur in a wide range of situations, for example where the scope of existing litigation against the Group is expanded by the addition of further claims or causes of action. Further, there is a risk that additional litigation or other contingent liabilities may arise, all of which could adversely affect our business, prospects, reputation, financial performance or financial condition.

We have suffered and could in the future suffer information security risks, including cyberattacks

The proliferation of new technologies, the increasing use of the internet and telecommunications to conduct financial transactions and the growing sophistication and activities of attackers (including organised crime and state-sponsored actors) have resulted in increased information security risks for major financial institutions such as Westpac and our external service providers. The COVID-19 pandemic has exacerbated these risks by requiring a significant number of Westpac staff and third party contractors to work remotely or from alternative work sites, with these working arrangements potentially providing additional opportunities for malicious cyber actors to exploit.

2020 Interim Financial Report	81

Directors’ report

While Westpac has systems in place to protect against, detect and respond to cyberattacks, these systems have not always been, and may not in the future always be effective. There can be no assurance that we will not suffer losses from cyberattacks or other information security breaches. The Group may not be able to anticipate and prevent a cyberattack, or it may not be able to implement effective measures to respond to a cyberattack in progress. Further, there is a risk that the Group will not be able to rectify or minimise the damage resulting from a cyberattack.

If the Group is subject to a successful cyberattack, technology systems might fail to operate properly or become disabled and it could result in the unauthorised release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of the Group, its employees, customers or third parties or otherwise adversely impact network access, business operations or availability of services.

In addition, as cyber threats continue to evolve, we may be required to expend significant additional resources to modify or enhance our systems or to investigate and remediate any vulnerabilities or incidents.

Our operations rely on the secure processing, storage and transmission of information on our computer systems and networks, and the systems and networks of external suppliers. Although we implement measures to protect the security, integrity and confidentiality of our information, there is a risk that the computer systems, software and networks on which we rely may be subject to security breaches, unauthorised access, malicious software, external attacks or internal breaches that could have an adverse impact on our confidential information or that of our customers and counterparties.

Major banks in other jurisdictions have suffered security breaches from sophisticated cyberattacks. Our external service providers, and other parties that facilitate our business activities and financial platforms and infrastructure (such as clearing houses, payment systems and exchanges) are also subject to the risk of cyberattacks. Any such security breach could result in the loss of customers and business opportunities, significant disruption to Westpac’s operations, misappropriation of Westpac’s confidential information and/or that of our customers and damage to Westpac’s computers or systems and/or those of our customers. Such a security breach could also result in reputational damage, claims for compensation and regulatory investigations and penalties, which could adversely affect our business, prospects, financial performance or financial condition.

Our risk and exposure to such threats remains heightened because of the evolving nature of technology, Westpac’s prominence within the financial services industry, the prominence of our customers (including those in the government, mining and health sectors), increasing obligations to make data and information available to external third parties and our plans to continue to improve and expand our internet and mobile banking infrastructure.

We could suffer losses due to technology failures or our inability to appropriately manage and upgrade our technology

The reliability, integrity and security of our information and technology is crucial in supporting our customers’ banking requirements and meeting our compliance obligations and our regulators’ expectations.

While the Group has a number of processes in place to provide for and monitor the availability and recovery of our systems, there is a risk that our information and technology systems might fail to operate properly or become disabled, including as a result of events that are wholly or partially beyond our control. As an example, in response to the COVID-19 pandemic, more Westpac staff and third party contractors are required to work remotely or from alternative work sites, which may put additional stress on Westpac’s information technology infrastructure and systems. Similarly, the COVID-19 pandemic and the measures implemented by Governments to mitigate its spread are likely to result in increased demand being placed on critical national technology and communications infrastructure which the Group relies on. This could adversely impact the reliability of such infrastructure and increase the risk that our technology systems will not be able to operate properly or will become disabled for a period of time.

If we incur a technology failure we may fail to meet a compliance obligation (such as the obligation to retain records and data for requisite periods of time), or our customers may be adversely affected. This could potentially result in reputational damage, remediation costs and a regulator commencing an investigation and/or taking administrative or enforcement action against us. The overuse or overreliance on legacy or outdated systems may heighten the risk of a technology failure occurring.

Further, in order to continue to deliver new products and services to customers, comply with our regulatory obligations (such as obligations to report certain data and information to regulators) and meet the ongoing expectations of our regulators and our customers, we need to regularly renew and enhance our technology. We are constantly managing technology projects including projects to upgrade our technology platforms, consolidate technology platforms, simplify and enhance our technology and operations environment, assist us to comply with legal obligations, improve productivity and provide for a better customer experience. Failure to implement these projects or manage associated change effectively could result in cost overruns, unrealised productivity, operational instability, failure to meet compliance obligations, reputational damage and/or result in the loss of market share to competitors. In turn, this could place us at a competitive disadvantage and adversely affect our business, prospects, financial performance or financial condition.

Adverse credit and capital market conditions or depositor preferences may significantly affect our ability to meet funding and liquidity needs and may increase our cost of funding

We rely on deposits, and credit and capital markets, to fund our business and as a source of liquidity. Our liquidity and costs of obtaining funding are related to credit and capital market conditions.

Global credit and capital markets can experience periods of extreme volatility, disruption and decreased liquidity. While there can be extended periods of stability in these markets, the environment remains unpredictable as evidenced by the Global Financial Crisis and the systemic impacts from the COVID-19 pandemic. The main risks we face are damage to market confidence, changes to the access and cost of funding and a slowing in global activity or other impacts on entities with whom we do business.

82	2020 Interim Financial Report

Directors’ report

As of 31 March 2020, approximately 29% of our total funding originated from domestic and international wholesale markets. Of this, around 68% was sourced outside Australia and New Zealand. Customer deposits provide around 63% of total funding. Customer deposits held by Westpac are comprised of both term deposits which can be withdrawn after a certain period of time and at call deposits which can be withdrawn at any time.

A shift in investment preferences could result in deposit withdrawals by customers which could increase our need for funding from other, potentially less stable, or more expensive, forms of funding.

If market conditions deteriorate due to economic, financial, political or other reasons (including the current and ongoing COVID-19 pandemic), there may also be a loss of confidence in bank deposits and we could experience unexpected deposit withdrawals. In this situation our funding costs may be adversely affected and our liquidity and our funding and lending activities may be constrained and our financial solvency threatened.

If our current sources of funding prove to be insufficient, we may be forced to seek alternative financing. The availability of such alternative financing, and the terms on which it may be available, will depend on a variety of factors, including prevailing market conditions, the availability of credit, our credit ratings and credit market capacity. Even if available, these alternatives may be more expensive or on unfavourable terms, which could adversely affect our financial performance, liquidity, capital resources or financial condition. There is no assurance that we will be able to obtain adequate funding, do so at acceptable prices, or that we will be able to recover any additional costs.

If Westpac is unable to source appropriate funding, we may also be forced to reduce our lending or begin selling liquid securities. Such actions may adversely impact our business, prospects, liquidity, capital resources, financial performance or financial condition. If Westpac is unable to source appropriate funding for an extended period, or if it can no longer sell liquid securities, there is a risk that Westpac will be unable to pay its debts as and when they become due and payable.

Westpac enters into collateralised derivative obligations, which may require Westpac to post additional collateral based on movements in market rates, which has the potential to adversely affect Westpac’s liquidity or ability to use derivative obligations to hedge its interest rate, currency and other financial instrument risks.

For a more detailed description of liquidity risk, refer to ‘Funding and liquidity risk’ in Note 21 to the financial statements in our 2019 Annual Report.

Sovereign risk may destabilise financial markets adversely

Sovereign risk is the risk that governments will default on their debt obligations, will be unable to refinance their debts as they fall due or will nationalise parts of their economy including assets of financial institutions such as Westpac. Sovereign defaults could negatively impact the value of our holdings of high quality liquid assets. There may also be a cascading effect to other markets and countries, the consequences of which, while difficult to predict, may be similar to or worse than those experienced during the Global Financial Crisis. Such an event could destabilise global financial markets, adversely affecting our liquidity, financial performance or financial condition.

Failure to maintain credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets

Credit ratings are independent opinions on our creditworthiness. Our credit ratings can affect the cost and availability of our funding from capital markets and other funding sources and they may be important to customers or counterparties when evaluating our products and services. Therefore, maintaining strong credit ratings is important.

The credit ratings assigned to us by rating agencies are based on an evaluation of a number of factors, including our financial strength, the quality of our governance, structural considerations regarding the Australian financial system and the credit rating of the Australian Sovereign. A credit rating downgrade could be driven by a downgrade of the Australian Sovereign, the occurrence of one or more of the other risks identified in this section or by other events including changes to the methodologies used by the rating agencies to determine ratings.

The current and ongoing economic impacts of the COVID-19 pandemic have affected Westpac’s credit ratings and may continue to do so in the future. Credit rating agency Fitch recently downgraded its short-term and long-term ratings for the major Australian banks (including Westpac) by one notch, to A+ (from AA-) and F1 (from F1+) respectively, citing the significant economic consequences for Westpac’s core markets of Australia and New Zealand caused by the actions taken by governments to try and slow the spread of COVID-19. Fitch has maintained the rating outlook for the major Australian banks as “negative”, reflecting the major downside risk to Fitch’s economic outlook in light of the evolving global situation. S&P Global Ratings also revised its outlook for Westpac’s long-term issuer credit rating to ‘negative’, mirroring a similar change to their outlook for the Australian Sovereign. As the economic impacts from the COVID-19 pandemic continue, there is a risk that there will be further negative movement in our credit ratings.

A downgrade or series of downgrades to our credit ratings could have an adverse effect on our cost of funds and related margins, collateral requirements, liquidity, competitive position and our access to capital markets. The extent and nature of these impacts would depend on various factors, including the extent of any ratings change, whether our ratings differ among agencies (split ratings) and whether any ratings changes also impact our competitors or the sector.

2020 Interim Financial Report	83

Directors’ report

A systemic shock in relation to the Australian, New Zealand or other financial systems could have adverse consequences for Westpac or its customers or counterparties that would be difficult to predict and respond to

There is a risk that a major systemic shock could occur that causes an adverse impact on the Australian, New Zealand or other financial systems.

During the past decade the financial services industry and capital markets have been, and may continue to be, adversely affected by market volatility, global economic conditions, external events, geopolitical instability (such as threats of or actual conflict occurring around the world), and political developments. In particular, the economic impacts from the COVID-19 pandemic could be significant for the global economy including Australia and New Zealand.

Any such market and economic disruptions could adversely affect financial institutions such as Westpac because consumer and business spending may decrease, unemployment may rise and demand for the products and services we provide may decline, thereby reducing our earnings. These conditions may also affect the ability of our borrowers to repay their loans or our counterparties to meet their obligations, causing us to incur higher credit losses and affect investors’ willingness to invest in the Group. These events could also result in the undermining of confidence in the financial system, reducing liquidity, impairing our access to funding and impairing our customers and counterparties and their businesses. If this were to occur, our business, prospects, financial performance or financial condition could be adversely affected.

The nature and consequences of any such event are difficult to predict and there can be no certainty that we could respond effectively to any such event.

Declines in asset markets could adversely affect our operations or profitability

Recent and future declines in Australian, New Zealand or other asset markets, including equity, residential and commercial property and other asset markets have adversely affected, and could in the future adversely affect, our operations and profitability.

Declining asset prices also impact our wealth management business. Earnings in our wealth management business are, in part, dependent on asset values because we typically receive fees based on the value of securities and/or assets held or managed. A decline in asset prices could negatively impact the earnings of this business.

Declining asset prices could also impact customers and counterparties and the value of security (including residential and commercial property) we hold against loans and derivatives. This may impact our ability to recover amounts owing to us if customers or counterparties were to default. It may also affect our level of provisioning which in turn impacts our profitability and financial condition.

Our business is substantially dependent on the Australian and New Zealand economies

Our revenues and earnings are dependent on economic activity and the level of financial services our customers require. In particular, lending is dependent on various factors including economic growth, business investment, business and consumer sentiment, levels of employment, interest rates, asset prices and trade flows in the countries in which we operate.

We conduct the majority of our business in Australia and New Zealand and, consequently, our performance is influenced by the level and cyclical nature of lending in these countries. These factors are in turn impacted by both domestic and international economic conditions, natural disasters and political events, and in particular, at present, are being impacted by the current and ongoing COVID-19 pandemic (see ‘Outbreaks of communicable diseases or a pandemic like COVID-19 have had, and could in the future have, an adverse effect on the Group’ above).

A significant decrease in Australian and New Zealand housing valuations and commercial property valuations could adversely impact our home lending activities because borrowers with loans in excess of their property value show a higher propensity to default. In the event of defaults our security may be eroded, causing us to incur higher credit losses. The demand for our home lending products may also decline due to adverse changes in tax legislation (such as changes to tax rates, concessions or deductions), regulatory requirements or other buyer concerns about decreases in values.

Adverse changes to economic and business conditions in Australia and New Zealand and other countries such as China, India, Japan and the US could also adversely affect the Australian economy and our customers. In particular, due to the current economic relationship between Australia and China, particularly in the mining and resources sectors, a slowdown in China’s economic growth, including as the result of the implementation of tariffs or other protectionist trade measures, could negatively impact the Australian economy. Changes in commodity prices, Chinese government policies and broader economic conditions could, in turn, result in reduced demand for our products and services and affect the ability of our borrowers to repay their loans. If this were to occur, it could negatively impact our business, prospects, financial performance or financial condition.

Monetary policy can also significantly affect the Group. Interest rate settings (including low or negative rates), as well as other actions taken by central banks (such as quantitative easing), may adversely affect our cost of funds, the value of our lending and investments and our margins. Monetary policies also impact the broader economic conditions of the various jurisdictions that the Group operates or obtains funding in. These policies could affect demand for our products and services and/or have a negative impact on the Group’s customers and counterparties, potentially increasing the risk that they will default on their obligations to the Group. All of these factors could adversely affect our business, prospects, financial performance or financial condition.

84	2020 Interim Financial Report

Directors’ report

An increase in defaults in credit exposures could adversely affect our liquidity, capital resources, financial performance or financial condition

Credit risk is the risk of financial loss where a customer or counterparty fails to meet their financial obligations to Westpac. It is a significant risk and arises primarily from our lending activities.

We establish provisions for credit impairment based on current information and our expectations. If economic conditions deteriorate outside of our expectations, some customers and/or counterparties could experience higher levels of financial stress and we may experience a significant increase in defaults and write-offs, and be required to increase our provisioning. Such events would diminish available capital and could adversely affect our liquidity, capital resources, financial performance or financial condition.

These risks are heightened due to the current COVID-19 pandemic which has negatively impacted economic activity and caused a wide range of customer segments to experience financial stress. To combat the spread of the COVID-19 pandemic, and in some cases, in response to government mandates to close businesses, many of Westpac’s customers have ceased or substantially reduced their operations for an indeterminate period of time. In addition, individuals may have been laid off, be unable to work, or have fewer hours of work as a result of ceased or reduced business operations. Westpac has received requests for assistance from both businesses and individual customers who have been affected, and Westpac has implemented a range of initiatives to support them. These initiatives have included granting principal and interest repayment holidays and interest capitalisation to certain affected customers. These initiatives will likely have a negative impact on the Group’s financial performance and may see the Group assume a greater level of risk than it would have under ordinary circumstances.

The longer-term impact of the COVID-19 pandemic on our customers and the number and extent of defaults or impairments is uncertain, given the shape and timing of the recovery, the influence of significant government assistance packages on economic activity and the potential for consumers to demonstrate changed behaviour even after the COVID-19 pandemic is over. For example, consumers may decrease their discretionary spending on a permanent or long-term basis meaning certain industries may take longer to recover.

For further information see ‘Outbreaks of communicable diseases or a pandemic like COVID-19 have had, and could in the future have, an adverse effect on the Group’ above.

Credit risk also arises from certain derivative, clearing and settlement contracts we enter into, and from our dealings with, and holdings of, debt securities issued by other banks, financial institutions, companies, clearing houses, governments and government bodies, the financial conditions of which may be affected to varying degrees by economic conditions in global financial markets.

For a discussion of our risk management procedures, including the management of credit risk, refer to the ‘Risk management’ section and Note 21 to the financial statements in our 2019 Annual Report.

We face intense competition in all aspects of our business

The financial services industry is highly competitive. We compete, both domestically and internationally, with a range of firms, including retail and commercial banks, asset managers, investment banking firms, brokerage firms, other financial service firms and businesses in other industries with emerging financial services aspirations. This includes specialist competitors that may not be subject to the same capital and regulatory requirements and therefore may be able to operate more efficiently. Digital technologies are changing consumer behaviour and the competitive environment. The use of digital channels by customers to conduct their banking continues to rise and emerging competitors are increasingly utilising new technologies and seeking to disrupt existing business models, including in relation to digital payment services. The Group faces competition from established providers of financial services as well as from banking businesses developed by non-financial services companies.

The competitive environment may also change as a result of legislative reforms such as ‘Open Banking’, which will stimulate competition, improve customer choice and likely give rise to increased competition from new and existing industry participants.

If we are unable to compete effectively in the increasingly competitive environment in which our various businesses operate, our market share may decline. This may adversely affect us by diverting business to our competitors or creating pressure to lower margins and fees.

Increased competition for deposits could also increase our cost of funding and lead us to seek access to other types of funding or reduce lending. We rely on bank deposits to fund a significant portion of our balance sheet and deposits have been a relatively stable source of funding. We compete with banks and other financial services firms for such deposits. To the extent that we are not able to successfully compete for deposits, we would be forced to rely more heavily on other, potentially less stable or more expensive forms of funding, or reduce lending.

We are also dependent on our ability to offer products and services that match evolving customer preferences. If we are not successful in developing or introducing new products and services or responding or adapting to changes in customer preferences and habits, we may lose customers to our competitors. This could adversely affect our business, prospects, financial performance or financial condition.

For more detail on how we address competitive pressures refer to ‘Competition’ in Section 1 of our 2019 Annual Report.

2020 Interim Financial Report	85

Directors’ report

We could suffer losses due to market volatility

We are exposed to market risk as a consequence of our trading activities in financial markets, our defined benefit plan and through the asset and liability management of our financial position. This is the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, commodity prices, equity prices, and interest rates including the potential for low or negative interest rates. This includes interest rate risk in the banking book, such as the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities.

Changes in market factors could be driven by a number of developments. As an example, the current and ongoing COVID-19 pandemic has resulted in and will likely continue to result in significant market volatility. Continuing uncertainty as to the longevity and severity of the threat to public health is likely to further disrupt markets in the period ahead and could result in adverse consequences to the value of market exposures held by the Group.

Another example of a development that could lead to market volatility is the July 2017 announcement by the (FCA which regulates the London Interbank Offered Rate (“LIBOR”)), that it would not require panel banks to continue to submit rates for the calculation of the LIBOR benchmark after 2021. Accordingly, the continuation of LIBOR in its current form will not be guaranteed after 2021, and it appears likely that LIBOR will be discontinued or modified by 2021. Any such developments or future changes in the administration of LIBOR or any other benchmarks could result in adverse consequences to the return on, value of and market for securities and other instruments whose returns are linked to any such benchmark, including those securities or other instruments issued by the Group.

If we were to suffer substantial losses due to any market volatility (including changes in the return on, value of or market for, securities or other instruments) it may adversely affect our business, prospects, liquidity, capital resources, financial performance or financial condition. For a discussion of our risk management procedures, including the management of market risk, refer to the ‘Risk management’ section in our 2019 Annual Report.

We have and could suffer losses due to operational risks

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It also includes, among other things, legal risk, reputational risk, technology risk, model risk and outsourcing risk, as well as the risk of business disruption due to external events such as natural disasters, pandemics or outbreaks of communicable diseases (such as the current and ongoing COVID-19 pandemic - see ‘Outbreaks of communicable diseases or a pandemic like COVID -19 have had, and could in the future have, an adverse effect on the Group’) environmental hazard, damage to critical utilities, and targeted activism and protest activity. While we have policies, processes and controls in place to manage these risks, these may not always have been, or continue to be effective.

Ineffective processes and controls have resulted in, and could in the future result in an adverse outcome for Westpac’s customers. For example, a process breakdown could result in a customer not receiving a product on the terms and conditions, or at the pricing, they agreed to. In addition, inadequate record keeping may prevent Westpac from demonstrating that a past decision was appropriate at the time it was made or that a particular action or activity was undertaken. If this was to occur, Westpac may incur significant costs in paying refunds and compensation to customers, as well as remediating any underlying process breakdown. Failed processes could also result in Westpac incurring losses because it is not able to enforce its contractual rights. This could arise in circumstances where Westpac did not correctly document its rights or failed to perfect a security interest. These types of operational failures, may also result in increased regulatory scrutiny and depending on the nature of the failure and its impact, result in a regulator potentially commencing an investigation and/or taking other enforcement, administrative or supervisory action.

We could incur losses from fraudulent applications for loans or from incorrect or fraudulent payments and settlements, particularly real-time payments. Fraudulent conduct can also emerge from external parties seeking to access the bank’s systems and customers’ accounts. If systems, procedures and protocols for managing fraud fail, or are ineffective, they could lead to losses which could adversely affect our customers, as well as our business, prospects, reputation, financial performance or financial condition.

Westpac is also exposed to model risk, being the risk of loss arising from errors or inadequacies in data or a model, or in the control and use of a model.

Westpac is required to retain and access data and documentation for specific retention periods in order to satisfy its compliance obligations. In some cases, Westpac also retains data to enable it to demonstrate that a past decision was appropriate at the time it was made. Failings in systems, processes and policies could all adversely affect Westpac’s ability to retain and access data.

In recent times, financial services entities have been increasingly sharing data with third parties, such as suppliers and regulators (both domestic and offshore), in order to conduct their business activities and meet regulatory obligations. A breakdown in a process or control related to the transfer, storage or protection of data transferred to a third party, or the failure of a third party to use and handle this data correctly, could result in the Group failing to meet a compliance obligation (including any relevant privacy obligations) and/or have an adverse impact on our customers and the Group.

Westpac also relies on a number of suppliers, both in Australia and overseas, to provide services to it and its customers. The current and ongoing COVID-19 pandemic is disrupting the ability for various of Westpac’s suppliers and third party contractors to operate, with these disruptions likely to continue into the future (for further information see ‘Outbreaks of communicable diseases or a pandemic like COVID -19 have had, and could in the future have, an adverse effect on the Group’). Failure by these third party contractors and suppliers to deliver services as required (whether due to the COVID-19 pandemic or for any other reasons) could disrupt Westpac’s ability to provide services and adversely impact Westpac’s operations, profitability or reputation.

86	2020 Interim Financial Report

Directors’ report

Another possible source of disruption to the Group is central banks adopting negative interest rates. If this was to occur in the future, the technology systems used by the Group, its counterparties and/or financial infrastructure providers may fail to operate correctly and this may cause loss or damage to the Group and/or its counterparties.

Operational risks can impact our reputation and result in financial losses which would adversely affect our financial performance or financial condition.

For a discussion of our risk management procedures, including the management of operational risk, refer to the ‘Risk management’ section in our 2019 Annual Report.

Poor data quality could adversely affect our business and operations

Accurate, complete and reliable data, along with appropriate data governance frameworks and processes, is critical to the effective operation of Westpac’s business.

Data plays a key role in our provision of products and services to customers, our systems (both customer-facing and back- office), our risk management frameworks and our decision-making and strategic planning.

In some areas of our business and operations, we are affected by poor data quality. This poor data quality has arisen and could in the future arise in a number of ways, including through inadequacies in systems, processes and policies, or the ineffective implementation of data management frameworks and processes.

Poor data quality could lead to failings in customer service, negative risk management outcomes, and deficiencies in credit systems and processes. These deficiencies in credit systems and processes could, in turn, have a negative impact on Westpac’s decision making in relation to the provision of credit and the terms on which it is provided.

Poor data can also affect Westpac’s ability to comply with its compliance obligations (including obligations to report certain information to regulators), which could lead to a regulator taking action against the Group. Westpac also needs accurate data for its financial reporting processes (including the calculation of its risk-weighted assets).

Due to the importance of data, the Group has and will likely continue to incur substantial costs and devote significant management effort to remediating data-related deficiencies. Further, the Group’s ongoing efforts to remediate data issues have been complicated and delayed by the disruption caused by the COVID-19 pandemic. The failure of the Group to remediate such data issues in a timely way could result in increased regulatory scrutiny, with regulators potentially exercising their supervisory powers against the Group to require the remediation of these issues.

The consequences and effects arising from poor data quality could have an adverse impact on the Group’s business, operations, prospects, financial performance and/or financial condition.

Operational risk, technology risk, conduct risk or compliance risk events have required, and could in the future require, Westpac to undertake customer remediation activity

Westpac relies on a large number of policies, processes, procedures, systems and people to conduct its business. Breakdowns or deficiencies in one of these areas (arising from one or more operational risk, technology risk, conduct risk or compliance risk events) have resulted, and could in the future result in, adverse outcomes for customers which Westpac is required to remediate.

These events could require the Group to incur significant remediation costs (which may include compensation payments to customers and costs associated with correcting the underlying issue) and result in reputational damage.

There are significant challenges and risks involved in customer remediation activities. Westpac’s ability to investigate an adverse customer outcome that may require remediation could be impeded if the issue is a legacy matter spanning beyond our record retention period, or if our record keeping is otherwise inadequate. Depending on the nature of the issue, it may be difficult and take significant time to quantify and scope the remediation activity.

Determining how to properly and fairly compensate customers can also be a complicated exercise involving numerous stakeholders, such as the affected customers, regulators and industry bodies. The Group’s proposed approach to a remediation may be affected by a number of events, such as a group of affected customers commencing class action proceedings on behalf of the broader population of affected customers, or a regulator exercising their powers to require that a particular approach to remediation be taken. These factors could impact the timeframe for completing the remediation activity, potentially resulting in Westpac failing to execute the remediation in a timely manner. A failure of this type could lead to a regulator commencing enforcement action against the Group. The ineffective or slow completion of a remediation also exposes the Group to increased reputational risk, with the Group potentially being criticised and challenged by regulators, affected customers, the media and other stakeholders, resulting in reputational damage.

The significant challenges and risks involved in scoping and executing remediations in a timely way also create the potential for remediation costs actually incurred to be higher than those initially estimated by the Group. Further, if a remediation program is delayed (whether due to the impact of the COVID-19 pandemic or for other reasons) this could result in the Group incurring additional program administration costs above those originally anticipated and result in the Group paying higher remediation payments to affected customers in order to reflect the impact of the time value of money.

If the Group cannot effectively scope, quantify or implement a remediation activity in a timely way, there could be a negative impact on our business, prospects, reputation, financial performance or financial condition.

2020 Interim Financial Report	87

Directors’ report

We have and could suffer losses due to conduct risk

Conduct risk is the risk that our provision of services and products results in unsuitable or unfair outcomes for our stakeholders or undermines market integrity. Conduct risk could occur through the provision of products and services to our customers that do not meet their needs or do not support market integrity, as well as the poor conduct of our employees, contractors, agents, authorised representatives and external service providers, which could include deliberate attempts by such individuals to circumvent Westpac’s controls, processes and procedures. This could occur through a failure to meet professional obligations to specific clients (including fiduciary and suitability requirements), poor product design and implementation, failure to adequately consider customer needs or selling products and services outside of customer target markets. Conduct risk may also arise where there has been a failure to adequately provide a product or services that we had agreed to provide a customer.

While we have frameworks, policies, processes and controls that are designed to manage poor conduct outcomes, these policies and processes may not always have been or continue to be effective. The failure of these policies and processes could result in financial losses (including incurring substantial remediation costs and litigation by regulators and customers) and reputational damage and this could adversely affect our business, prospects, financial performance or financial condition.

We could suffer losses and our business has been and could be adversely affected by the failure to adopt and implement effective risk management

Our risk management framework includes risk management strategies, policies and internal controls involving processes and procedures intended to identify, monitor and manage risks facing the Group. However, our risk management framework has not always been, or may not in the future prove to be, effective.

This could be because the design of the framework may be inadequate, which could result in key information not being provided to decision-makers in the right form and in a timely manner, or because of weaknesses in underlying data. There is also the possibility that key risk management policies, controls and processes may be ineffective, either due to inadequacies in their design, or because of the poor implementation of these policies, controls and processes. The potential for failings in the design and implementation of risk processes and controls is heightened if the Group does not have a sufficient number of appropriately skilled, adequately trained and qualified employees in key positions.

There are also inherent limitations with any risk management framework as there may exist, or emerge in the future, risks that we have not anticipated or identified and our controls may not be effective.

Risk management frameworks may also prove ineffective because of weaknesses in risk culture, which may result in risks and control weaknesses not being identified, escalated and acted upon. Further, while the development of appropriate remuneration structures can play an important role in supporting a sound risk culture, a deficiency in the design or operation of our remuneration structures could have a negative effect, potentially resulting in staff engaging in excessive risk taking behaviours.

Risk management failings of the type outlined above could adversely affect the Group in numerous ways, with the Group potentially being exposed to higher levels of risk than expected, which may result in the Group incurring unexpected losses, breaches of compliance obligations and reputational damage.

As part of the Group’s risk management framework, the Group measures and monitors risks against its risk appetite. Where the Group identifies a risk as being out-of-appetite, the Group needs to take steps to bring this risk back into appetite in a timely way. However, the Group may not always be able to achieve this within proposed timeframes. This may occur because, for example, the Group experiences delays in enhancing its information technology systems to better manage the out-of-appetite risk, or in recruiting sufficient numbers of appropriately trained staff to undertake required activities. It is also possible that, because of external factors beyond the Group’s control, certain risks may be inherently outside of appetite for periods of time. In addition, the Group is required to periodically review its risk management framework to determine whether it remains appropriate.

If the Group is unable to bring risks back into appetite, or if it is determined that the Group’s risk management framework is no longer appropriate, the Group may incur unexpected losses and be required to undertake considerable remedial work, including incurring substantial costs. The failure to remedy this situation could result in increased scrutiny from regulators, who could take supervisory action such as requiring the Group to hold additional capital or directing the Group to spend money to enhance its risk management systems and controls. The Group has been adversely affected by weaknesses in risk management systems and controls in the recent past, with APRA requiring Westpac to hold additional capital following the completion of its Culture, Governance and Accountability self-assessment, as well as requiring Westpac to hold additional capital following the commencement of civil penalty proceedings by AUSTRAC. Inadequacies in addressing risks or in the Group’s risk management framework could also result in the Group failing to meet a compliance obligation and/or financial losses.

If any of our governance or risk management processes and procedures prove ineffective or inadequate or are otherwise not appropriately implemented, we could suffer unexpected losses and reputational damage which could adversely affect our business, prospects, financial performance or financial condition.

For a discussion of our risk management procedures, refer to the ‘Risk management’ section in our 2019 Annual Report.

88	2020 Interim Financial Report

Directors’ report

The Group’s failure to recruit and retain key executives, employees and Directors may have adverse effects on our business

Key executives, employees and Directors play an integral role in the operation of Westpac’s business and its pursuit of its strategic objectives. The unexpected departure of an individual in a key role, or the Group’s failure to recruit and retain appropriately skilled and qualified persons into these roles, could each have an adverse effect on our business, prospects, reputation, financial performance or financial condition.

Climate change may have adverse effects on our business

We, our customers, external suppliers and communities in which we operate, may be adversely affected by the physical risks of climate change, including increases in temperatures, sea levels, and the frequency and severity of adverse climatic events including fires, storms, floods and droughts. These effects, whether acute or chronic in nature, may directly impact us and our customers through reputational damage, environmental factors, insurance risk and business disruption and may have an adverse impact on financial performance (including through an increase in defaults in credit exposures).

Initiatives to mitigate or respond to adverse impacts of climate change (transition risks) may impact market and asset prices, economic activity, and customer behaviour, particularly in geographic locations and industry sectors adversely affected by these changes. Further, the failure or perceived failure to manage climate change appropriately may increase the risk that third parties commence litigation against the Group, with this type of climate-related litigation recently becoming more common.

Failure to effectively manage and disclose these risks could adversely affect our business, prospects, reputation, financial performance or financial condition.

We could suffer losses due to environmental factors

We and our customers operate businesses and hold assets in a diverse range of geographic locations. Any significant environmental change or external event (including fire, storm, flood, earthquake, outbreaks or pandemics of communicable diseases such as the current and ongoing COVID-19 pandemic – see ‘Outbreaks of communicable diseases or a pandemic like COVID-19 have had, and could in the future have, an adverse effect on the Group’, civil unrest or terrorism) in any of these locations has the potential to disrupt business activities, impact on our operations, damage property and otherwise affect the value of assets held in the affected locations and our ability to recover amounts owing to us. In addition, such an event could have an adverse impact on economic activity, consumer and investor confidence, or the levels of volatility in financial markets, all of which could adversely affect our business, prospects, financial performance or financial condition.

We could suffer losses due to insurance risk

We have exposure to insurance risk in our life insurance, general insurance and lenders mortgage insurance businesses, which may adversely affect our business, operations or financial condition.

Insurance risk is the risk in our licensed regulated insurance entities of lapses being greater than expected, or the costs of claims being greater than expected due to a failure in product design, underwriting, reinsurance arrangements or an increase in the severity and/or frequency of insured events. As an example, the current and ongoing COVID-19 pandemic and related economic impacts may lead to increased insurance claims, as well as potentially impact new business, lapses, and capital coverage for the Group’s insurance entities.

In the life insurance business, risk arises primarily through mortality (death) and morbidity (illness and injury) risks, the costs of claims relating to those risks being greater than was anticipated when pricing those risks and policy lapses (including through an unexpected or sustained increase in the rate of policy lapses).

In the general insurance business, insurance risk arises mainly through environmental factors (including storms, floods and bushfires) and other calamities, such as earthquakes and tsunamis, as well as general variability in home and contents insurance claim amounts. The frequency and severity of external events such as natural disasters is difficult to predict and it is possible that the amounts we reserve for potential losses from existing events, such as those arising from natural disaster events, may not be adequate to cover actual claims that may arise.

In the lenders mortgage insurance business, insurance risk arises primarily from unexpected downturns in economic conditions leading to higher levels of mortgage defaults from unemployment or other economic factors.

If our reinsurance arrangements are ineffective, this could lead to greater risk, and more losses than anticipated. There is also a risk that we will not be able to renew an expiring reinsurance arrangement on similar terms, including in relation to the cost, duration and amount of reinsurance cover provided under that arrangement.

Changes in critical accounting estimates and judgements could expose the Group to losses

The Group is required to make estimates, assumptions and judgements when applying accounting policies and preparing its financial statements, particularly in connection with the calculation of provisions (including those related to remediations or credit losses) and the determination of the fair value of financial instruments. A change in a critical accounting estimate, assumption and/or judgement resulting from new information or from changes in circumstances or experience could result in the Group incurring losses greater than those anticipated or provided for. This risk is currently heightened by the COVID-19 pandemic due to the unpredictable nature of the pandemic and uncertainty about the extent of its impact. In particular, it is possible that the Group will incur credit losses greater than its existing provisions for expected credit losses and that these provisions may need to be revised upward in the future. For further information, refer to Note 10 to the financial statements in this 2020 Interim Financial Report.

If the Group’s actual and expected credit losses exceed those currently provided for, or if any of its other accounting judgements change in the future, there could be an adverse effect on the Group’s financial performance, financial condition and reputation. The Group’s financial performance and financial condition may also be impacted by changes to accounting standards or to generally accepted accounting principles.

2020 Interim Financial Report	89

Directors’ report

We could suffer losses due to impairment of capitalised software, goodwill and other intangible assets that may adversely affect our business, operations or financial condition

In certain circumstances Westpac may be exposed to a reduction in the value of intangible assets. As at our balance date Westpac carried goodwill principally related to its investments in Australia, other intangible assets principally relating to assets recognised on acquisition of subsidiaries and capitalised software balances.

Westpac is required to assess the recoverability of the goodwill and other intangible asset balances on at least an annual basis or wherever an indicator of impairment exists. For this purpose, Westpac uses a discounted cash flow calculation. Changes in the methodology or assumptions upon which the calculation is based, together with changes in expected future cash flows, could materially impact this assessment, resulting in the potential write-off of part or all of the intangible assets.

In the event that an asset is no longer in use, or its value has been reduced or that its estimated useful life has declined, an impairment will be recorded, adversely impacting the Group’s financial condition. The estimates and assumptions used in assessing the useful life of an asset can be affected by a range of factors including changes in strategy and the rate of external changes in technology and regulatory requirements.

We could suffer losses if we fail to syndicate or sell down underwritten securities

As a financial intermediary, we underwrite listed and unlisted debt and equity securities. Underwriting activities include the development of solutions for corporate and institutional customers who need capital and investor customers who have an appetite for certain investment products. We may guarantee the pricing and placement of these facilities. We could suffer losses if we fail to syndicate or sell down our risk to other market participants. This risk is more pronounced in times of heightened market volatility, such as is currently being experienced globally during the COVID-19 pandemic.

Certain strategic decisions may have adverse effects on our business

Westpac, at times, evaluates and may implement strategic decisions and objectives including diversification, innovation, divestment or business expansion initiatives.

The expansion or integration of a new business, or entry into a new business, can be complex and costly and may require Westpac to comply with additional local or foreign regulatory requirements which may carry additional risks.

Westpac also acquires and invests in businesses owned and operated by external parties. These transactions involve a number of risks for the Group. For example, Westpac may incur financial losses if a business it invests in does not perform as anticipated or subsequently proves to be overvalued at the time that the transaction was entered into.

In addition, we may be unable to successfully divest businesses or assets. These activities may, for a variety of reasons, not deliver the anticipated positive business results and could have a negative impact on our business, prospects, reputation, engagement with regulators, financial performance or financial condition.

Electing not to pursue a course of action can have an adverse effect on the Group. If Westpac fails to appropriately respond to changes in the business environment it operates in (including changes related to economic, geopolitical, regulatory, technological, environmental, social and competitive factors) this could have a range of adverse effects on the Group’s business, such as being unable to increase or maintain market share as well as creating pressure on margins and fees, any of which could have a negative impact on the Group’s business, prospects, reputation, financial performance or financial condition.

Rounding of amounts

ASIC Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191 applies to Westpac and in accordance with that Legislative Instrument all amounts have been rounded to the nearest million dollars unless otherwise stated.

90	2020 Interim Financial Report

Directors’ report

Auditor’s independence declaration

Auditor’s Independence Declaration

As lead auditor for the review of Westpac Banking Corporation for the half-year ended 31 March 2020, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Westpac Banking Corporation and the entities it controlled during the period.

Lona Mathis	Sydney
Partner	4 May 2020
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

2020 Interim Financial Report	91

Directors’ report

Responsibility statement

The Directors of Westpac Banking Corporation confirm that to the best of their knowledge:

(i)	the interim financial statements have been prepared in accordance with AASB 134 Interim Financial Reporting and are in compliance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board; and
(ii)	the Directors’ Report includes a fair review of the information required by DTR 4.2.7 R of the Disclosure Guidance and Transparency Rules of the United Kingdom Financial Conduct Authority.

Signed in accordance with a resolution of the Board of Directors.

John McFarlane	Peter King
Chairman	Managing Director and
Chief Executive Officer
Sydney, Australia
4 May 2020

92	2020 Interim Financial Report

Consolidated financial statements

4.2	Consolidated income statement

Westpac Banking Corporation and its controlled entities

		Half Year	Half Year	Half Year	% Mov’t
$m	Note	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Interest income:
Calculated using the effective interest rate method	3	14,412	15,900	16,618	(9)	(13)
Other	3	272	354	350	(23)	(22)
Total interest income		14,684	16,254	16,968	(10)	(13)
Interest expense	3	(5,684)	(7,610)	(8,705)	(25)	(35)
Net interest income		9,000	8,644	8,263	4	9
Net fee income	4	755	829	826	(9)	(9)
Net wealth management and insurance income	4	465	703	326	(34)	43
Trading income	4	460	492	437	(7)	5
Other income	4	(76)	2	127	large	large
Net operating income before operating expenses and impairment charges		10,604	10,670	9,979	(1)	6
Operating expenses	5	(6,181)	(5,015)	(5,091)	23	21
Impairment charges	10	(2,238)	(461)	(333)	large	large
Profit before income tax		2,185	5,194	4,555	(58)	(52)
Income tax expense	6	(994)	(1,580)	(1,379)	(37)	(28)
Net profit for the period		1,191	3,614	3,176	(67)	(63)
Net profit attributable to non-controlling interests (NCI)		(1)	(3)	(3)	(67)	(67)
Net profit attributable to owners of Westpac Banking Corporation (WBC)		1,190	3,611	3,173	(67)	(62)
Earnings per share (cents)
Basic	7	33.2	104.1	92.3	(68)	(64)
Diluted	7	33.2	99.9	89.5	(67)	(63)

The above consolidated income statement should be read in conjunction with the accompanying notes.

2020 Interim Financial Report	93

Consolidated financial statements

4.3	Consolidated statement of comprehensive income

Westpac Banking Corporation and its controlled entities

	Half Year	Half Year	Half Year	% Mov’t
$m	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Net profit for the period	1,191	3,614	3,176	(67)	(63)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Gains/(losses) recognised in equity on:
Debt securities measured at fair value through other comprehensive income (FVOCI)	(143)	(111)	65	29	large
Cash flow hedging instruments	145	(11)	(192)	large	large
Transferred to income statement:
Debt securities measured at FVOCI	(28)	(4)	(25)	large	12
Cash flow hedging instruments	128	117	80	9	60
Foreign currency translation reserve	-	-	(10)	-	(100)
Loss allowance on debt securities measured at FVOCI	1	-	-	-	-
Exchange differences on translation of foreign operations (net of associated hedges)	265	127	55	109	large
Income tax on items taken to or transferred from equity:
Debt securities measured at FVOCI	50	34	(14)	47	large
Cash flow hedging instruments	(80)	(31)	33	158	large
Items that will not be reclassified subsequently to profit or loss
Gains/(losses) on equity securities measured at FVOCI	(18)	10	1	large	large
Own credit adjustment on financial liabilities designated at fair value (net of tax)	344	(8)	(2)	large	large
Remeasurement of defined benefit obligation	54	(125)	(151)	large	large
Other comprehensive income for the period (net of tax)	718	(2)	(160)	large	large
Total comprehensive income for the period	1,909	3,612	3,016	(47)	(37)
Attributable to:
Owners of WBC	1,905	3,608	3,012	(47)	(37)
NCI	4	4	4	-	-
Total comprehensive income for the period	1,909	3,612	3,016	(47)	(37)
The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

94	2020 Interim Financial Report

Consolidated financial statements

4.4	Consolidated balance sheet

Westpac Banking Corporation and its controlled entities

		As at	As at	As at	% Mov’t
$m	Note	31 March 2020	30 Sept 2019	31 March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Assets
Cash and balances with central banks		45,815	20,059	19,486	128	135
Collateral paid		5,339	5,930	6,103	(10)	(13)
Trading securities and financial assets measured at fair value through income statement (FVIS)		26,280	31,781	29,307	(17)	(10)
Derivative financial instruments		56,661	29,859	21,765	90	160
Investments securities		85,789	73,401	68,536	17	25
Loans	9	719,678	714,770	714,297	1	1
Other financial assets		5,849	5,367	6,444	9	(9)
Current tax assets		-	-	72	-	(100)
Life insurance assets		2,574	9,367	9,374	(73)	(73)
Investment in associates		101	129	115	(22)	(12)
Property and equipment		4,170	1,155	1,200	large	large
Deferred tax assets		2,623	2,048	1,723	28	52
Intangible assets		11,943	11,953	11,850	-	1
Other assets		840	807	790	4	6
Total assets		967,662	906,626	891,062	7	9
Liabilities
Collateral received		12,728	3,287	1,889	large	large
Deposits and other borrowings	12	582,920	563,247	555,007	3	5
Other financial liabilities		33,996	29,215	29,013	16	17
Derivative financial instruments		48,089	29,096	23,384	65	106
Debt issues		185,835	181,457	188,759	2	(2)
Current tax liabilities		31	163	-	(81)	-
Life insurance liabilities		604	7,377	7,503	(92)	(92)
Provisions	14	4,669	3,169	2,764	47	69
Deferred tax liabilities		45	44	-	2	-
Other liabilities		5,292	2,238	2,072	136	155
Total liabilities excluding loan capital		874,209	819,293	810,391	7	8
Loan capital		25,807	21,826	16,736	18	54
Total liabilities		900,016	841,119	827,127	7	9
Net assets		67,646	65,507	63,935	3	6
Shareholders’ equity
Share capital:
Ordinary share capital	15	40,503	37,508	36,351	8	11
Treasury shares and Restricted Share Plan (RSP) treasury shares	15	(586)	(553)	(557)	6	5
Reserves	15	1,688	1,311	1,141	29	48
Retained profits		25,985	27,188	26,949	(4)	(4)
Total equity attributable to owners of WBC		67,590	65,454	63,884	3	6
NCI		56	53	51	6	10
Total shareholders’ equity and NCI		67,646	65,507	63,935	3	6

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

2020 Interim Financial Report	95

Consolidated financial statements

4.5	Consolidated statement of changes in equity

Westpac Banking Corporation and its controlled entities

$m	Share Capital (Note 15)	Reserves (Note 15)	Retained profits	Total equity attributable to owners of WBC	NCI	Total shareholders’ equity and NCI
Balance as at 30 September 2018	35,561	1,077	27,883	64,521	52	64,573
Impact on adoption of new accounting standards	-	2	(727)	(725)	-	(725)
Balance as at 1 October 2018	35,561	1,079	27,156	63,796	52	63,848
Net profit for the period	-	-	3,173	3,173	3	3,176
Net other comprehensive income for the period	-	(8)	(153)	(161)	1	(160)
Total comprehensive income for the period	-	(8)	3,020	3,012	4	3,016
Transactions in capacity as equity holders:
Dividends on ordinary shares[1]	-	-	(3,227)	(3,227)	-	(3,227)
Dividend reinvestment plan	330	-	-	330	-	330
Other equity movements:
Share-based payment arrangements	-	70	-	70	-	70
Purchase of shares (net of issue costs)	(31)	-	-	(31)	-	(31)
Net (acquisition)/disposal of treasury shares	(66)	-	-	(66)	-	(66)
Other	-	-	-	-	(5)	(5)
Total contributions and distributions	233	70	(3,227)	(2,924)	(5)	(2,929)
Balance as at 31 March 2019	35,794	1,141	26,949	63,884	51	63,935
Net profit for the period	-	-	3,611	3,611	3	3,614
Net other comprehensive income for the period	-	130	(133)	(3)	1	(2)
Total comprehensive income for the period	-	130	3,478	3,608	4	3,612
Transactions in capacity as equity holders:
Dividends on ordinary shares[1]	-	-	(3,239)	(3,239)	-	(3,239)
Dividend reinvestment plan	1,159	-	-	1,159	-	1,159
Other equity movements:
Share-based payment arrangements	-	38	-	38	-	38
Purchase of shares (net of issue costs)	(2)	-	-	(2)	-	(2)
Net (acquisition)/disposal of treasury shares	4	-	-	4	-	4
Other	-	2	-	2	(2)	-
Total contributions and distributions	1,161	40	(3,239)	(2,038)	(2)	(2,040)
Balance as at 30 September 2019	36,955	1,311	27,188	65,454	53	65,507
Net profit for the period	-	-	1,190	1,190	1	1,191
Net other comprehensive income for the period	-	317	398	715	3	718
Total comprehensive income for the period	-	317	1,588	1,905	4	1,909
Transactions in capacity as equity holders:
Share issuances	2,751	-	-	2,751	-	2,751
Dividends on ordinary shares[1]	-	-	(2,791)	(2,791)	-	(2,791)
Dividend reinvestment plan	273	-	-	273	-	273
Other equity movements:
Share-based payment arrangements	-	60	-	60	-	60
Purchase of shares (net of issue costs)	(29)	-	-	(29)	-	(29)
Net (acquisition)/disposal of treasury shares	(33)	-	-	(33)	-	(33)
Other	-	-	-	-	(1)	(1)
Total contributions and distributions	2,962	60	(2,791)	231	(1)	230
Balance as at 31 March 2020	39,917	1,688	25,985	67,590	56	67,646

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

1.	First Half 2020 reflects the 2019 final dividend of 80 cents per share ($2,791 million) (Second Half 2019: 2019 interim dividend of 94 cents per share ($3,239 million) and First Half 2019: 2018 final dividend of 94 cents per share ($3,227 million)), all fully franked at 30%.

96	2020 Interim Financial Report

Consolidated financial statements

4.6	Consolidated cash flow statement

Westpac Banking Corporation and its controlled entities

		Half Year	Half Year	Half Year	% Mov’t
$m	Note	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Cash flows from operating activities
Interest received		14,637	16,389	16,704	(11)	(12)
Interest paid		(6,183)	(7,709)	(8,777)	(20)	(30)
Dividends received excluding life business		1	2	4	(50)	(75)
Other non-interest income received		1,947	1,568	2,297	24	(15)
Operating expenses paid		(4,250)	(4,127)	(4,953)	3	(14)
Income tax paid excluding life business		(1,762)	(1,529)	(1,877)	15	(6)
Life business:
Receipts from policyholders and customers		1,133	1,154	1,035	(2)	9
Interest and other items of similar nature		11	2	4	large	175
Dividends received		182	502	51	(64)	large
Payments to policyholders and suppliers		(1,189)	(1,407)	(843)	(15)	41
Income tax paid		(1)	(44)	(50)	(98)	(98)
Cash flows from operating activities before changes in operating assets and liabilities		4,526	4,801	3,595	(6)	26
Net (increase)/decrease in:
Collateral paid		877	371	(1,218)	136	large
Trading securities and financial assets measured at FVIS		8,114	(2,203)	(5,426)	large	large
Derivative financial instruments		4,966	4,937	2,668	1	86
Loans		(694)	(2,399)	(1,789)	(71)	(61)
Other financial assets		1	570	(234)	(100)	large
Life insurance assets and liabilities		(143)	(130)	(4)	10	large
Other assets		69	(15)	2	large	large
Net increase/(decrease) in:
Collateral received		8,900	1,324	(317)	large	large
Deposits and other borrowings		12,908	8,685	(7,572)	49	large
Other financial liabilities		2,627	454	1,009	large	160
Other liabilities		8	3	(8)	167	large
Net cash provided by/(used in) operating activities	16	42,159	16,398	(9,294)	157	large
Cash flows from investing activities
Proceeds from investment securities		14,984	6,796	12,972	120	16
Purchase of investment securities		(25,568)	(10,143)	(19,384)	152	32
Proceeds/(payments) from disposal of controlled entities, net of cash disposed		-	-	(1)	-	(100)
Proceeds from disposal of associates		-	1	44	(100)	(100)
Purchase of associates		(2)	(9)	(16)	(78)	(88)
Proceeds from disposal of property and equipment		23	106	51	(78)	(55)
Purchase of property and equipment		(57)	(188)	(92)	(70)	(38)
Purchase of intangible assets		(427)	(511)	(395)	(16)	8
Net cash provided by/(used in) investing activities		(11,047)	(3,948)	(6,821)	180	62
Cash flows from financing activities
Proceeds from debt issues (net of issue costs)		27,063	22,191	39,293	22	(31)
Redemption of debt issues		(36,224)	(36,585)	(26,728)	(1)	36
Payments for the principal portion of lease liabilities		(284)	-	-	-	-
Issue of loan capital (net of issue costs)		2,225	4,245	690	(48)	large
Redemption of loan capital		(251)	(11)	(1,651)	large	(85)
Proceeds from issuances of shares		2,751	-	-	-	-
Purchase of shares on exercise of employee options and rights		(4)	(2)	(4)	100	-
Shares purchased for delivery of employee share plan		(25)	-	(27)	-	(7)
Purchase of RSP treasury shares		(44)	(3)	(66)	large	(33)
Net sale/(purchase) of other treasury shares		11	7	-	57	-
Payment of dividends		(2,518)	(2,080)	(2,897)	21	(13)
Dividends paid to NCI		(1)	-	(5)	-	(80)
Net cash provided by/(used in) financing activities		(7,301)	(12,238)	8,605	(40)	large
Net increase/(decrease) in cash and balances with central banks		23,811	212	(7,510)	large	large
Effect of exchange rate changes on cash and balances with central banks		1,945	361	208	large	large
Cash and balances with central banks as at beginning of the period		20,059	19,486	26,788	3	(25)
Cash and balances with central banks as at end of the period		45,815	20,059	19,486	128	135

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

2020 Interim Financial Report	97

Notes to the consolidated financial statements

4.7	Notes to the consolidated financial statements

Note 1. Financial statements preparation 1

This general purpose Interim Financial Report for the half year ended 31 March 2020 has been prepared in accordance with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001 (Cth) and is also compliant with International Accounting Standard IAS 34 Interim Financial Reporting.

The Interim Financial Report does not include all the notes of the type normally included in an annual financial report. Accordingly, this Interim Financial Report is to be read in conjunction with the Annual Financial Report for the year ended 30 September 2019 and any relevant public announcements made by Westpac during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001 (Cth) and the ASX Listing Rules.

The Interim Financial Report complies with current Australian Accounting Standards (AAS) as they relate to interim financial reports.

The Interim Financial Report was authorised for issue by the Board of Directors on 4 May 2020.

All amounts have been rounded in accordance with ASIC Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191, to the nearest million dollars, unless otherwise stated.

Comparative revisions

Comparative information has been revised where appropriate to enhance comparability.

Critical accounting assumptions and estimates

In preparing the Interim Financial Report, the application of the Group’s accounting policies requires the use of judgement, assumptions and estimates.

The areas of judgement, assumptions and estimates in the Interim Financial Report, including the key sources of estimation uncertainty, are consistent with those in the Annual Financial Report for the year ended 30 September 2019 except for as noted below:

Goodwill

As at 31 March 2020, the carrying value of the net assets of the Group was more than its market capitalisation which is an indicator of impairment. As a result, an impairment test was performed which determined that goodwill is recoverable, and no impairment should be recognised.

We have reassessed the base assumptions and revised them where we consider it necessary in order to provide a reasonable estimate of the value-in-use of the business units and Group in the current environment. We have revised the assumptions used at 30 September 2019 as reported in our Annual Report from a zero growth rate beyond 2 year forecasts to a 2% growth rate beyond 3.5 year forecasts.

Given the uncertainty of a rapidly changing economic environment, market sentiment, and regulatory and industry responses, the forecasts are likely to change. This will continue to be reviewed and a further impairment test will be performed at year end.

Provisions for expected credit losses (ECL)

Details on specific judgements in relation to the impact of COVID-19 on the calculation of provisions for ECL are included in Note 10.

Compliance, regulation and remediation provisions

Details on specific judgements in relation to material compliance, regulation and remediation provisions are included in Note 14.

Amendments to Accounting Standards effective this period

AASB 16 Leases (AASB 16) was adopted by the Group on 1 October 2019. AASB 16 requires all operating leases of greater than 12 months duration be presented on balance sheet by the lessee as a right-of-use (ROU) asset and lease liability. There are no significant changes to lessor accounting.

The Group adopted the standard using the simplified approach to transition with no restatement of comparative information and no effect on retained earnings.

The lease liabilities are measured at the present value of the remaining lease payments, discounted at the lessee’s incremental borrowing rate at 1 October 2019. On transition to the new standard, the lease liability recognised in other liabilities was $3.3 billion. The associated ROU assets of $3.2 billion were measured at an amount equal to the lease liability, less previously recognised accrued lease payments of $0.1 billion. The ROU assets are recognised in property and equipment.

All leases on balance sheet give rise to a combination of interest expense on the lease liability and depreciation of the ROU asset. Interest expense is recognised in net interest income on an effective yield basis. Depreciation expense is recognised in operating expenses on a straight-line basis over the lease term.

Extension options are included in a number of lease contracts. The extension options are only included in the lease term if the lease is reasonably certain to be extended, which is assessed by the Group at the lease commencement date. The assessment is reviewed if a significant event or significant change in circumstances occurs which affects this assessment and is within the control of the Group.

The Group used the incremental borrowing rate based on the remaining maturity of leases at the date of transition as the discount rate when determining present value. The weighted average incremental borrowing rate applied was 2.1%.

Operating lease commitments disclosed under AASB 117 Leases as at 30 September 2019 were $3.7 billion compared to the lease liabilities of $3.3 billion recognised under AASB 16 as at 1 October 2019. The difference is principally due to the discounting of the contractual lease payments under AASB 16.

98	2020 Interim Financial Report

Notes to the consolidated financial statements

Note 1. Financial statements preparation (continued)

AASB Interpretation 23 Uncertainty over Income Tax Treatments (Interpretation 23) was adopted by the Group on 1 October 2019. Interpretation 23 clarifies the recognition and measurement criteria in AASB 112 Income Taxes (AASB 112) where there is uncertainty over income tax treatments, and requires an assessment of each uncertain tax position as to whether it is probable that a taxation authority will accept the position.

Where it is not considered probable, the effect of the uncertainty will be reflected in determining the relevant taxable profit or loss, tax bases, unused tax losses and unused tax credits or tax rates. The amount will be determined as either the single most likely amount or the sum of the probability weighted amounts in a range of possible outcomes, whichever better predicts the resolution of the uncertainty. Judgements will be reassessed as and when new facts and circumstances are presented.

Interpretation 23 did not have a material impact on the Group.

AASB 2019-3 Amendments to Australian Accounting Standards – Interest rate benchmark reform (AASB 2019-3) was early adopted, as permitted by the standard, by the Group on 1 October 2019.

AASB 2019-3 makes amendments to AASB 9, AASB 139 and AASB 7 which allows the Group to apply certain exceptions to the standard hedging requirements in respect of hedge relationships that are impacted by a market wide interest rate benchmark reform. Specifically the exceptions allow the Group to:

•	Assume that the interest rate benchmark on which the hedged cash flows are based is not altered as a result of the reform when determining whether a forecast transaction is highly probable;
•	Assume that interest rate benchmark of the hedged item / instrument are not altered for the life of the hedge when assessing whether a hedge is expected to continue to be highly effective;
•	A hedge relationship impacted by uncertainty arising from benchmark interest rate reform is not required to pass the 80%-125% effectiveness test, however any actual ineffectiveness must be recorded in the Income Statement; and
•	The determination of a designated component of an exposure in portfolio hedges is only required to be made the first time that component is designated, and not when the portfolio is de-designated and re-designated.

The exceptions allowed by the amendments are being applied to the Group’s LIBOR linked hedge relationships that mature after the LIBOR discontinuance date of 31 December 2021. The Group’s LIBOR transition project has commenced focusing on identification of exposures and internal processes that will be affected by the changes.

A key assumption made when performing hedge accounting at the reporting date is that both the hedged item and instrument will be amended from existing LIBOR linked floating rates to new alternative reference rates (ARRs) on the same date. Where actual differences between those dates arise hedge ineffectiveness will be recorded in the income statement.

On 9 April 2020, the IASB issued an exposure draft for Interest Rate Benchmark Reform - Phase 2 which considers the issues that will affect financial reporting when an existing benchmark interest rate is replaced by an ARR. The Group continues to monitor these developments and the expected impact.

The table below summarises the exposures Westpac currently has in hedging relationships maturing after 31 December 2021 which will be impacted by the IBOR reform and the quantum of those risks. The extent of the risk exposure also reflects the notional amounts of related hedging instruments.

Notional hedged exposure
Benchmark	(A$bn)
US LIBOR	53
GBP LIBOR	2
CHF LIBOR	2
JPY LIBOR	2

Future developments in accounting standards

The following new standards and interpretations which may have a material impact on the Group have been issued but are not yet effective, and unless otherwise stated, have not been early adopted by the Group.

AASB 17 Insurance Contracts was issued on 19 July 2017 and will be effective for the 30 September 2022 year end unless early adopted. This will replace AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts. The main changes under the standard are:

•	the scope of the standard may result in some contracts that are currently “unbundled”, i.e. accounted for separately as insurance and investment contracts being required to be “bundled” and accounted for as an insurance contract;
•	portfolios of contracts (with similar risks which are managed together) will be required to be disaggregated to a more granular level by both the age of a contract and the likelihood of the contract being onerous in order to determine the recognition of profit over the contract period (i.e. the contractual service margin). The contractual service margin uses a different basis to recognise profit to the current Margin on Services approach for life insurance and therefore the pattern of profit recognition is likely to differ;
•	risk adjustments, which reflect uncertainties in the amount and timing of future cash flows, are required for both general and life insurance contracts rather than just general insurance contracts under the current accounting standards;

2020 Interim Financial Report	99

Notes to the consolidated financial statements

Note 1. Financial statements preparation (continued)

•	the contract boundary, which is the period over which profit is recognised, differs and is determined based on the ability to compel the policyholder to pay premiums or the substantive obligation to provide coverage/services. For some general insurance contracts (e.g. some lender mortgage insurance and reinsurance contracts) this may result in the contract boundary being longer. For life insurance, in particular term renewable contracts, the contract boundary is expected to be shorter. Both will be impacted by different patterns of profit recognition compared to the current standards;

•	a narrower definition of what acquisition costs may be deferred;

•	an election to recognise changes in assumptions regarding discount rate in other comprehensive income rather than in profit and loss;

•	an election to recognise changes in the fair value of assets supporting policy liabilities in other comprehensive income rather than through profit and loss;

•	reinsurance contracts and the associated liability are to be determined separately to the gross contract liability and may have different contract boundaries; and

•	additional disclosure requirements.

The standard is expected to result in a reduction in the level of deferred acquisition costs, however the quantum of this and the profit and loss impacts to the Group are not yet practicable to determine.

On 26 June 2019, the IASB issued an exposure draft proposing a number of amendments to the insurance contracts standard. These amendments were approved by the IASB, with some minor modifications, on 17 March 2020. These amendments include:

•	deferral of acquisition costs for anticipated renewals outside of the initial contract boundary;
•	further clarity on the contractual service margin;
•	ability to recognise a gain in the P&L for reinsurance contracts, to offset losses from onerous contracts on initial recognition; and
•	additional transitional provisions.

In addition, the effective date of the standard will be deferred by two years to be applicable to the Group for the 30 September 2024 financial year.

A revised Conceptual Framework (Framework) was issued in May 2019. This will be effective for the Group for the 30 September 2021 financial year. The revised Framework includes new definitions and recognition criteria for assets, liabilities, income and expenses and other relevant financial reporting concepts. The changes are not expected to have a material impact on the Group.

Other amendments to existing standards that are not yet effective are not expected to have a material impact to the Group.

Note 2. Segment reporting

Operating segments are presented on a basis consistent with information provided internally to Westpac’s key decision makers and reflects the management of the business, rather than the legal structure of the Group.

Internally, Westpac uses ‘cash earnings’ in assessing the financial performance of its divisions. Management believes this allows the Group to:

•	more effectively assess current year performance against prior years;
•	compare performance across business divisions; and
•	compare performance across peer companies.

Cash earnings is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore considered in assessing distributions, including dividends. Cash earnings is neither a measure of cash flow nor net profit determined on a cash accounting basis, as it includes both cash and non-cash adjustments to statutory net profit.

To determine cash earnings, three categories of adjustments are made to statutory results:

•	material items that key decision makers at Westpac believe do not reflect ongoing operations;
•	some items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and
•	accounting reclassifications between individual line items that do not impact statutory results.

Reportable operating segments

The operating segments are defined by the customers they service and the services they provide:

•	Consumer:
–	is responsible for sales and service of banking and financial products and services to consumer customers in Australia;
–	is also responsible for the Group’s Australian insurance business, which covers the manufacture and distribution of life, general and lenders mortgage insurance; and
–	operates under the Westpac, St.George, BankSA, Bank of Melbourne, RAMS and BT brands.

100	2020 Interim Financial Report

Notes to the consolidated financial statements

Note 2. Segment reporting (continued)

•	Business:
–	is responsible for sales and service of banking and financial products and services for SME and commercial business customers in Australia. SME and commercial business customers typically have facilities up to approximately $200 million;
–	is responsible for Private Wealth, serving the banking needs of high net worth customers across the banking brands;
–	is responsible for the manufacture and distribution of investments (including margin lending and equities broking), superannuation and retirement products as well as wealth administration platforms; and
–	operates under the Westpac, St.George, BankSA, Bank of Melbourne and BT brands.
•	Westpac Institutional Bank (WIB):
–	is responsible for delivering a broad range of financial products and services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand;
–	services include financing, transactional banking, financial and debt capital markets;
–	customers are supported throughout Australia, as well as via branches and subsidiaries located in New Zealand, US, UK and Asia; and
–	is also responsible for Westpac Pacific, providing a range of banking services in Fiji and Papua New Guinea.
•	Westpac New Zealand:
–	responsible for sales and service of banking, wealth and insurance products to customers in New Zealand;
–	customer base includes consumer, business and institutional customers; and
–	operates under the Westpac brand for banking products, the Westpac Life brand for life insurance products and the BT brand for wealth products.
•	Group Businesses include:
–	Treasury, which is responsible for the management of the Group’s balance sheet including wholesale funding, capital and management of liquidity. Treasury also manages the interest rate and foreign exchange risks inherent in the balance sheet, including managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily sourced from managing the Group’s balance sheet and interest rate risk (excluding Westpac New Zealand) within set risk limits;
–	Group Technology[1], which comprises functions for the Australian businesses, is responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration;
–	Core Support[2], which comprises functions performed centrally, including Australian banking operations, property services, strategy, finance, risk, compliance, legal, human resources, and customer and corporate relations;
–	Following the Group’s decision to restructure the Wealth division and to exit its Advice business in 2019, the remaining Advice activities (including associated remediation) and support functions have been transferred to Group Businesses; and
–	Group Businesses also includes earnings on capital not allocated to divisions, for certain intra-group transactions that facilitate presentation of performance of the Group’s operating segments, earnings from non-core asset sales, earnings and costs associated with the Group’s fintech investments, and certain other head office items such as centrally held provisions.

Revisions to segment results

In 2020, Westpac implemented a change to the presentation of its divisional financial information. The change has no impact on the Group’s overall results or balance sheet with impacts on divisional results and balance sheets only. Comparative divisional financial information has been restated for this change.

The change realigned divisional earnings and balance sheet disclosures for the Consumer and Business divisions for customer migrations following a refinement to Westpac’s definition of a small to medium size enterprise customer. The change is aimed at providing a more tailored service to the customers, by aligning them to the division that is best able to meet their needs. The change moves approximately 49,000 customers from the Business to Consumer division.

1.	Costs are fully allocated to other divisions in the Group.
2.	Costs are partially allocated to other divisions in the Group, with costs attributed to enterprise activity retained in Group Businesses.

2020 Interim Financial Report	101

Notes to the consolidated financial statements

Note 2. Segment reporting (continued)

The tables present the segment results on a cash earnings basis for the Group: 1

	Half Year March 2020
			Westpac	Westpac New
			Institutional	Zealand	Group
$m	Consumer	Business	Bank	(A$)	Businesses	Group
Net interest income	4,177	2,438	655	940	456	8,666
Net fee income	272	272	283	67	(139)	755
Net wealth management and insurance income	(13)	382	-	78	34	481
Trading income	48	62	301	18	-	429
Other income	6	(10)	19	4	(9)	10
Net operating income before operating expenses and
impairment charges	4,490	3,144	1,258	1,107	342	10,341
Operating expenses	(2,024)	(1,468)	(654)	(516)	(1,498)	(6,160)
Impairment (charges)/benefits	(448)	(805)	(315)	(200)	(470)	(2,238)
Profit before income tax	2,018	871	289	391	(1,626)	1,943
Income tax expense	(608)	(267)	(113)	(110)	149	(949)
Net profit attributable to NCI	-	-	(1)	-	-	(1)
Cash earnings for the period	1,410	604	175	281	(1,477)	993
Net cash earnings adjustments	-	(63)	-	11	249	197
Net profit attributable to owners of WBC	1,410	541	175	292	(1,228)	1,190
Balance sheet
Loans	388,820	166,212	80,416	84,778	(548)	719,678
Deposits and other borrowings	210,775	146,952	112,478	70,725	41,990	582,920

	Half Year Sept 2019
			Westpac	Westpac New
			Institutional	Zealand	Group
$m	Consumer	Business	Bank	(A$)	Businesses	Group
Net interest income	4,094	2,538	700	915	317	8,564
Net fee income	296	233	291	88	(79)	829
Net wealth management and insurance income	231	455	-	96	(82)	700
Trading income	49	52	338	12	(8)	443
Other income	8	(19)	(19)	(7)	53	16
Net operating income before operating expenses and
impairment charges	4,678	3,259	1,310	1,104	201	10,552
Operating expenses	(1,901)	(1,460)	(631)	(486)	(512)	(4,990)
Impairment (charges)/benefits	(317)	(194)	(31)	24	57	(461)
Profit before income tax	2,460	1,605	648	642	(254)	5,101
Income tax expense	(737)	(483)	(176)	(181)	32	(1,545)
Net profit attributable to NCI	-	-	(2)	-	(1)	(3)
Cash earnings for the period	1,723	1,122	470	461	(223)	3,553
Net cash earnings adjustments	-	(40)	-	4	94	58
Net profit attributable to owners of WBC	1,723	1,082	470	465	(129)	3,611
Balance sheet
Loans	392,149	169,432	75,353	78,005	(169)	714,770
Deposits and other borrowings	210,625	146,531	101,262	60,801	44,028	563,247

102	2020 Interim Financial Report

Notes to the consolidated financial statements

Note 2. Segment reporting (continued)

	Half Year March 2019
$m	Consumer	Business	Westpac Institutional Bank	Westpac New Zealand (A$)	Group Businesses	Group
Net interest income	3,915	2,487	743	945	299	8,389
Net fee income	309	234	319	75	(111)	826
Net wealth management and insurance income	194	444	-	81	(396)	323
Trading income	44	54	357	25	(16)	464
Other income	7	14	6	53	21	101
Net operating income before operating expenses and impairment charges	4,469	3,233	1,425	1,179	(203)	10,103
Operating expenses	(1,867)	(1,394)	(653)	(453)	(674)	(5,041)
Impairment (charges)/benefits	(272)	(70)	(15)	(14)	38	(333)
Profit before income tax	2,330	1,769	757	712	(839)	4,729
Income tax expense	(694)	(531)	(210)	(188)	193	(1,430)
Net profit attributable to NCI	-	-	(3)	-	-	(3)
Cash earnings for the period	1,636	1,238	544	524	(646)	3,296
Net cash earnings adjustments	-	(5)	-	(5)	(113)	(123)
Net profit attributable to owners of WBC	1,636	1,233	544	519	(759)	3,173
Balance sheet
Loans	390,846	168,580	76,485	78,608	(222)	714,297
Deposits and other borrowings	207,179	141,258	95,690	62,374	48,506	555,007

Reconciliation of cash earnings to reported results

	Half Year	Half Year	Half Year	% Mov’t
$m	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Cash earnings	993	3,553	3,296	(72)	(70)
Fair value (gain)/loss on economic hedges	219	90	(125)	143	large
Ineffective hedges	24	15	5	60	large
Adjustments related to Pendal	(63)	(40)	(5)	58	large
Treasury shares	17	(7)	2	large	large
Total cash earnings adjustment (post-tax)	197	58	(123)	large	large
Net profit attributable to owners of WBC	1,190	3,611	3,173	(67)	(62)

2020 Interim Financial Report	103

Notes to the consolidated financial statements

Note 3. Net interest income1

	Half Year	Half Year	Half Year	% Mov’t
	March	Sept	March	Mar 20 -	Mar 20 -
$m	2020	2019	2019	Sept 19	Mar 19
Interest income
Calculated using the effective interest rate method
Cash and balances with central banks	114	141	193	(19)	(41)
Collateral paid	69	99	102	(30)	(32)
Investment securities	881	961	958	(8)	(8)
Loans	13,336	14,679	15,350	(9)	(13)
Other financial assets	12	20	15	(40)	(20)
Total interest income calculated using the effective interest rate method	14,412	15,900	16,618	(9)	(13)
Other
Net ineffectiveness on qualifying hedges	35	21	7	67	large
Trading securities and financial assets measured at FVIS	234	328	334	(29)	(30)
Loans	3	5	9	(40)	(67)
Total other	272	354	350	(23)	(22)
Total interest income	14,684	16,254	16,968	(10)	(13)
Interest expense
Calculated using the effective interest rate method
Collateral received	(19)	(37)	(20)	(49)	(5)
Deposits and other borrowings	(2,860)	(3,843)	(4,124)	(26)	(31)
Debt issues	(1,829)	(2,407)	(2,299)	(24)	(20)
Loan capital	(430)	(390)	(386)	10	11
Other financial liabilities	(87)	(131)	(143)	(34)	(39)
Total interest expense calculated using the effective interest rate method	(5,225)	(6,808)	(6,972)	(23)	(25)
Other
Deposits and other borrowings	(295)	(427)	(551)	(31)	(46)
Trading liabilities[2]	177	(27)	(888)	large	large
Debt issues	(68)	(110)	(53)	(38)	28
Bank Levy	(196)	(198)	(193)	(1)	2
Other interest expense[3]	(77)	(40)	(48)	93	60
Total other	(459)	(802)	(1,733)	(43)	(74)
Total interest expense	(5,684)	(7,610)	(8,705)	(25)	(35)
Net interest income	9,000	8,644	8,263	4	9

1.	Interest income includes items relating to estimated customer refunds, payments, associated costs and litigation, recognised as a reduction of interest income of $132 million (Second Half 2019: $146 million; First Half 2019: $226 million).
2.	Includes net impact of Treasury balance sheet management activities.
3.	Included in other interest expense for 31 March 2020 is $32 million interest expense on lease liabilities due to the adoption of AASB 16 by the Group from 1 October 2019. Comparatives have not been restated. Refer to Note 1 for further details.

104	2020 Interim Financial Report

Notes to the consolidated financial statements

Note 4. Non-interest income1

	Half Year	Half Year	Half Year	% Mov’t
$m	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Net fee income
Facility fees	372	355	375	5	(1)
Transactions fees	582	601	624	(3)	(7)
Other non-risk fee income	(86)	(17)	(59)	large	46
Fee income	868	939	940	(8)	(8)
Credit card loyalty programs	(62)	(58)	(63)	7	(2)
Transaction fee related expenses	(51)	(52)	(51)	(2)	-
Fee expenses	(113)	(110)	(114)	3	(1)
Net fee income	755	829	826	(9)	(9)
Net wealth management and insurance income
Wealth management income	384	308	(32)	25	large
Life insurance premium income	688	736	707	(7)	(3)
General insurance and lenders mortgage insurance (LMI) net premium earned	247	242	240	2	3
Life insurance investment and other income[2]	(4)	383	26	large	large
General insurance and LMI investment and other income	24	27	25	(11)	(4)
Total insurance premium, investment and other income	955	1,388	998	(31)	(4)
Life insurance claims and changes in life insurance liabilities	(574)	(852)	(414)	(33)	39
General insurance and LMI claims and other expenses	(300)	(141)	(226)	113	33
Total insurance claims, changes in insurance liabilities and other expenses	(874)	(993)	(640)	(12)	37
Net wealth management and insurance income	465	703	326	(34)	43
Trading income	460	492	437	(7)	5
Other income
Dividends received from other entities	1	2	4	(50)	(75)
Net gain/(loss) on sale of associates	-	-	38	-	(100)
Net gain/(loss) on disposal of assets	2	59	2	(97)	-
Net gain/(loss) on derivatives held for risk management purposes[3]	(23)	17	(28)	large	(18)
Net gain/(loss) on financial instruments measured at fair value	(92)	(83)	44	11	large
Net gain/(loss) on disposal of controlled entities	-	-	3	-	(100)
Rental income on operating leases	29	34	38	(15)	(24)
Share of associates’ net profit/(loss)	(14)	(13)	(10)	8	40
Other	21	(14)	36	large	(42)
Total other income	(76)	2	127	large	large
Total non-interest income	1,604	2,026	1,716	(21)	(7)

1.	Non-interest income includes estimated customer refunds, payments, associated costs and litigation, recognised as a reduction of non-risk fee income, wealth management income and other income of $129 million (Second Half 2019: $235 million; First Half 2019: $625 million). Refer to Note 14 for further details.
2.	Includes policyholder tax recoveries.
3.	Income from derivatives held for risk management purposes reflects the impact of economic hedges of foreign currency capital and earnings.

2020 Interim Financial Report	105

Notes to the consolidated financial statements

Note 5. Operating expenses1

	Half Year	Half Year	Half Year	% Mov’t
	March	Sept	March	Mar 20 -	Mar 20 -
$m	2020	2019	2019	Sept 19	Mar 19
Staff expenses
Employee remuneration, entitlements and on-costs	2,155	2,081	2,239	4	(4)
Superannuation expense	207	184	194	13	7
Share-based payments	47	51	57	(8)	(18)
Restructuring costs	35	77	155	(55)	(77)
Total staff expenses	2,444	2,393	2,645	2	(8)
Occupancy expenses
Operating lease rentals	64	315	343	(80)	(81)
Depreciation of property and equipment[2]	388	113	109	large	large
Other	62	69	74	(10)	(16)
Total occupancy expenses	514	497	526	3	(2)
Technology expenses
Amortisation and impairment of software assets[3]	468	385	334	22	40
Depreciation and impairment of IT equipment[2]	125	61	68	105	84
Technology services	348	405	405	(14)	(14)
Software maintenance and licences	193	186	185	4	4
Telecommunications	99	98	109	1	(9)
Data processing	44	45	38	(2)	16
Total technology expenses	1,277	1,180	1,139	8	12
Other expenses
Professional and processing services	600	607	453	(1)	32
Amortisation and impairment of intangible assets and deferred expenditure	3	4	5	(25)	(40)
Postage and stationery	83	92	87	(10)	(5)
Advertising	122	116	129	5	(5)
Non-lending losses	969	67	(9)	large	large
Other expenses	169	59	116	186	46
Total other expenses	1,946	945	781	106	149
Total operating expenses	6,181	5,015	5,091	23	21

1.	Operating expenses include estimated costs associated with AUSTRAC proceedings including a provision for a potential penalty of $900 million and customer refunds, payments, associated costs and litigation of $302 million (Second Half 2019: $112 million; First Half 2019: $84 million). Refer to Note 14.
2.	These balances include depreciation of right-of-use assets for the half year ended 31 March 2020 of $317 million due to the adoption of AASB 16 by the Group from 1 October 2019. Comparatives have not been restated. Refer to Note 1 for further details.
3.	Impairment of software assets was $75 million (Second Half 2019: $9 million; First Half 2019: $16 million).

106	2020 Interim Financial Report

Notes to the consolidated financial statements

Note 6. Income tax

The income tax expense is reconciled to the profit before income tax as follows:

	Half Year	Half Year	Half Year	% Mov’t
$m	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Profit before income tax	2,185	5,194	4,555	(58)	(52)
Tax at the Australian company tax rate of 30%	656	1,558	1,367	(58)	(52)
The effect of amounts which are not deductible/(assessable) in calculating taxable income:
Hybrid capital distributions	30	31	41	(3)	(27)
Life insurance:
Tax adjustment on policyholder earnings	(24)	8	-	large	-
Adjustment for life business tax rates	1	(1)	-	large	-
Dividend adjustments	-	-	(1)	-	(100)
Other non-assessable items	(1)	(1)	(13)	-	(92)
Other non-deductible items	295	7	5	large	large
Adjustment for overseas tax rates	10	(16)	(16)	large	large
Income tax (over)/under provided in prior periods	-	(5)	(5)	(100)	(100)
Other items	27	(1)	1	large	large
Total income tax expense	994	1,580	1,379	(37)	(28)
Effective income tax rate	45.49%	30.42%	30.27%	large	large

Note 7. Earnings per share

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares on issue during the period, adjusted for treasury shares. Diluted EPS is calculated by adjusting the basic EPS by assuming all dilutive potential ordinary shares are converted.

	Half Year March 2020		Half Year Sept 2019		Half Year March 2019
$m	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net profit attributable to shareholders	1,190	1,190	3,611	3,611	3,173	3,173
Adjustment for RSP dividends[1]	(2)	(2)	(4)	(4)	(2)	(2)
Adjustment for potential dilution:
Distributions to convertible loan capital holders[2]	-	-	-	136	-	154
Adjusted net profit attributable to shareholders	1,188	1,188	3,607	3,743	3,171	3,325
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares on issue	3,579	3,579	3,470	3,470	3,442	3,442
Treasury shares (including RSP share rights)[1]	(5)	(5)	(6)	(6)	(6)	(6)
Adjustment for potential dilution:
Share-based payments	-	1	-	1	-	1
Convertible loan capital[2]	-	-	-	283	-	278
Adjusted weighted average number of ordinary shares	3,574	3,575	3,464	3,748	3,436	3,715
Earnings per ordinary share (cents)	33.2	33.2	104.1	99.9	92.3	89.5

1.	Some RSP share rights have not vested and are not ordinary shares but do receive dividends. These RSP dividends are deducted to show the profit attributable to ordinary shareholders. RSP share rights were antidilutive for all periods presented.
2.	The Group has issued convertible loan capital which may convert into ordinary shares in the future. These convertible loan capital instruments were dilutive for the half year September 2019 and half year March 2019. Diluted EPS for these periods were therefore calculated as if the instruments had been converted at the beginning of the respective period or, if later, the instruments’ issue date. For Half Year March 2020, these instruments were antidilutive.

2020 Interim Financial Report	107

Notes to the consolidated financial statements

Note 8. Average balance sheet and interest rates

	Half Year March 2020			Half Year Sept 2019			Half Year March 2019
	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Collateral paid	13,126	69	1.1	11,368	99	1.7	10,275	102	2.0
Trading securities and financial assets measured at FVIS	27,237	234	1.7	30,174	328	2.2	27,968	334	2.4
Investment securities	72,352	881	2.4	67,250	961	2.9	60,305	958	3.2
Loans and other receivables[1]	700,256	13,500	3.9	694,373	14,866	4.3	696,112	15,574	4.5
Total interest earning assets and interest income	812,971	14,684	3.6	803,165	16,254	4.0	794,660	16,968	4.3
Non-interest earning assets
Derivative financial instruments	30,617			27,818			24,090
Life insurance assets	6,831			10,026			9,192
All other assets[2]	61,945			61,244			59,212
Total non-interest earning assets	99,393			99,088			92,494
Total assets	912,364			902,253			887,154
Liabilities
Interest bearing liabilities
Collateral received	6,579	19	0.6	4,849	37	1.5	2,378	20	1.7
Deposits and other borrowings	512,522	3,155	1.2	508,112	4,270	1.7	505,459	4,675	1.9
Loan capital	22,182	430	3.9	18,419	390	4.2	17,942	386	4.3
Other interest bearing liabilities[3]	201,285	2,080	2.1	207,779	2,913	2.8	203,600	3,624	3.6
Total interest bearing liabilities and interest expense	742,568	5,684	1.5	739,159	7,610	2.1	729,379	8,705	2.4
Non-interest bearing liabilities
Deposits and other borrowings	52,823			49,765			48,772
Derivative financial instruments	30,279			27,574			25,556
Life insurance liabilities	5,611			8,018			7,286
All other liabilities[4]	13,405			13,611			12,761
Total non-interest bearing liabilities	102,118			98,968			94,375
Total liabilities	844,686			838,127			823,754
Shareholders’ equity	67,625			64,078			63,348
NCI	53			48			52
Total equity	67,678			64,126			63,400
Total liabilities and equity	912,364			902,253			887,154
Loans and other receivables[1]
Australia	587,528	11,401	3.9	589,007	12,657	4.3	589,849	13,274	4.5
New Zealand	83,841	1,738	4.1	80,074	1,799	4.5	78,432	1,851	4.7
Other overseas	28,887	361	2.5	25,292	410	3.2	27,831	449	3.2
Deposits and other borrowings
Australia	426,021	2,333	1.1	426,878	3,325	1.6	424,715	3,698	1.7
New Zealand	56,464	516	1.8	55,038	601	2.2	54,400	634	2.3
Other overseas	30,037	306	2.0	26,196	344	2.6	26,344	343	2.6

1.	Loans and other receivables are net of Stage 3 provisions, where interest income is determined based on their carrying value. Stage 1 and 2 provisions are not included in the average interest earning assets balance, as interest income is determined based on the gross value of loans and other receivables.
2.	Includes property and equipment, intangible assets, deferred tax assets, non-interest bearing loans relating to mortgage offset accounts and all other non-interest earning financial assets.
3.	Includes net impact of Treasury balance sheet management activities and the Bank Levy.
4.	Includes other financial liabilities, provisions, current and deferred tax liabilities and other liabilities.

108	2020 Interim Financial Report

Notes to the consolidated financial statements

Note 9. Loans

	As at	As at	As at	% Mov’t
$m	31 March 2020	30 Sept 2019	31 March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Australia
Housing	445,663	449,201	447,164	(1)	-
Personal	19,854	21,247	22,463	(7)	(12)
Business	155,322	152,360	152,424	2	2
Total Australia	620,839	622,808	622,051	-	-
New Zealand
Housing	52,037	47,731	47,499	9	10
Personal	1,610	1,709	1,855	(6)	(13)
Business	32,021	29,285	29,990	9	7
Total New Zealand	85,668	78,725	79,344	9	8
Total other overseas	18,361	16,845	16,539	9	11
Total loans	724,868	718,378	717,934	1	1
Provisions for expected credit losses (ECL) on loans (Note 10)	(5,190)	(3,608)	(3,637)	44	43
Total net loans[1,2]	719,678	714,770	714,297	1	1

Note 10. Provisions for expected credit losses

Loans and credit commitments

The following table shows the provision for ECL on loans and credit commitments by stage:

	As at	As at	As at	% Mov’t
$m	31 March 2020	30 Sept 2019	31 March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Performing - Stage 1	1,181	884	916	34	29
Performing - Stage 2	2,878	1,674	1,711	72	68
Non performing - Stage 3	1,707	1,355	1,358	26	26
Total provision for ECL on loans and credit commitments	5,766	3,913	3,985	47	45
Presented as:
Provision for ECL on loans (Note 9)	5,190	3,608	3,637	44	43
Provision for ECL on credit commitments (Note 14)	576	305	348	89	66
Total provision for ECL on loans and credit commitments	5,766	3,913	3,985	47	45
Of which:
Individually assessed provisions	606	412	433	47	40
Collectively assessed provisions	5,160	3,501	3,552	47	45
Total provision for ECL on loans and credit commitments	5,766	3,913	3,985	47	45

1.	Total net loans include securitised loans of $9,029 million as at 31 March 2020 (30 September 2019: $7,737 million; 31 March 2019: $8,901 million). The level of securitised loans excludes loans where Westpac is the holder of related debt securities.
2.	Total net loans include assets pledged for the covered bond programs of $39,348 million as at 31 March 2020 (30 September 2019: $38,832 million; 31 March 2019: $37,548 million).

2020 Interim Financial Report	109

Notes to the consolidated financial statements

Note 10. Provisions for expected credit losses (continued)

Movement in provision for ECL on loans and credit commitments

Consolidated	Performing		Non- performing	Collectively assessed	Individually assessed
$m	Stage 1	Stage 2	Stage 3	provisions	provisions	Total
Balance as at 30 September 2018	-	-	-	2,631	422	3,053
Restatement for adoption of AASB 9	877	1,884	1,272	(2,631)	(422)	980
Balance as at 1 October 2018	877	1,884	1,272	-	-	4,033
Transfers to Stage 1	701	(678)	(23)	-	-	-
Transfers to Stage 2	(123)	469	(346)	-	-	-
Transfers to Stage 3	(3)	(290)	293	-	-	-
Business activity during the period	87	(25)	(217)	-	-	(155)
Net remeasurement of provision for ECL	(628)	342	844	-	-	558
Write-offs	-	-	(499)	-	-	(499)
Exchange rate and other adjustments	5	9	34	-	-	48
Balance as at 31 March 2019	916	1,711	1,358	-	-	3,985
Transfers to Stage 1	757	(726)	(31)	-	-	-
Transfers to Stage 2	(119)	487	(368)	-	-	-
Transfers to Stage 3	(2)	(331)	333	-	-	-
Business activity during the period	92	6	(113)	-	-	(15)
Net remeasurement of provision for ECL	(757)	532	803	-	-	578
Write-offs	-	-	(655)	-	-	(655)
Exchange rate and other adjustments	(3)	(5)	28	-	-	20
Balance as at 30 September 2019	884	1,674	1,355	-	-	3,913
Transfers to Stage 1	600	(583)	(17)	-	-	-
Transfers to Stage 2	(131)	466	(335)	-	-	-
Transfers to Stage 3	(2)	(334)	336	-	-	-
Business activity during the period	120	114	(50)	-	-	184
Net remeasurement of provision for ECL	(297)	1,527	911	-	-	2,141
Write-offs	-	-	(537)	-	-	(537)
Exchange rate and other adjustments	7	14	44	-	-	65
Balance as at 31 March 2020	1,181	2,878	1,707	-	-	5,766

The following table provides further details of the provision for ECL by class and stage:

	Performing		Non- performing
$m	Stage 1	Stage 2	Stage 3	Total
Housing	154	324	570	1,048
Personal	256	535	254	1,045
Business	506	852	534	1,892
Balance as at 31 March 2019	916	1,711	1,358	3,985
Housing	163	354	591	1,108
Personal	268	459	248	975
Business	453	861	516	1,830
Balance as at 30 September 2019	884	1,674	1,355	3,913
Housing	195	544	583	1,322
Personal	267	562	319	1,148
Business	719	1,772	805	3,296
Balance as at 31 March 2020	1,181	2,878	1,707	5,766

110	2020 Interim Financial Report

Notes to the consolidated financial statements

Note 10. Provisions for expected credit losses (continued)

Impact of COVID-19 on the provision for ECL for the half year ending 31 March 2020

COVID-19 has had a significant impact on global and domestic economies and, as such, many of the Group’s customers.

The current and prospective rapid deterioration in the economy due to COVID-19 has resulted in a significant increase in the provision for ECL.

The following table attributes the net remeasurement of provision for ECL for the period.

$m	Consolidated
Modelled provision for ECL using updated economic inputs / weightings	1,135
COVID-19 overlay	446
Impact of COVID-19 on the provision for ECL as at 31 March 2020	1,581
Other net movements	560
Total net remeasurement of the provision for ECL for the half year ending 31 March 2020	2,141

Details of these changes, which are based on reasonable and supportable information up to the date of this report are provided below.

Modelled provision for ECL

The modelled provision for ECL is a probability weighted estimate based on three scenarios which together are representative of the Group’s view of the forward-looking distribution of potential loss outcomes. The increase in provisions as a result of changes in modelled ECL are reflected through the “net remeasurement of provision for ECL” line in the “movement in provision for ECL on loans and credit commitments” table. Of the $2,141 million, total remeasurement in provisions, $1,135 million relates to updates made to the modelling inputs to address the COVID-19 impacts on the Group’s customers. “Other net movements” includes changes in modelling inputs and portfolio changes not related to COVID-19 including migration from stage 2 (performing) to stage 3 (non performing).

The base case scenario uses current Westpac Economics forecasts and reflects the latest available macroeconomic view which shows a deterioration in the short term, with a subsequent recovery. The latest view considers both the economic and societal impacts of COVID-19, the Australian Government stimulus measures implemented to cushion the impacts, including the JobKeeper package and the New Zealand Government stimulus package. The Westpac Australian Economics forecast assumes the following:

•	a short-term contraction in annual GDP of 8.2% in June 2020 quarter improving to a contraction of 5% over the remainder of 2020 and a recovery to positive growth of 4% over 2021, moderating to growth of 2.7% in the year to June 2022;
•	a rapid decline in the commercial property price index incorporating a significant peak to trough fall from first quarter 2020 to first quarter 2021, returning to positive growth in first quarter 2022;
•	a decline of 10%-15% in residential property prices over 2020 with a further fall of approximately 5% in 2021. By June 2021 house property prices are assumed to stabilise; and
•	a short-term increase in the unemployment rate to 9%, reducing to 7% by the end of 2020.

The downside scenario is a more severe scenario with expected credit losses higher than those under the current base case scenario. The more severe loss outcome for the downside is generated under a recession scenario in which the combination of negative GDP growth, declines in commercial and residential property prices and an increase in the unemployment rate simultaneously impact expected credit losses across all portfolios from the reporting date. The assumptions in this scenario and relativities to the base case scenario will be monitored having regard to the emerging economic conditions and updated where necessary. The upside scenario represents a modest improvement to the base case.

2020 Interim Financial Report	111

Notes to the consolidated financial statements

Note 10. Provisions for expected credit losses (continued)

The following sensitivity table shows the reported provision for ECL based on the probability weighted scenarios and what the provisions for ECL would be assuming a 100% weighting is applied to the base case scenario and to the downside scenario (with all other assumptions, including customer risk grades, held constant).

$m	Consolidated
Reported probability-weighted ECL	5,766
100% base ECL	4,476
100% downside ECL	7,902

The following table indicates the weightings applied by the Group at 31 March 2020, 30 September 2019 and 31 March 2019:

Macroeconomic scenario weightings (%)	31 March 2020	30 Sept 2019	31 March 2019
Upside	5	10	10
Base	55	62.5	65
Downside	40	27.5	25

The increase in weighting to the downside scenario since 30 September 2019 reflects the significant risk regarding the economic assumptions used in the base case. In particular, the current base case economic forecast indicates a relatively short and sharp economic impact followed by a subsequent recovery. There is a risk that the economic impacts of COVID-19 could be deeper or more prolonged which would result in higher credit losses than those modelled under the base case.

The COVID-19 pandemic is leading to material structural shifts in the behaviour of the economy and customers, and unprecedented actions by banks, governments and regulators in response. ECL models are expected to be subject to a higher than usual level of uncertainty during this period. In this environment there is a heightened need for the application of judgement in order to reflect these evolving relationships and risks.

This judgement has been applied in the form of the revision to scenario weightings and a COVID-19 overlay.

COVID-19 overlay

While the impacts on the broad economy are included in the assumptions used in the economic scenarios and the weightings applied to these scenarios, these general economy wide impacts will not reflect the specific impact on individual customers. As the full impacts of the COVID-19 pandemic were yet to be felt at the balance date, the Group is yet to see the anticipated increase in delinquencies, downgrades and defaults. As these likely future downgrades are not currently captured in the modelled outcome, the Group has specifically considered the likely industry specific and retail customer impacts and raised a $446 million overlay in addition to the modelled provision.

The COVID-19 overlay reflects that the ECL model does not yet fully capture loans and credit commitments for which there has been a significant increase in credit risk as a result of COVID-19, as we have not yet observed any significant impact to customer credit ratings. We expect that the treatment of these loans and credit commitments will evolve as the situation unfolds and more data is available to model or understand the credit risk/loss implications from the COVID-19 pandemic and the mitigating impact of government stimulus packages. Over time we expect this overlay to reduce as the impact will be better reflected in the modelled outcome.

We note that while deferral of payments by customers in hardship arrangements is generally treated as an indication of a significant increase in credit risk (SICR), the deferral of payments under the current COVID-19 support packages for mortgages and business loans has not, in isolation, been treated as an indication of SICR. These packages are available to customers who have had income losses as a result of COVID-19 and who otherwise had up to date payment status prior to the onset of COVID-19. The relief packages allow for a deferral of payments for a short term. During this period, the deferred interest will be capitalised and the deferred principal along with the capitalised interest, will be repaid over the remaining term of the loan. These packages have been designed to provide short-term cash flow support while the most significant COVID-19 restrictions are in place. As these are expected to be short-term in nature there is an expectation that most customers making use of the arrangements will subsequently return to normal trading or employment arrangements. Accordingly, at this stage, we do not consider that customers making use of the packages have necessarily experienced a significant increase in credit risk as this assessment is based on changes in lifetime probability of default. This is consistent with the ‘IFRS 9 and COVID-19’ guidance issued by the IASB on 27 March 2020.

The Group will reassess this treatment as the situation evolves and the longer-term impacts of the COVID-19 pandemic become clearer. Beyond the specific COVID-19 support packages it is likely that some customers will move into general hardship arrangements and will thus be treated as having experienced a SICR.

As an alternative to treating all customers who are making use of the COVID-19 support packages as having experienced a significant increase in credit risk, the Group has considered the likely impacts at a portfolio level and raised a provision for lifetime ECL for our business and retail segments where a SICR has likely occurred as described below.

112	2020 Interim Financial Report

Notes to the consolidated financial statements

Note 10. Provisions for expected credit losses (continued)

Business lending (including institutional)

Industry segments have been rated as high, medium or low risk based on the likely economic impact of COVID-19 on that industry based on judgement. The Group has assessed that the most severely impacted customers are those in industries impacted by social distancing, travel, supply chain disruption, and industries adjacent to these. The high impacted industries include transport, manufacturing, retail trade, entertainment and hospitality, travel, tourism, food and beverage. The most significant second order impacts are on commercial real estate and construction.

In determining which exposures in high and medium rated industries should be included in determining the ECL overlay we have considered factors such as whether exposures are investment or non-investment risk grade, potential to raise capital or attract additional funding and capacity to take other measures to support their businesses. We considered the increase in provisions that would arise if we were to increase the modelled provisions for these customers to the expected lifetime ECL (stage 2) in significantly stressed macroeconomic conditions using current customer risk grades. For the medium rated industries, a similar comparison was performed to consider the increase in a 12-month ECL (stage 1) in moderately stressed macroeconomic conditions. We then applied judgement to estimate the necessary increase in provisions.

Based on this judgement we have identified $54.1 billion of high rated business portfolio exposures on which a lifetime ECL overlay has been determined. This has resulted in a $257 million overlay for high rated industries which is included in stage 2 provisions. A $41 million overlay for medium rated industries is included in stage 1 provisions.

The judgements and assumptions used in estimating the overlays will be reviewed and refined as the COVID-19 pandemic evolves. We expect the overlay to be reduced as we observe customer risk grade migration through the portfolio.

Retail lending

The structural increase in long term unemployment is expected to result in longer term increases in stage 2 balances and losses. A portfolio level increase in the stage 2 population of 2% for Australian retail and 2.5% for New Zealand retail (representing the expected medium-term increase in unemployment) is assumed to derive this overlay. This approach assumes that the Group’s customer base is representative of the wider community and reflects that whilst individual customer impacts are not yet reflected in customer credit scores there has been a SICR for a proportion of the portfolio.

We have identified $11.5 billion of retail exposures on which a lifetime ECL overlay has been determined. This has resulted in a $57 million overlay which is included in stage 2 provisions.

It is important to note that the $65.6 billion of exposures for business and retail portfolios referred to in determining the ECL overlay are still performing. While some of these exposures may experience a credit deterioration in the future others will not.

In addition to the above items, we also considered whether other modelled outcomes reflect expected future losses in the current climate. A further overlay of $91 million has been raised on retail portfolios to adjust modelled provisions on the basis that the models do not currently capture expected impacts of COVID-19 on collections and auto finance asset prices or expected changes to the traditional delinquency trends in personal lending in the current circumstances.

2020 Interim Financial Report	113

Notes to the consolidated financial statements

Note 10. Provisions for expected credit losses (continued)

Investment Securities – debt securities

The following tables reconcile the provision for ECL on debt securities.

$m	Debt securities at FVOCI[1]	Debt securities at amortised cost	Total debt securities
Balance as at 30 September 2018	-	-	-
Restatement for adoption of AASB 9	2	9	11
Balance as at 1 October 2018	2	9	11
Stage 1 - change in the provision during the period	-	1	1
Balance as at 31 March 2019	2	10	12
Stage 1 - change in the provision during the period	-	(1)	(1)
Balance as at 30 September 2019	2	9	11
Stage 1 - change in the provision during the period	1	10	11
Stage 2 - change in the provision during the period	-	3	3
Balance as at 31 March 2020	3	22	25

Reconciliation of impairment charges

	Half Year	Half Year	Half Year
$m	March 2020	Sept 2019	March 2019
Provisions raised
Net changes in provisions	2,338	562	404
Recoveries	(100)	(101)	(71)
Impairment charges	2,238	461	333
of which relates to:
Loans and credit commitments	2,224	462	332
Debt securities at FVOCI[1]	1	-	-
Debt securities at amortised cost	13	(1)	1
Impairment charges	2,238	461	333

Note 11. Credit Quality

The loans and credit commitments balance in stage 3 (non-performing) is represented by those loans and credit commitments which are in default. A default occurs when Westpac considered that the customer is unlikely to repay its credit obligations in full, irrespective of recourse by the Group to actions such as realising security, or the customer is more than 90 days past due on any material credit obligation. This definition of default is aligned to the APRA regulatory definition of default. These can be disaggregated into impaired loans and credit commitments (which is where the customer is unlikely to pay its credit obligations in full including restructured loans) and items 90 days past due, or otherwise in default but not impaired.

Impaired loans and credit commitments include:

•	housing and business loans with insufficient security to cover the principal and interest payments owing (aligned to an impaired internal credit risk grade);
•	personal loans which are greater than 90 days past due; and
•	restructured loans (the original contractual terms have been modified to provide for concessions for a customer facing financial difficulties).

1.	Impairment on debt securities at FVOCI is recognised in the income statement with a corresponding amount in other comprehensive income (refer to Note 15). There is no reduction of the carrying value of the debt securities which remains at fair value.

114	2020 Interim Financial Report

Notes to the consolidated financial statements

Note 11. Credit quality (continued)

Items 90 days past due, or otherwise in default but not impaired include:

•	currently 90 days or more past due but well secured[1];
•	assets that were, but are no longer 90 days past due but are yet to satisfactorily demonstrate sustained improvement to allow reclassification; and
•	other assets in default and not impaired, including those where an order for bankruptcy or similar legal action has been taken (e.g. appointment of an Administrator or Receiver).

Further detail of these balances is as follows:

Impaired loans and credit commitments

	Australia			New Zealand			Other Overseas			Total
	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at
	31	30	31	31	30	31	31	30	31	31	30	31
	March	Sept	March	March	Sept	March	March	Sept	March	March	Sept	March
$m	2020	2019	2019	2020	2019	2019	2020	2019	2019	2020	2019	2019
Housing and
Business:
Gross amount	1,267	1,215	1,204	175	62	105	259	50	11	1,701	1,327	1,320
Impairment
provisions[2]	(530)	(491)	(513)	(73)	(26)	(40)	(161)	(17)	(5)	(764)	(534)	(558)
Net	737	724	691	102	36	65	98	33	6	937	793	762
Personal
Gross amount	402	384	379	33	20	19	1	1	-	436	405	398
Impairment
provisions[3]	(285)	(233)	(215)	(26)	(15)	(17)	-	-	-	(311)	(248)	(232)
Net	117	151	164	7	5	2	1	1	-	125	157	166
Restructured
Gross amount	14	16	12	-	12	16	3	3	3	17	31	31
Impairment
provisions[2]	(3)	(6)	(6)	-	(3)	(3)	(1)	(1)	(1)	(4)	(10)	(10)
Net	11	10	6	-	9	13	2	2	2	13	21	21
Total impaired
exposures:
Gross amount	1,683	1,615	1,595	208	94	140	263	54	14	2,154	1,763	1,749
Impairment
provisions[2,4]	(818)	(730)	(734)	(99)	(44)	(60)	(162)	(18)	(6)	(1,079)	(792)	(800)
Net	865	885	861	109	50	80	101	36	8	1,075	971	949

Items 90 days past due, or otherwise in default, but not impaired

	As at	As at	As at	% Mov’t
$m	31 March 2020	30 Sept 2019	31 March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Australia	4,965	4,684	4,295	6	16
New Zealand	389	340	192	14	103
Other overseas	55	64	35	(14)	57
Total[4]	5,409	5,088	4,522	6	20

1.	The estimated net realisable value of security to which the Group has recourse is sufficient to cover all principal and interest.
2.	Includes individually assessed provisions and collectively assessed provisions on impaired exposures.
3.	Includes collectively assessed provisions on impaired exposures.
4.	The impairment provision of $1,079 million for impaired exposures (30 September 2019: $792m; 31 March 2019: $800m) and the impairment provision of $628 million for items 90 days past due, or otherwise in default and not impaired (30 September 2019: $563m; 31 March 2019: $558m) equates to the stage 3 provisions for ECL on loans and credit commitments of $1,707 million (30 September 2019: $1,355 million; 31 March 2019: $1,358 million).

2020 Interim Financial Report	115

Notes to the consolidated financial statements

Note 12. Deposits and other borrowings

	As at	As at	As at	% Mov’t
$m	31 March 2020	30 Sept 2019	31 March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Australia
Certificates of deposit	21,029	26,259	31,123	(20)	(32)
Non-interest bearing, repayable at call	44,557	43,341	42,690	3	4
Other interest bearing at call	274,071	247,161	222,733	11	23
Other interest bearing term	141,933	158,564	168,313	(10)	(16)
Total Australia	481,590	475,325	464,859	1	4
New Zealand
Certificates of deposit	3,452	1,058	858	large	large
Non-interest bearing, repayable at call	9,526	6,368	6,110	50	56
Other interest bearing at call	25,822	22,291	23,488	16	10
Other interest bearing term	31,925	31,084	31,918	3	-
Total New Zealand	70,725	60,801	62,374	16	13
Other overseas
Certificates of deposit	14,638	11,414	11,383	28	29
Non-interest bearing, repayable at call	1,007	824	800	22	26
Other interest bearing at call	1,834	1,610	1,323	14	39
Other interest bearing term	13,126	13,273	14,268	(1)	(8)
Total other overseas	30,605	27,121	27,774	13	10
Total deposits and other borrowings	582,920	563,247	555,007	3	5

116	2020 Interim Financial Report

Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities

Fair Valuation Control Framework

The Group uses a Fair Valuation Control Framework where the fair value is either determined or validated by a function independent of the transaction. This framework formalises the policies and procedures used to achieve compliance with relevant accounting, industry and regulatory standards. The framework includes specific controls relating to:

•	the revaluation of financial instruments;
•	independent price verification;
•	fair value adjustments; and
•	financial reporting.

A key element of the framework is the Revaluation Committee, comprising senior valuation specialists from within the Group. The Revaluation Committee reviews the application of the agreed policies and procedures to assess that a fair value measurement basis has been applied.

The method of determining fair value differs depending on the information available.

Fair value hierarchy

A financial instrument’s categorisation within the valuation hierarchy is based on the lowest level input that is significant to the fair value measurement.

The Group categorises all fair value instruments according to the hierarchy described below.

Valuation techniques

The Group applies market accepted valuation techniques in determining the fair valuation of over the counter (OTC) derivatives. This includes credit valuation adjustments (CVA) and funding valuation adjustments (FVA), which incorporate credit risk and funding costs and benefits that arise in relation to uncollateralised derivative positions, respectively.

The specific valuation techniques, the observability of the inputs used in valuation models and the subsequent classification for each significant product category are outlined as follows:

Level 1 instruments

The fair value of financial instruments traded in active markets based on recent unadjusted quoted prices. These prices are based on actual arm’s length basis transactions.

The valuations of Level 1 instruments require little or no management judgement.

Instrument	Balance sheet category	Includes	Valuation
Exchange traded products	Derivatives	Exchange traded interest rate futures and options and commodity, energy and carbon futures
Foreign exchange products	Derivatives	FX spot and futures contracts
Equity products	Derivatives Trading securities and financial assets measured at FVIS Other financial liabilities	Listed equities and equity indices	All these instruments are traded in liquid, active markets where prices are readily observable. No modelling or assumptions are used in the valuation.
Non-asset backed debt instruments	Trading securities and financial assets measured at FVIS Investment securities Other financial liabilities	Australian Commonwealth and New Zealand government bonds
Life insurance assets and liabilities	Life insurance assets Life insurance liabilities	Listed equities, exchange traded derivatives and short sale of listed equities within controlled managed investment schemes

2020 Interim Financial Report	117

Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)

Level 2 instruments

The fair value for financial instruments that are not actively traded are determined using valuation techniques which maximise the use of observable market prices. Valuation techniques include:

•	the use of market standard discounting methodologies;

•	option pricing models; and

•	other valuation techniques widely used and accepted by market participants.

Instrument	Balance sheet category	Includes	Valuation
Interest rate products	Derivatives	Interest rate and inflation swaps, swaptions, caps, floors, collars and other non-vanilla interest rate derivatives	Industry standard valuation models are used to calculate the expected future value of payments by product, which is discounted back to a present value. The model’s interest rate inputs are benchmark interest rates and active broker quoted interest rates in the swap, bond and future markets. Interest rate volatilities are sourced from brokers and consensus data providers. If consensus prices are not available, these are classified as Level 3 instruments.
Foreign exchange products	Derivatives	FX swap, FX forward contracts, FX options and other non-vanilla FX derivatives	Derived from market observable inputs or consensus pricing providers using industry standard models.
Other credit products	Derivatives	Single Name and Index credit default swaps (CDS)	Valued using an industry standard model that incorporates the credit spread as its principal input. Credit spreads are obtained from consensus data providers. If consensus prices are not available, these are classified as Level 3 instruments.
Commodity products	Derivatives	Commodity, energy and carbon derivatives

Valued using industry standard models.

The models calculate the expected future value of deliveries and payments and discount them back to a present value. The model inputs include forward curves, volatilities implied from market observable inputs, discount curves and underlying spot and futures prices. The significant inputs are market observable or available through a consensus data service. If consensus prices are not available, these are classified as Level 3 instruments.

Equity products	Derivatives	Exchange traded equity options, OTC equity options and equity warrants	Due to low liquidity exchange traded options are Level 2. Valued using industry standard models based on observable parameters such as stock prices, dividends, volatilities and interest rates.
Asset backed debt instruments	Trading securities and financial assets measured at FVIS Investment securities	Australian residential mortgage backed securities (RMBS) denominated in Australian dollar and other asset backed securities (ABS)	Valued using an industry approach to value floating rate debt with prepayment features. Australian RMBS are valued using prices sourced from a consensus data provider. If consensus prices are not available these are classified as Level 3 instruments.
Non-asset backed debt instruments	Trading securities and financial assets measured at FVIS Investment securities Other financial liabilities	State and other government bonds, corporate bonds and commercial paper Repurchase agreements and reverse repurchase agreements over non-asset backed debt securities	Valued using observable market prices, which are sourced from independent pricing services, broker quotes or inter-dealer prices.
Loans at fair value	Loans	Fixed rate bills and syndicated loans	Discounted cash flow approach, using a discount rate which reflects the terms of the instrument and the timing of cash flows, adjusted for creditworthiness, or expected sale amount.
Certificates of deposit	Deposits and other borrowings	Certificates of deposit	Discounted cash flow using market rates offered for deposits of similar remaining maturities.
Debt issues at fair value	Debt issues	Debt issues	Discounted cash flows, using a discount rate which reflects the terms of the instrument and the timing of cash flows adjusted for market observable changes in Westpac’s implied credit worthiness.
Life insurance assets and liabilities	Life insurance assets Life insurance liabilities	Corporate bonds, over the counter derivatives, units in unlisted unit trusts, life insurance contract liabilities, life investment contract liabilities and external liabilities of managed investment schemes controlled by statutory life funds	Valued using observable market prices or other widely used and accepted valuation techniques utilising observable market input.

118	2020 Interim Financial Report

Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)

Level 3 instruments

Financial instruments valued where at least one input that could have a significant effect on the instrument’s valuation is not based on observable market data due to illiquidity or complexity of the product. These inputs are generally derived and extrapolated from other relevant market data and calibrated against current market trends and historical transactions.

These valuations are calculated using a high degree of management judgement.

Instrument	Balance sheet category	Includes	Valuation
Debt instruments	Trading securities and financial assets measured at FVIS Investment securities	Certain asset backed debt instruments, offshore non-asset backed debt instruments and debt securities issued via private placement	These securities are evaluated by an independent pricing service or based on third party revaluations. Due to their illiquidity and/or complexity these are classified as Level 3 assets.
Equity investments	Trading securities and Financial assets measured at FVIS Investment securities	Strategic equity investments

Valued using valuation techniques appropriate to the investment, including the use of recent arm’s length transactions where available, discounted cash flow approach, reference to the net assets of the entity or to the most recent fund unit pricing.

Due to their illiquidity, complexity and/or use of unobservable inputs into valuation models, they are classified as Level 3 assets.

2020 Interim Financial Report	119

Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)

The following tables summarise the attribution of financial instruments measured at fair value to the fair value hierarchy: 1

	As at 31 March 2020
$m	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets measured at FVIS	5,252	20,808	220	26,280
Derivative financial instruments	17	56,620	24	56,661
Investment securities	15,320	69,206	152	84,678
Loans	-	246	22	268
Life insurance assets	600	1,974	-	2,574
Total financial assets measured at fair value on a recurring basis	21,189	148,854	418	170,461
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings	-	38,794	-	38,794
Other financial liabilities	261	10,239	-	10,500
Derivative financial instruments	14	48,031	44	48,089
Debt issues	-	6,295	-	6,295
Life insurance liabilities	-	604	-	604
Total financial liabilities measured at fair value on a recurring basis	275	103,963	44	104,282

	As at 30 Sept 2019
$m	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets measured at FVIS	10,440	21,121	220	31,781
Derivative financial instruments	7	29,828	24	29,859
Investment securities	11,163	61,284	134	72,581
Loans	-	239	21	260
Life insurance assets	1,097	8,270	-	9,367
Total financial assets measured at fair value on a recurring basis	22,707	120,742	399	143,848
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings	-	38,413	-	38,413
Other financial liabilities	262	5,108	-	5,370
Derivative financial instruments	8	29,059	29	29,096
Debt issues	-	5,819	-	5,819
Life insurance liabilities	-	7,377	-	7,377
Total financial liabilities measured at fair value on a recurring basis	270	85,776	29	86,075

	As at 31 March 2019
$m	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets measured at FVIS	10,039	19,037	231	29,307
Derivative financial instruments	10	21,735	20	21,765
Investment securities	10,796	56,816	112	67,724
Loans	-	394	19	413
Life insurance assets	1,255	8,119	-	9,374
Total financial assets measured at fair value on a recurring basis	22,100	106,101	382	128,583
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings	-	43,119	-	43,119
Other financial liabilities	211	4,715	-	4,926
Derivative financial instruments	10	23,344	30	23,384
Debt issues	-	3,934	-	3,934
Life insurance liabilities	-	7,503	-	7,503
Total financial liabilities measured at fair value on a recurring basis	221	82,615	30	82,866

120	2020 Interim Financial Report

Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)

Reconciliation of non-market observables

The following table summarises the changes in financial instruments measured at fair value derived from non-market observable valuation techniques (Level 3):

	Half Year March 2020
$m	Trading securities and financial assets measured at FVIS	Investment Securities	Other[1]	Total Level 3 assets	Derivatives	Total Level 3 liabilities
Balance as at beginning of period	220	134	45	399	29	29
Gains/(losses) on assets and (gains)/losses on liabilities recognised in:
Income statements	(3)	-	10	7	10	10
Other comprehensive income	-	(18)	-	(18)	-	-
Acquisitions and issues	5	36	9	50	6	6
Disposals and settlements	(9)	-	(18)	(27)	(1)	(1)
Foreign currency translation impacts	7	-	-	7	-	-
Balance as at end of period	220	152	46	418	44	44
Unrealised gains/(losses) recognised in the income statement for financial instrument held as at end of period	(4)	-	14	10	(16)	(16)

Transfers into and out of Level 3 have occurred due to changes in observability in the significant inputs into the valuation models used to determine the fair value of the related financial instruments. Transfers in and transfers out are reported using the end of period fair values. No transfers in or transfers out have occurred during the period.

Significant unobservable inputs

Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group’s reported results.

Day one profit or loss

The closing balance of unrecognised day one profit for the period was $3 million (30 September 2019: $3 million profit; 31 March 2019: $4 million).

Financial instruments not measured at fair value

The following table summarises the estimated fair value of financial instruments not measured at fair value for the Group:

	As at 31 March 2020		As at 30 Sept 2019		As at 31 March 2019
$m	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets not measured at fair value
Cash and balances with central banks	45,815	45,815	20,059	20,059	19,486	19,486
Collateral paid	5,339	5,339	5,930	5,930	6,103	6,103
Investment securities	1,111	1,111	820	820	812	812
Loans	719,410	721,740	714,510	716,130	713,884	714,341
Other financial assets	5,849	5,849	5,367	5,367	6,444	6,444
Total financial assets not measured at fair value	777,524	779,854	746,686	748,306	746,729	747,186
Financial liabilities not measured at fair value
Collateral received	12,728	12,728	3,287	3,287	1,889	1,889
Deposits and other borrowings	544,126	544,506	524,834	525,516	511,888	512,544
Other financial liabilities	23,496	23,496	23,845	23,845	24,087	24,087
Debt issues[2]	179,540	175,610	175,638	176,838	184,825	185,423
Loan capital	25,807	23,636	21,826	22,076	16,736	16,655
Total financial liabilities not measured at fair value	785,697	779,976	749,430	751,562	739,425	740,598

A detailed description of how fair value is derived for financial instruments not measured at fair value is disclosed in Note 22 of the 2019 Annual Report.

1.	Other is comprised of derivative financial assets and certain loans.
2.	The estimated fair value of debt issues includes the impact of changes in Westpac’s credit spreads since origination.

2020 Interim Financial Report	121

Notes to the consolidated financial statements

Note 14. Provisions, contingent liabilities, contingent assets and credit commitments

Provisions are recognised for present obligations arising from past events where a payment (or other economic transfer) is likely to be necessary to settle the obligation and can be reliably estimated. Provisions raised by the Group are set out in the table in the “Provisions” section below. Where it is not probable there will be an outflow of economic resources or where a liability cannot be reliably estimated a contingent liability may exist.

Provisions

	Half Year March 2020
$m	Long service leave	Annual leave and other employee benefits	Litigation and non-lending losses	Provision for impairment on credit commitments	Lease restoration obligations	Restructuring provisions	Compliance, regulation and remediation provisions	Total
Balance as at beginning of period	456	614	38	305	24	160	1,572	3,169
Additions	37	447	920	271	200	17	639	2,531
Utilisation	(24)	(619)	(22)	-	(7)	(67)	(215)	(954)
Reversal of unutilised provisions	-	(8)	(2)	-	(1)	-	(76)	(87)
Other	1	12	(3)	-	-	-	-	10
Balance as at end of period	470	446	931	576	216	110	1,920	4,669

Litigation and non-lending loss provisions

A provision for a potential penalty in relation to the AUSTRAC civil proceedings.

On 20 November 2019, AUSTRAC commenced civil proceedings in the Federal Court of Australia against Westpac in relation to alleged contraventions of the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth). These proceedings relate to non-reporting of a large number of International Funds Transfer Instructions (IFTIs), alleged failings in relation to record keeping and the passing on of certain data required in IFTIs, failure to comply with correspondent banking obligations, AML/CTF Program failures and contraventions of ongoing customer due diligence. AUSTRAC has alleged over 23 million contraventions of the AML/CTF Act.

In 1H20, AUSTRAC and Westpac took part in a Court ordered mediation on a confidential and without prejudice basis. While discussions continue, the Court has ordered a timetable for the next steps in the proceedings being the filing of a Statement of Agreed Facts and Admissions by 8 May 2020, the filing of Westpac’s Defence by 15 May 2020 and the filing of AUSTRAC’s Reply to the Defence by 5 June 2020. The outcome of the proceedings will be determined by the Federal Court, having regard to established legal principles including in relation to the setting of civil penalties.

In the prior periods FY18 and FY19, the AUSTRAC matter was disclosed as a contingent liability as Westpac was unable to determine a reliable measurement of the liability. At balance date, Westpac has considered the available information and has made a provision of $900 million for a potential penalty in relation to the AUSTRAC civil proceedings. The provision has been recognised in circumstances where there remains considerable uncertainty on the approach the Court might take in assessing the appropriate penalty and where there remains a prospect that Westpac and AUSTRAC could agree a penalty which could be recommended to the Court on a joint basis (which the Court would have regard to but not be obliged to accept). The Court’s decision on an appropriate penalty will involve balancing many different competing and complex factors and the exercise of discretion. The actual penalty paid by Westpac following either a settlement and joint submission on a penalty, or a hearing, and in each case as determined by the Court, may be materially higher or lower than the provision. The timing of any penalty paid by Westpac is uncertain.

Compliance, regulation and remediation provisions

Provisions for the Half Year 2020 in respect of compliance, regulation and remediation include:

•	estimated customer refunds associated with certain ongoing advice service fees charged by the Group’s salaried financial planners;
•	estimated customer refunds associated with certain ongoing advice service fees charged by authorised representatives of the Group’s wholly owned subsidiaries Securitor Financial Group (Securitor) Limited and Magnitude Group Pty Ltd (Magnitude);
•	refunds for certain Consumer and Business customers that had interest only loans that did not automatically switch, when required, to principal and interest loans; and
•	refunds to certain business customers who were provided with business loans where they should have been provided with loans covered by the National Consumer Credit Protection Act 2009 (Cth).

122	2020 Interim Financial Report

Notes to the consolidated financial statements

Note 14. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

Certain compliance, regulation and remediation provisions are described further as follows:

Estimated customer refunds associated with certain ongoing advice service fees charged by the Group’s salaried financial planners

At balance date, Westpac has a provision of $204 million for customer refunds associated with certain ongoing advice service fees charged by the Group’s salaried financial planners during the period 2008 to 2018. At balance date, Westpac has paid a cumulative total of $72 million to customers. A number of estimates and judgements continue to be applied in measuring the provision at 1H20.

These include:

•	Total fees received by the Group in respect of salaried financial planners in the period 2008 to 2018 were approximately $634 million; and
•	The proportion of total fees that are estimated to be refunded is 27%. The key assumption in this estimate relates to the nature and extent of records to evidence that services were provided for the 2016-2018 cohort.

The provision includes estimated interest and estimated program costs.

Ongoing advice service fees charged by authorised representatives of Securitor and Magnitude

At balance date, Westpac has a provision of $586 million relating to estimated customer remediation costs (including interest on refunded fees and additional costs to run the remediation program) where customers of authorised representatives of the Group’s wholly owned subsidiaries Securitor and Magnitude paid ongoing advice service fees to those representatives and where it is not clear that the services were provided. The ongoing advice service fees were charged during the period from 2008 to 2018. At balance date, Westpac has not commenced payment to customers and has utilised $26.3 million of provisions in relation to project costs. A number of estimates and judgements continue to be applied in measuring the provision at 1H20.

They include:

•	Total fees received by authorised representatives from their customers in the period 2008 to 2018 were approximately $880 million; and
•	The proportion of fees that are estimated to be refundable under the current proposed remediation methodology is 33%. The key assumptions in this estimate include:
–	The basis for refunding customers of the authorised representatives; and
–	The nature, extent and availability of records to evidence that service was provided.

It is possible that the final outcome could be below or above the provision, if the actual outcome differs from the assumptions used in estimating the provision. Remediation processes may change over time as further facts emerge and such changes could result in a change to the final exposure.

Restructuring provisions

During FY19, the Group realigned its major BT businesses into the Consumer and Business divisions and exited the provision of personal financial advice by Westpac Group salaried financial planners and authorised representatives.

The Group now has a referral model for financial advice and continues to carry a provision for remaining separation and redundancy costs.

Lease restoration obligations

The addition to the lease restoration provision reflects a reassessment of the cost of making good leasehold premises at the end of the Group’s property leases. The increase in the expected make-good cost has been treated as an addition to the cost of associated leasehold improvements and is being depreciated over the remaining life of those assets.

Contingent liabilities

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events and present obligations where the transfer of economic resources is not probable or cannot be reliably measured. Contingent liabilities are not recognised on the balance sheet but are disclosed unless the outflow of economic resource is remote.

Regulatory actions

Regulators, statutory authorities and other bodies routinely conduct investigations, reviews and inquiries involving the financial services sector, both in Australia and overseas. These investigations and reviews may consider a range of subject matter, and in Australia, a number of investigations and reviews have recently considered, and continue to consider, potential misconduct in credit and financial services.

Domestic regulators such as ASIC, APRA, ACCC, AUSTRAC, the OAIC, the ATO and the Fair Work Ombudsman, as well as certain international regulators such as the Reserve Bank of New Zealand, Financial Markets Authority in New Zealand, Hong Kong Monetary Authority, Monetary Authority of Singapore and National Futures Association are also currently conducting investigations, reviews and inquiries (some of which are industry-wide) that involve or may involve the Group in the future. These investigations, reviews and inquiries are separately considering a range of matters, including ongoing advice services fees (including the process of charging such fees), responsible lending, residential mortgages, credit portfolio management, compliance with superannuation laws, privacy and information governance, the provision of financial advice, competition law conduct, anti-money laundering and counter-terrorism financing processes and procedures, and financial markets conduct (including trading activity).

2020 Interim Financial Report	123

Notes to the consolidated financial statements

Note 14. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

Westpac has also received various notices and requests for information from regulators as part of both industry wide and Westpac-specific investigations, reviews and inquiries.

These investigations, reviews and inquiries, which may be conducted by a regulator, and in some cases also by an external third party retained either by the regulator or by the Group (including where a matter has been self-identified by the Group), may result in litigation (including class action proceedings against the Group), fines, infringement notices, enforceable undertakings, imposition of additional capital requirements, civil or criminal penalties, revocation, suspension or variation of conditions of relevant regulatory licences or other enforcement or administrative action being taken by regulators or other parties. Where possible, an assessment of the likely cost to the Group of these investigations, reviews and inquiries, together with any actions that may be taken, has been made on a case-by-case basis for the purpose of the financial statements but cannot always be reliably estimated, in some cases due to the investigation, review or inquiry being at an early stage.

Ongoing advice services

One regulatory action currently underway involves an investigation by ASIC into ongoing advice services provided by the Group’s salaried financial planners and by authorised representatives of the Group’s wholly owned subsidiaries Securitor and Magnitude.

ASIC commenced its investigation in 2019 and is examining a range of matters, including whether Westpac had appropriate systems and processes in place to ensure that customers received the advice services that they had paid for. The Group is continuing to remediate affected customers and has raised provisions in respect of refunds and other amounts payable to customers of authorised representatives of Securitor and Magnitude and to customers of the Group’s salaried financial planners. Further information on these provisions Westpac has made is set out in the ‘Provisions’ section above.

ASIC’s investigation relates to the period between 2013 and 2019. ASIC has issued notices to which the Group has responded.

ASIC has not given the Group any indication of what action it will take following the conclusion of this investigation. Any action ASIC may take could potentially involve the commencement of Court proceedings and, if contraventions are established, result in the Group being required to pay a significant financial penalty. However, no provision has yet been made in relation to any financial penalty that might arise in the event that ASIC were to elect to pursue enforcement proceedings, as any potential future liability of that kind cannot be reliably estimated at this time.

Consumer credit insurance

ASIC is also currently conducting an investigation into Westpac’s past sales practices in relation to Consumer Credit Insurance (CCI). This investigation follows ASIC’s industry-wide review of CCI sales practices between the period 2011 and 2018. ASIC has issued notices to which the Group has responded.

Westpac ceased selling CCI products in branch and contact centre channels in November 2018, and ceased online sales in June 2019. ASIC’s investigation is a separate matter to the Federal Court class action proceedings commenced against Westpac and two subsidiaries by Slater & Gordon in connection with its ‘Get your insurance back campaign’. Further information about this class action proceeding is set out in the ‘Litigation’ section below.

ASIC has not given the Group any indication of what action it will take following the conclusion of this investigation. Any action ASIC may take could potentially involve the commencement of Court proceedings and, if contraventions are established, result in the Group being required to pay a significant financial penalty. However, no provision has yet been made in relation to any financial penalty that might arise in the event that ASIC were to elect to pursue enforcement proceedings, as any potential future liability of that kind cannot be reliably estimated at this time.

Interest only loans

Another regulatory action currently underway involves ASIC investigating the Group in connection with certain mortgage loans where, due to operational errors, the Group did not switch the customers’ repayments to principal and interest at the expiry of the contractual interest-only period. Westpac announced in December 2017 that it would be remediating customers affected by the error. Westpac has raised a provision for this customer remediation activity (see the ‘Provisions’ section above for more details).

ASIC has issued notices to which the Group has responded. ASIC has not given the Group any indication of what action it will take following the conclusion of this investigation. Any action ASIC may take could potentially involve the commencement of Court proceedings and, if contraventions are established, result in the Group being required to pay a significant financial penalty. However, no provision has yet been made in relation to any financial penalty that might arise in the event that ASIC were to elect to pursue enforcement proceedings, as any potential future liability of that kind cannot be reliably estimated at this time.

Threshold Transaction Reporting

Westpac has identified deficiencies in certain systems and controls relevant to its obligation to file threshold transaction reports (TTRs) under the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth). This has, over a number of years, resulted in instances where the Group has failed to report TTRs, as well as instances where the Group filed TTRs with incomplete or inaccurate information.

The Group has self-reported these TTR deficiencies to AUSTRAC and is keeping AUSTRAC apprised of the status of its investigations. To date, the remediation has involved the late reporting of 17,870 TTRs to AUSTRAC. Additionally, there are multiple TTR reporting scenarios which based on the preliminary analysis undertaken to date (which has not been finally quantified or resolved), could amount to an estimated 60,000 to 90,000 TTRs that have not been reported to AUSTRAC.

The potential outcomes of these matters remain uncertain and accordingly, no provision has been recognised.

124	2020 Interim Financial Report

Notes to the consolidated financial statements

Note 14. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

Litigation

There are ongoing Court proceedings, claims and possible claims for and against the Group. Contingent liabilities exist in respect of actual and potential claims and proceedings, including those listed below. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements but cannot always be reliably estimated, including in relation to those listed below.

•	In August 2016, a class action was filed in the United States District Court for the Southern District of New York against Westpac and a number of other Australian and international banks and brokers alleging misconduct in relation to the bank bill swap reference rate. In April 2019, an amended claim was filed by the Plaintiffs. Westpac is defending the proceedings, which are now moving through the pre-trial stages. A provision has been recognised for anticipated costs of further steps in the proceedings, including discovery.
•	On 22 December 2016, ASIC commenced Federal Court proceedings against BT Funds Management Limited (BTFM) and Westpac Securities Administration Limited (WSAL) in relation to a number of superannuation account consolidation campaigns conducted between 2013 and 2016. ASIC has alleged that in the course of some of these campaigns, customers were provided with personal advice in contravention of a number of Corporations Act 2001 (Cth) provisions, and selected 15 specific customers as the focus of their claim. In December 2018 the primary Court handed down a judgment in which it held that no personal advice had been provided and that BTFM and WSAL did not contravene the relevant personal advice provisions although it did make a finding that BTFM and WSAL had each contravened section 912A(1)(a) of the Corporations Act. In February 2019, ASIC filed an appeal against this decision. On 28 October 2019, the Full Federal Court handed down its decision in ASIC’s favour and made findings that BTFM and WSAL each provided personal advice on relevant calls made to 14 of the 15 customers and made declarations of consequential contraventions of the Corporations Act (including section 912A(1)(a)). BTFM and WSAL have applied to the High Court of Australia, which has granted special leave to appeal and will hear an appeal in relation to the Full Federal Court’s decision. The High Court will set a date for a hearing of this appeal in due course. If this appeal is unsuccessful, the matter will be remitted to the Federal Court for a hearing on penalties and any other orders sought by ASIC. No provision has been recognised in relation to this matter.
•	On 1 March 2017, ASIC commenced litigation in relation to certain Westpac home loans to consumers (including certain interest only loans) alleging contraventions of the National Consumer Credit Protection Act 2009 (Cth). The proceedings were heard in May 2019. On 13 August 2019, the Court handed down its judgment in the proceedings, and dismissed ASIC’s case. ASIC filed an appeal in relation to the decision, which was heard in February 2020. Judgment on this appeal is pending. No provision has been recognised in relation to this matter.
•	On 12 October 2017, a class action against Westpac and Westpac Life Insurance Services Limited (WLIS) was filed in the Federal Court of Australia. The class action was filed on behalf of customers who, since February 2011, obtained insurance issued by WLIS on the recommendation of financial advisers employed within the Westpac Group. The plaintiffs have alleged that aspects of the financial advice provided by those advisers breached fiduciary and statutory duties owed to the advisers’ clients, including the duty to act in the best interests of the client, and that WLIS was knowingly involved in those alleged breaches. Westpac and WLIS are defending the proceedings. The matter has been set down for an initial trial in May 2021. No provision has been recognised in relation to this matter.
•	On 21 February 2019, a class action against Westpac was commenced in the Federal Court of Australia in relation to Westpac’s responsible lending obligations. The Applicants filed a Further Amended Originating Application and Further Amended Statement of Claim on 11 February 2020. The claims allege that Westpac did not comply with its responsible lending obligations when entering into home loans with the Applicants and group members (as defined in the proceedings). The allegations in respect of the Applicants and group members include that, during the period from 1 January 2011 to 17 February 2018, Westpac failed to conduct reasonable inquiries about the customers’ financial situation, requirements and objectives, failed to take reasonable steps to verify the customer’s financial situation, and failed to conduct compliant assessments of suitability. The Applicants also allege that their loans were unsuitable. Westpac is defending the proceedings. No provision has been recognised in relation to this matter.
•	On 5 September 2019, a class action against BTFM and WLIS was commenced in the Federal Court of Australia in relation to aspects of BTFM’s BT Super for Life cash investment option. The claim follows other industry class actions as part of Slater and Gordon’s ‘Get your super back’ campaign. It is alleged in the proceedings that BTFM failed to adhere to a number of obligations under the general law, the relevant trust deed and the Superannuation Industry (Supervision) Act 1993 (Cth), and that WLIS was knowingly concerned with BTFM’s alleged contraventions. The damages sought by the claim are unspecified. BTFM and WLIS are defending the proceedings. No provision has been recognised in relation to this matter.
•	Westpac has been served with two shareholder class actions filed by Phi Finney McDonald and Johnson Winter & Slattery in Australia relating to market disclosure issues connected to Westpac’s monitoring of financial crime over the relevant period and matters which are the subject of the recent AUSTRAC proceedings. The claims are brought on behalf of certain shareholders who acquired an interest in Westpac securities between 16 December 2013 and 19 November 2019. On 31 January 2020, a US class action was filed against Westpac and our current and former CEO by Rosen Law Firm on behalf of purchasers of Westpac securities between 11 November 2015 and 19 November 2019. That claim also relates to market disclosure issues connected to Westpac’s monitoring of financial crime over the relevant period and matters which are the subject of the recent AUSTRAC proceedings. The three respective class actions largely overlap in terms of subject matter and do not identify the amount of any damages sought, however, given the time period in question in each of the relevant proceedings, and the nature of the claims it is likely that the damages sought from the applicants in those proceedings will be significant. Westpac is defending these class actions and no provision has been recognised in relation to those potential exposures.

2020 Interim Financial Report	125

Notes to the consolidated financial statements

Note 14. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

•	On 28 February 2020, a class action was commenced against Westpac Banking Corporation and two Westpac subsidiaries in the Federal Court of Australia in relation to Westpac’s sale of consumer credit insurance (CCI). The claim follows other industry class actions as part of Slater and Gordon’s ‘Get your insurance back’ campaign. It is alleged in the proceedings that the Westpac entities failed to adhere to a number of obligations in selling CCI in conjunction with credit cards, personal loans and flexi loans. The damages sought by the claim are unspecified. The Westpac entities are defending the proceedings. Westpac no longer sells CCI products. No provision has been recognised in relation to this matter.

Internal reviews and remediation

As in prior periods, Westpac is continuing to undertake a number of reviews to identify and resolve prior issues that have the potential to impact our customers and reputation. These internal reviews continue to identify a number of issues in respect of which we are taking steps or will take steps to put things right so that our customers are not at a disadvantage from certain past practices, including making compensation/remediation payments to customers and/or providing refunds where identified. These issues include compliance with lending obligations (including responsible lending) which is an area of industry focus, the provision of credit in accordance with the National Consumer Credit Protection Act 2009 (Cth), the processing of corporate actions, the charging of certain Wealth fees and the way some product terms and conditions are operationalised. By undertaking these reviews we can also improve our processes and controls. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements but cannot always be reliably estimated. Contingent liabilities may exist in respect of actual or potential claims (which could be brought by customers or regulators), compensation/ remediation payments and/or refunds identified as part of these reviews.

Australian Financial Complaints Authority

Contingent liabilities may also exist in relation to customer complaints brought before the Australian Financial Complaints Authority (AFCA). AFCA has the power to make determinations about complaints and can award compensation up to certain thresholds. AFCA has a broader jurisdiction than previous dispute resolution bodies which it has replaced and, up until 30 June 2020, can also consider customer complaints dating back to 1 January 2008.

Financial Claims Scheme

Under the Financial Claims Scheme (FCS), the Australian Government provides depositors a free guarantee of deposits in eligible ADIs up to and including $250,000. The FCS applies to an eligible ADI if APRA has applied for the winding up of the ADI and the responsible Australian Government minister has declared that the FCS applies to the ADI.

The Financial Claims Scheme (ADIs) Levy Act 2008 provides for the imposition of a levy to fund the excess of certain APRA FCS costs connected to an ADI, including payments by APRA to deposit holders in a failed ADI. The levy would be imposed on liabilities of eligible ADIs to their depositors and cannot be more than 0.5% of the amount of those liabilities. A contingent liability may exist in respect of any levy imposed under the FCS.

Contingent tax risk

Tax and regulatory authorities in Australia and in other jurisdictions are reviewing the taxation treatment of certain transactions (both historical and present-day transactions) undertaken by the Group in the course of normal business activities and the claiming of tax incentives and indirect taxes such as GST. The Group also responds to various notices and requests for information it receives from tax and regulatory authorities.

These reviews, notices and requests may result in additional tax liabilities (including interest and penalties).

The Group has assessed these and other taxation claims arising in Australia and elsewhere, including seeking independent advice.

Settlement risk 5

The Group is subject to a credit risk exposure in the event that another counterparty fails to settle for its payments clearing activities (including foreign exchange). The Group seeks to minimise credit risk arising from settlement risk in the payments system by aligning our processing method with the legal certainty of settlement in the relevant clearing mechanism.

Parent Entity guarantees and undertakings

The Parent Entity makes the following guarantees and undertakings to subsidiaries:

•	letters of comfort for certain subsidiaries which recognise that Westpac has a responsibility that those subsidiaries continue to meet their obligations; and
•	guarantees to certain wholly owned subsidiaries which are Australian financial services or credit licensees to comply with legislative requirements. Each guarantee is capped at $40 million per year and can only be utilised if the entity concerned becomes legally obliged to pay for a claim under the relevant licence. The Parent Entity has a right to recover any funds payable under the guarantees from the relevant subsidiary.

126	2020 Interim Financial Report

Notes to the consolidated financial statements

Note 14. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

Contingent assets

The credit commitments shown in the following table also constitute contingent assets. These commitments would be classified as loans in the balance sheet on the contingent event occurring.

Undrawn credit commitments

The Group enters into various arrangements with customers which are only recognised in the balance sheet when called upon. These arrangements include commitments to extend credit, bill endorsements, financial guarantees, standby letters of credit and underwriting facilities.

They expose the Group to liquidity risk when called upon and also to credit risk if the customer fails to repay the amounts owed at the due date. The maximum exposure to credit loss is the contractual or notional amount of the instruments. Some of the arrangements can be cancelled by the Group at any time. The actual liquidity and credit risk exposure varies in line with drawings and may be less than the amounts disclosed.

The Group uses the same credit policies when entering into these arrangements as it does for on-balance sheet instruments. Refer to Note 21 of the 2019 Annual Report for further details of liquidity risk and credit risk management.

Undrawn credit commitments excluding derivatives are as follows:

	As at	As at	As at	% Mov’t
$m	31 March 2020	30 Sept 2019	31 March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Undrawn credit commitments
Letters of credit and guarantees[1]	14,746	15,150	15,804	(3)	(7)
Commitments to extend credit[2]	175,794	176,002	176,242	-	-
Other	158	188	431	(16)	(63)
Total undrawn credit commitments	190,698	191,340	192,477	-	(1)

1.	Standby letters of credit are undertakings to pay, against presentation documents, an obligation in the event of a default by a customer. Guarantees are unconditional undertakings given to support the obligations of a customer to third parties. The Group may hold cash as collateral for certain guarantees issued.
2.	Commitments to extend credit include all obligations on the part of the Group to provide credit facilities. As facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements. In addition to the commitments disclosed above, at 31 March 2020 the Group had offered $5.2 billion (30 September 2019: $5.0 billion; 31 March 2019: $5.5 billion) of facilities to customers, which had not yet been accepted.

2020 Interim Financial Report	127

Notes to the consolidated financial statements

Note 15. Shareholders’ equity

	As at	As at	As at
$m	31 March 2020	30 Sept 2019	31 March 2019
Share capital
Ordinary share capital, fully paid	40,503	37,508	36,351
RSP treasury shares held[1]	(616)	(572)	(569)
Other treasury shares held[2]	30	19	12
Total treasury shares held	(586)	(553)	(557)
Total share capital	39,917	36,955	35,794
NCI	56	53	51

Ordinary Shares

Westpac does not have authorised capital and the ordinary shares have no par value. Ordinary shares entitle the holder to participate in dividends and, in the event of Westpac winding up, to a share of the proceeds in proportion to the number of and amounts paid on the shares held.

Each ordinary share entitles the holder to one vote, either in person or by proxy, at a shareholder meeting.

Reconciliation of movement in number of ordinary shares

	Half Year	Half Year	Half Year
	March 2020	Sept 2019	March 2019
Balance as at beginning of period	3,489,928,773	3,447,571,023	3,434,796,711
Share issuances[3]	110,919,861	-	-
Dividend reinvestment plan[4]	10,836,236	42,357,750	12,774,312
Issued shares for the period	121,756,097	42,357,750	12,774,312
Balance as at end of period	3,611,684,870	3,489,928,773	3,447,571,023

Ordinary shares purchased on market

	Half Year March 2020
		Average price
Consolidated	Number	($)
For share-based payment arrangements:
Employee share plan (ESP)	931,524	26.46
RSP[5]	1,820,433	24.46
Westpac Performance Plan (WPP) - share rights exercised	151,111	27.51
As treasury shares:
Treasury shares purchased	114,376	24.52
Treasury shares sold	(551,659)	25.17
Net number of ordinary shares purchased/(sold) on market	2,465,785

1.	31 March 2020: 4,578,297 unvested shares held (30 September 2019: 4,784,213; 31 March 2019: 4,803,772).
2.	31 March 2020: 1,284,249 shares held (30 September 2019: 1,721,532; 31 March 2019: 2,029,795).
3.	The average price per share for the issuance of shares was $24.81.
4.	The price for the issuance of shares in relation to the dividend re-investment plan for the FY2019 dividend was $25.17, 2019 interim dividend was $27.36, and 2018 final dividend was $25.82.
5.	Ordinary shares allocated to employees under the RSP are classified as treasury shares until the shares vest.

128	2020 Interim Financial Report

Notes to the consolidated financial statements

Note 15. Shareholders’ equity (continued)

Reconciliation of movement in reserves

	Half Year March	Half Year Sept	Half Year March
$m	2020	2019	2019
Available-for-sale securities reserve
Balance as at beginning of period	-	-	37
Impact on adoption of AASB 9	-	-	(37)
Balance as at end of period	-	-	-
Debt securities at FVOCI reserve
Balance as at beginning of period	(22)	59	-
Impact on adoption of AASB 9	-	-	33
Net gains/(losses) from changes in fair value	(140)	(111)	64
Income tax effect	42	33	(21)
Transferred to income statement	(28)	(4)	(25)
Income tax effect	8	1	7
Loss allowance on debt securities measured at FVOCI	1	-	-
Exchange differences	(3)	-	1
Balance as at end of period	(142)	(22)	59
Equity securities at FVOCI reserve
Balance as at beginning of period	17	7	-
Impact on adoption of AASB 9	-	-	6
Net gains/(losses) from changes in fair value	(18)	10	1
Balance as at end of period	(1)	17	7
Share-based payment reserve
Balance as at beginning of period	1,642	1,604	1,534
Share-based payment expense	60	38	70
Balance as at end of period	1,702	1,642	1,604
Cash flow hedge reserve
Balance as at beginning of period	(129)	(204)	(125)
Net gains/(losses) from changes in fair value	145	(11)	(192)
Income tax effect	(43)	4	56
Transferred to income statement	128	117	80
Income tax effect	(37)	(35)	(23)
Balance as at end of period	64	(129)	(204)
Foreign currency translation reserve
Balance as at beginning of period	(179)	(306)	(351)
Exchange differences on translation of foreign operations	707	(112)	423
Gains/(losses) on net investment hedges	(442)	239	(368)
Transferred to income statement	-	-	(10)
Balance as at end of period	86	(179)	(306)
Other reserves
Balance as at beginning of period	(18)	(19)	(18)
Transactions with owners	(3)	1	(1)
Balance as at end of period	(21)	(18)	(19)
Total reserves	1,688	1,311	1,141

2020 Interim Financial Report	129

Notes to the consolidated financial statements

Note 16. Notes to the consolidated cash flow statement

	Half Year	Half Year	Half Year	% Mov’t
$m	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Reconciliation of net cash provided by/(used in) operating activities to net profit for the period
Net profit for the period	1,191	3,614	3,176	(67)	(63)
Adjustments:
Depreciation, amortisation and impairment	984	563	516	75	91
Impairment charges	2,338	562	404	large	large
Net decrease/(increase) in current and deferred tax	(769)	7	(548)	large	40
(Increase)/decrease in accrued interest receivable	82	303	(171)	(73)	large
(Decrease)/increase in accrued interest payable	(663)	(185)	(156)	large	large
(Decrease)/increase in provisions	1,307	405	738	large	77
Other non-cash items	56	(468)	(364)	large	large
Cash flows from operating activities before changes in operating assets and liabilities	4,526	4,801	3,595	(6)	26
Net (increase)/decrease in derivative financial instruments	4,966	4,937	2,668	1	86
Net (increase)/decrease in life insurance assets and liabilities	(143)	(130)	(4)	10	large
(Increase)/decrease in other operating assets:
Collateral paid	877	371	(1,218)	136	large
Trading securities and financial assets measured at FVIS	8,114	(2,203)	(5,426)	large	large
Loans	(694)	(2,399)	(1,789)	(71)	(61)
Other financial assets	1	570	(234)	(100)	large
Other assets	69	(15)	2	large	large
(Decrease)/increase in other operating liabilities:
Collateral received	8,900	1,324	(317)	large	large
Deposits and other borrowings	12,908	8,685	(7,572)	49	large
Other financial liabilities	2,627	454	1,009	large	160
Other liabilities	8	3	(8)	167	large
Net cash provided by/(used in) operating activities	42,159	16,398	(9,294)	157	large

Non-cash financing activities

	Half Year	Half Year	Half Year	% Mov’t
$m	March 2020	Sept 2019	March 2019	Mar 20 - Sept 19	Mar 20 - Mar 19
Shares issued under the dividend reinvestment plan	273	1,159	330	(76)	(17)
Increase in lease liabilities	88	-	-	-	-

Businesses disposed in Half Year March 2020

There were no businesses disposed of during the half year March 2020. 5

130	2020 Interim Financial Report

Notes to the consolidated financial statements

Note 16. Notes to the consolidated cash flow statement (continued)

Businesses disposed in Half Year March 2019

Westpac sold its interest in Ascalon Capital Managers (Asia) Limited and Ascalon Capital Managers Limited on 8 February 2019, for a combined profit of $3 million recognised in non-interest income. The total cash consideration paid, net of transaction costs and cash held, was $1 million.

Restricted cash

Certain of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, totalling $307 million (30 September 2019: $330 million; 31 March 2019: $330 million) which are included in cash and balances with central banks.

Note 17. Subsequent events

On 2 April 2020, a decision was made by the RBNZ to freeze the distribution of dividends on ordinary shares by all banks in New Zealand during the period of economic uncertainty caused by COVID-19. This impacts the Group’s ability to pay dividends from New Zealand to Australia.

On 4 May 2020, the Board deferred the decision on determining an interim dividend and no dividend will be paid in June 2020.

On 4 May 2020, Westpac announced a new Specialist Businesses division will be created which will include the following businesses: Wealth Platforms, Superannuation and Retirement Products, Investments, Insurance, Auto Finance and Westpac Pacific. The decision will impact the Group’s operating segments in future reporting periods. These businesses will undergo a strategic review.

No other matters have arisen since the half year ended 31 March 2020, which are not otherwise dealt with in this 2020 Interim Financial Report, that have significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

2020 Interim Financial Report	131

Statutory statements

4.8	Statutory statements

Directors’ declaration 1

In the Directors’ opinion

(i)	the interim financial statements and notes set out on pages 92 to 130 are in accordance with the Corporations Act 2001, including that they:
a.	comply with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
b.	give a true and fair view of the Group’s financial position as at 31 March 2020 and of its performance for the six months ended 31 March 2020; and
(ii)	there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board

John McFarlane	Peter King
Chairman	Managing Director and
Sydney Australia	Chief Executive Officer
4 May 2020

132	2020 Interim Financial Report

Statutory statements

Independent auditor’s review report to the members of Westpac Banking Corporation

Report on the Interim Financial Report

We have reviewed the accompanying interim financial report of Westpac Banking Corporation (the Corporation), which comprises the consolidated balance sheet as at 31 March 2020, the consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated cash flow statement and consolidated income statement for the half-year ended on that date, selected other explanatory notes and the directors’ declaration for Westpac Banking Corporation and its controlled entities (the Group). The Group comprises the Corporation and the entities it controlled during that half-year.

Directors’ responsibility for the interim financial report

The directors of the Corporation are responsible for the preparation of the interim financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the interim financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the interim financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 March 2020 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Westpac Banking Corporation, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of an interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PricewaterhouseCoopers, ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

2020 Interim Financial Report	133

Statutory statements

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Westpac Banking Corporation is not in accordance with the Corporations Act 2001 including:

1.      giving a true and fair view of the Group’s financial position as at 31 March 2020 and of its performance for the half-year ended on that date; and

2.      complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers

Lona Mathis	Sydney
Partner	4 May 2020

134	2020 Interim Financial Results

Other information

5.0	Other information

5.1	Disclosure regarding forward-looking statements

This Interim Financial Results Announcement contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Interim Financial Results Announcement and include statements regarding Westpac’s intent, belief or current expectations with respect to its business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, ‘aim’ or other similar words are used to identify forward-looking statements. These forward-looking statements reflect Westpac’s current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond Westpac’s control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon Westpac. There can be no assurance that future developments will be in accordance with Westpac’s expectations or that the effect of future developments on Westpac will be those anticipated. Actual results could differ materially from those expected, depending on the outcome of various factors, including, but not limited to:

•	the effect of the global COVID-19 pandemic, which has had, and is expected to continue to have, a negative impact on our business and global economic conditions, adversely affect a wide-range of Westpac’s customers, create increased volatility in financial markets and may result in increased impairments, defaults and write-offs;
•	disruptions to our business and operations and to the business and operations of key suppliers, third party contractors and customers connected with the COVID-19 pandemic;
•	the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity, leverage and capital requirements;
•	regulatory investigations, reviews and other actions, inquiries, litigation, fines, penalties, restrictions or other regulator imposed conditions, including as a result of our actual or alleged failure to comply with laws (such as financial crime laws), regulations or regulatory policy;
•	internal and external events which may adversely impact Westpac’s reputation;
•	information security breaches, including cyberattacks;
•	reliability and security of Westpac’s technology and risks associated with changes to technology systems;
•	the stability of Australian and international financial systems and disruptions to financial markets and any losses or business impacts Westpac or its customers or counterparties may experience as a result;
•	market volatility, including uncertain conditions in funding, equity and asset markets;
•	an increase in defaults in credit exposures because of a deterioration in economic conditions;
•	adverse asset, credit or capital market conditions;
•	the conduct, behaviour or practices of Westpac or its staff;
•	changes to Westpac’s credit ratings or the methodology used by credit rating agencies;
•	levels of inflation, interest rates (including low or negative interest rates), exchange rates and market and monetary fluctuations;
•	market liquidity and investor confidence;
•	changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand and other countries (including as a result of tariffs and other protectionist trade measures) in which Westpac or its customers or counterparties conduct their operations and Westpac’s ability to maintain or to increase market share, margins and fees, and control expenses;
•	the effects of competition, including from established providers of financial services and from non-financial services entities, in the geographic and business areas in which Westpac conducts its operations;
•	the timely development and acceptance of new products and services and the perceived overall value of these products and services by customers;
•	the effectiveness of Westpac’s risk management policies, including internal processes, systems and employees;
•	the incidence or severity of Westpac-insured events;
•	the occurrence of environmental change (including as a result of climate change) or external events in countries in which Westpac or its customers or counterparties conduct their operations;
•	changes to the value of Westpac’s intangible assets;
•	changes in political, social or economic conditions in any of the major markets in which Westpac or its customers or counterparties operate;
•	the success of strategic decisions involving diversification or innovation, in addition to business expansion activity, business acquisitions and the integration of new businesses; and
•	various other factors beyond Westpac’s control.

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by Westpac, refer to ‘Risk factors’ in the Directors’ report in this Interim Financial Results Announcement. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider the foregoing factors and other uncertainties and events.

2020 Interim Financial Results	135

Other information

Westpac is under no obligation to update any forward-looking statements contained in this Interim Financial Results Announcement, whether as a result of new information, future events or otherwise, after the date of this Interim Financial Results Announcement.

5.2	References to websites

Information contained in or accessible through the websites mentioned in this Results Announcement does not form part of this Results Announcement unless we specifically state that it is incorporated by reference and forms part of this Results Announcement. All references in this Results Announcement to websites are inactive textual references and are for information only.

5.3	Credit ratings[1]

Rating agency	Long Term	Outlook	Short. Term
Fitch Ratings	AA-	Negative	F1+
Moody’s Investor Services	Aa3	Stable	P-1
S&P Global Ratings	AA-	Stable	A-1+

Note that these are the credit ratings as at 31 March 2020, however, since this date the following rating actions have been taken.

On 7 April 2020, following an assessment of the economic impact of the COVID-19 pandemic on the Australian and New Zealand economies, Fitch Ratings (Fitch) have downgraded their long-term ratings for the major Australian banks (including Westpac Banking Corporation) by one notch, to A+ (from AA-). Fitch has maintained the rating outlook for the major Australian banks as “negative”, reflecting the major downside risk to Fitch’s economic outlook in light of the evolving global situation.

On 8 April 2020, S&P Global Ratings affirmed Australia’s AAA/A-1+ ratings but revised the outlook on these ratings to “negative”. As a result of the change in Australia’s sovereign rating outlook, S&P Global Ratings affirmed Westpac Banking Corporation’s current issuer credit rating of AA- long term and A-1+ short term but the outlook has been revised to “negative”.

5.4	Dividend reinvestment plan

The Board has deferred the decision on determining an interim dividend and no dividend will be paid in June 2020. Decisions in relation to the dividend reinvestment plan have also been deferred.

5.5	Information on related entities

a.	Changes in control of Group entities

During the six months ended 31 March 2020 the following controlled entities were acquired, formed, or incorporated:

•	Westpac Digital Partnerships Pty Ltd (incorporated 5 December 2019)
•	Series 2020-1 WST Trust (created 22 January 2020)

During the six months ended 31 March 2020 the following controlled entities ceased to be controlled:

•	Crusade Management Pty Limited (deregistered 1 December 2019)
•	Hastings Investment Management Pty Ltd (deregistered 18 December 2019)
•	Series 2011-1 WST Trust (terminated 14 February 2020)

b.	Associates

There are no associates that are material to the Group.

1.	As at 31 March 2020.

136	2020 Interim Financial Results

Other information

5.6	Financial calendar and Share Registry details

Westpac shares are listed on the securities exchanges in Australia (ASX) and New Zealand (NZX) and as American Depository Receipts in New York. Westpac Capital Notes 2, Westpac Capital Notes 3, Westpac Capital Notes 4, Westpac Capital Notes 5 and Westpac Capital Notes 6 are listed on the ASX. Westpac NZD Subordinated Notes are listed on the NZX.

Important dates to note are set out below, subject to change. Payment of any distribution, dividend or interest payment is subject to the relevant payment conditions and the key dates for each payment will be confirmed to the ASX for securities listed on the ASX.

Westpac Ordinary Shares (ASX code: WBC, NZX code: WBC, NYSE code: WBK)

Interim results and dividend announcement	4 May 2020
New York ex-dividend date for interim dividend	TBD[1]
Ex-dividend date for interim dividend	TBD[1]
New York record date for interim dividend	TBD[1]
Record date for interim dividend	TBD[1]
Interim dividend payable	TBD[1]
Financial Year end	30 September 2020
Closing date for receipt of director nominations before Annual General Meeting	23 October 2020
Final results and dividend announcement	2 November 2020
New York ex-dividend date for final dividend	9 November 2020
New York record date for final dividend	10 November 2020
Ex-dividend date for final dividend	11 November 2020
Record date for final dividend	12 November 2020
Annual General Meeting	11 December 2020[2]
Final dividend payable	18 December 2020

1.	The Board has deferred the decision on determining an interim dividend and no dividend will be paid in June 2020.
2.	Details regarding the location of the meeting and the business to be dealt with will be contained in a Notice of Meeting sent to shareholders in the November before the meeting.

2020 Interim Financial Results	137

Other information

Westpac Capital Notes 2 (ASX code: WBCPE)

Ex-date for quarterly distribution	12 June 2020
Record date for quarterly distribution	15 June 2020
Payment date for quarterly distribution	23 June 2020
Ex-date for quarterly distribution	14 September 2020
Record date for quarterly distribution	15 September 2020
Payment date for quarterly distribution	23 September 2020
Ex-date for quarterly distribution	14 December 2020
Record date for quarterly distribution	15 December 2020
Payment date for quarterly distribution	23 December 2020

Westpac Capital Notes 3 (ASX code: WBCPF)

Ex-date for quarterly distribution	11 June 2020
Record date for quarterly distribution	12 June 2020[1]
Payment date for quarterly distribution	22 June 2020
Ex-date for quarterly distribution	11 September 2020
Record date for quarterly distribution	14 September 2020
Payment date for quarterly distribution	22 September 2020
Ex-date for quarterly distribution	11 December 2020
Record date for quarterly distribution	14 December 2020
Payment date for quarterly distribution	22 December 2020

Westpac Capital Notes 4 (ASX code: WBCPG)

Ex-date for quarterly distribution	19 June 2020
Record date for quarterly distribution	22 June 2020
Payment date for quarterly distribution	30 June 2020
Ex-date for quarterly distribution	21 September 2020
Record date for quarterly distribution	22 September 2020
Payment date for quarterly distribution	30 September 2020
Ex-date for quarterly distribution	21 December 2020
Record date for quarterly distribution	22 December 2020
Payment date for quarterly distribution	30 December 2020

Westpac Capital Notes 5 (ASX code: WBCPH)

Ex-date for quarterly distribution	11 June 2020
Record date for quarterly distribution	12 June 2020[2]
Payment date for quarterly distribution	22 June 2020
Ex-date for quarterly distribution	11 September 2020
Record date for quarterly distribution	14 September 2020
Payment date for quarterly distribution	22 September 2020
Ex-date for quarterly distribution	11 December 2020
Record date for quarterly distribution	14 December 2020
Payment date for quarterly distribution	22 December 2020

1.	Adjusted to immediately preceding business day as record date falls on a non-ASX business day.
2.	Adjusted to immediately preceding business day as record date falls on a non-ASX business day or a date on which banks are not open for general business in Sydney.

138	2020 Interim Financial Results

Other information

Westpac Capital Notes 6 (ASX code: WBCPI)

Ex-date for quarterly distribution	9 June 2020
Record date for quarterly distribution	10 June 2020
Payment date for quarterly distribution	18 June 2020
Ex-date for quarterly distribution	9 September 2020
Record date for quarterly distribution	10 September 2020
Payment date for quarterly distribution	18 September 2020
Ex-date for quarterly distribution	9 December 2020
Record date for quarterly distribution	10 December 2020
Payment date for quarterly distribution	18 December 2020

Westpac NZD Subordinated Notes (NZX code: WBC010)

Ex-date for quarterly interest payment	21 May 2020
Record date for quarterly interest payment	22 May 2020
Payment date for quarterly interest payment	2 June 2020[1]
Ex-date for quarterly interest payment	20 August 2020
Record date for quarterly interest payment	21 August 2020[2]
Payment date for quarterly interest payment	1 September 2020
Ex-date for quarterly interest payment	19 November 2020
Record date for quarterly interest payment	20 November 2020[2]
Payment date for quarterly interest payment	1 December 2020

1.	Adjusted to next business day as payment date does not fall on a day on which banks are open for general business in Wellington and Auckland, New Zealand and Sydney, Australia.
2.	Adjusted to immediately preceding business day as record date falls on a date on which banks are not open for general business in Wellington and Auckland, New Zealand and Sydney, Australia.

2020 Interim Financial Results	139

Other information

Registered Office

Level 18

275 Kent Street

Sydney NSW 2000

Australia

Telephone: +61 2 9155 7713

Facsimile: +61 2 8253 4128

International: +61 2 9155 7700

Website: www.westpac.com.au/westpacgroup

Share Registries

Australia	New Zealand
Ordinary shares on the main register, Westpac Capital Notes 2, Westpac Capital Notes 3, Westpac Capital Notes 4, Westpac Capital Notes 5, Westpac Capital Notes 6	Ordinary shares on the New Zealand branch register and Westpac NZD Subordinated Notes
Link Market Services Limited	Link Market Services Limited
Level 12, 680 George Street	Level 11, Deloitte Centre, 80 Queen Street
Sydney NSW 2000 Australia	Auckland 1010 New Zealand
Postal Address: Locked Bag A6015, Sydney South NSW 1235, Australia	Postal Address: P.O. Box 91976, Auckland 1142, New Zealand
Website: www.linkmarketservices.com.au Email: westpac@linkmarketservices.com.au	Website: www.linkmarketservices.co.nz Email: enquiries@linkmarketservices.co.nz
Telephone: 1800 804 255 (toll free in Australia) International: +61 1800 804 255 Facsimile: +61 2 9287 0303	Telephone: 0800 002 727 (toll free in New Zealand) International: +64 9 375 5998 Facsimile: +64 9 375 5990
New York	For further information contact:

Depositary in USA for American Depositary Shares Listed on New York Stock Exchange

(CUSIP 961214301)

BNY Mellon Shareowner Services

PO Box 505000, Louisville, KY 40233-5000, USA

Telephone: +1 888 269 2377 (toll free in US)

International: +1 201 680 6825

Media: David Lording, Head of Media Relations +61 419 683 411 Analysts and Investors: Andrew Bowden, Head of Investor Relations +61 438 284 863
Email: shrrelations@cpushareownerservices.com Website: https://www-us.computershare.com/investor

140	2020 Interim Financial Results

Other information

5.7	Exchange rates

5.7.1	Exchange rates against A$

Six months to/as at	31 March 2020		30 Sept 2019		31 March 2019
Currency	Average	Spot	Average	Spot	Average	Spot
US$	0.6711	0.6191	0.6926	0.6754	0.7150	0.7091
GBP	0.5228	0.5017	0.5504	0.5493	0.5524	0.5425
NZ$	1.0493	1.0264	1.0565	1.0790	1.0584	1.0439

5.7.2	Exchange rate risk on future NZ$ earnings

Westpac’s policy in relation to the hedging of the future earnings of the Group’s New Zealand division is to manage the economic risk for volatility of the NZ$ against A$. Westpac manages these flows over a time horizon under which up to 100% of the expected earnings for the following 12 months and 100% of the expected earnings for the subsequent 12 months can be hedged. As at 31 March 2020, Westpac has hedges in place for forecasts up to September 2020 with an average rate of $1.0419.

5.8	Group earnings reconciliation

Half Year March 2020		Fair value
		(gain)/loss		Adjustments			Policyholder
	Reported	on economic	Ineffective	related to	Treasury	Operating	tax	Cash
$m	results	hedges	hedges	Pendal	shares	leases	recoveries	earnings
Net interest income	9,000	(300)	(34)	-	-	-	-	8,666
Net fee income	755	-	-	-	-	-	-	755
Net wealth management and insurance income	465	-	-	-	(18)	-	34	481
Trading income	460	(31)	-	-	-	-	-	429
Other income	(76)	16	-	91	-	(21)	-	10
Non-interest income	1,604	(15)	-	91	(18)	(21)	34	1,675
Net operating income before operating expenses and impairment charges	10,604	(315)	(34)	91	(18)	(21)	34	10,341
Staff expenses	(2,444)	-	-	-	-	-	-	(2,444)
Occupancy expenses	(514)	-	-	-	-	21	-	(493)
Technology expenses	(1,277)	-	-	-	-	-	-	(1,277)
Other expenses	(1,946)	-	-	-	-	-	-	(1,946)
Operating expenses	(6,181)	-	-	-	-	21	-	(6,160)
Profit before impairment charges and income tax expense	4,423	(315)	(34)	91	(18)	-	34	4,181
Impairment charges	(2,238)	-	-	-	-	-	-	(2,238)
Profit before income tax	2,185	(315)	(34)	91	(18)	-	34	1,943
Income tax expense	(994)	96	10	(28)	1	-	(34)	(949)
Net profit	1,191	(219)	(24)	63	(17)	-	-	994
Net profit attributable to NCI	(1)	-	-	-	-	-	-	(1)
NET PROFIT ATTRIBUTABLE
TO OWNERS OF WBC	1,190	(219)	(24)	63	(17)	-	-	993
Cash earnings adjustments:
Fair value (gain)/loss on economic hedges	(219)	219	-	-	-	-	-	-
Ineffective hedges	(24)	-	24	-	-	-	-	-
Adjustments related to Pendal	63	-	-	(63)	-	-	-	-
Treasury shares	(17)	-	-	-	17	-	-	-
Cash earnings	993	-	-	-	-	-	-	993

2020 Interim Financial Results	141

Other information

5.8	Group earnings reconciliation (continued)

Half Year Sept 2019		Fair value
		(gain)/loss		Adjustments			Policyholder
	Reported	on economic	Ineffective	related to	Treasury	Operating	tax	Cash
$m	results	hedges	hedges	Pendal	shares	leases	recoveries	earnings
Net interest income	8,644	(59)	(21)	-	-	-	-	8,564
Net fee income	829	-	-	-	-	-	-	829
Net wealth management and insurance income	703	-	-	-	8	-	(11)	700
Trading income	492	(49)	-	-	-	-	-	443
Other income	2	(18)	-	57	-	(25)	-	16
Non-interest income	2,026	(67)	-	57	8	(25)	(11)	1,988
Net operating income before operating expenses and impairment charges	10,670	(126)	(21)	57	8	(25)	(11)	10,552
Staff expenses	(2,393)	-	-	-	-	-	-	(2,393)
Occupancy expenses	(497)	-	-	-	-	25	-	(472)
Technology expenses	(1,180)	-	-	-	-	-	-	(1,180)
Other expenses	(945)	-	-	-	-	-	-	(945)
Operating expenses	(5,015)	-	-	-	-	25	-	(4,990)
Profit before impairment charges and income tax expense	5,655	(126)	(21)	57	8	-	(11)	5,562
Impairment charges	(461)	-	-	-	-	-	-	(461)
Profit before income tax	5,194	(126)	(21)	57	8	-	(11)	5,101
Income tax expense	(1,580)	36	6	(17)	(1)	-	11	(1,545)
Net profit	3,614	(90)	(15)	40	7	-	-	3,556
Net profit attributable to NCI	(3)	-	-	-	-	-	-	(3)
NET PROFIT ATTRIBUTABLE
TO OWNERS OF WBC	3,611	(90)	(15)	40	7	-	-	3,553
Cash earnings adjustments:
Fair value (gain)/loss on economic hedges	(90)	90	-	-	-	-	-	-
Ineffective hedges	(15)	-	15	-	-	-	-	-
Adjustments related to Pendal	40	-	-	(40)	-	-	-	-
Treasury shares	7	-	-	-	(7)	-	-	-
Cash earnings	3,553	-	-	-	-	-	-	3,553

142	2020 Interim Financial Results

Other information

5.8	Group earnings reconciliation (continued)

Half Year March 2019		Fair value
		(gain)/loss		Adjustments			Policyholder
	Reported	on economic	Ineffective	related to	Treasury	Operating	tax	Cash
$m	results	hedges	hedges	Pendal	shares	leases	recoveries	earnings
Net interest income	8,263	133	(7)	-	-	-	-	8,389
Net fee income	826	-	-	-	-	-	-	826
Net wealth management and insurance income	326	-	-	-	(2)	-	(1)	323
Trading income	437	27	-	-	-	-	-	464
Other income	127	17	-	(14)	-	(29)	-	101
Non-interest income	1,716	44	-	(14)	(2)	(29)	(1)	1,714
Net operating income before operating expenses and impairment charges	9,979	177	(7)	(14)	(2)	(29)	(1)	10,103
Staff expenses	(2,645)	-	-	21	-	-	-	(2,624)
Occupancy expenses	(526)	-	-	-	-	29	-	(497)
Technology expenses	(1,139)	-	-	-	-	-	-	(1,139)
Other expenses	(781)	-	-	-	-	-	-	(781)
Operating expenses	(5,091)	-	-	21	-	29	-	(5,041)
Profit before impairment charges and income tax expense	4,888	177	(7)	7	(2)	-	(1)	5,062
Impairment charges	(333)	-	-	-	-	-	-	(333)
Profit before income tax	4,555	177	(7)	7	(2)	-	(1)	4,729
Income tax expense	(1,379)	(52)	2	(2)	-	-	1	(1,430)
Net profit	3,176	125	(5)	5	(2)	-	-	3,299
Net profit attributable to NCI	(3)	-	-	-	-	-	-	(3)
NET PROFIT ATTRIBUTABLE
TO OWNERS OF WBC	3,173	125	(5)	5	(2)	-	-	3,296
Cash earnings adjustments:
Fair value (gain)/loss on economic hedges	125	(125)	-	-	-	-	-	-
Ineffective hedges	(5)	-	5	-	-	-	-	-
Adjustments related to Pendal	5	-	-	(5)	-	-	-	-
Treasury shares	(2)	-	-	-	2	-	-	-
Cash earnings	3,296	-	-	-	-	-	-	3,296

2020 Interim Financial Results	143

Cash earnings supplementary information

6.0	Cash earnings supplementary information

6.1	Cash earnings adjustments

	Half Year	Half Year	Half Year
$m	March 2020	Sept 2019	March 2019
Cash earnings adjustments (post tax) comprise:
Fair value (gain)/loss on economic hedges	(219)	(90)	125
Ineffective hedges	(24)	(15)	(5)
Adjustments related to Pendal	63	40	5
Treasury shares	(17)	7	(2)
Total cash earnings adjustment (post-tax)	(197)	(58)	123

Outlined below are the cash earnings adjustments to the reported result:

•	Fair value (gain)/loss on economic hedges (which do not qualify for hedge accounting under AAS) comprise:

–	The unrealised fair value (gain)/loss on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving cash earnings as they may create a material timing difference on reported results but do not affect the Group’s cash earnings over the life of the hedge; and

–	The unrealised fair value (gain)/loss on hedges of accrual accounted term funding transactions are reversed in deriving cash earnings as they may create a material timing difference on reported results but do not affect the Group’s cash earnings over the life of the hedge.

•	Ineffective hedges: The unrealised (gain)/loss on ineffective hedges is reversed in deriving cash earnings because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time;

•	Adjustments related to Pendal: Consistent with prior periods’ treatment, this item has been treated as a cash earnings adjustment given its size and that it does not reflect ongoing operations. The Group has indicated that it may sell the remaining shareholding in Pendal at some future date. The adjustment relates to the mark to market of the shares and separation costs related to the original sell down. Any future gain or loss on this shareholding will similarly be excluded from the calculation of cash earnings;

•	Treasury shares: Under AAS, Westpac shares held by the Group in the managed funds and life businesses are deemed to be Treasury shares and the results of holding these shares cannot be recognised in the reported results. In deriving cash earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in determining income; and

•	Accounting reclassifications between individual line items that do not impact reported results comprise:

–	Operating leases: Under AAS rental income on operating leases is presented gross of the depreciation of the assets subject to the lease. These amounts are offset in deriving non-interest income and operating expenses on a cash earnings basis; and

–	Policyholder tax recoveries: Income and tax amounts that are grossed up to comply with the AAS covering Life Insurance Business (policyholder tax recoveries) are reversed in deriving income and taxation expense on a cash earnings basis.

144	2020 Interim Financial Results

Glossary

7.0	Glossary

Shareholder value
Average ordinary equity	Average total equity less average non-controlling interests.
Average tangible ordinary equity	Average ordinary equity less average goodwill and other intangible assets (excluding capitalised software).
Dividend payout ratio – net profit	Ordinary dividend paid/declared on issued shares (net of Treasury shares) divided by the net profit attributable to owners of WBC.
Earnings per ordinary share	Net profit attributable to the owners of WBC divided by the weighted average ordinary shares (reported).
Fully franked dividends per ordinary shares (cents)	Dividends paid out of retained profits which carry a credit for Australian company income tax paid by Westpac.
Net tangible assets per ordinary share	Net tangible assets (total equity less goodwill and other intangible assets less minority interests) divided by the number of ordinary shares on issue (reported).
Return on equity (ROE)	Net profit attributable to the owners of WBC divided by average ordinary equity.
Weighted average ordinary shares (reported)	Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period less Westpac shares held by the Group (‘Treasury shares’).
Productivity and efficiency
Expense to income ratio	Operating expenses divided by net operating income.
Full-time equivalent employees (FTE)	A calculation based on the number of hours worked by full and part-time employees as part of their normal duties. For example, the full-time equivalent of one FTE is 76 hours paid work per fortnight.
Revenue per FTE	Total operating income divided by the average number of FTE for the period.
Business performance
Average interest-earning assets	The average balance of assets held by the Group that generate interest income. Where possible, daily balances are used to calculate the average balance for the period.
Average interest-bearing liabilities	The average balance of liabilities owed by the Group that incur an interest expense. Where possible, daily balances are used to calculate the average balance for the period.
Divisional margin	Net interest income (including capital benefit) for a division as a percentage of the average interest earning assets for that division.
Net interest margin	Calculated by dividing net interest income by average interest-earning assets.
Interest spread	The difference between the average yield on all interest-earning assets and the average rate paid on interest bearing liabilities.
Capital adequacy
Common equity tier 1 capital ratio	Total common equity capital divided by risk weighted assets, as defined by APRA.
Credit risk weighted assets (Credit RWA)	Credit risk weighted assets represent risk weighted assets (on-balance sheet and off-balance sheet) that relate to credit exposures and therefore exclude market risk, operational risk, interest rate risk in the banking book and other assets.
Internationally comparable capital ratios	Internationally comparable regulatory capital ratios are Westpac’s estimated ratios after adjusting the capital ratios determined under APRA Basel III regulations for various items. Analysis aligns with the APRA study titled “International capital comparison study” dated 13 July 2015.
Risk weighted assets (RWA)	Assets (both on and off-balance sheet) are risk weighted according to each asset’s inherent potential for default and what the likely losses would be in case of default. In the case of non-asset backed risks (i.e. market and operational risk), RWA is determined by multiplying the capital requirements for those risks by 12.5.
Tier 1 capital ratio	Total Tier 1 capital divided by risk weighted assets, as defined by APRA.
Total regulatory capital ratio	Total regulatory capital divided by risk weighted assets, as defined by APRA.
APRA leverage ratio	Tier 1 capital divided by ‘exposure measure’ and expressed as a percentage. ‘Exposure measure’ is the sum of on-balance sheet exposures, derivative exposures, securities financing transaction exposures and other off- balance sheet exposures.

Funding and liquidity
Committed Liquidity Facility (CLF)	The RBA makes available to Australian Authorised Deposit-taking Institutions (ADIs) a CLF that, subject to qualifying conditions, can be accessed to meet LCR requirements under APS210 Liquidity.
Deposit to loan ratio	Customer deposits divided by total loans.
High Quality Liquid Assets (HQLA)	Assets which meet APRA’s criteria for inclusion as HQLA in the numerator of the LCR.
Liquidity Coverage Ratio (LCR)	An APRA requirement to maintain an adequate level of unencumbered high quality liquid assets, to meet liquidity needs for a 30 calendar day period under an APRA-defined severe stress scenario. Absent a situation of financial stress, the value of the LCR must not be less than 100%, effective 1 January 2015. LCR is calculated as the percentage ratio of stock of HQLA and CLF over the total net cash out-flows in a modelled 30 day defined stressed scenario.

2020 Interim Financial Results	145

Glossary

Net Stable Funding Ratio (NSFR)	The NSFR is defined as the ratio of the amount of available stable funding (ASF) to the amount of required stable funding (RSF) defined by APRA. The amount of ASF is the portion of an ADI’s capital and liabilities expected to be a reliable source of funds over a one year time horizon. The amount of RSF is a function of the liquidity characteristics and residual maturities of an ADI’s assets and off-balance sheet activities. ADI’s must maintain an NSFR of at least 100%.
Term Funding Facility (TFF)	A facility established by the RBA to provide 3 year term funding to Australian ADIs via repurchase transactions, subject to qualifying conditions, to help support lending to Australian businesses.
Third party liquid assets	HQLA and non LCR qualifying liquid assets, but excludes internally securitised assets that are eligible for a repurchase agreement with the RBA and RBNZ.
Total liquid assets	Third party liquid assets and internally securitised assets that are eligible for a repurchase agreement with a central bank.
Asset quality
90 days past due and not impaired

Includes facilities where:

•     contractual payments of interest and / or principal are 90 or more calendar days overdue, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days (including accounts for customers who have been granted hardship assistance); or

•     an order has been sought for the customer’s bankruptcy or similar legal action has been instituted which may avoid or delay repayment of its credit obligations; and

•     the estimated net realisable value of assets / security to which Westpac has recourse is sufficient to cover repayment of all principal and interest, or where there are otherwise reasonable grounds to expect payment in full and interest is being taken to profit on an accrual basis.

These facilities, while in default, are not treated as impaired for accounting purposes.

Collectively assessed provisions (CAPs)	Collectively assessed provisions for expected credit loss under AASB 9 represent the Expected Credit Loss (ECL) which is collectively assessed in pools of similar assets with similar risk characteristics. This incorporates forward looking information and does not require an actual loss event to have occurred for an impairment provision to be recognised.
Default	For accounting purposes, a default occurs when Westpac considers that the customer is unlikely to repay its credit obligations in full, without recourse by the Group to action such as realising security, or the customer is more than 90 days past due on any material credit obligation. This definition of default is aligned to the APRA regulatory definition of default.
Impaired exposures

Includes exposures that have deteriorated to the point where full collection of interest and principal is in doubt, based on an assessment of the customer’s outlook, cash flow, and the net realisation of value of assets to which recourse is held:

•     facilities 90 days or more past due, and full recovery is in doubt: exposures where contractual payments are 90 or more days in arrears and the net realisable value of assets to which recourse is held may not be sufficient to allow full collection of interest and principal, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days;

•     non-accrual facilities: exposures with individually assessed impairment provisions held against them, excluding restructured loans;

•     restructured facilities: exposures where the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer;

•     other assets acquired through security enforcement (includes other real estate owned): includes the value of any other assets acquired as full or partial settlement of outstanding obligations through the enforcement of security arrangements; and

•     any other facilities where the full collection of interest and principal is in doubt.

Individually assessed provisions (IAPs)

Provisions raised for losses on loans that are known to be impaired and are assessed on an individual basis. The estimated losses on these impaired loans is based on expected future cash flows discounted to their present value and, as this discount unwinds, interest will be recognised in the income statement.

Non-performing exposures	Exposures which are in default.
Performing exposures	Exposures which are not in default.
Provision for expected credit losses (ECL)	Expected credit losses (ECL) are a probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant timeframe. They are determined by evaluating a range of possible outcomes and taking into account the time value of money, past events, current conditions and forecasts of future economic conditions.
Probability of default (PD)	The probability that a counterparty will default.
Loss given default (LGD)	The loss that is expected to arise in the event of a default.
Exposure at default (EAD)	The estimated outstanding amount of credit exposure at the time of the default.
Stage 1: 12 months ECL - performing	For financial assets where there has been no significant increase in credit risk since origination a provision for 12 months expected credit losses is recognised. Interest revenue is calculated on the gross carrying amount of the financial asset.

146	2020 Interim Financial Results

Glossary

Asset quality (cont’d)
Stage 2: Lifetime ECL - performing	For financial assets where there has been a significant increase in credit risk since origination but where the asset is still performing a provision for lifetime expected losses is recognised. Interest revenue is calculated on the gross carrying amount of the financial asset.
Stage 3: Lifetime ECL - non-performing	For financial assets that are non-performing a provision for lifetime expected losses is recognised. Interest revenue is calculated on the carrying amount net of the provision for ECL rather than the gross carrying amount.
Stressed exposures	Watchlist and substandard, 90 days past due and not impaired and impaired exposures.
Total committed exposure (TCE)	Represents the sum of the committed portion of direct lending (including funds placement overall and deposits placed), contingent and pre-settlement risk plus the committed portion of secondary market trading and underwriting risk.
Watchlist and substandard	Loan facilities where customers are experiencing operating weakness and financial difficulty but are not expected to incur loss of interest or principal.
Other
COVID-19	A viral disease, declared as a pandemic by the World Health Organisation on 12 March 2020.
Credit Value Adjustment (CVA)	CVA adjusts the fair value of over-the-counter derivatives for credit risk. CVA is employed on the majority of derivative positions and reflects the market view of the counterparty credit risk. A Debit Valuation Adjustment (DVA) is employed to adjust for our own credit risk.
Divisional results

Divisional results are presented on a management reporting basis. Internal charges and transfer pricing adjustments are included in the performance of each division reflecting the management structure rather than the legal entity (these results cannot be compared to results for individual legal entities). Where management reporting structures or accounting classifications have changed, financial results for comparative periods have been restated and may differ from results previously reported. Overhead costs are allocated to revenue generating divisions.

The Group’s internal transfer pricing frameworks facilitate risk transfer, profitability measurement, capital allocation and divisional alignment, tailored to the jurisdictions in which the Group operates. Transfer pricing allows the Group to measure the relative contribution of products and divisions to the Group’s interest margin and other dimensions of performance. Key components of the Group’s transfer pricing frameworks are funds transfer pricing for interest rate and liquidity risk and allocation of basis and contingent liquidity costs, including capital allocation.

First Half 2020	Six months ended 31 March 2020.
First Half 2019	Six months ended 31 March 2019.
Net Promoter Score (NPS)

Net Promoter Score measures the net likelihood of recommendation to others of the customer’s main financial institution for retail or business banking. Net Promoter ScoreSM is a trademark of Bain & Co Inc., Satmetrix Systems, Inc., and Mr Frederick Reichheld.

•      For retail banking, using a scale of 1 to 10 (1 means ‘extremely unlikely’ and 10 means ‘extremely likely’), the 1-6 raters (detractors) are deducted from the 9-10 raters (promoters); and

•      For business banking, using a scale of 0 to 10 (0 means ‘extremely unlikely’ and 10 means ‘extremely likely’), the 0-6 raters (detractors) are deducted from the 9-10 raters (promoters).

Prior corresponding period	Refers to the six months ended 31 March 2019.
Prior half / Prior period	Refers to the six months ended 30 September 2019.
Run-off	Scheduled and unscheduled repayments and debt repayments (from for example property sales and external refinancing), net of redraws.
Second Half 2019	Six months ended 30 September 2019.
Women in Leadership	Women in Leadership refers to the proportion of women (permanent and maximum term) in leadership roles across the Group. It includes the CEO, Group Executive, General Managers, senior leaders with significant influence on business outcomes (direct reports to General Managers and their direct reports), large (3+) team people leaders three levels below General Manager, and Bank and Assistant Bank Managers.